Form 10-K, Exhibit 13
period 1995-09-30
ALBERTO CULVER CO
filed 1995-12-19
CIK 3327

                                                                EXHIBIT 13


CONSOLIDATED STATEMENTS OF EARNINGS
Alberto-Culver Company and Subsidiaries



                                                                 YEAR ENDED SEPTEMBER 30,
                                                         -----------------------------------------------
(Dollars in thousands, except per share data)                 1995             1994          1993
                                                              ----             ----          ----
Net sales                                               $1,358,219        1,216,119     1,147,990
Costs and expenses:
   Cost of products sold                                   682,589          602,749       564,260
   Advertising, promotion, selling and administrative      584,856          536,441       511,274
   Interest expense, net of interest income
     of $3,414 in 1995, $2,779 in 1994
     and $2,334 in 1993                                      6,532            5,851         7,327
                                                           -------           ------        ------
     Total costs and expenses                            1,273,977        1,145,041     1,082,861
                                                        ----------       ----------    ----------
Earnings before provision for income taxes                  84,242           71,078        65,129
Provision for income taxes (note 6)                         31,591           27,010        23,857
                                                          --------          -------       -------
Net earnings                                           $    52,651           44,068        41,272
                                                        ==========          =======       =======
  Net earnings per share:
  Primary                                                    $1.89             1.57          1.44
  Fully-diluted                                               1.87             1.57          1.44
                                                             =====             ====          ====


See accompanying notes to consolidated financial statements.





CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Alberto-Culver Company and Subsidiaries



                                                                 YEAR ENDED SEPTEMBER 30,
                                                         ----------------------------------------------
(Dollars in thousands)                                        1995             1994          1993
                                                              ----             ----          ----
Retained earnings, beginning of year                      $293,445          257,085       223,706
Net earnings                                                52,651           44,068        41,272
                                                           -------          -------       -------
                                                           346,096          301,153       264,978
Cash dividends  (note 5)                                    (8,590)          (7,708)       (7,893)
                                                           -------          -------       -------
Retained earnings, end of year                            $337,506          293,445       257,085
                                                          ========          =======       =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
Alberto-Culver Company and Subsidiaries


(Dollars in thousands, except per share data)
                                                                   SEPTEMBER 30,
                                                         ---------------------------------
ASSETS                                                        1995                   1994
                                                              ----                   ----
Current assets:
   Cash and cash equivalents                              $142,585                 41,833
      Short-term investments                                 4,400                  8,529
      Receivables, less allowance for doubtful
      accounts of $5,663 in 1995
      and $5,497 in 1994                                   128,482                108,877
   Inventories:
      Raw materials                                         32,408                 29,618
      Work-in-process                                        4,897                  5,868
      Finished goods                                       211,224                195,633
                                                           -------               --------
         Total inventories                                 248,529                231,119
   Prepaid expenses                                         12,549                 11,399
                                                            ------                -------
         Total current assets                              536,545                401,757
Property, plant and equipment (note 7):
   Land                                                      8,396                  7,328
   Buildings                                               100,954                 89,344
   Machinery and equipment                                 176,684                146,560
                                                           -------               --------
      Total property, plant and equipment                  286,034                243,232
   Accumulated depreciation                                128,243                110,351
                                                           -------               --------
      Property, plant and equipment, net                   157,791                132,881
Goodwill, net                                               55,225                 44,307
Trade names and other intangible assets, net                34,198                  9,960
Other assets                                                31,327                 21,303
                                                            ------                -------
                                                          $815,086                610,208
                                                          ========                =======


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Short-term borrowings                               $       103                  2,152
   Current maturities of long-term debt                      1,286                 30,667
   Accounts payable                                        144,253                110,122
   Accrued expenses (note 2)                                76,141                 64,754
   Income taxes                                             13,056                  8,315
                                                            ------                 ------
      Total current liabilities                            234,839                216,010
Long-term debt (note 3)                                     83,094                 42,976
Convertible subordinated debentures (note 3)               100,000                     --
Deferred income taxes                                       15,365                 14,780
Other liabilities                                           10,885                  9,472
Stockholders' equity (note 5):
   Common stock, par value $.22 per share:
      Class A authorized 25,000,000 shares;
         issued 13,262,624 shares in 1995
         and 13,261,624 shares in 1994                       2,918                  2,918
      Class B authorized 25,000,000 shares;
         issued 20,944,424 shares in 1995
         and 20,945,424 shares in 1994                       4,608                  4,608
   Additional paid-in capital                               87,896                 87,452
   Retained earnings                                       337,506                293,445
Foreign currency translation (note 1)                      (12,966)               (11,793)
                                                          --------               --------
                                                           419,962                376,630

Less treasury stock, at cost (Class A common stock: 1995
  - 2,299,618 shares and 1994 - 2,348,426 shares;
  Class B common stock:
  1995 and 1994 - 4,178,184 shares) (note 5)
                                                            49,059                 49,660
                                                           -------                -------
  Total stockholders' equity                               370,903                326,970
                                                          --------               --------
                                                          $815,086                610,208
                                                          ========               ========




See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Alberto-Culver Company and Subsidiaries


(Dollars in thousands)
                                                                                            YEAR ENDED SEPTEMBER 30,
                                                                                 -----------------------------------------------
                                                                                      1995             1994            1993
                                                                                      ----             ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                                      $ 52,651           44,068          41,272
Adjustments to reconcile net earnings to net cash provided by operating activities:
   Depreciation                                                                     20,712           17,234          16,238
   Amortization of goodwill and other assets                                         3,967            3,668           3,342
   Deferred income taxes                                                               243             (158)          1,381
   Other, net                                                                          852              447             814
   Cash effects of changes in:
    Receivables, net                                                               (20,144)           5,995             (37)
    Inventories                                                                     (7,783)         (21,972)        (16,682)
    Prepaid expenses                                                                (1,940)            (348)         (1,326)
    Accounts payable and accrued expenses                                           29,420           16,815           9,318
    Income taxes                                                                     3,852             (347)         (1,552)
                                                                                    ------             -----        -------
     Net cash provided by operating activities                                      81,830           65,402          52,768
                                                                                    ------          -------         -------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Short-term investments                                                            4,129             (329)         (3,800)
   Capital expenditures                                                            (31,002)         (26,184)        (26,362)
   Other assets                                                                     (8,143)          (6,842)         (1,516)
   Proceeds from sale of business, net of sold company's cash                           --            1,592              --
   Payments for purchased businesses, net of acquired companies' cash              (41,635)          (7,618)         (2,357)
   Proceeds from disposals of assets                                                 1,006            2,096           1,923
                                                                                   -------           ------          ------
    Net cash used by investing activities                                          (75,645)         (37,285)        (32,112)
                                                                                   -------         --------         -------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Short-term borrowings                                                            (2,091)          (4,147)           (863)
   Proceeds from long-term debt                                                     45,001            5,776          31,647
   Repayments of long-term debt                                                    (37,773)         (33,757)        (44,755)
   Issuance of convertible subordinated debentures                                 100,000               --              --
   Convertible subordinated debentures issuance costs                               (2,945)              --              --
   Proceeds from exercise of stock options                                             659              651           2,335
   Cash dividends paid                                                              (8,590)          (7,708)         (7,893)
   Stock purchased for treasury                                                         --          (13,729)         (7,040)
                                                                                    ------          -------         -------
    Net cash provided (used) by financing activities                                94,261          (52,914)        (26,569)
                                                                                   -------          -------         -------
Effect of foreign exchange rate changes on cash                                        306              883          (4,098)
                                                                                      ----             ----          ------
Net increase (decrease) in cash and cash equivalents                               100,752          (23,914)        (10,011)
Cash and cash equivalents at beginning of year                                      41,833           65,747          75,758
                                                                                   -------          -------         -------
Cash and cash equivalents at end of year                                          $142,585           41,833          65,747
                                                                                   =======          =======         =======

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for:
   Interest                                                                       $  6,831            7,643           9,096
   Income taxes                                                                     26,801           27,387          24,107
Capital lease obligations assumed                                                    1,393              843             442
                                                                                   =======          =======         =======


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include accounts of the company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain amounts for prior periods have been reclassified to conform with the current year's presentation.

CASH EQUIVALENTS
All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. These investments are stated at cost which approximates market value.

SHORT-TERM INVESTMENTS
Short-term investments are stated at cost which is equal to market value at September 30, 1995 and 1994, respectively.

INVENTORIES
Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value).

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are carried at cost. Depreciation is provided primarily on the straight-line method based on the estimated useful lives of assets. Expenditures for maintenance and repairs are expensed as incurred.

GOODWILL AND TRADE NAMES
The cost of goodwill and trade names is amortized on a straight-line basis over periods ranging from ten to forty years. Management periodically considers whether there has been a permanent impairment to the value of goodwill and trade names by evaluating various factors including current operating results, anticipated future results and cash flows, and market and economic conditions.

FOREIGN CURRENCY TRANSLATION
Foreign currency balance sheet accounts are translated at rates of exchange in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period.

The following is an analysis of changes in the foreign currency translation account:


(Thousands)                         1995             1994
                                    ----             ----
Balance, beginning of year      $(11,793)         (16,624)
Foreign currency translation
  gain (loss)                     (1,173)           4,831
                                 -------           ------
Balance, end of year            $(12,966)         (11,793)
                                 =======           ======

Realized gains and losses from foreign currency transactions included in the consolidated statements of earnings resulted in losses of $359,000, $323,000 and $489,000 in 1995, 1994 and 1993, respectively.




INCOME TAXES
Statement of Financial Accounting Standards No. 109 ("Statement 109"), "Accounting for Income Taxes", was adopted by the company in fiscal year 1994 without restating prior years' financial statements. Under Statement 109, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are estimated to be recovered or settled. Under Statement 109, the effect on deferred taxes of a change in tax rates is recognized in the statement of earnings in the period of enactment. Prior to fiscal year 1994, income taxes were accounted for under the deferred method.

CALCULATION OF EARNINGS PER SHARE
Primary earnings per share are based on the weighted average shares outstanding, including common stock equivalents, of 27,849,000 in 1995, 28,042,000 in 1994 and 28,717,000 in 1993.

Fully-diluted earnings per share are determined by dividing net earnings plus the interest expense on the convertible subordinated debentures (net of tax benefit) by the weighted average shares outstanding after giving effect for common shares to be issued assuming conversion of the convertible subordinated debentures to common shares. Fully-diluted weighted average shares outstanding were 28,576,000 in 1995, 28,081,000 in 1994 and 28,717,000 in 1993.

(2) ACCRUED EXPENSES

Accrued expenses consist of the following:

(Thousands)                                         1995        1994
                                                    ----        ----
Compensation and benefits                         $31,597     25,277
Advertising and promotions                         21,320     23,186
Other                                              23,224     16,291
                                                  -------     ------
                                                  $76,141     64,754
                                                  ========    ======

(3) DEBT

In July, 1995, the company issued $100 million of 5.5% convertible subordinated debentures maturing on June 30, 2005. The debentures are convertible into Class A common shares at a conversion rate of 30.888 shares per $1,000 principal amount of debentures (equivalent to a conversion price of approximately $32-3/8). The debentures are redeemable, in whole but not in part, at the option of the company any time on or after June 30, 1998 at par plus accrued interest.

NOTES CONTINUED


Long-term debt, exclusive of current maturities, consists of the following:

(Thousands)                                1995           1994
                                           ----           ----
5.5% convertible subordinated
  debentures due June, 2005            $100,000             --
Term notes payable:
 9.73% due November, 1998                20,000         20,000
 6.2% due September, 2000                20,000         20,000
Revolving Swedish Krona credit
 agreements at 8.6% - 11.7%              40,302          1,338
Other, principally foreign borrowings
 and capitalized leases, at weighted
 average interest rates of 9.0% in
 1995 and 10.2% in 1994                   2,792          1,638
                                      ---------       --------
                                       $183,094         42,976
                                      =========       ========

Maturities of debt for the next five years are as follows (in thousands):
1996 - $1,286;  1997 - $1,153;  1998 - $980;  1999 - $20,458;  2000 - $20,077;
and later - $140,426. The fair value of long-term debt approximates its recorded value.

Various borrowing arrangements impose restrictions on such items as total debt, working capital, dividend payments, treasury stock purchases and interest expense. At September 30, 1995, the company was in compliance with these arrangements and $91.6 million of consolidated retained earnings was not restricted as to the payment of dividends or purchases of treasury stock.

The company had available lines of credit of approximately $69 million with various banks at September 30, 1995. The credit lines, which require no compensating balances, may be terminated at the option of the banks or the company.

(4) STOCK OPTION AND RESTRICTED STOCK PLANS

Pursuant to its stock option plans, the company is authorized to issue non-qualified options to employees and directors to purchase a limited number of shares of the company's common stock at a price not less than the fair market value of the stock on the date of grant. Options under the plan expire five or ten years from date of grant and are exercisable on a cumulative basis in four equal annual increments commencing one year after the date of grant.

Shares under option at September 30, 1995 are summarized as follows:

               Shares          Per Share            Total
 Year          Under            Option          Option Price
Granted        Option            Price          (Thousands)
-------        ------          ---------        ------------
 1989           6,250      $13.25                $       83
 1990          91,966       18.75                     1,724
 1991          48,550       19.88 - 21.86               975
 1992         130,300       21.50 - 23.65             2,812
 1993         144,750       23.69 - 26.06             3,439
 1994         197,050       19.50 - 21.63             3,875
 1995         496,300       23.69                    11,756
-----      ----------   -----------------        ----------
            1,115,166                            $   24,664
           ==========                            ==========

Options for 32,634 shares were exercised in 1995 whereas options for 46,625 shares were exercised in the prior year. During 1995 and 1994, options for 35,525 and 26,350 shares, respectively, were terminated. Options for 366,129 shares were exercisable at September 30, 1995.

The company is also authorized to grant shares of Class A common stock to employees under its restricted stock plan. The restricted shares vest on a cumulative basis in four equal annual installments commencing four years after the date of grant. At September 30, 1995, there were 16,000 restricted shares outstanding.

(5) TREASURY STOCK AND ADDITIONAL PAID-IN CAPITAL

Changes in treasury stock and additional paid-in capital during 1995, 1994 and 1993 were as follows:

                                            Treasury Stock   Additional
                                            --------------     Paid-In
(Thousands)                                Shares     Amount   Capital
                                           ------     ------   -------
Balance at September 30, 1992               5,660    $30,832    $86,407
Stock options exercised                      (212)    (1,480)       855
Stock purchased
  for treasury                                394      7,040        --
                                            -----     ------   --------
Balance at September 30, 1993               5,842     36,392     87,262
Stock options exercised                       (46)      (461)       190
Stock purchased
  for treasury                                731     13,729        --
                                            -----     ------     ------
Balance at September 30, 1994               6,527     49,660     87,452
Stock options exercised                       (33)      (399)       260
Stock issued pursuant to
  employee incentive plans                    (16)      (202)       184
                                            -----     ------     ------
Balance at September 30, 1995               6,478    $49,059    $87,896
                                            =====     ======     ======

The company has two classes of common stock, both of which are listed on the New York Stock Exchange. Except for voting, dividend and conversion rights, the Class A and Class B common stock are identical. Class A has one-tenth vote per share and Class B has one vote per share. No dividend may be paid on the Class B unless an equal or greater dividend is paid on the Class A, and dividends may be paid on the Class A in excess of dividends paid, or without paying dividends, on the Class B. All, and not less than all, of the Class A may at any time be converted into Class B on a share-for-share basis at the option of the company. The Class B is convertible into Class A on a share-for-share basis at the option of the holders.

Cash dividends for Class B common stock in 1995, 1994 and 1993 were $5.2 million or $.31 per share, $4.6 million or $.275 per share and $4.6 million or $.275 per share, respectively. Cash dividends for Class A common stock in 1995, 1994 and 1993 were $3.4 million or $.31 per share, $3.1 million or $.275 per share and $3.3 million or $.275 per share, respectively. Dividends paid in fiscal 1993 included a one-time extraordinary dividend of two cents per share declared by the Board of Directors in recognition of the company surpassing one billion dollars in sales for the fiscal year ended September 30, 1992. Class A common stock dividends per share have been equal to those of Class B common stock since the Class A shares were issued in April, 1986.

NOTES CONTINUED


(6) INCOME TAXES


The provisions for income taxes consist of the following:

(Thousands)                                                                1995       1994       1993
                                                                        -------     ------    -------
Current:
  Federal                                                               $20,820     19,477     16,129
  Foreign                                                                 5,310      3,768      3,062
  State                                                                   5,218      3,923      3,285
                                                                        -------     ------     ------
                                                                         31,348     27,168     22,476
                                                                        -------     ------     ------
Deferred:
  Federal                                                                  (213)    (1,315)       637
  Foreign                                                                   561        974        744
  State                                                                    (105)       183         --
                                                                        -------     ------      -----
                                                                            243       (158)     1,381
                                                                        -------     ------     ------
                                                                        $31,591     27,010     23,857
                                                                       ========     ======     ======

Effective October 1, 1993, the company adopted Statement 109, "Accounting for Income Taxes". As permitted by Statement 109, the company elected not to restate the financial statements of any prior years. The cumulative effect of the change in accounting principle was not considered material and was not separately disclosed in the consolidated statement of earnings.

The difference between the effective income tax rate and the United States statutory federal income tax rate is summarized below:

                                                   1995       1994       1993
                                                   -----     ------     -----
Statutory tax rate                                 35.0%      35.0%     34.8%
Effect of foreign
  income tax rates                                 (1.0)        .1      (1.1)
State income taxes, net
  of federal tax benefit                            3.9        3.7       3.3
Other, net                                          (.4)       (.8)      (.4)
                                                   -----     ------     -----
Effective tax rate                                 37.5%      38.0%     36.6%
                                                   =====     ======     =====

Significant components of the company's deferred tax assets and liabilities as of September 30, 1995 and 1994 are as follows:

(Thousands)                                         1995           1994
                                                  -------         -------
Deferred tax liabilities:
  Depreciation and amortization                   $13,956         14,128
  Inventory adjustments                               983            820
  State income taxes                                1,095          1,200
  Other                                               313            --
                                                  -------         ------
  Total deferred tax liabilities                   16,347         16,148
                                                  -------         ------
Deferred tax assets:
  Accrued expenses                                  5,220          5,104
  Net operating loss carryforwards                   --              417
  Other                                              --              132
                                                  -------         ------
Total deferred tax assets                           5,220          5,653
                                                  -------         ------
Net deferred tax liability                        $11,127         10,495
                                                  =======         ======

Prepaid expenses at September 30, 1995 and 1994 include $4.2 million and $4.3 million, respectively, of net deferred tax assets.





Under the deferred method of accounting for income taxes in fiscal year 1993, the deferred income tax provision included the following components:

(Thousands)                                                         1993
                                                                  ------
Accelerated tax depreciation                                      $1,220
Prepaid expenses                                                    (401)
Inventory adjustments                                                941
Promotional accruals                                                (607)
Other                                                                228
-----                                                             ------
                                                                  $1,381
                                                                  ======

Domestic earnings before income taxes were $72.0 million, $62.3 million and $56.0 million in 1995, 1994 and 1993, respectively. Foreign operations had earnings before income taxes of $12.2 million, $8.8 million and $9.1 million in 1995, 1994 and 1993, respectively.

Undistributed earnings of the company's foreign operations amounting to $80.2 million are intended to remain permanently invested to finance future growth and expansion. Accordingly, no U.S. income taxes have been provided on those earnings at September 30, 1995. Should such earnings be distributed, the credit for foreign income taxes paid would substantially offset applicable U.S. income taxes.

(7) LEASE COMMITMENTS

The major portion of the company's leases are for Sally Beauty Company stores. Other leases cover certain manufacturing and warehousing properties, office facilities, data processing equipment and automobiles. At September 30, 1995, future minimum payments under noncancellable leases are as follows:

                                    Operating      Capital
(Thousands)                           Leases        Leases
                                    ---------       ------
1996                                $  33,262        1,145
1997                                   26,755        1,016
1998                                   19,625          692
1999                                   11,902          164
2000                                    5,482           72
2001 and later                          3,893           17
                                    ---------       ------
Total minimum lease payments        $ 100,919        3,106
                                    =========       ======

The $3.1 million of minimum lease payments under capital leases include $371,000 of imputed interest expense. Capital leases included in the consolidated balance sheets at September 30, 1995 and 1994 are summarized below:

(Thousands)                              1995           1994
                                       ------         ------
Machinery and equipment                $4,633          3,366
Accumulated depreciation
  and amortization                      1,222          1,095
Obligations under capital leases:
 Current                                  993            656
 Long-term                              1,742          1,491
                                       ======         ======

Total rental expense for operating leases amounted to $47.4 million in 1995, $44.2 million in 1994 and $40.3 million in 1993. Certain leases require the company to pay real estate taxes, insurance, maintenance and special assessments.

NOTES CONTINUED


(8) BUSINESS SEGMENTS AND GEOGRAPHIC AREA INFORMATION


In 1995, the company redefined its business segments to correspond with the way the company is internally managed and, accordingly, prior years' segments have been reclassified to conform to the current year presentation.

The "consumer products" business segment principally includes developing, manufacturing, distributing and marketing branded consumer products worldwide and includes the company's Alberto-Culver USA and Alberto-Culver International business units. This segment also includes products intended for end use by institutions and industries.

 The "specialty distribution - Sally" business segment consists of Sally Beauty Company, a specialty distributor of professional beauty supplies.

Segment and geographic data for the years ended September 30, 1995, 1994 and 1993 are as follows:

BUSINESS SEGMENTS INFORMATION (Thousands)                                               1995             1994             1993
                                                                                      --------        --------         --------
NET SALES:
   Consumer products:
      Alberto-Culver USA                                                          $   305,681         293,685          294,190
      Alberto-Culver International                                                    363,294         300,605          314,721
                                                                                  -----------       ---------        ---------
      Total consumer products                                                         668,975         594,290          608,911
   Specialty distribution - Sally                                                     697,668         631,529          549,143
   Eliminations                                                                        (8,424)         (9,700)         (10,064)
                                                                                  -----------       ---------        ---------
                                                                                  $ 1,358,219       1,216,119        1,147,990
                                                                                  ===========       =========        =========
EARNINGS BEFORE PROVISION FOR INCOME TAXES:
   Consumer products:
      Alberto-Culver USA                                                          $    16,011          11,867           15,937
      Alberto-Culver International                                                     16,604          12,241           13,693
                                                                                  -----------       ---------        ---------
      Total consumer products                                                          32,615          24,108           29,630
   Specialty distribution - Sally                                                      71,889          63,907           51,692
                                                                                  -----------       ---------        ---------
     Operating profit                                                                 104,504          88,015           81,322
   Unallocated expenses, net*                                                         (13,730)        (11,086)          (8,866)
   Interest expense, net of interest income                                            (6,532)         (5,851)          (7,327)
                                                                                  -----------       ---------        ---------
                                                                                  $    84,242          71,078           65,129
                                                                                  ===========       =========        =========
IDENTIFIABLE ASSETS:
   Consumer products:
      Alberto-Culver USA                                                          $   130,592         128,189          131,686
      Alberto-Culver International                                                    284,750         208,545          202,972
                                                                                  -----------       ---------        ---------
      Total consumer products                                                         415,342         336,734          334,658
   Specialty distribution - Sally                                                     257,437         229,543          206,067
   Corporate**                                                                        142,307          43,931           51,321
                                                                                  -----------       ---------        ---------
                                                                                  $   815,086         610,208          593,046
                                                                                  ===========       =========        =========
DEPRECIATION AND AMORTIZATION EXPENSE:
   Consumer products:
      Alberto-Culver USA                                                          $     4,616           4,041            3,722
      Alberto-Culver International                                                      8,433           6,217            6,092
                                                                                  -----------       ---------        ---------
      Total consumer products                                                          13,049          10,258            9,814
   Specialty distribution - Sally                                                       9,953           9,077            8,467
   Corporate                                                                            1,677           1,567            1,299
                                                                                  -----------       ---------        ---------
                                                                                  $    24,679          20,902           19,580
                                                                                  ===========       =========        =========
CAPITAL EXPENDITURES:
   Consumer products:
      Alberto-Culver USA                                                          $    11,975           6,107            6,561
      Alberto-Culver International                                                      6,293           4,978            4,315
                                                                                  -----------       ---------        ---------
      Total consumer products                                                          18,268          11,085           10,876
   Specialty distribution - Sally                                                      13,746          15,482           15,448
   Corporate                                                                              381             460              480
                                                                                  -----------       ---------        ---------
                                                                                  $    32,395          27,027           26,804
                                                                                  ===========       =========        =========

GEOGRAPHIC AREA INFORMATION (Thousands)                                                 1995             1994             1993
                                                                                        ----             ----             ----
NET SALES:
   United States                                                                  $   997,065         918,870          838,093
   Foreign                                                                            364,543         300,850          312,587
   Eliminations                                                                        (3,389)         (3,601)          (2,690)
                                                                                  -----------       ---------        ---------
                                                                                  $ 1,358,219       1,216,119        1,147,990
                                                                                  ===========       =========        =========
OPERATING PROFIT:
   United States                                                                  $    88,025          77,248           70,443
   Foreign                                                                             16,479          10,767           10,879
                                                                                  -----------       ---------        ---------
                                                                                  $   104,504          88,015           81,322
                                                                                  ===========       =========        =========
IDENTIFIABLE ASSETS:
   United States                                                                  $   390,763         362,781          342,167
   Foreign                                                                            282,016         203,496          199,558
   Corporate**                                                                        142,307          43,931           51,321
                                                                                  -----------       ---------        ---------
                                                                                  $   815,086         610,208          593,046
                                                                                  ===========       =========        =========

* "Unallocated expenses, net" principally consists of general corporate expenses and foreign exchange gains and losses.
** Corporate assets are primarily cash, cash equivalents, short-term investments and equipment.

NOTES CONTINUED


(9) QUARTERLY FINANCIAL DATA


Unaudited quarterly consolidated statement of earnings information for the years ended September 30, 1995 and 1994 are summarized below (in thousands, except per share amounts):

                            1st      2nd    3rd       4th
                          Quarter Quarter  Quarter   Quarter
                          ------- -------  -------   -------
1995:
Net sales                $311,474 324,208  357,678   364,859
Cost of products sold     155,548 161,597  180,590   184,854
Net earnings               11,195  12,230   13,634    15,592
Earnings per share:
   Primary                    .40     .44      .49       .56
   Fully-diluted              .40     .44      .49       .54
                         ======== =======  =======   =======
1994:
Net sales                $284,570 302,824  315,016   313,709
Cost of products sold     141,166 147,690  154,962   158,931
Net earnings                8,531   9,311   12,278    13,948
Earnings per share:
   Primary                    .30     .33      .44       .50
   Fully-diluted              .30     .33      .44       .50
                         ======== =======  =======   =======


(10) ACQUISITION


In April, 1995, the company's Swedish-based subsidiary, Cederroth International AB, completed the acquisition of the Toiletries Division of Molnlycke AB. The acquired division manufactures and markets body and skin care, hair care, oral care and household products in Scandinavia. The acquisition, valued at approximately $50 million, was accounted for as a purchase and was funded with local bank borrowings payable in Swedish Krona.

The operations of the Molnlycke Toiletries business have been included in the company's consolidated financial statements since April, 1995. Had Molnlycke Toiletries been acquired at the beginning of fiscal year 1994, the pro-forma inclusion of its operating results would not have had a significant effect on the reported consolidated net earnings for the two year period ended September 30, 1995.

(11) SUBSEQUENT EVENT


On October 30, 1995, the company entered into a definitive agreement to acquire St. Ives Laboratories, Inc., a hair and skin care products company, through a cash merger valued at approximately $120 million. The merger has been approved by the Board of Directors of both companies and is subject to the approval of St. Ives shareholders and other customary conditions. The merger is expected to close in January, 1996 and will be accounted for as a purchase.

INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Alberto-Culver Company:

We have audited the accompanying consolidated balance sheets of Alberto-Culver Company and subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended September 30, 1995. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alberto-Culver Company and subsidiaries as of September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1995, in conformity with generally accepted accounting principles.

Chicago, Illinois
October 30, 1995                                          KPMG Peat Marwick LLP

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
Alberto-Culver Company and Subsidiaries



RESULTS OF OPERATIONS

Fiscal year 1995 marked the company's twelfth consecutive year of record sales. Net sales for the year ended September 30, 1995 were $1.36 billion, an increase of 11.7% over prior year sales of $1.22 billion. Net sales in 1993 were $1.15 billion.

Record net earnings of $52.7 million or $1.89 per share in 1995 compared to 1994 net earnings of $44.1 million or $1.57 per share. Net earnings in 1993 were $41.3 million or $1.44 per share.

Sales of Alberto-Culver USA "consumer products" in 1995 were $305.7 million, an increase of 4.1% from prior year sales of $293.7 million. Contributing to the 1995 sales increase were Alberto VO5 Shampoo and Conditioner products, including the introduction of the Alberto VO5 Naturals line, and Tresemme Shampoo. Sales gains were also realized for FDS feminine deodorant spray, Mrs. Dash seasoning products, Static Guard anti-static spray and Baker's Joy combination flour and oil spray. These higher sales were partially offset by lower sales for the Alberto, Alberto VO5 and Bold Hold hair styling lines and the discontinuation of Village Saucerie sauce and recipe mixes in 1995. In 1994, sales decreased slightly from 1993 sales of $294.2 million. Sales of new products in 1994 were offset by the effects of retail trade customers lowering their inventory levels. New product lines in 1994 included Village Saucerie and Alberto VO5 Hot Oil Hair Therapy shampoos and conditioners.

Alberto-Culver International "consumer products" sales were $363.3 million in 1995 compared to $300.6 million in 1994 and $314.7 million in 1993.
In 1995, the sales increase primarily resulted from the acquisition of the Toiletries Division of Molnlycke AB in April, 1995. The decrease in 1994 sales was primarily due to the sale of Cederroth's institutional first aid business in Scotland in October, 1993 and unfavorable foreign exchange rates, partially offset by sales of cosmetics and fragrances in New Zealand resulting from the acquisition of BDM Grange in October, 1993.

Sales of the "specialty distribution - Sally" business segment increased to $697.7 million in 1995 compared to $631.5 million and $549.1 million in 1994 and 1993, respectively. The higher sales were attributable to sales gains for established Sally Beauty Company stores and the addition of 131 stores since September 30, 1994. The number of Sally stores increased 36.1% over the last three years to a total of 1,494 at the end of 1995 compared to 1,363 and 1,235 at the end of 1994 and 1993, respectively.

Cost of products sold as a percentage of sales was 50.3% in fiscal year 1995 compared to 49.6% in 1994 and 49.2% in 1993. For the three year period ended September 30, 1995, the cost of products sold percentage was affected by changes in product mix, higher raw material costs and the growth of Sally Beauty Company, which has a higher cost of products sold percentage.

Advertising, promotion, selling and administrative expenses increased 9.0% in 1995 and 4.9% in 1994. The increase in 1995 resulted from the acquisition of Molnlycke Toiletries in April, 1995 along with higher selling and administrative costs associated with the increase in the number of Sally Beauty Company stores. The higher costs in 1994 were primarily due to selling and administrative costs associated with the increase in the number of Sally stores and higher advertising and promotional expenditures for consumer products. Advertising, promotion and market research expenditures were $188.0 million, $178.5 million and $172.8 million in 1995, 1994 and 1993, respectively.

Interest expense, net of interest income, was $6.5 million, $5.9 million and $7.3 million in 1995, 1994 and 1993, respectively. Interest expense was $9.9 million in 1995 versus $8.6 million in 1994 and $9.7 million in 1993. The increase in interest expense in 1995 resulted from the issuance of $100 million of convertible subordinated debentures in July, 1995 and borrowings related to the acquisition of Molnlycke Toiletries in April, 1995, partially offset by the retirement of $30.0 million of term loans in July, 1995. The reduction in interest expense in 1994 versus 1993 was principally due to a decrease in debt outstanding during the year and lower borrowing rates.

Interest income was $3.4 million, $2.8 million and $2.3 million in 1995, 1994 and 1993, respectively. The increase in 1995 principally resulted from investing the net proceeds of the $100 million convertible subordinated debentures issued in July, 1995. The increase in 1994 resulted from interest on income tax refunds partially offset by lower investment balances.

The provision for income taxes as a percentage of earnings before income taxes was 37.5%, 38.0% and 36.6% in 1995, 1994 and 1993, respectively. Factors which influenced the effective tax rates for those years are described in "note 6" to the consolidated financial statements.

FINANCIAL CONDITION

Working capital at September 30, 1995 was $301.7 million, an increase of $116.0 million from prior year-end working capital of $185.7 million. The higher working capital was primarily due to an increase in cash and cash equivalents as a result of the issuance of $100 million of convertible subordinated debentures in July, 1995 and earnings for the fiscal year partially offset by capital expenditures and dividend payments. As a result, the company's current ratio at September 30, 1995 was 2.28 to 1.00 compared to 1.86 to 1.00 at September 30, 1994.

Accounts receivable and inventories less accounts payable were $232.8 million at September 30, 1995 compared to $229.9 million at September 30, 1994. The increase was primarily due to inventories needed to support the 9.6% increase in the number of Sally stores in 1995 and the Molnlycke Toiletries business acquired in April, 1995, partially offset by lower inventories in the Alberto-Culver USA "consumer products" business.

Net property, plant and equipment increased $24.9 million to $157.8 million at September 30, 1995. The increase resulted primarily from a manufacturing plant acquired with the Molnlycke Toiletries business, capital expenditures for machinery and equipment and information systems, additional Sally stores and a new Sally warehouse.

Other assets of $31.3 million at September 30, 1995 rose $10.0 million due to increases in the cash surrender value of life insurance policies and deferred costs related to the convertible subordinated debentures.

Short-term borrowings, including current maturities of long-term debt, decreased $31.4 million in 1995 due to the retirement of $30.0 million of term loans in July, 1995. Long-term debt increased $40.1 million principally due to bank borrowings in Sweden related to the acquisition of Molnlycke Toiletries in April, 1995.

Total stockholders' equity increased $43.9 million to $370.9 million at September 30, 1995, primarily due to net earnings for the fiscal year partially offset by dividend payments.

LIQUIDITY AND CAPITAL RESOURCES

The company's primary source of cash over the past three years has been funds provided by operating activities. Operating activities provided cash of $81.8 million, $65.4 million and $52.8 million in 1995, 1994 and 1993, respectively.

A primary use of cash has been the repayment of long-term debt. Over the three year period ending September 30, 1995, debt repayments have exceeded proceeds from new borrowings, excluding the convertible subordinated debentures, by $41.0 million. The company has obtained long-term financing as needed to fund acquisitions and other growth opportunities. As evidenced by the issuance of the $100 million of convertible subordinated debentures in July, 1995, funds are occasionally obtained prior to their actual need in order to take advantage of opportunities in the debt markets. In October, 1995, the company entered into a definitive merger agreement to acquire St. Ives Laboratories, Inc. for approximately $120 million, as disclosed in "note 11" to the consolidated financial statements.

Under existing debt covenants, the company has the ability to enter into new financing arrangements aggregating up to $557 million. At September 30, 1995, the company had available lines of credit of $69 million with various financial institutions. The credit lines, which require no compensating balances, may be terminated at the option of the respective banks or the company.

Other major uses of cash during the three year period ending September 30, 1995 were capital expenditures of $83.5 million, payments for acquired companies of $51.6 million, cash dividends of $24.2 million and common stock purchased for the treasury of $20.8 million.

Compared to 1992, cash dividends per share increased 31.9% over the three-year period ended September 30, 1995. Cash dividends paid on Class A and Class B common stock were 31 cents per share in 1995 and 27.5 cents per share in 1994 and 1993. The 1993 dividends included a one-time extraordinary dividend of two cents per share in recognition of the company surpassing one billion dollars in sales in 1992.

The company anticipates that cash flows from operations and available credit will be sufficient to fund operational requirements in future years. During 1996, the company expects that cash will continue to be used for acquisitions, capital expenditures, new product development, market expansion, retirement of debt and dividend payments. The company may also repurchase additional shares of its common stock depending on market conditions. In 1993 and 1994, the Board of Directors approved the purchase of up to 2.0 million shares of common stock. As of September 30, 1995, 1.1 million shares had been repurchased at a total cost of approximately $20.8 million.

IMPACT OF NEW ACCOUNTING STANDARDS

Statement of Financial Accounting Standards No. 121 ("Statement 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", requires that long-lived assets and certain identifiable intangibles of an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The company is required to comply with Statement 121 in fiscal year 1997 and estimates that its adoption will not have a material effect on the consolidated financial statements.

Statement of Financial Accounting Standards No. 123 ("Statement 123"), "Accounting for Stock-Based Compensation", requires either the adoption of a fair value based method of accounting for stock-based compensation or pro-forma disclosures as if the fair value method was adopted. The company is required to implement Statement 123 in fiscal year 1997 and estimates that its adoption will not have a material effect on the consolidated financial statements.

INFLATION

The company was not significantly affected by inflation during the past three years. Management continuously attempts to resist cost increases and counteract the effects of inflation through productivity improvements, cost reduction programs and price increases within the constraints of the highly competitive markets in which the company operates.

SELECTED FINANCIAL DATA
Alberto-Culver Company and Subsidiaries


                                                                                YEAR ENDED SEPTEMBER 30,
                                                ----------------------------------------------------------------------------------
(In thousands, except per share data)                 1995          1994           1993         1992          1991         1990
                                                      ----          ----           ----         ----          ----         ----
OPERATING RESULTS:
Net sales                                       $1,358,219     1,216,119      1,147,990    1,091,286       873,719       795,825
Cost of products sold                              682,589       602,749        564,260      534,979       424,566       383,410
Interest expense                                     9,946         8,630          9,661       11,665         6,822         7,890
Earnings before income taxes                        84,242        71,078         65,129       61,356        47,928        54,704
Provision for income taxes                          31,591        27,010         23,857       22,740        17,812        19,694
Net earnings                                        52,651        44,068         41,272       38,616        30,116        35,010
Net earnings per share:
   Primary                                            1.89          1.57           1.44         1.36          1.06          1.30
   Fully-diluted                                      1.87          1.57           1.44         1.36          1.06          1.30
                                                      ----          ----           ----         ----          ----          ----
Weighted average shares outstanding:
   Primary                                          27,849        28,042         28,717       28,363        28,303        26,831
   Fully-diluted                                    28,576        28,081         28,717       28,363        28,303        26,831
                                                    ------        ------         ------       ------        ------        ------
FINANCIAL CONDITION:
Cash, cash equivalents and short-term
 investments                                      $146,985        50,362         73,947       80,158       84,595         82,012
Working capital                                    301,706       185,747        205,050      193,080      212,268        192,616
Current ratio                                    2.28 TO 1     1.86 to 1      2.05 to 1    1.88 to 1    2.11 to 1      2.34 to 1
Property, plant and equipment, net                 157,791       132,881        124,449      121,703      114,910         81,772
Total assets                                       815,086       610,208        593,046      610,400      574,413        443,560
Long-term debt                                      83,094        42,976         80,184       84,549       97,820         60,728
Convertible subordinated debentures                100,000            --             --           --           --             --
Stockholders' equity                               370,903       326,970        298,857      286,222      249,431        230,868
Cash dividends per share*                             .310          .275           .275         .235         .215           .195
                                                 ---------     ---------      ---------    ---------    ---------      ---------


* Dividends per share on Class A common stock and Class B common stock have been equal since the Class A shares were issued in April, 1986. Dividends paid in fiscal 1993 include a one-time extraordinary dividend of two cents per share in recognition of the company surpassing one billion dollars in sales for the fiscal year ended September 30, 1992.





ANNUAL 10-K REPORT
Stockholders may obtain a copy of the company's 1995 Form 10-K Report filed with the Securities and Exchange Commission without charge by writing to the Corporate Secretary, Alberto-Culver Company, 2525 Armitage Avenue, Melrose Park, Illinois 60160.

MARKET PRICE OF COMMON STOCK AND CASH DIVIDENDS PER SHARE
Alberto-Culver Company and Subsidiaries


The high and low sales prices of both classes of the company's common stock on the New York Stock Exchange and cash dividends per share in each quarter of fiscal years 1995 and 1994 are as follows:


                                                        Market Price Range                                 Cash
                                       ----------------------------------------------------              Dividends
                                              1995                             1994                      Per Share
                                     -----------------------            ----------------------
                                       HIGH           LOW                High           Low            1995       1994
                                     -------         -------            -------        -------        ------      ----
Class A (NYSE Symbol ACVA):
   First Quarter                     $24-7/8          20-7/8             21-1/8         17-3/8         $.070      .065
   Second Quarter                     26-5/8          23                 21-7/8         19              .080      .070
   Third Quarter                      28              24-7/8             20-3/8         17-3/4          .080      .070
   Fourth Quarter                     27-1/4          24-3/4             22-7/8         19              .080      .070
                                     -------         -------            -------        -------        ------      ----
                                                                                                       $.310      .275


Class B (NYSE Symbol ACV):
   First Quarter                     $27-3/8          21-3/4             23-3/4         20-1/8         $.070      .065
   Second Quarter                     30-7/8          25-7/8             25-1/8         20-3/4          .080      .070
   Third Quarter                      32-1/2          29-5/8             22-1/4         19-3/8          .080      .070
   Fourth Quarter                     31-1/2          27-7/8             24-1/2         20-3/4          .080      .070
                                     -------         -------            -------        -------        ------      ----

                                                                                                       $.310      .275


As of November 24, 1995, stockholders of record totaled 1,096 for Class A shares and 1,262 for Class B shares.

FINANCIAL HIGHLIGHTS
Alberto-Culver Company and Subsidiaries
                                                                             Year ended September 30,
                                                                             ------------------------
(Dollars in thousands, except per share data)                                   1995         1994          % Change
--------------------------------------------------------------------------------------------------------------------
Net sales                                                                  $1,358,219     1,216,119         11.7%
                                                                           ----------     ----------        ----
Earnings before provision for income taxes                                    $84,242        71,078         18.5%
                                                                           ----------     ----------        ----
Net earnings                                                                  $52,651        44,068         19.5%
                                                                           ----------     ----------        ----
Net earnings per share:
   Primary                                                                      $1.89          1.57         20.4%
   Fully-diluted                                                                 1.87          1.57         19.1%
                                                                           ----------     ----------        ----
Cash dividends per share for Class A and Class B common stock                   $.310          .275         12.7%
                                                                           ----------     ----------        ----
Weighted average shares outstanding:
   Primary                                                                 27,849,000     28,042,000        -0.7%
   Fully-diluted                                                           28,576,000     28,081,000         1.8%
                                                                           ----------     ----------        ----