Form 10-K, Exhibit 13
period 1996-09-30
ALBERTO CULVER CO
filed 1996-12-19
CIK 3327

EXHIBIT 13

Consolidated Statements of Earnings
Alberto-Culver Company and Subsidiaries



                                                                                  Year ended September 30,
(Dollars in thousands, except per share data) .......................       1996         1995         1994
Net sales .............................................................   $1,590,409    1,358,219    1,216,119
Costs and expenses:
Cost of products sold .................................................      805,080      682,589      602,749
Advertising, promotion, selling and administrative ....................      673,247      584,856      536,441
 Interest expense, net of interest income
  of $3,837 in 1996, $3,414 in 1995
   and $2,779 in 1994 ................................................        12,068        6,532        5,851
   Total costs and expenses ...........................................    1,490,395    1,273,977    1,145,041
Earnings before provision for income taxes ............................      100,014       84,242       71,078
Provision for income taxes (note 6) ...................................       37,270       31,591       27,010
Net earnings ..........................................................   $   62,744       52,651       44,068

Net earnings per share:
  Primary .............................................................   $     2.22         1.89         1.57
Fully-diluted .......................................................           2.11         1.87         1.57

See accompanying notes to consolidated financial statements


Consolidated Statements of Retained Earnings
Alberto-Culver Company and Subsidiaries


                                                                                Year ended September 30,
(Dollars in thousands)                                                          1996         1995         1994
Retained earnings, beginning of year .....................................   $ 337,506      293,445      257,085
Net earnings .............................................................      62,744       52,651       44,068
                                                                               400,250      346,096      301,153

Cash dividends  (note 4) .................................................      (9,724)      (8,590)      (7,708)
Retained earnings, end of year ...........................................   $ 390,526      337,506      293,445

See accompanying notes to consolidated financial statements


Consolidated Balance Sheets
Alberto-Culver Company and Subsidiaries

(Dollars in thousands, except per share data)                                  September 30,
Assets                                                                       1996         1995
Current assets:
   Cash and cash equivalents .........................................   $  66,211      142,585
   Short-term investments ............................................       5,346        4,400
   Receivables, less allowance for doubtful
     accounts of $8,208 in 1996
      and $5,663 in 1995 (note 3) ....................................     125,718      128,482
   Inventories:
      Raw materials ..................................................      31,286       32,408
      Work-in-process ................................................       5,622        4,897
      Finished goods .................................................     251,617      211,224
         Total inventories ...........................................     288,525      248,529
   Prepaid expenses ..................................................      26,918       12,549
         Total current assets ........................................     512,718      536,545
Property, plant and equipment (note 7):
   Land ..............................................................       9,310        8,396
   Buildings .........................................................     113,775      100,954
   Machinery and equipment ...........................................     196,781      176,684
      Total property, plant and equipment ............................     319,866      286,034
   Accumulated depreciation ..........................................     143,946      128,243
      Property, plant and equipment, net .............................     175,920      157,791
Goodwill, net ........................................................     107,603       55,225
Trade names, net .....................................................      76,877       34,198
Other assets .........................................................      36,148       31,327
                                                                         $ 909,266      815,086


Liabilities and Stockholders' Equity

Current liabilities:
   Short-term borrowings .............................................   $   2,337          103
   Current maturities of long-term debt ..............................       1,313        1,286
   Accounts payable ..................................................     154,634      144,253
   Accrued expenses (note 2) .........................................     115,139       76,141
   Income taxes ......................................................      13,172       13,056
      Total current liabilities ......................................     286,595      234,839
Long-term debt (note 3) ..............................................      61,548       83,094
Convertible subordinated debentures (note 3) .........................     100,000      100,000
Deferred income taxes ................................................      16,582       15,365
Other liabilities ....................................................      19,445       10,885
Stockholders' equity (note 4): Common stock, par value $.22 per share:
      Class A authorized 25,000,000 shares; issued 13,262,624 shares .       2,918        2,918
      Class B authorized 25,000,000 shares; issued 20,944,424 shares .       4,608        4,608
   Additional paid-in capital ........................................      88,955       87,896
   Retained earnings .................................................     390,526      337,506
   Foreign currency translation (note 1) .............................     (13,428)     (12,966)
                                                                           473,579      419,962
   Less treasury stock, at cost (Class A common stock:
   1996    - 2,214,024 shares and 1995 - 2,299,618 shares;
   Class B common stock: 1996 and 1995 - 4,178,184 shares)
  (note 4) ...........................................................      48,483       49,059
      Total stockholders' equity .....................................     425,096      370,903
                                                                         $ 909,266      815,086

See accompanying notes to consolidated financial statements.


Consolidated Statements of Cash Flows
Alberto-Culver Company and Subsidiaries

(Dollars in thousands)                                          Year ended September 30,
                                                              1996          1995         1994
Cash Flows from Operating Activities:
Net earnings ............................................   $  62,744       52,651       44,068
Adjustments to reconcile net earnings
 to net cash provided by operating activities:
   Depreciation .........................................      26,159       20,712       17,234
   Amortization of goodwill, trade names and other assets       6,757        3,967        3,668
   Deferred income taxes ................................      (1,858)         243         (158)
   Other, net ...........................................      (1,527)         852          447
   Cash effects of changes in:
     Receivables, net ...................................      (2,955)     (20,144)       5,995
     Inventories ........................................     (12,287)      (7,783)     (21,972)
     Prepaid expenses ...................................         302       (1,940)        (348)
     Accounts payable and accrued expenses ..............      17,930       29,420       16,815
     Income taxes .......................................      (2,520)       3,852         (347)
      Net cash provided by operating activities .........      92,745       81,830       65,402
Cash Flows from Investing Activities:
Short-term investments ..................................        (946)       4,129         (329)
Capital expenditures ....................................     (40,894)     (31,002)     (26,184)
Other assets ............................................      (7,313)      (8,143)      (6,842)
Proceeds from sales of businesses .......................      12,448         --          1,592
Payments for purchased businesses, net of acquired
 companies' cash ........................................    (130,981)     (41,635)      (7,618)
Proceeds from disposals of assets .......................       1,599        1,006        2,096
     Net cash used by investing activities ..............    (166,087)     (75,645)     (37,285)
Cash Flows from Financing Activities:
Short-term borrowings ...................................        (315)      (2,091)      (4,147)
Proceeds from issuance of long-term debt ................       5,475       45,001        5,776
Repayments of long-term debt ............................     (29,118)     (37,773)     (33,757)
Issuance of convertible subordinated debentures .........        --        100,000         --
Convertible subordinated debentures issuance costs ......        --         (2,945)        --
Proceeds from sale of receivables .......................      30,000         --           --
Proceeds from exercise of stock options .................       1,717          659          651
Cash dividends paid .....................................      (9,724)      (8,590)      (7,708)
Stock purchased for treasury ............................        (759)        --        (13,729)
     Net cash provided (used) by financing activities ...      (2,724)      94,261      (52,914)
Effect of foreign exchange rate changes on cash .........        (308)         306          883
Net increase (decrease) in cash and cash equivalents ....     (76,374)     100,752      (23,914)
Cash and cash equivalents at beginning of year ..........     142,585       41,833       65,747
Cash and cash equivalents at end of year ................   $  66,211      142,585       41,833

Supplemental Cash Flow Information:
Cash paid for:
   Interest .............................................   $  12,206        6,831        7,643
   Income taxes .........................................      42,589       26,801       27,387
Capital lease obligations assumed .......................         282        1,393          843

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include accounts of Alberto-Culver Company and its subsidiaries ("company"). All significant intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Management believes these estimates and assumptions are reasonable.

CASH EQUIVALENTS
All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. These investments are stated at cost which approximates market value.

SHORT-TERM INVESTMENTS
Short-term investments are stated at cost which is equal to market value at September 30, 1996 and 1995, respectively.

INVENTORIES
Inventories are stated at the lower of cost (first-in, first-out method or retail method) or market (net realizable value).

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are carried at cost. Depreciation is provided primarily on the straight-line method based on the estimated useful lives of assets. Expenditures for maintenance and repairs are expensed as incurred.

GOODWILL AND TRADE NAMES
The cost of goodwill and trade names is amortized on a straight-line basis over periods ranging from ten to forty years. Management periodically considers whether there has been a permanent impairment to the value of goodwill and trade names by evaluating various factors including current operating results, market and economic conditions and anticipated future results and cash flows. Accumulated amortization at September 30, 1996 and 1995, was $17.3 million and $12.9 million respectively.

FOREIGN CURRENCY TRANSLATION
Foreign currency balance sheet accounts are translated at rates of exchange in effect at the balance sheet date. Results of operations are translated using the average exchange rates during the period.

The following is an analysis of changes in the foreign currency translation account:

(Thousands)                                           1996               1995

Balance, beginning of year                            $(12,966)         (11,793)
         Foreign currency translation loss                (462)          (1,173)
Balance, end of year                                  $(13,428)         (12,966)


Realized gains and losses from foreign currency transactions included in the consolidated statements of earnings resulted in losses of $17,000, $359,000 and $323,000 in 1996, 1995 and 1994, respectively.



ADVERTISING, PROMOTION AND MARKET RESEARCH

Advertising, promotion and market research costs are expensed as incurred and amounted to $208.4 million, $188.0 million and $178.5 million in 1996, 1995 and 1994, respectively.

INCOME TAXES
Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are estimated to be recovered or settled.

CALCULATION OF EARNINGS PER SHARE
Primary earnings per share are based on the weighted average shares outstanding, including common stock equivalents, of 28,213,000 in 1996, 27,849,000 in 1995 and 28,042,000 in 1994.

Fully-diluted earnings per share are determined by dividing net earnings plus the interest expense on the convertible subordinated debentures (net of tax benefit) by the weighted average shares outstanding, including common stock equivalents, after giving effect for common shares to be issued assuming conversion of the convertible subordinated debentures to common shares. Fully-diluted weighted average shares outstanding were 31,388,000 in 1996, 28,576,000 in 1995 and 28,081,000 in 1994.

(2) Accrued Expenses

Accrued expenses consist of the following:

(Thousands)                            1996                                1995

Compensation and be               $  48,960                              31,597
Advertising and promotions           28,085                              21,320
Other                                38,094                              23,224
                                   ---------                            -------
                                   $115,139                              76,141

(3) Debt and Other Financing Arrangements


Long-term debt, exclusive of current maturities, consists of the following:

(Thousands)                                   1996                        1995

5.5% convertible subordinated
  debentures due June, 2005                 $100,000                    100,000
Term notes payable:
9.73% due November, 1998                       ----                      20,000
6.2% due September, 2000                      20,000                     20,000
Revolving Swedish krona credit
agreements at 5.3% - 11.7%                    39,200                     40,302
Other, principally foreign borrowings
       and capitalized leases, at weighted
       average interest rates of 8.2% in
1996 and 9.0% in 1995                          2,348                      2,792
                                            ---------                  --------
                                            $161,548                    183,094

Notes Continued

     Maturities  of debt for the next five years are as follows (in  thousands):
1997 - $1,313; 1998 - $1,172; 1999 - $558; 2000 - $59,433;  2001- $175 and later
- $100,210. The fair value of long-term debt approximates its recorded value.

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

In August, 1996, the company prepaid $20 million of 9.73% term notes scheduled to mature in November, 1998 and incurred a prepayment penalty. Due to immateriality, the penalty is not reported as an extraordinary item, but is included in net interest expense.

The term notes due September, 2000 impose restrictions on such items as total debt, working capital, dividend payments, treasury stock purchases and interest expense. At September 30, 1996, the company was in compliance with these arrangements and $132.5 million of consolidated retained earnings was not restricted as to the payment of dividends or purchases of treasury stock.

The company had available lines of credit of approximately $109 million with various banks at September 30, 1996. The credit lines, which require no compensating balances, may be terminated at the option of the banks or the company.

In January, 1996, the company entered into an agreement to sell, without recourse, up to $30 million of a designated pool of trade receivables on an ongoing basis. The agreement expires in one year and is renewable annually upon the mutual consent of both parties. At September 30, 1996, the facility was fully utilized. Costs related to this agreement are included in administrative expenses.

(4) Treasury Stock and Additional Paid-In Capital

Changes in treasury stock and additional paid-in capital during 1996, 1995 and 1994 were as follows:
                                                        Additional
                             Treasury Stock               Paid-In
(Thousands)                      Shares       Amount      Capital

Balance at September 30, 1993      5,842    $ 36,392    $ 87,262
Stock options exercised .....        (46)       (461)        190
Stock purchased for treasury         731      13,729        --
Balance at September 30, 1994      6,527      49,660      87,452
Stock options exercised .....        (33)       (399)        260
Stock issued pursuant to
  employee incentive plans ..        (16)       (202)        184
Balance at September 30, 1995      6,478      49,059      87,896
Stock options exercised .....        (84)     (1,029)        688
Stock purchased for treasury          23         759        --
Stock issued pursuant to
 employee incentive plans ...        (25)       (306)        371
Balance at September 30,1996       6,392    $ 48,483    $ 88,955

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

Cash dividends for Class B common stock in 1996, 1995 and 1994 were $5.9 million or $.35 per share, $5.2 million or $.31 per share and $4.6 million or $.275 per share, respectively. Cash dividends for Class A common stock in 1996, 1995 and 1994 were $3.9 million or $.35 per share, $3.4 million or $.31 per share and $3.1 million or $.275 per share, respectively. Class A common stock dividends per share have been equal to those of Class B common stock since the Class A shares were issued in April, 1986.

(5) Stock Option and Restricted Stock Plans

Pursuant to its stock option plans, the company is authorized to issue non-qualified options to employees and directors to purchase a limited number of shares of the company's Class A common stock at a price not less than the fair market value of the stock on the date of grant. Options under the plans expire five or ten years from date of grant and are exercisable on a cumulative basis in four equal annual increments commencing one year after the date of grant.


Shares under option at September 30, 1996 are summarized as follows:

           Shares                    Per Share                  Total
 Year      Under                     Option                     Option Price
Granted    Option                    Price                      (Thousands)

 1989      4,250                        $13.25                   $  56
 1990     69,366                         18.75                   1,301
 1991     33,250                         19.88                     661
 1992    109,800                 21.50 - 23.65                   2,371
 1993    136,875                 23.69 - 26.06                   3,252
 1994    183,750                 19.50 - 21.63                   3,616
 1995    462,358                         23.69                  10,952
 1996    494,800                 26.75 - 34.13                  13,462

       1,494,449                                               $35,671


Options for 83,442 shares were exercised in 1996 whereas options for 32,634 shares were exercised in the prior year. During 1996 and 1995, options for 52,675 and 35,525 shares, respectively, were terminated. Options for 526,787 shares were exercisable at September 30, 1996.

The company is also authorized to grant shares of Class A common stock to employees under its restricted stock plan. The restricted shares vest on a cumulative basis in four equal annual installments commencing four years after the date of grant. At September 30, 1996, there were 40,500 restricted shares outstanding.

Notes Continued


(6) Income Taxes

The provisions for income taxes consist of the following:
(Thousands)                         1996                1995              1994

Current:
  Federal                         $27,651              20,820            19,477
  Foreign                           5,566               5,310             3,768
  State                             5,911               5,218             3,923
                                  -------              -------           -------
                                   39,128              31,348            27,168

Deferred:
  Federal                          (2,349)               (213)           (1,315)
  Foreign                           1,268                 561               974
  State                              (777)               (105)              183
                                   (1,858)                243              (158)
                                  --------             -------           -------
                                  $37,270              31,591            27,010


The difference between the effective income tax rate and the United States statutory federal income tax rate is summarized below:

                                     1996                1995              1994

Statutory tax rate                  35.0%               35.0%            35.0%
Effect of foreign
  income tax rates                  (1.5)               (1.0)              .1
State income taxes, net
  of federal tax benefit             3.3                 3.9              3.7
Other, net                            .5                 (.4)             (.8)
Effective tax rate                  37.3%               37.5%            38.0%

Significant components of the company's deferred tax assets and liabilities as of September 30, 1996 and 1995 are as follows:

(Thousands) .......................................          1996          1995

Deferred tax assets attributable to:
 Accrued expenses .................................       $15,802         5,220
 Inventory adjustments ............................         2,045          --
 Total deferred tax assets ........................        17,847         5,220

Deferred tax liabilities attributable to:
       Depreciation and amortization ..............        15,785        13,956
       Inventory adjustments ......................          --             983
       State income taxes .........................            18         1,095
       Other ......................................           479           313

Total deferred tax liabilities ....................        16,582        16,347
Net deferred tax assets (liabilities) .............       $ 1,265       (11,127)

Prepaid expenses at September 30, 1996 and 1995 include $17.8 million and $4.2 million, respectively, of net deferred tax assets.

Domestic earnings before income taxes were $77.9 million, $72.0 million and $62.3 million in 1996, 1995 and 1994, respectively. Foreign operations had earnings before income taxes of $22.1 million, $12.2 million and $8.8 million in 1996, 1995 and 1994, respectively.

Undistributed earnings of the company's foreign operations amounting to $99.3 million are intended to remain permanently invested to finance future growth and expansion. Accordingly, no U.S. income taxes have been provided on those earnings at September 30, 1996. Should such earnings be distributed, the credit for foreign income taxes paid would substantially offset applicable U.S.
income taxes.

(7) Lease Commitments

The major portion of the company's leases are for Sally Beauty Company stores. Other leases cover certain manufacturing and warehousing properties, office facilities, data processing equipment and automobiles. At September 30, 1996, future minimum payments under noncancelable leases are as follows:

                                                     Operating           Capital
(Thousands)                                           Leases              Leases

1997                                                  $  39,160           1,031
1998                                                     29,498             746
1999                                                     20,846             211
2000                                                     13,093             101
2001                                                      6,435              17
2002 and later                                            7,469              --
Total minimum lease payments                           $116,501           2,106

     Total rental expense for operating leases amounted to $53.0 million in 1996, $47.4 million in 1995 and $44.2 million in 1994. Certain leases require the company to pay real estate taxes, insurance, maintenance and special assessments.

(8) Business Segments and Geographic Area Information

The "consumer products" business segment principally includes developing, manufacturing, distributing and marketing branded consumer products worldwide and includes the company's Alberto-Culver USA and Alberto-Culver International business units. This segment also includes products intended for end use by institutions and industries and the manufacturing of custom label products for other companies. The "specialty distribution - Sally" business segment consists of Sally Beauty Company, a specialty distributor of professional beauty supplies.

Segment and geographic data for the years ended September 30, 1996, 1995 and 1994 are as follows:


Business Segments Information (Thousands)          1996           1995           1994

Net sales:
   Consumer products:
      Alberto-Culver USA ..................   $   377,468        305,681        293,685
      Alberto-Culver International ........       452,030        363,294        300,605
      Total consumer products .............       829,498        668,975        594,290
   Specialty distribution - Sally .........       771,868        697,668        631,529
   Eliminations ...........................       (10,957)        (8,424)        (9,700)
                                              $ 1,590,409      1,358,219      1,216,119
Earnings before provision for income taxes:
   Consumer products:
      Alberto-Culver USA ..................   $    21,445         16,011         11,867
      Alberto-Culver International ........        21,737         16,604         12,241
      Total consumer products .............        43,182         32,615         24,108
   Specialty distribution - Sally .........        78,871         71,889         63,907
     Operating profit .....................       122,053        104,504         88,015
   Unallocated expenses, net* .............        (9,971)       (13,730)       (11,086)
   Interest expense, net of interest income       (12,068)        (6,532)        (5,851)
                                              $   100,014         84,242         71,078
Identifiable assets:
   Consumer products:
      Alberto-Culver USA ..................   $   197,478        130,592        128,189
      Alberto-Culver International ........       333,738        284,750        208,545
      Total consumer products .............       531,216        415,342        336,734
   Specialty distribution - Sally .........       308,869        257,437        229,543
   Corporate** ............................        69,181        142,307         43,931
                                              $   909,266        815,086        610,208
Depreciation and amortization expense:
   Consumer products:
      Alberto-Culver USA ..................   $     7,601          4,616          4,041
      Alberto-Culver International ........        11,376          8,433          6,217
      Total consumer products .............        18,977         13,049         10,258
   Specialty distribution - Sally .........        11,780          9,953          9,077
   Corporate ..............................         2,159          1,677          1,567
                                              $    32,916         24,679         20,902
Capital expenditures:
   Consumer products:
      Alberto-Culver USA ..................   $    11,419         11,975          6,107
      Alberto-Culver International ........         8,885          6,293          4,978
      Total consumer products .............        20,304         18,268         11,085
   Specialty distribution - Sally .........        20,872         13,746         15,482
   Corporate ..............................          --              381            460
                                              $    41,176         32,395         27,027


Geographic Area Information (Thousands)          1996           1995           1994

Net sales:
   United States ..........................   $ 1,148,268        997,065        918,870
   Foreign ................................       453,709        364,543        300,850
   Eliminations ...........................       (11,568)        (3,389)        (3,601)
                                              $ 1,590,409      1,358,219      1,216,119
Operating profit:
   United States ..........................   $    97,628         88,025         77,248
   Foreign ................................        24,425         16,479         10,767
                                              $   122,053        104,504         88,015
Identifiable assets:
   United States ..........................   $   507,545        390,763        362,781
   Foreign ................................       332,540        282,016        203,496
   Corporate** ............................        69,181        142,307         43,931
                                              $   909,266        815,086        610,208

*    "Unallocated  expenses,  net"  principally  consists  of general  corporate expenses and foreign exchange gains and losses.
**  Corporate   identifiable   assets  are  primarily  cash,  cash  equivalents,
short-term investments and equipment.

(9) Quarterly Financial Data

Unaudited quarterly consolidated statement of earnings information for the years ended September 30, 1996 and 1995 are summarized below (in thousands, except per share amounts):

                                                               1st         2nd        3rd        4th
                                                             Quarter    Quarter    Quarter    Quarter
1996:
Net sales .................................................   $347,638    396,146    415,554    431,071
Cost of products sold .....................................    178,343    200,459    208,526    217,752
Net earnings ..............................................     12,875     14,469     16,452     18,948
Earnings per share:
     Primary ..............................................        .46        .51        .58       . 67
     Fully-diluted ........................................        .44        .49        .55       . 63


1995:
Net sales .................................................   $311,474    324,208    357,678    364,859
Cost of products sold .....................................    155,548    161,597    180,590    184,854
Net earnings ..............................................     11,195     12,230     13,634     15,592
Earnings per share:
        Primary ...........................................        .40        .44        .49        .56
        Fully-diluted .....................................        .40        .44        .49        .54



(10) Acquisitions and Divestiture

In April, 1995, the company's Sweden-based subsidiary, Cederroth International AB, completed the acquisition of the Toiletries Division of Molnlycke AB. The acquired division develops, manufactures and markets body and skin care, hair care, oral care and household products in Scandinavia. The acquisition, valued at approximately $50 million, was accounted for as a purchase and was funded with local bank borrowings payable in Swedish krona.

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

     In February, 1996, the company acquired St. Ives Laboratories, Inc. ("St. Ives") for approximately $110 million. St. Ives develops, manufactures and markets personal care products under its Swiss Formula brand and manufactures custom label products for other companies.

The purchase of St. Ives was funded with the net proceeds available from the July, 1995 issuance of $100 million of 5.5% convertible subordinated debentures and from the sale of certain trade accounts receivable in January, 1996.

The acquisition has been accounted for as a purchase and, accordingly, the operating results of St. Ives have been included in the company's consolidated financial statements since the date of acquisition. The excess of the aggregate purchase price over the fair market value of net assets acquired of approximately $47 million is being amortized over 40 years.

The following unaudited pro forma consolidated results of operations for the years ended September 30, 1996 and 1995 assume the St. Ives acquisition occurred as of October 1, 1994 (in thousands, except per share data):


                                                  1996                    1995

Net sales                                   $1,647,063                1,518,487
Net earning                                     63,056                   48,875
Earnings per share:
      Primary                                    2.23                     1.76
      Fully-diluted                              2.12                     1.74

In July, 1996, Alberto-Culver USA sold its Milani, DiaFoods, Thick-It and Smithers institutional food lines and granted the purchaser a master distribution license to sell the company's other institutional food products. The transaction resulted in an immaterial gain and is included in administrative expense.


Independent Auditors' Report

The Board of Directors and Stockholders
Alberto-Culver Company:

We have audited the accompanying consolidated balance sheets of Alberto-Culver Company and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended September 30, 1996. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alberto-Culver Company and subsidiaries as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1996, in conformity with generally accepted accounting principles.

Chicago, Illinois
October 23, 1996                              KPMG Peat Marwick LLP

Management's Discussion and Analysis of Results of Operations and Financial Condition Alberto-Culver Company and Subsidiaries

RESULTS OF OPERATIONS

Fiscal year 1996 marked the company's thirteenth consecutive year of record sales. Net sales for the year ended September 30, 1996 were $1.59 billion, an increase of 17.1% over prior year sales of $1.36 billion. Net sales in 1994 were $1.22 billion.

Record net earnings of $62.7 million in 1996 increased 19.2% from 1995 net earnings of $52.7 million. Primary earnings per share of $2.22 were 33 cents or 17.5% higher than 1995. Fully-diluted earnings per share were $2.11, an increase of 24 cents or 12.8% from 1995. Net earnings in 1994 were $44.1 million or $1.57 per share on a primary and fully-diluted basis.

Prior to 1996, the Consumer Products Division of Alberto-Culver USA recorded certain promotional allowances that were shown as a deduction from the list price reported on customer invoices as promotion expenses. Effective October 1, 1995, the division changed its method of reporting to a net sales basis thereby reducing sales and promotion expense by $12.6 million for 1996. This change had no effect on net income and prior periods have not been reclassified due to immateriality. The change is in conformity with industry practice and also provides management with financial information that is consistent across other divisions of Alberto-Culver USA and Alberto-Culver International.

Sales of Alberto-Culver USA consumer products in 1996 were $377.5 million, an increase of 23.5% from prior year sales of $305.7 million. The 1996 increase primarily resulted from the acquisition of St. Ives Laboratories, Inc. ("St. Ives") in February, 1996, which added $87.7 million of sales, partially offset by lower sales due to the change in the classification of certain off-invoice promotional allowances discussed above. In 1995, sales increased 4.1% from 1994 sales of $293.7 million primarily due to higher sales of Alberto VO5 and TRESemme shampoo and conditioner products, FDS feminine deodorant spray and Mrs. Dash seasoning products, partially offset by lower sales for the Alberto, Alberto VO5 and Bold Hold hair styling lines and the discontinuation of Village Saucerie sauce and recipe mixes.

Alberto-Culver International consumer products sales were $452.0 million in 1996 compared to $363.3 million in 1995 and $300.6 million in 1994. The sales increases in 1996 and 1995 primarily resulted from acquisitions. The Toiletries Division of Sweden-based Molnlycke AB was purchased in April, 1995 and St. Ives was acquired in February, 1996.

Sales of the "Specialty distribution - Sally" business segment increased to $771.9 million in 1996 compared to $697.7 million and $631.5 million in 1995 and 1994, respectively. The higher sales in 1996 were attributable to sales gains for established Sally Beauty Company outlets and the addition of 162 stores during the year. The number of Sally stores increased 34.1% over the last three years to a total of 1,656 at the end of 1996 compared to 1,494 and 1,363 at the end of 1995 and 1994, respectively.

Cost of products sold as a percentage of sales was 50.6% in fiscal year 1996 compared to 50.3% in 1995 and 49.6% in 1994. The increase in the cost of products sold percentage over the last three years primarily resulted from changes in product mix, higher raw material costs and the 1996 addition of St. Ives' custom label business which has a higher cost of goods sold percentage. In 1996, the cost of products sold percentage was also higher due to the reduction in sales resulting from the change in recording certain off-invoice promotional allowances.

Advertising, promotion, selling and administrative expenses increased 15.1% in 1996 and 9.0% in 1995. The increase in 1996 resulted from the acquisition of St. Ives in February, 1996, the inclusion of the operations of Molnlycke Toiletries for a full year, higher selling and administrative costs associated with the increase in the number of Sally Beauty Company stores and the discount on the sale of certain trade receivables. These increases were partially offset by an immaterial, non-recurring gain on the sale of certain Alberto-Culver USA institutional food lines in July, 1996. The higher costs in 1995 were primarily due to selling and administrative costs associated with the increase in the number of Sally stores and higher advertising and promotional expenditures for consumer products.

Advertising, promotion and market research expenditures were $208.4 million, $188.0 million and $178.5 million in 1996, 1995 and 1994, respectively. The increase in 1996 mainly resulted from the acquisition of St. Ives in February, 1996 and the inclusion of the operations of Molnlycke Toiletries for a full year, partially offset by the reclassification of certain off-invoice promotional allowances.

Interest expense, net of interest income, was $12.1 million, $6.5 million and $5.9 million in 1996, 1995 and 1994, respectively. Interest expense was $15.9 million in 1996 versus $9.9 million in 1995 and $8.6 million in 1994. The increase in interest expense in 1996 was attributable to the convertible subordinated debentures and borrowings related to the Molnlycke acquisition being outstanding for the full year along with the penalty incurred on the August, 1996 prepayment of the $20 million, 9.73% term notes. These increases were mitigated by the elimination of interest expense on the $30.0 million of term loans retired in July, 1995.

Interest income was $3.8 million, $3.4 million and $2.8 million in 1996, 1995 and 1994, respectively. The increases in 1996 and 1995 principally resulted from investing the July, 1995 net proceeds of the $100 million convertible subordinated debentures until the funds were used for the acquisition of St. Ives in February, 1996.

The provision for income taxes as a percentage of earnings before income taxes was 37.3%, 37.5% and 38.0% in 1996, 1995 and 1994, respectively. Factors which influenced the effective tax rates for those years are described in "note 6" to the consolidated financial statements.

FINANCIAL CONDITION

Working capital at September 30, 1996 was $226.1 million, a decrease of $75.6 million from the prior year's working capital of $301.7 million. The resulting current ratio was 1.79 to 1.00 at September 30, 1996 compared to 2.28 to 1.00 last year. The decrease was primarily due to the acquisition of St. Ives in February, 1996, the prepayment of the $20 million term notes in August, 1996, capital expenditures and dividend payments, partially offset by the net after-tax proceeds from the sale of certain Alberto-Culver USA institutional food lines in July, 1996 and cash provided by operating activities.

Accounts receivable and inventories less accounts payable were $259.6 million at September 30, 1996 compared to $232.8 million last year. The increase was primarily due to inventories needed to support the 10.8% increase in the number of Sally stores in 1996 and the acquisition of St. Ives in February, 1996, partially offset by the sale of $30 million of certain trade accounts receivable in January, 1996.

Prepaid expenses in 1996 increased $14.4 million to $26.9 million primarily due to current deferred tax assets. Components of deferred tax assets are described in "note 6" to the consolidated financial statements.

Net property, plant and equipment increased $18.1 million to $175.9 million at September 30, 1996. The increase resulted primarily from the acquisition of St. Ives, additional Sally stores, a new Sally warehouse and other capital expenditures for machinery, equipment and information systems.

Goodwill and trade names, net of amortization, increased $130.2 million over the last two years to a total of $184.5 million as of September 30, 1996. The primary reasons for the increase were the acquisitions of St. Ives in 1996 and the Toiletries Division of Molnlycke AB in 1995.

Long-term debt decreased $21.5 million principally due to the August, 1996 prepayment of the $20 million, 9.73% term notes which were scheduled to mature in November, 1998.

Total stockholders' equity increased $54.2 million to $425.1 million at September 30, 1996, primarily due to net earnings for the fiscal year partially offset by dividend payments.

LIQUIDITY AND CAPITAL RESOURCES

The company's primary sources of cash over the past three years have been funds provided by operating activities and the July, 1995 issuance of convertible subordinated debentures. Operating activities provided cash of $92.7 million, $81.8 million and $65.4 million in 1996, 1995 and 1994, respectively.

The company has obtained long-term financing as needed to fund acquisitions and other growth opportunities. As evidenced by the issuance of the $100 million of convertible subordinated debentures in July, 1995, funds are occasionally obtained prior to their actual need in order to take advantage of opportunities in the debt markets. The company also obtained funds in 1996 through the sale of $30 million of trade accounts receivable.

Under existing debt covenants, the company has the ability to enter into new financing arrangements aggregating up to $685 million. At September 30, 1996, the company had available lines of credit of $109 million with various financial institutions. The credit lines, which require no compensating balances, may be terminated at the option of the respective banks or the company.

The primary uses of cash have been to repay long-term debt and fund acquisitions. Over the three year period ending September 30, 1996, debt repayments exceeded proceeds from new borrowings, excluding the convertible subordinated debentures, by $44.4 million. Other major uses of cash during the three year period included payments for acquired companies of $180.2 million, capital expenditures of $98.1 million, cash dividends of $26.0 million and common stock purchases for the treasury of $14.5 million.

Compared to 1993, cash dividends per share increased 27.3% over the three-year period ended September 30, 1996. Cash dividends paid on Class A and Class B common stock were 35 cents per share in 1996, 31 cents per share in 1995 and
27.5 cents per share in 1994.

The company anticipates that cash flows from operations and available credit will be sufficient to fund operational requirements in future years. During 1997, the company expects that cash will continue to be used for acquisitions, capital expenditures, new product development, market expansion, retirement of debt and dividend payments. The company may also purchase shares of its common stock depending on market conditions.

IMPACT OF NEW ACCOUNTING STANDARDS

Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", requires that long-lived assets and certain identifiable intangibles of an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The company is required to comply with SFAS No. 121 in fiscal year 1997 and estimates that its adoption will not have a material effect on the consolidated financial statements.

SFAS No. 123, "Accounting for Stock-Based Compensation", requires either the adoption of a fair value based method of accounting for stock-based compensation or pro forma disclosures as if the fair value method was adopted. The company will implement SFAS No. 123 in fiscal year 1997 by providing the required pro forma disclosures.

SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", requires an entity, after a transfer of financial assets, to recognize the assets it controls and the liabilities it has incurred, and to write-off assets when control has been surrendered and remove liabilities when obligations have been extinguished. The company is required to comply with SFAS No. 125 in fiscal year 1997 and estimates that its adoption will not have a material effect on the consolidated financial statements.

INFLATION

The company was not significantly affected by inflation during the past three years. Management continuously attempts to resist cost increases and counteract the effects of inflation through productivity improvements, cost reduction programs and price increases within the constraints of the highly competitive markets in which the company operates.


Selected Financial Data
Alberto-Culver Company and Subsidiaries
                                                                        Year ended September 30,
(In thousands, except per share data) ............................         1996         1995         1994         1993        1992
Operating Results:
Net sales ........................................................   $1,590,409    1,358,219    1,216,119    1,147,990    1,091,286
Cost of products sold ............................................      805,080      682,589      602,749      564,260      534,979
Interest expense .................................................       15,905        9,946        8,630        9,661       11,665
Earnings before income taxes .....................................      100,014       84,242       71,078       65,129       61,356
Provision for income taxes .......................................       37,270       31,591       27,010       23,857       22,740
Net earnings .....................................................       62,744       52,651       44,068       41,272       38,616
Net earnings per share:
     Primary .....................................................         2.22         1.89         1.57         1.44         1.36
     Fully-diluted ...............................................         2.11         1.87         1.57         1.44         1.36
Weighted average shares outstanding:
     Primary .....................................................       28,213       27,849       28,042       28,717       28,363
     Fully-diluted ...............................................       31,388       28,576       28,081       28,717       28,363
Financial Condition:
Cash, cash equivalents and
 short-term investments ..........................................   $   71,557      146,985       50,362       73,947       80,158
Working capital ..................................................      226,123      301,706      185,747      205,050      193,080
Current ratio ....................................................    1.79 to 1    2.28 to 1    1.86 to 1    2.05 to 1    1.88 to 1
Property, plant and equipment, net ...............................      175,920      157,791      132,881      124,449      121,703
Total assets .....................................................      909,266      815,086      610,208      593,046      610,400
Long-term debt ...................................................       61,548       83,094       42,976       80,184       84,549
Convertible subordinated debentures ..............................      100,000      100,000         --           --           --
Stockholders' equity .............................................      425,096      370,903      326,970      298,857      286,222
Cash dividends per share* ........................................          .35          .31         .275         .275         .235

* Dividends per share on Class A common stock and Class B common stock have been equal since the Class A shares were issued in April,1986. Dividends paid in fiscal 1993 include a one-time extraordinary dividend of two cents per share in recognition of the company surpassing one billion dollars in sales for the fiscal year ended September 30, 1992.



Annual 10-K Report
Stockholders may obtain a copy of the company's 1996 Form 10-K Report filed with the Securities and Exchange Commission without charge by writing to the Corporate Secretary, Alberto-Culver Company, 2525 Armitage Avenue, Melrose Park, Illinois 60160.

Market Price of Common Stock and Cash Dividends Per Share
Alberto-Culver Company and Subsidiaries

The high and low sales prices of both classes of the company's common stock on the New York Stock Exchange and cash dividends per share in each quarter of fiscal years 1996 and 1995 are as follows:

                               Market Price Range                 Cash Dividends
                                  1996                1995           Per Share
                              High       Low     High      Low      1996    1995
Class A (NYSE Symbol ACVA):
   First Quarter ..........   $32-3/8   25-3/4   24-7/8   20-7/8   $   .08   .07
   Second Quarter .........   38-7/8    29-5/8   26-5/8       23       .09   .08
   Third Quarter ..........   40-1/8    32-7/8       28   24-7/8       .09   .08
   Fourth Quarter .........   40-1/4    33-7/8   27-1/4   24-3/4       .09   .08
                                                                     ----   ----
                                                                   $   .35   .31


Class B (NYSE Symbol ACV):
   First Quarter ..........   $36-1/2   29-7/8   27-3/8   21-3/4   $   .08   .07
   Second Quarter .........   43-3/4    32-1/2   30-7/8   25-7/8       .09   .08
   Third Quarter ..........   46-3/4    36-3/4   32-1/2   29-5/8       .09   .08
   Fourth Quarter .........   47-1/2        40   31-1/2   27-7/8       .09   .08
                                                                      ----  ----
                                                                   $   .35   .31


As of November 21, 1996, stockholders of record totaled 1,107 for Class A shares and 1,221 for Class B shares.