Form 10-K, Exhibit 13
period 1997-09-30
ALBERTO CULVER CO
filed 1997-12-12
CIK 3327

                                                                     Exhibit 13
Consolidated Statements of Earnings
Alberto-Culver Company and Subsidiaries

                                                                                                       Year ended September 30,
(Dollars in thousands, except per share data)                                                       1997        1996          1995
Net sales                                                                                     $1,775,258   1,590,409     1,358,219
Costs and expenses:
Cost of products sold                                                                            880,416     805,080       682,589
Advertising, promotion, selling and administrative                                               766,117     673,247       584,856

   Interest expense, net of interest income of $3,588 in 1997, $3,837 in 1996
     and $3,414 in 1995                                                                            8,238      12,068         6,532
  Non-recurring gain (note 8)                                                                    (15,634)        --            --
                                                                                                 -------      ------        ------
     Total costs and expenses                                                                  1,639,137   1,490,395     1,273,977
Earnings before provision for income taxes                                                       136,121     100,014        84,242
Provision for income taxes (note 6)                                                               50,704      37,270        31,591
                                                                                                  ------      ------        ------
Net earnings                                                                                     $85,417      62,744        52,651
                                                                                                 =======      ======        ======

Net earnings per share:
  Primary                                                                                          $1.49        1.11          .95
Fully-diluted                                                                                      $1.41        1.06          .94

See accompanying notes to consolidated financial statements.


Consolidated Statements of Retained Earnings
Alberto-Culver Company and Subsidiaries

                                                                                                 Year ended September 30,
(Dollars in thousands)                                                                  1997             1996           1995

Retained earnings, beginning of year                                                $390,526          337,506        293,445
Net earnings                                                                          85,417           62,744         52,651
                                                                                     475,943          400,250        346,096
Stock dividend (note 4)                                                               (6,148)              --             --
Cash dividends  (note 4)                                                             (10,909)          (9,724)        (8,590)
                                                                                     -------           ------         ------
Retained earnings, end of year                                                      $458,886          390,526        337,506
                                                                                    ========          =======        =======

See accompanying notes to consolidated financial statements.



Consolidated Balance Sheets
Alberto-Culver Company and Subsidiaries

(Dollars in thousands, except per share data)                                                     September 30,

                                                                                              1997           1996
Assets
Current assets:
   Cash and cash equivalents                                                         $      76,040         66,211
   Short-term investments                                                                   11,560          5,346
   Receivables, less allowance for doubtful accounts of $9,042 in 1997
      and $8,208 in 1996 (note 3)                                                          120,774        125,718
   Inventories:
      Raw materials                                                                         44,175         31,286
      Work-in-process                                                                        7,252          5,622
      Finished goods                                                                       292,441        251,617
                                                                                           -------        -------
         Total inventories                                                                 343,868        288,525
   Prepaid expenses                                                                         28,017         26,918
                                                                                            ------         ------
         Total current assets                                                              580,259        512,718
                                                                                           -------        -------
Property, plant and equipment (note 7):
   Land                                                                                     10,357          9,310
   Buildings                                                                               124,920        113,775
   Machinery and equipment                                                                 214,876        196,781
                                                                                           -------        -------
      Total property, plant and equipment                                                  350,153        319,866
   Accumulated depreciation                                                                159,155        143,946
                                                                                           -------        -------
      Property, plant and equipment, net                                                   190,998        175,920
Goodwill, net                                                                              114,245        107,603
Trade names, net                                                                            70,155         76,877
Other assets                                                                                44,402         36,148
                                                                                            ------         ------
                                                                                        $1,000,059        909,266
                                                                                        ==========        =======


Liabilities and Stockholders' Equity

Current liabilities:
   Short-term borrowings                                                             $       3,582          2,337
   Current maturities of long-term debt                                                      1,361          1,313
   Accounts payable                                                                        174,322        154,634
   Accrued expenses (note 2)                                                               118,447        115,139
   Income taxes                                                                             13,540         13,172
                                                                                            ------         ------
      Total current liabilities                                                            311,252        286,595
Long-term debt (note 3)                                                                     49,441         61,548
Convertible subordinated debentures (note 3)                                               100,000        100,000
Deferred income taxes                                                                       25,490         16,582
Other liabilities                                                                           16,872         19,445
Stockholders' equity (note 4): Common stock, par value $.22 per share:
      Class A authorized 75,000,000 shares; issued 24,442,931 shares
         in 1997 and 24,311,224 in 1996                                                      5,378          2,918
      Class B authorized 75,000,000 shares; issued 37,710,664 shares                         8,296          4,608
   Additional paid-in capital                                                               91,222         88,955
   Retained earnings                                                                       458,886        390,526
   Foreign currency translation (note 1)                                                   (22,555)       (13,428)
                                                                                           -------        -------
                                                                                           541,227        473,579
   Less treasury stock, at cost (Class A common stock: 1997 - 1,833,315 shares and 1996 - 2,214,024 shares;  Class B common stock: 1997 and
      1996 - 4,178,184 shares)  (note 4)                                                   (44,223)       (48,483)
                                                                                           -------        -------
      Total stockholders' equity                                                           497,004        425,096
                                                                                           -------        -------
                                                                                        $1,000,059        909,266
                                                                                        ==========        =======

See accompanying notes to consolidated financial statements.



Consolidated Statements of Cash Flows
Alberto-Culver Company and Subsidiaries

(Dollars in thousands)                                                                                 Year ended September 30,
                                                                                            1997             1996             1995

Cash Flows from Operating Activities:
Net earnings                                                                              $85,417           62,744           52,651
Adjustments to reconcile net earnings to net cash provided by operating activities:
     Depreciation                                                                         30,177           26,159           20,712
     Amortization of goodwill, trade names and other assets                                8,760            6,757            3,967
     Non-recurring gain                                                                  (15,634)              --               --
     Deferred income taxes                                                                 7,420           (1,858)             243
     Other, net                                                                           (3,470)          (1,527)             852
     Cash effects of changes in:
      Receivables, net                                                                       296           (2,955)         (20,144)
      Inventories                                                                        (51,881)         (12,287)          (7,783)
      Prepaid expenses                                                                    (1,196)             302           (1,940)
      Accounts payable and accrued expenses                                               17,665           17,930           29,420
      Income taxes                                                                         2,174           (2,520)           3,852
                                                                                           -----           ------            -----
      Net cash provided by operating activities                                           79,728           92,745           81,830
                                                                                          ------           ------           ------
Cash Flows from Investing Activities:
Short-term investments                                                                    (6,214)            (946)           4,129
Capital expenditures                                                                     (58,196)         (40,894)         (31,002)
Other assets                                                                              (7,585)          (7,313)          (8,143)
Proceeds from sale of business                                                                --           12,448              --
Payments for purchased businesses, net of acquired
   companies' cash                                                                       (15,628)        (130,981)         (41,635)
Proceeds from insurance settlement                                                        28,000               --               --
Proceeds from disposals of assets                                                          2,044            1,599            1,006
                                                                                           -----            -----            -----
     Net cash used by investing activities                                               (57,579)        (166,087)         (75,645)
                                                                                         -------         --------          -------
Cash Flows from Financing Activities:
Short-term borrowings                                                                      1,436             (315)          (2,091)
Proceeds from issuance of long-term debt                                                     550            5,475           45,001
Repayments of long-term debt                                                              (6,116)         (29,118)         (37,773)
Issuance of convertible subordinated debentures                                               --               --          100,000
Convertible subordinated debentures issuance costs                                            --               --           (2,945)
Proceeds from sale of receivables                                                             --           30,000             --
Proceeds from exercise of stock options                                                    5,560            1,717              659
Cash dividends paid                                                                      (10,909)          (9,724)          (8,590)
Stock purchased for treasury                                                              (1,138)            (759)             --
                                                                                          ------             ----           ------
     Net cash provided (used) by financing activities                                    (10,617)          (2,724)          94,261
                                                                                         -------           ------           ------
Effect of foreign exchange rate changes on cash                                           (1,703)            (308)             306
                                                                                          ------             ----              ---
Net increase (decrease) in cash and cash equivalents                                       9,829          (76,374)         100,752
Cash and cash equivalents at beginning of year                                            66,211          142,585           41,833
                                                                                          ------          -------           ------
Cash and cash equivalents at end of year                                                 $76,040           66,211          142,585
                                                                                         =======           ======          =======


Supplemental Cash Flow Information:
Cash paid for:
   Interest                                                                            $   11,478          16,333            6,831
   Income taxes                                                                        $   42,299          42,589           26,801
Capital lease obligations assumed                                                      $      240             282            1,393


See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include accounts of Alberto-Culver Company and its subsidiaries ("company"). All significant intercompany accounts and transactions have been eliminated. Certain amounts for prior periods have been reclassified to conform to the current year's presentation.

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

SHORT-TERM INVESTMENTS
Short-term investments are stated at cost which is equal to market value at September 30, 1997 and 1996, respectively.

INVENTORIES
Inventories are stated at the lower of cost (first-in, first-out method or retail method) or market (net realizable value).

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are carried at cost. Depreciation is provided primarily on the straight-line method based on the estimated useful lives of assets. Expenditures for maintenance and repairs are expensed as incurred.

GOODWILL AND TRADE NAMES
The cost of goodwill and trade names is amortized on a straight-line basis over periods ranging from ten to forty years. Management periodically considers whether there has been a permanent impairment to the value of goodwill and trade names by evaluating various factors including current operating results, market and economic conditions and anticipated future results and cash flows. Accumulated amortization at September 30, 1997 and 1996 was $23.8 million and $17.3 million, respectively.

FOREIGN CURRENCY TRANSLATION
Foreign currency balance sheet accounts are translated at rates of exchange in effect at the balance sheet date. Results of operations are translated using the average exchange rates during the period.

The following is an analysis of changes in the foreign currency translation account:

(Thousands)                                      1997          1996

Balance, beginning of year                    $(13,428)      (12,966)
Foreign currency translation loss               (9,127)         (462)
                                                ------          ----
Balance, end of year                          $(22,555)      (13,428)

Realized gains and losses from foreign currency transactions included in the consolidated statements of earnings resulted in losses of $1.2 million, $17,000 and $359,000 in 1997, 1996 and 1995, respectively.



ADVERTISING, PROMOTION AND MARKET RESEARCH
Advertising, promotion and market research costs are expensed as incurred and amounted to $255.3 million, $208.4 million and $188.0 million in 1997, 1996 and 1995, respectively.




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

CALCULATION OF EARNINGS PER SHARE
Primary earnings per share are based on the weighted average shares outstanding, including common stock equivalents, of 57,202,000 in 1997, 56,426,000 in 1996 and 55,698,000 in 1995.

Fully-diluted earnings per share are determined by dividing net earnings plus interest expense (net of tax benefit) on the convertible subordinated debentures by the weighted average shares outstanding, after giving effect for common shares to be issued assuming conversion of the convertible subordinated debentures to common shares and other common stock equivalents. Fully-diluted weighted average shares outstanding were 63,637,000 in 1997, 62,776,000 in 1996 and 57,152,000 in 1995.

STOCK-BASED COMPENSATION
Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", requires either the adoption of a fair value based method of accounting for stock-based compensation or pro-forma disclosures as if the fair value method was adopted. The company has elected to continue measuring compensation expense for its stock-based plans using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Pro forma disclosures assuming the fair value method prescribed by SFAS No. 123 had been used to measure compensation expense is provided in note 5.


(2) Accrued Expenses

Accrued expenses consist of the following:

(Thousands)                                        1997         1996
Compensation and benefits                     $   51,549       48,960
Advertising and promotions                        29,312       28,085
Other                                             37,586       38,094
                                                  ------       ------
                                              $  118,447      115,139
                                                 =======      =======










(3) Debt and Other Financing Arrangements


Long-term debt, exclusive of current maturities, consists of the following:

(Thousands)                                       1997                 1996
5.5% convertible subordinated
   debentures due June, 2005                    100,000             100,000

6.2% term note due
   September, 2000                               20,000              20,000

Revolving Swedish krona credit
   agreements at 4.4% - 11.7%                    27,736              39,200

Other, principally foreign borrowings
   and capitalized leases, at weighted
   average interest rates of 7.6% in
   1997 and 8.2% in 1996                          1,705               2,348
                                                  -----               -----

                                                $149,441            161,548
                                                ========            =======

Maturities of debt for the next five years are as follows (in thousands):
1998 - $1,361; 1999 - $798; 2000 - $48,112; 2001 - $312;  2002 - $176; 2003
and later $100,043. The fair value of long-term debt approximates its recorded value.

The 5.5% convertible subordinated debentures are convertible into Class A common shares at a conversion rate of 61.776 shares per $1,000 principal amount of debentures (equivalent to a conversion price of approximately $16-3/16). The debentures are redeemable, in whole but not in part, at the option of the company any time on or after June 30, 1998 at par plus accrued interest.


The company has a $200 million revolving credit facility which expires in September, 2002. The facility, which is undrawn at September 30, 1997, can be increased to $300 million under certain conditions and may be drawn in U.S. dollars or certain foreign currencies.

In January, 1997, the company renewed an agreement to sell, without recourse, up to $30 million of a designated pool of trade receivables on an ongoing basis. The agreement expires in one year and is renewable annually upon the mutual consent of both parties. At September 30, 1997, the facility was fully utilized. Costs related to this agreement are included in administrative expenses.

The revolving credit facility, the term note due September, 2000 and the receivables agreement impose restrictions on such items as total debt, working capital, dividend payments, treasury stock purchases and interest expense. At September 30, 1997, the company was in compliance with these arrangements and $163.2 million of consolidated retained earnings was not restricted as to the payment of dividends or purchases of treasury stock.

(4) Treasury Stock and Additional Paid-In Capital

Changes in treasury stock and additional paid-in capital during 1997, 1996 and 1995 were as follows:
                                                       Additional
                                     Treasury Stock      Paid-In
(Thousands)                         Shares    Amount     Capital
-----------                         ------    ------     -------

Balance at September 30, 1994       6,527     $49,660    $87,452
Stock options exercised               (33)       (399)       260
Stock issued pursuant to
   employee incentive plans           (16)       (202)       184
                                      ---        ----        ---
Balance at September 30, 1995       6,478      49,059     87,896
Stock options exercised               (84)     (1,029)       688
Stock purchased for treasury           23         759         --
Stock issued pursuant to
   employee incentive plans           (25)       (306)       371
                                      ---        ----        ---
Balance at September 30,1996        6,392      48,483     88,955
Stock options exercised              (359)     (4,389)     1,663
Stock purchased for treasury           56       1,138         --
Stock issued pursuant to
   employee incentive plans           (78)     (1,009)       604
                                      ---      ------        ---
Balance at September 30, 1997       6,011     $44,223    $91,222
                                    =====     =======    =======

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

Cash dividends for Class B common stock in 1997, 1996 and 1995 were $6.5 million or $.195 per share, $5.9 million or $.175 per share and $5.2 million or $.155 per share, respectively. Cash dividends for Class A common stock in 1997, 1996 and 1995 were $4.4 million or $.195 per share, $3.9 million or $.175 per share and $3.4 million or $.155 per share, respectively. Class A common stock dividends per share have been equal to those of Class B common stock since the Class A shares were issued in April, 1986.

At the company's annual meeting in January, 1997, stockholders approved an increase in both Class A and Class B authorized shares from 25,000,000 shares to 75,000,000 shares.

In January, 1997, the board of directors declared a 100% stock dividend on both the Class A and Class B outstanding shares effective February, 1997. The stock dividend was distributed only on outstanding shares and not on shares held in the treasury. An amount equal to the twenty-two cents per share par value of the additional shares was transferred from retained earnings to common stock. All share and per share information in this report, except for treasury shares and the twenty-two cents per share par value, has been restated to reflect the 100% stock dividend. Notes Continued

(5) Stock Option and Restricted Stock Plans

Pursuant to its stock option plans, the company is authorized to issue non-qualified options to employees and directors to purchase a limited number of shares of the company's Class A common stock at a price not less than the fair market value of the stock on date of grant. Options under the plans expire five or ten years from date of grant and are exercisable on a cumulative basis in four equal annual increments commencing one year after the date of grant. A total of 6.5 million shares have been authorized to be issued under the plans.

The company accounts for its stock option plans under APB Opinion No. 25 and, accordingly, no compensation cost has been recognized in the consolidated statements of earnings. Had compensation expense for these plans been determined based upon the fair value of stock options on the dates of grant and recognized over the four-year vesting period consistent with SFAS No. 123, the company's pro-forma net earnings and earnings per share for the years ended September 30, 1997, 1996 and 1995 would have been as follows (in thousands, except per share amounts):

                                          1997       1996       1995

Net earnings:
   As reported                           $85,417     62,744     52,651
   Pro-forma                             $83,572     61,688     52,170
Primary earning per share:
   As reported                             $1.49       1.11       0.95
   Pro-forma                               $1.46       1.09       0.94
Fully-diluted earnings per share:
   As reported                             $1.41       1.06       0.94
   Pro-forma                               $1.37       1.04       0.93

The weighted average fair value of options at the date of grant in 1997, 1996 and 1995 was $5.72, $3.67 and $3.21 per option, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                 1997            1996           1995

Expected life                   5 years         5 years        5 years
Volatility                      18.7%           18.7%          18.7%
Risk-free interest rate         6.7%-6.8%       6.0%-6.9%      6.4%
Dividend yield                  0.8%-0.9%       1.1%-1.2%      1.2%


Summarized information on the company's outstanding stock options at September 30, 1997 is as follows (shares in thousands):
                                                                Options
                                 Options Outstanding          Exercisable
                                 -------------------          -----------
                                    Average      Weighted          Weighted
Range of                 Number     Remaining     Average  Number   Average
Exercise                 of         Contractual   Option    of      Option
Prices                   Options    Life           Price  Options    Price
------                   -------    ----           -----  -------    -----

$6.63-$9.94                 433     4.5 years     $  9.61   373    $  9.59
$10.73-$13.38             1,920     7.2 years      $12.42   908     $12.03
$16.25-$21.72               902     9.1 years      $19.58    15     $16.47

Stock option activity under the plans is summarized as follows (shares in thousands):
                                                   Number      Weighted
                                                     of         Average
                                                   Options   Option Price
                                                   -------   ------------

 Outstanding at September 30, 1994                 1,320        $10.41
 Granted                                           1,046         11.84
 Exercised                                           (65)        10.10
 Canceled                                            (71)        11.50
                                                     ---
Outstanding at September 30, 1995                  2,230         11.06
 Granted                                           1,031         13.59
 Exercised                                          (167)        10.30
 Canceled                                           (105)        12.24
                                                    ----
Outstanding at September 30, 1996                  2,989         11.93
 Granted                                             888         19.80
 Exercised                                          (490)        11.35
 Canceled                                           (132)        15.33
                                                    ----
Outstanding at September 30, 1997                   3,255       $14.03
                                                    =====
Exercisable at September 30:
 1995                                                732        $10.35
 1996                                              1,054        $10.80
 1997                                              1,296        $11.38


The company is also authorized to grant up to 500,000 shares of Class A common stock to employees under its restricted stock plan. The restricted shares vest on a cumulative basis in four equal annual installments commencing four years after the date of grant. During 1997, employees were granted 77,000 restricted shares at a weighted average fair value of $20.73 per share. At September 30, 1997, there were 150,500 restricted shares outstanding.

(6) Income Taxes


The provisions for income taxes consist of the following:
(Thousands)          1997            1996            1995

Current:
  Federal         $31,553           27,651         20,820
  Foreign           5,716            5,566          5,310
  State             6,015            5,911          5,218
                    -----            -----          -----
                    3,284           39,128         31,348
                    -----           ------         ------
Deferred:
  Federal           4,849          (2,349)           (213)
  Foreign           2,549           1,268             561
  State                22            (777)           (105)
                       --            ----            ----
                    7,420          (1,858)            243
                    -----          ------             ---
                  $50,704          37,270          31,591
                  =======          ======          ======


The difference between the effective income tax rate and the United States statutory federal income tax rate is summarized below:

                                      1997              1996              1995

Statutory tax rate                    35.0%             35.0%             35.0%
Effect of foreign
  income tax rates                    (1.3)             (1.5)             (1.0)
State income taxes, net
  of federal tax benefit               2.9               3.3               3.9
Other, net                              .7                .5               (.4)
                                        --                --               ---

Effective tax rate                    37.3%             37.3%             37.5%
                                      ====              ====              ====

Significant components of the company's deferred tax assets and liabilities at September 30, 1997 and 1996 are as follows:

(Thousands)                                      1997           1996

 Deferred tax assets attributable to:
    Accrued expenses                           $16,456         15,802
    Inventory adjustments                          996          2,045
    Other                                        2,352             --
                                                 -----         ------
Total deferred tax assets                       19,804         17,847
                                                ------         ------
Deferred tax liabilities attributable to:
    Depreciation and amortization               27,503         15,785
    State income taxes                             339            318
    Other                                         --              479
                                                ------            ---
 Total deferred tax liabilities                 27,842         16,582
                                                ------         ------
Net deferred tax assets (liabilities)          $(8,038)         1,265
                                               =======          =====

Prepaid expenses at September 30, 1997 and 1996 include $17.5 million and $17.8 million, respectively, of net deferred tax assets.

Domestic earnings before income taxes were $110.9 million, $77.9 million and $72.0 million in 1997, 1996 and 1995, respectively. Foreign operations had earnings before income taxes of $25.2 million, $22.1 million and $12.2 million in 1997, 1996 and 1995, respectively.

Undistributed earnings of the company's foreign operations amounting to $115.2 million are intended to remain permanently invested to finance future growth and expansion. Accordingly, no U.S. income taxes have been provided on those earnings at September 30, 1997. Should such earnings be distributed, the credit for foreign income taxes paid would substantially offset applicable U.S. income taxes.

(7) Lease Commitments

The major portion of the company's leases are for Sally Beauty Company stores. Other leases cover certain manufacturing and warehousing properties, office facilities, data processing equipment and automobiles. At September 30, 1997, future minimum payments under noncancelable leases are as follows:


                                  Operating                  Capital
(Thousands)                          Leases                   Leases

1998                                $43,633                     893
1999                                 35,066                     274
2000                                 25,793                     160
2001                                 17,513                      68
2002                                  9,616                       9
2003 and later                       12,271                     --
                                     ------                   -----
Total minimum lease payments       $143,892                   1,404


Total rental expense for operating leases amounted to $59.6 million in 1997, $53.0 million in 1996 and $47.4 million in 1995. Certain leases require the company to pay real estate taxes, insurance, maintenance and special assessments.

(8) Non-Recurring Gain


In the first quarter of 1997, the company received a $28.0 million insurance settlement from the loss of its corporate airplane. The effect on the company's earnings was a non-recurring pre-tax gain of $15.6 million and an increase in net earnings of $9.8 million. Accordingly, earnings per share increased $.17 on a primary basis and $.16 on a fully-diluted basis.

The following table provides pro-forma information excluding the non-recurring gain (in thousands, except per share data):

                                                 1997          1996

Pre-tax earnings                               $120,487      100,014
Net earnings                                  $  75,606       62,744
Net earnings per share:
   Primary                                        $1.32         1.11
   Fully-diluted                                  $1.25         1.06

(9) Business Segments and Geographic Area Information

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

The "specialty distribution - Sally" business segment consists of Sally Beauty Company, a specialty distributor of professional beauty supplies.

Segment and geographic data for the years ended September 30, 1997, 1996 and 1995 are as follows:

Business Segments Information (Thousands)                     1997              1996             1995

Net sales:
   Consumer products:
      Alberto-Culver USA                                $   444,204           377,468          305,681
      Alberto-Culver International                          466,530           452,030          363,294
                                                            -------           -------          -------
      Total consumer products                               910,734           829,498          668,975
   Specialty distribution - Sally                           879,209           771,868          697,668
   Eliminations                                             (14,685)          (10,957)          (8,424)
                                                            -------           -------           ------
                                                         $1,775,258         1,590,409        1,358,219
                                                         ==========         =========        =========
Earnings before provision for income taxes:
   Consumer products:
      Alberto-Culver USA                                  $  29,243            21,445           16,011
      Alberto-Culver International                           24,680            21,737           16,604
                                                             ------            ------           ------
      Total consumer products                                53,923            43,182           32,615
   Specialty distribution - Sally                            89,456            78,871           71,889
                                                             ------            ------           ------
     Operating profit                                       143,379           122,053          104,504
   Non-recurring gain (note 8)                               15,634                --               --
   Unallocated expenses, net*                               (14,654)           (9,971)         (13,730)
   Interest expense, net of interest income                  (8,238)          (12,068)          (6,532)
                                                             ------           -------           ------
                                                           $136,121           100,014           84,242
                                                           ========           =======           ======
Identifiable assets:
   Consumer products:
      Alberto-Culver USA                                $   205,804           197,478          130,592
      Alberto-Culver International                          329,887           333,738          284,750
                                                            -------           -------          -------
      Total consumer products                               535,691           531,216          415,342
   Specialty distribution - Sally                           373,111           308,869          257,437
   Corporate**                                               91,257            69,181          142,307
                                                             ------            ------          -------
                                                         $1,000,059           909,266          815,086
                                                         ==========           =======          =======
Depreciation and amortization expense:
   Consumer products:
      Alberto-Culver USA                                    $10,568             7,601            4,616
      Alberto-Culver International                           10,894            11,376            8,433
      Total consumer products                                21,462            18,977           13,049
   Specialty distribution - Sally                            16,009            11,780            9,953
   Corporate                                                  1,466             2,159            1,677
                                                              -----             -----            -----
                                                            $38,937            32,916           24,679
Capital expenditures:
   Consumer products:
      Alberto-Culver USA                                   $  7,434            11,419           11,975
      Alberto-Culver International                           16,694             8,885            6,293
                                                             ------             -----            -----
      Total consumer products                                24,128            20,304           18,268
   Specialty distribution - Sally                            18,608            20,872           13,746
   Corporate                                                 15,700                 --             381
                                                             ------                                ---
                                                            $58,436            41,176           32,395
                                                            =======            ======           ======

Geographic Area Information (Thousands)                        1997              1996            1995

Net sales:
   United States                                         $1,309,016         1,148,268          997,065
   Foreign                                                  484,978           453,709          364,543
   Eliminations                                             (18,736)          (11,568)          (3,389)
                                                            -------           -------           ------
                                                         $1,775,258         1,590,409        1,358,219
                                                         ==========         =========        =========
Operating profit:
   United States                                           $115,261            97,628           88,025
   Foreign                                                   28,118            24,425           16,479
                                                             ------            ------           ------
                                                           $143,379           122,053          104,504
                                                           ========           =======          =======
Identifiable assets:
   United States                                        $   565,578           507,545          390,763
   Foreign                                                  343,224           332,540          282,016
   Corporate**                                               91,257            69,181          142,307
                                                             ------            ------          -------
                                                         $1,000,059           909,266          815,086
                                                         ==========           =======          =======

* "Unallocated expenses, net" principally consists of general corporate expenses and foreign exchange gains and losses.

**  Corporate   identifiable   assets  are  primarily  cash,  cash  equivalents,
short-term investments and equipment.

(10) Quarterly Financial Data

Unaudited quarterly consolidated statement of earnings information for the years ended September 30, 1997 and 1996 are summarized below (in thousands, except per share amounts):
                                1st       2nd        3rd       4th
                              Quarter    Quarter    Quarter   Quarter

1997 As Reported:
Net sales                    $426,105    439,577    456,210   453,366
Cost of products sold        $215,388    218,057    226,734   220,237
Net earnings                 $ 26,588     17,781     19,210    21,838
Earnings per share:
     Primary                     $.47        .31        .33       .38
     Fully-diluted               $.44        .29        .32      . 36


1997 Pro Forma:
Net earnings before
   non-recurring gain        $16,777*    17,781     19,210    21,838
Earnings per share before
   non-recurring gain:
     Primary                    $.30*       .31        .33      .38
     Fully-diluted              $.28*       .29        .32      .36

1996:
Net sales                    $347,638    396,146    415,554   431,071
Cost of products sold         178,343    200,459    208,526   217,752
Net earnings                   12,875     14,469     16,452    18,948
Earnings per share:
     Primary                     .23        .25        .29      .34
     Fully-diluted               .22        .24        .28      .32

 * Excludes a non-recurring gain in the first quarter of $9.8 million or $.17 per share on a primary basis and $.16 per share on a fully-diluted basis (note 8).

 (11) Acquisitions and Divestiture

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

The acquisition was accounted for as a purchase and, accordingly, the operating results of St. Ives have been included in the company's consolidated financial statements since the date of acquisition. The excess of the aggregate purchase price over the fair market value of net assets acquired of approximately $51 million is being amortized over 40 years.

In July, 1996, Alberto-Culver USA sold its Milani, DiaFoods, Thick-It and Smithers institutional food lines and granted the purchaser a master distribution license to sell the company's other institutional food products. The transaction resulted in an immaterial gain.

Independent Auditors' Report

The Board of Directors and Stockholders
Alberto-Culver Company:
We have audited the accompanying consolidated balance sheets of Alberto-Culver Company and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended September 30, 1997. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alberto-Culver Company and subsidiaries as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1997, in conformity with generally accepted accounting principles.

                                               /s/ KPMG Peat Marwick LLP
Chicago, Illinois
October 23, 1997                                   KPMG Peat Marwick LLP

Management's Discussion and Analysis of Results of Operations and Financial Condition
Alberto-Culver Company and Subsidiaries

RESULTS OF OPERATIONS

Fiscal year 1997 marked the company's fourteenth consecutive year of record sales. Net sales for the year ended September 30, 1997 were $1.78 billion, an increase of 11.6% over prior year sales of $1.59 billion. Net sales in 1995 were $1.36 billion.

Record net earnings of $85.4 million in 1997, including a non-recurring gain, increased 36.1% from 1996 net earnings of $62.7 million. Primary earnings per share of $1.49 were 38 cents or 34.2% higher than 1996. Fully-diluted earnings per share were $1.41, an increase of 35 cents or 33.0 % from 1996. Net earnings in 1995 were $52.7 million, representing 95 cents primary earnings per share and 94 cents on a fully-diluted basis.

As described in"note 8" to the consolidated financial statements, during fiscal 1997 the company received a $28.0 million insurance settlement from the loss of its corporate airplane. As a result, the company recognized a non-recurring pre-tax gain of $15.6 million and an increase in net earnings of $9.8 million. Accordingly, earnings per share for fiscal year 1997 increased 17 cents on a primary basis and 16 cents on a fully-diluted basis.

On a pro-forma basis, net earnings before the non-recurring gain were a record $75.6 million or 20.5% higher than the prior year. Excluding the gain, pro-forma earnings per share on a primary basis were $1.32, representing an increase of 21 cents or 18.9%, and on a fully-diluted basis increased 19 cents or 17.9% to $1.25.

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

Sales of Alberto-Culver USA consumer products in 1997 were $444.2 million, an increase of 17.7 % from prior year sales of $377.5 million. The 1997 increase primarily resulted from higher sales of St. Ives products in addition to sales increases for TRESemme, TCB, Mrs. Dash, Alberto VO5 Hot Oil and the introduction of new products. In 1996, sales increased 23.5% from 1995 sales of $305.7 million primarily due to the acquisition of St. Ives, which added $87.7 million of sales, partially offset by lower sales due to the change in the classification of certain off-invoice promotional allowances.
 St. Ives Laboratories, Inc. was acquired in February, 1996.

Alberto-Culver International consumer products sales were $466.5 million in 1997 compared to $452.0 million in 1996 and $363.3 million in 1995. The fiscal year 1997 sales increase of 3.2% was mainly due to higher sales of St. Ives products, offset in part by the effects of unfavorable foreign exchange rates due to the strengthening of the U.S. dollar. Had foreign exchange rates this year been the same as fiscal 1996, Alberto-Culver International sales would have increased 8.3% for the year. The sales increase in 1996 primarily resulted from the acquisition of St. Ives.

Sales of the "Specialty distribution - Sally" business segment increased to $879.2 million in 1997 compared to $771.9 million and $697.7 million in 1996 and 1995, respectively. The sales increases of 13.9% in 1997 and 10.6% in 1996 were attributable to sales gains for established Sally Beauty Company outlets, the addition of stores during the year and the expansion of Sally's full service operations. The number of Sally stores increased 34.5% during the last three years to a total of 1,833 at the end of 1997 compared to 1,656 and 1,494 at the end of 1996 and 1995, respectively.

Cost of products sold as a percentage of sales was 49.6% in fiscal year 1997 compared to 50.6% in 1996 and 50.3% in 1995. The lower cost of products sold percentage in 1997 was primarily due to cost savings and a change in product mix favoring higher margin products of Alberto-Culver USA.


Advertising, promotion, selling and administrative expenses increased 13.8 % in 1997 and 15.1% in 1996. The increase in 1997 resulted from the acquisition of St. Ives, higher selling and administration costs associated with the growth of the Sally Beauty business and higher advertising, promotion and market research expenses for Alberto-Culver USA. The 1996 increase resulted primarily from the acquisition of St. Ives, the inclusion of the operations of Molnlycke Toiletries for a full year and higher selling and administration costs associated with the growth of the Sally Beauty business. These increases in 1996 were partially offset by an immaterial, non-recurring gain on the sale of certain Alberto-Culver USA institutional food lines in July, 1996.

Advertising, promotion and market research expenditures were $255.3 million, $208.4 million and $188.0 million in 1997, 1996 and 1995, respectively. The increase in 1997 mainly resulted from the acquisition of St. Ives and increased marketing expenditures for Alberto-Culver USA, including the introduction of new products. The increase in 1996 was primarily due to the acquisitions of St. Ives and Molnlycke Toiletries, partially offset by the reclassification of certain off-invoice promotional allowances.

Interest expense, net of interest income, was $8.2 million, $12.1 million and $6.5 million in 1997, 1996 and 1995, respectively. Interest expense was $11.8 million in 1997 versus $15.9 million in 1996 and $9.9 million in 1995.

The decrease in interest expense in 1997 was attributable to the prepayment of $20 million of 9.73% term notes in August, 1996 and a reduction in outstanding revolving Swedish krona debt, including the impact of foreign exchange rates. The 1996 increase was primarily due to the convertible subordinated debentures and borrowings related to the Molnlycke acquisition being outstanding for a full year, along with the penalty incurred on the August, 1996 prepayment of $20 million of term notes.

The provision for income taxes as a percentage of earnings before income taxes was 37.3%, 37.3% and 37.5% in 1997, 1996 and 1995, respectively. Factors which influenced the effective tax rates for those years are described in "note 6" to the consolidated financial statements.

FINANCIAL CONDITION

Working capital at September 30, 1997 was $269.0 million, an increase of $42.9 million from the prior year's working capital of $226.1 million. The resulting current ratio was 1.86 to 1.00 at September 30, 1997 compared to 1.79 to 1.00 last year. The higher working capital was primarily due to an increase in inventories partially offset by higher accounts payable.

Accounts receivable and inventories less accounts payable were $290.3 million at September 30, 1997 compared to $259.6 million last year. The increase was primarily due to higher inventories needed to support the growth of the Sally Beauty business and increased St. Ives activity.

Net property, plant and equipment increased $15.1 million to $191.0 million at September 30, 1997. The increase resulted primarily from additional Sally stores, warehouse and office expenditures and purchases of machinery, equipment and information systems. The involuntary conversion of the corporate airplane was offset by the purchase of an interest in another airplane.

Goodwill and trade names, net of amortization, was $184.4 million as of September 30, 1997, down slightly from 1996. The decrease in goodwill and trade names was due to amortization and the effects of foreign exchange rates, offset by additional goodwill from Sally Beauty acquisitions and finalization of purchase accounting related to the St. Ives acquisition.

Long-term debt decreased $12.1 million principally due to a reduction in the local currency amount of Swedish krona revolving debt and the impact of foreign exchange rates.

Total stockholders' equity increased $71.9 million to $497.0 million at September 30, 1997 primarily due to net earnings for the fiscal year partially offset by dividend payments and foreign currency translation.



LIQUIDITY AND CAPITAL RESOURCES

The company's primary sources of cash over the past three years have been funds provided by operating activities, the July, 1995 issuance of $100 million of convertible subordinated debentures and the 1996 sale of $30 million of trade accounts receivable. Operating activities provided cash of $79.7 million, $92.7 million and $81.8 million in 1997, 1996 and 1995, respectively.

The company has obtained long-term financing as needed to fund acquisitions and other growth opportunities. Funds are occasionally obtained prior to their actual need in order to take advantage of opportunities in the debt markets. In September, 1997, the company obtained a five-year, $200 million revolving credit facility. The facility, which is undrawn at September 30, 1997, can be increased to $300 million under certain conditions and may be drawn in U.S. dollars or in certain foreign currencies. Under debt covenants, the company has the ability to incur up to $590 million of additional debt.

The primary uses of cash have been to repay long-term debt and fund acquisitions. During the three year period ending September 30, 1997, debt repayments exceeded proceeds from new borrowings, excluding the convertible subordinated debentures, by $23.0 million. Other major uses of cash during the three year period included payments for acquired companies of $188.2 million, capital expenditures of $130.1 million and cash dividends of $29.2 million.

Compared to 1994, cash dividends per share increased 41.8% over the three-year period ended September 30, 1997. Cash dividends paid on Class A and Class B common stock were $.195 per share in 1997, $.175 per share in 1996 and $.155 per share in 1995.

The company anticipates that cash flows from operations and available credit will be sufficient to fund operational requirements in future years. During 1998, the company expects that cash will continue to be used for acquisitions, capital expenditures, new product development, market expansion, retirement of debt and dividend payments. The company may also purchase shares of its common stock depending on market conditions.

IMPACT OF NEW ACCOUNTING STANDARDS

In February, 1997, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." SFAS No. 128 supersedes Accounting Principles Board Opinion No. 15, "Earnings Per Share" ("APB 15"), and requires the calculation and dual presentation of basic and diluted earnings per share ("EPS"), replacing the primary and fully-diluted disclosures required under APB
15. The company is required to comply with SFAS No. 128 in fiscal year 1998 and estimates that its adoption will not have a material effect on the consolidated financial statements.

In June, 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which requires the prominent display of comprehensive income and its components in the financial statements. The company is required to comply with SFAS No. 130 in fiscal year 1999 and estimates its adoption will not have a material effect on the consolidated financial statements.

In June, 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements. The company is required to comply with SFAS No. 131 in fiscal year 1999 and estimates its adoption will not have a material effect on the consolidated financial statements.

INFLATION

The company was not significantly affected by inflation during the past three years. Management continuously attempts to resist cost increases and counteract the effects of inflation through productivity improvements, cost reduction programs and price increases within the constraints of the highly competitive markets in which the company operates.


Selected Financial Data
Alberto-Culver Company and Subsidiaries


                                                                       Year ended September 30,
(In thousands, except per share data)                  1997            1996            1995         1994         1993

Operating Results:
Net sales                                         $1,775,258       1,590,409       1,358,219    1,216,119    1,147,990
Cost of products sold                                880,416         805,080         682,589      602,749      564,260
Interest expense                                      11,826          15,905           9,946        8,630        9,661
Earnings before non-recurring gain
 and income taxes (1)                                120,487         100,014          84,242       71,078       65,129
Provision for income taxes (1)                        44,881          37,270          31,591       27,010       23,857
Net earnings before non-recurring gain (1)            75,606          62,744          52,651       44,068       41,272
Net earnings per share before
 non-recurring gain (1) (2):
     Primary                                            1.32            1.11             .95          .79          .72
     Fully-diluted                                      1.25            1.06             .94          .79          .72
Weighted average shares outstanding (2):
     Primary                                          57,202          56,426          55,698       56,084       57,434
     Fully-diluted                                    63,637          62,776          57,152       56,162       57,434
Financial Condition:
Current ratio                                      1.86 to 1       1.79 to 1       2.28 to 1    1.86 to 1    2.05 to 1
Working capital                                   $  269,007         226,123         301,706      185,747      205,050
Cash, cash equivalents and
  short-term investments                              87,600          71,557         146,985       50,362       73,947
Property, plant and equipment, net                   190,998         175,920         157,791      132,881      124,449
Total assets                                       1,000,059         909,266         815,086      610,208      593,046
Long-term debt                                        49,441          61,548          83,094       42,976       80,184
Convertible subordinated debentures                  100,000         100,000         100,000         ---          ---
Stockholders' equity                                 497,004         425,096         370,903      326,970      298,857
Cash dividends per share (3)                            .195            .175            .155        .1375        .1375

(1) 1997 excludes a non-recurring gain from an insurance settlement for the loss of the company's corporate airplane (note 8). Pre-tax earnings including the non-recurring gain were $136.1 million. Net earnings including the gain were $85.4 million, after deducting income taxes of $50.7 million, and earnings per share were $1.49 on a primary basis and $1.41 on a fully-diluted basis.

(2) Net earnings per share and weighted average shares outstanding have been restated to reflect the 100% stock dividend on the company's Class A and Class B outstanding shares in February, 1997.

(3) Dividends per share on Class A common stock and Class B common stock have been equal since the Class A shares were issued in April, 1986. Dividends paid in fiscal 1993 include a one-time extraordinary dividend of two cents per share in recognition of the company surpassing one billion dollars in sales for the fiscal year ended September 30, 1992.



Annual 10-K Report
Stockholders may obtain a copy of the company's 1997 Form 10-K Report filed with the Securities and Exchange Commission without charge by writing to the Corporate Secretary, Alberto-Culver Company, 2525 Armitage Avenue, Melrose Park, Illinois 60160.

Market Price of Common Stock and Cash Dividends Per Share
Alberto-Culver Company and Subsidiaries


The high and low sales prices of both classes of the company's common stock on the New York Stock Exchange and cash dividends per share in each quarter of fiscal years 1997 and 1996 are as follows:

                                                                                   Cash
                                             Market Price Range                   Dividends
                                       1997                       1996            Per Share
                               High        Low          High       Low           1997    1996
Class A (NYSE Symbol ACVA):
   First Quarter               $21-3/8     18-3/8       16-3/16    12-7/8        $.045    .040
   Second Quarter              $24         20           19-7/16    14-13/16       .050    .045
   Third Quarter               $25-5/8     21           20-1/16    16-7/16        .050    .045
   Fourth Quarter              $26-11/16   21-13/16     20-1/8     16-15/16       .050    .045
                                                                                 $.195    .175


Class B (NYSE Symbol ACV):
   First Quarter               $25         21-3/8       18-1/4     14-15/16      $.045    .040
   Second Quarter              $28-5/8     23-9/16      21-7/8     16-1/4         .050    .045
   Third Quarter               $30         25           23-3/8     18-3/8         .050    .045
   Fourth Quarter              $31-9/16    26-1/16      23-3/4     20             .050    .045
                                                                                 $.195    .175


As of November 25, 1997, stockholders of record totaled 1,097 for Class A shares and 1,160 for Class B shares.
                                                  - 296 -