Form 10-K, Exhibit 13
period 1998-09-30
ALBERTO CULVER CO
filed 1998-12-21
CIK 3327


Consolidated Statements of Earnings
Alberto-Culver Company and Subsidiaries
                                                                                                Year Ended September 30,
(In thousands, except per share data)                                                     1998            1997           1996


Net sales                                                                             $1,834,711      1,775,258       1,590,409
Costs and expenses:
  Cost of products sold                                                                  902,095        880,416         805,080
  Advertising, promotion, selling and administrative                                     791,631        766,117         673,247
   Interest expense, net of interest income of $3,563 in 1998, $3,588 in 1997
     and $3,837 in 1996                                                                    8,607          8,238          12,068
  Non-recurring gain (note 8)                                                                 --        (15,634)             --
                                                                                          ------         ------          ------
     Total costs and expenses                                                          1,702,333      1,639,137       1,490,395
Earnings before provision for income taxes                                               132,378        136,121         100,014
Provision for income taxes (note 6)                                                       49,311         50,704          37,270
                                 -                                                        ------         ------          ------
Net earnings                                                                             $83,067         85,417          62,744
                                                                                         =======         ======          ======

Net earnings per share:
  Basic                                                                                    $1.46           1.53            1.13
                                                                                           =====           ====            ====
  Diluted                                                                                  $1.37           1.41            1.06
                                                                                           =====           ====            ====


See accompanying notes to consolidated financial statements.


Consolidated Balance Sheets
Alberto-Culver Company and Subsidiaries

(In thousands, except per share data)                                                               September 30,
Assets                                                                                       1998                    1997

Current assets:
   Cash and cash equivalents                                                               $72,395                  76,040
   Short-term investments                                                                      910                  11,560
   Receivables, less allowance for doubtful accounts of $10,868 in 1998
      and $9,042 in 1997 (note 3)                                                          129,063                 120,774
   Inventories:
      Raw materials                                                                         37,316                  44,175
      Work-in-process                                                                        6,119                   7,252
      Finished goods                                                                       325,769                 292,441
                                                                                           -------                 -------
         Total inventories                                                                 369,204                 343,868
   Prepaid expenses                                                                         19,993                  28,017
                                                                                            ------                  ------
         Total current assets                                                              591,565                 580,259
Property, plant and equipment (note 7):
   Land                                                                                     11,328                 10,357
   Buildings and leasehold improvements                                                    139,622                124,920
   Machinery and equipment                                                                 257,458                214,876
                                                                                           -------                -------
      Total property, plant and equipment                                                  408,408                350,153
   Accumulated depreciation                                                                184,932                159,155
                                                                                           -------                -------
      Property, plant and equipment, net                                                   223,476                190,998
Goodwill, net                                                                              137,599                114,245
Trade names, net                                                                            67,158                 70,155
Other assets                                                                                48,386                 44,402
                                                                                            ------                 ------
                                                                                        $1,068,184              1,000,059
                                                                                        ==========              =========


Liabilities and Stockholders' Equity

Current liabilities:
   Short-term borrowings                                                                    $2,279                  3,582
   Current maturities of long-term debt                                                        959                  1,361
   Accounts payable                                                                        177,564                174,322
   Accrued expenses (note 2)                                                               112,015                118,447
   Income taxes                                                                             20,808                 13,540
                                                                                            ------                 ------
      Total current liabilities                                                            313,625                311,252
Long-term debt (note 3)                                                                    171,760                149,441
Deferred income taxes                                                                       28,260                 25,490
Other liabilities                                                                           20,548                 16,872
Stockholders' equity (note 4): Common stock, par value $.22 per share:
      Class A authorized 75,000,000 shares; 30,612,798 shares
        and 24,442,931 shares issued at September 30, 1998 and 1997, respectively           6,735                   5,378
      Class B authorized 75,000,000 shares; 37,710,655 shares
        and 37,710,664 shares issued at September 30, 1998 and 1997, respectively           8,296                   8,296
   Additional paid-in capital                                                             192,610                  91,222
   Retained earnings                                                                      528,733                 458,886
   Cumulative translation adjustments (note 1)                                            (28,131)                (22,555)
                                                                                          -------                 -------
                                                                                          708,243                 541,227
   Less treasury stock, at cost (Class A common stock: 1998 -6,549,947 shares and 1997 - 1,833,315 shares; Class B common stock: 1998 - 4,563,184
      shares and 1997 -  4,178,184 shares)  (note 4)                                     (174,252)                (44,223)
                                                                                         --------                 -------
      Total stockholders' equity                                                          533,991                 497,004
                                                                                          -------                 -------
                                                                                       $1,068,184               1,000,059
                                                                                       ==========               =========

See accompanying notes to consolidated financial statements.


Consolidated Statements of Cash Flows
Alberto-Culver Company and Subsidiaries

(In thousands)                                                                                   Year ended September 30,

                                                                                          1998             1997             1996

Cash Flows from Operating Activities:
Net earnings                                                                           $83,067           85,417           62,744
Adjustments to reconcile net earnings to net cash provided by operating activities:
     Depreciation                                                                       29,054           28,169           26,159
     Amortization of goodwill, trade names and other assets                              9,051            8,760            6,757
     Non-recurring gain                                                                     --          (15,634)              --
     Deferred income taxes                                                               9,924            7,420           (1,858)
     Other, net                                                                         (4,724)          (1,462)          (1,527)
   Cash effects of changes in (exclusive of acquisitions):
      Receivables, net                                                                  (4,185)             296           (2,955)
      Inventories                                                                      (15,973)         (51,881)         (12,287)
      Prepaid expenses                                                                   3,689           (1,196)             302
      Accounts payable and accrued expenses                                             (6,726)          17,665           17,930
      Income taxes                                                                       7,175            2,174           (2,520)
                                                                                         -----            -----           ------
      Net cash provided by operating activities                                        110,352           79,728           92,745
                                                                                       -------           ------           ------
Cash Flows from Investing Activities:
Short-term investments                                                                  10,650           (6,214)            (946)
Capital expenditures                                                                   (55,934)         (58,196)         (40,894)
Other assets                                                                            (3,253)          (7,585)          (7,313)
Proceeds from sale of business                                                              --               --           12,448
Payments for purchased businesses, net of acquired companies' cash                     (33,889)         (15,628)        (130,981)
Proceeds from insurance settlement                                                          --           28,000               --
Proceeds from disposals of assets                                                        1,664            2,044            1,599
                                                                                         -----            -----            -----
     Net cash used by investing activities                                             (80,762)         (57,579)        (166,087)
                                                                                       -------          -------         --------
Cash Flows from Financing Activities:
Short-term borrowings                                                                   (5,478)           1,436             (315)
Proceeds from issuance of long-term debt                                               125,851              550            5,475
Debt issuance costs                                                                     (2,352)              --               --
Repayments of long-term debt                                                            (4,009)          (6,116)         (29,118)
Proceeds from sale of receivables                                                           --               --           30,000
Proceeds from exercise of stock options                                                 11,303            5,560            1,717
Cash dividends paid                                                                    (13,220)         (10,909)          (9,724)
Stock purchased for treasury                                                          (145,526)          (1,138)            (759)
                                                                                      --------           ------             ----
     Net cash used by financing activities                                             (33,431)         (10,617)          (2,724)
                                                                                       -------          -------           ------
Effect of foreign exchange rate changes on cash                                            196           (1,703)            (308)
                                                                                           ---           ------             ----
Net increase (decrease) in cash and cash equivalents                                    (3,645)           9,829          (76,374)
Cash and cash equivalents at beginning of year                                          76,040           66,211          142,585
                                                                                        ------           ------          -------
Cash and cash equivalents at end of year                                               $72,395           76,040           66,211
                                                                                       =======           ======           ======


Supplemental Cash Flow Information:
Cash paid for:
   Interest                                                                            $10,709           11,478           16,333
   Income taxes                                                                        $30,791           42,299           42,589
Non-cash investing and financing activities:
   Conversion of subordinated debentures into Class A common shares                    $99,875               --               --
   Issuance of Class A common shares for acquisition                                    $4,414               --               --


See accompanying notes to consolidated financial statements.


Consolidated Statements of Stockholders' Equity
Alberto-Culver Company and Subsidiaries


                                            Number of Shares                      Dollars
                                                                                        Additional             Cumulative
                                  Common Stock       Treasury Stock      Common Stock     Paid-in   Retained   Translation  Treasury
(In thousands)                   Class A  Class B   Class A  Class B   Class A  Class B   Capital   Earnings   Adjustments    Stock

Balance at September 30, 1995     13,263  20,944   (2,300)   (4,178)   $2,918   $4,608    $87,896    $337,506    $(12,966) $(49,059)

Net earnings                                                                                           62,744
Cash dividends                                                                                         (9,724)
Stock options exercised                                84                                     688                             1,029
Stock issued pursuant to
   employee incentive plans                            25                                     371                               306
Stock purchased for treasury                          (23)                                                                     (759)
Foreign currency translation loss                                                                                    (462)
                                  _________________________________________________________________________________________________
Balance at September 30, 1996     13,263  20,944   (2,214)   (4,178)    2,918   4,608      88,955     390,526     (13,428)  (48,483)

Net earnings                                                                                           85,417
Cash dividends                                                                                        (10,909)
Stock dividend                    11,180  16,767                        2,460   3,688                  (6,148)
Stock options exercised                               359                                   1,663                             4,389
Stock issued pursuant to
   employee incentive plans                            78                                     604                             1,009
Stock purchased for treasury                          (56)                                                                   (1,138)
Foreign currency translation loss                                                                                  (9,127)
                                  _________________________________________________________________________________________________
Balance at September 30, 1997     24,443  37,711   (1,833)   (4,178)    5,378   8,296       91,222    458,886     (22,555)  (44,223)

Net earnings                                                                                           83,067
Cash dividends                                                                                        (13,220)
Stock options exercised                               918                                    1,606                           12,628
Stock issued pursuant to
   employee incentive plans                            56                                    1,108                              692
Stock issued for acquisition                          171                                    2,237                            2,177
Stock issued upon conversion
   of subordinated debentures      6,170                                1,357               96,437
Stock purchased for treasury                       (5,862)    (385)                                                        (145,526)
Foreign currency translation loss                                                                                 (5,576)
                                  _________________________________________________________________________________________________
Balance at September 30, 1998     30,613  37,711   (6,550)   (4,563)   $6,735  $8,296     $192,610   $528,733   $(28,131) $(174,252)
                                  ======  ======   ======    ======    ======  ======     ========   ========    ======== =========


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

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Actual results may differ from these estimates. Management believes these estimates and assumptions are reasonable.

FINANCIAL INSTRUMENTS
All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. These investments are stated at cost which approximates market value.

Short-term investments are stated at cost which is equal to market value at September 30, 1998 and 1997.

The carrying amounts of accounts receivable, accounts payable and short-term borrowings approximate fair value due to the short maturities of these financial instruments.

The fair value of long-term debt approximates its recorded value.

INVENTORIES
Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value).

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are carried at cost. Depreciation is provided primarily on the straight-line method based on the estimated useful lives of assets. Expenditures for maintenance and repairs are expensed as incurred.

GOODWILL AND TRADE NAMES
The cost of goodwill and trade names is amortized on a straight-line basis over periods ranging from ten to forty years. Management periodically considers whether there has been a permanent impairment to the value of goodwill and trade names by evaluating various factors including current operating results, market and economic conditions and anticipated future results and cash flows. Accumulated amortization at September 30, 1998 and 1997 was $30.6 million and $23.8 million, respectively.

FOREIGN CURRENCY TRANSLATION
Foreign currency balance sheet accounts are translated at rates of exchange in effect at the balance sheet date. Results of operations are translated using the average exchange rates during the period.

Realized gains and losses from foreign currency transactions included in the consolidated statements of earnings resulted in losses of $855,000, $1.2 million and $17,000 in 1998, 1997 and 1996, respectively.

ADVERTISING, PROMOTION AND MARKET RESEARCH
Advertising, promotion and market research costs are expensed as incurred and amounted to $257.7 million, $255.3 million and $208.4 million in 1998, 1997 and 1996, respectively.

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

CALCULATION OF EARNINGS PER SHARE
Basic earnings per share are based on the weighted average shares outstanding of 56,845,000 in 1998, 55,967,000 in 1997 and 55,571,000 in 1996.

Diluted earnings per share are determined by dividing net earnings plus interest expense (net of tax benefit) on the convertible subordinated debentures by the weighted average shares outstanding, after giving effect to common shares to be issued assuming conversion of the convertible subordinated debentures to common shares and other common equivalent shares. Diluted weighted average shares outstanding were 62,420,000 in 1998, 63,377,000 in 1997 and 62,776,000 in 1996.

The following table provides a reconciliation of basic and diluted earnings per share:


(In thousands)                             1998        1997        1996

Net earnings                            $83,067      85,417      62,744
Interest expense on convertible
   subordinated debentures,
   net of tax benefit                     2,730       3,640       3,640
                                          -----       -----       -----
Diluted net earnings                    $85,797      89,057      66,384
                                        =======      ======      ======

Weighted average shares
   outstanding - basic                   56,845      55,967      55,571
Effect of dilutive securities:
   Assumed conversion of
      subordinated debentures             4,633       6,178       6,178
   Assumed exercise of stock options        917       1,232       1,027
   Other                                     25          --          --
Weighted average shares
   outstanding - diluted                 62,420      63,377      62,776


STOCK-BASED COMPENSATION
Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," requires either the adoption of a fair value based method of accounting for stock-based compensation or pro-forma disclosures as if the fair value method was adopted. The company has elected to continue measuring compensation expense for its stock-based plans using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Pro- forma disclosures assuming the fair value method prescribed by SFAS No. 123 had been used to measure compensation expense are provided in note 5.


(2) Accrued Expenses

Accrued expenses consist of the following:

(In thousands)                                 1998             1997

Compensation and benefits                   $48,854           51,549
Advertising and promotions                   26,250           29,312
Other                                        36,911           37,586
                                             ------           ------
                                           $112,015          118,447
                                           ========          =======

(3) Long-Term Debt and Other Financing Arrangements

Long-term debt, exclusive of current maturities, consists of the following:

(In thousands)                                 1998                 1997

6.375% debentures due June, 2028           $120,000                   --
5.5% convertible subordinated
   debentures due June, 2005                     --              100,000
6.2% term note due
   September, 2000                           20,000               20,000
Revolving Swedish krona credit
   agreements due April, 2000
   at 4.4% to 11.7%                          30,163               27,736
Other, principally foreign borrowings
   and capitalized leases, at weighted
   average interest rates of 7.4% in
   1998 and 7.6% in 1997                      1,597                1,705
                                              -----                -----
                                           $171,760              149,441
                                           ========              =======

Maturities of debt for the next five years are as follows (in thousands) 1999 - $959; 2000 - $50,657; 2001 - $442; 2002 - $298; 2003 - $81; 2004
and later $120,282.

In June, 1998, the company issued $120 million of 6.375% debentures due June 15, 2028. The debentures are subject to repayment, in whole or in part, on June 15, 2008 at the option of the holders. In addition, the company has the option to redeem the debentures at any time, in whole or in part, at a price equal to 100% of the principal amount plus accrued interest and, if applicable, a make-whole premium.

In July, 1998, the 5.5% convertible  subordinated debentures were converted into
6.2 million Class A common shares at a conversion rate of 61.776 shares per $1,000 principal amount of debentures (equivalent to a conversion price of approximately $16.19).

The company has a $200 million revolving credit facility which expires in September, 2002. The facility, which is unused at September 30, 1998, can be increased to $300 million under certain conditions and may be drawn in U.S. dollars or certain foreign currencies.

In January, 1998, the company renewed an agreement to sell, without recourse, up to $30 million of designated trade receivables on an ongoing basis. The agreement expires in one year and is renewable annually upon the mutual consent of both parties. At September 30, 1998, the facility was fully utilized. Costs related to this agreement are included in administrative expenses.

The $200 million revolving credit facility, the term note due September, 2000 and the receivables agreement impose restrictions on such items as total debt, working capital, dividend payments, treasury stock purchases and interest expense. At September 30, 1998, the company was in compliance with these arrangements and $220 million of consolidated retained earnings was not restricted as to the payment of dividends.


(4) Stockholders' Equity

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

Cash dividends for Class B common stock in 1998, 1997 and 1996 were $7.6 million or $.23 per share, $6.5 million or $.195 per share and $5.9 million or $.175 per share, respectively. Cash dividends for Class A common stock in 1998, 1997 and 1996 were $5.6 million or $.23 per share, $4.4 million or $.195 per share and $3.9 million or $.175 per share, respectively. Class A common stock dividends per share have been equal to those of Class B common stock since the Class A shares were issued in April, 1986.

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

During fiscal 1998, the Board of Directors authorized the company to purchase up to 6.0 million shares of its Class A common stock. As of September 30, 1998, the company had purchased 5,554,600 Class A common shares under this program at a total cost of $126.1 million. In addition, during fiscal 1998 the Board of Directors authorized the purchase of 385,000 Class B common shares from a related party at a total cost of $11.2 million, which was equal to fair market value on the date of purchase.


(5) Stock Option and Restricted Stock Plans

Pursuant to its stock option plans, the company is authorized to issue non-qualified options to employees and non-employee directors to purchase a limited number of shares of the company's Class A common stock at a price not less than the fair market value of the stock on date of grant. Options under the plans expire five or ten years from date of grant and are exercisable on a cumulative basis in four equal annual increments commencing one year after the date of grant. A total of 10.6 million shares have been authorized to be issued under the plans.

The company accounts for its stock option plans under the intrinsic value method and, accordingly, no compensation cost has been recognized in the consolidated statements of earnings. Had compensation expense for these plans been determined based upon the fair value of stock options on the dates of grant and recognized over the four-year vesting period consistent with SFAS No. 123, the company's pro-forma net earnings and earnings per share for the years ended September 30, 1998, 1997 and 1996 would have been as follows (in thousands, except per share amounts):


                                      1998          1997           1996

Net earnings:
   As reported                     $83,067        85,417         62,744
   Pro-forma                       $80,090        83,572         61,688
Basic earning per share:
   As reported                       $1.46          1.53           1.13
   Pro-forma                         $1.41          1.49           1.11
Diluted earnings per share:
   As reported                       $1.37          1.41           1.06
   Pro-forma                         $1.33          1.38           1.04

The weighted average fair value of options at the date of grant in 1998, 1997 and 1996 was $7.37, $5.72 and $3.67 per option, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                    1998          1997             1996

Expected life                     5 years        5 year          5 years
Volatility                          19.5%         18.7%            18.7%
Risk-free interest rate         5.5%-5.9%     6.7%-6.8%        6.0%-6.9%
Dividend yield                  0.8%-1.0%     0.8%-0.9%        1.1%-1.2%

Summarized information on the company's outstanding stock options at September 30, 1998 is as follows (options in thousands):
                                                              Options
                     Options Outstanding                    Exercisable

                              Average        Weighted                   Weighted
Range of            Number    Remaining      Average      Number        Average
Exercise               of     Contractual    Option          of         Option
Prices              Options   Life           Price        Options       Price

$6.63-$9.94            215    3.6 years     $  9.57         215         $  9.57
$10.73-$13.38        1,243    6.3 years      $12.51         645          $12.19
$16.25-$21.72          721    8.1 years      $19.69         139          $19.50
$25.09-$26.63          876    9.0 years      $26.19         214          $26.19

Stock option activity under the plans is summarized as follows (options in thousands):
                                         Number            Weighted
                                           of               Average
                                        Options          Option Price

Outstanding at September 30, 1995         2,230             $11.06
 Granted                                  1,031              13.59
 Exercised                                 (167)             10.30
 Canceled                                  (105)             12.24

Outstanding at September 30, 1996         2,989              11.93
 Granted                                    888              19.80
 Exercised                                 (490)             11.35
 Canceled                                  (132)             15.33

Outstanding at September 30, 1997         3,255              14.03

Granted                                     927              26.19
Exercised                                  (918)             12.32
Canceled                                   (209)             18.61
Outstanding at September 30, 1998         3,055             $17.92
Exercisable at September 30:
 1996                                     1,054             $10.80
 1997                                     1,296             $11.38
 1998                                     1,213             $15.04


The company is also authorized to grant up to 500,000 shares of Class A common stock to employees under its restricted stock plan. The restricted shares vest on a cumulative basis in four equal annual installments commencing four years after the date of grant. During 1998, employees were granted 73,000 restricted shares at a weighted average fair value of $26.18 per share on the date of grant. At September 30, 1998, there were 194,500 restricted shares outstanding.

(6) Income Taxes


The provisions for income taxes consist of the following:

(In thousands)             1998         1997          1996

Current:
  Federal               $28,176       31,553        27,651
  Foreign                 6,089        5,716         5,566
  State                   5,122        6,015         5,911
                          -----        -----         -----
                         39,387       43,284        39,128
                         ------       ------        ------
Deferred:
  Federal                 6,928        4,849       (2,349)
  Foreign                 2,716        2,549        1,268
  State                     280           22         (777)
                            ---           --         ----
                          9,924        7,420       (1,858)
                          -----        -----       ------
                        $49,311       50,704       37,270
                        =======       ======       ======

The difference between the effective income tax rate and the United States statutory federal income tax rate is summarized below:

                                         1998       1997         1996

Statutory tax rate                       35.0%      35.0%        35.0%
Effect of foreign
  income tax rates                        (.8)      (1.3)        (1.5)
State income taxes, net
  of federal tax benefit                  2.7        2.9          3.3
Other, net                                 .4         .7           .5
                                           --         --           --
Effective tax rate                       37.3%      37.3%        37.3%
                                         ====       ====         ====

Significant components of the company's deferred tax assets and liabilities at September 30, 1998 and 1997 are as follows:

(In thousands)                                    1998           1997

 Deferred tax assets attributable to:
    Accrued expenses                            $11,713        16,456
    Inventory adjustments                            --           996
    Other                                           380         2,352
                                                    ---         -----
Total deferred tax assets                        12,093        19,804
                                                 ------        ------
Deferred tax liabilities attributable to:
    Depreciation and amortization                28,021        27,503
    Inventory adjustments                         1,600            --
    State income taxes                              619           339
                                                    ---           ---
Total deferred tax liabilities                   30,240        27,842
                                                 ------        ------
Net deferred tax liabilities                   ($18,147)       (8,038)
                                               ========        ======

Prepaid expenses at September 30, 1998 and 1997 include $10.1 million and $17.5 million, respectively, of net deferred tax assets.

Domestic earnings before income taxes were $105.0 million, $110.9 million (including the non-recurring gain) and $77.9 million in 1998, 1997 and 1996, respectively. Foreign operations had earnings before income taxes of $27.4 million, $25.2 million and $22.1 million in 1998, 1997 and 1996, respectively.

Undistributed earnings of the company's foreign operations amounting to $134.9 million are intended to remain permanently invested to finance future growth and expansion. Accordingly, no U.S. income taxes have been provided on those earnings at September 30, 1998. Should such earnings be distributed, the credits for foreign income taxes paid would substantially offset applicable U.S. income taxes.

(7) Lease Commitments

The major portion of the company's leases are for Sally Beauty Company stores. Other leases cover certain manufacturing and warehousing properties, office facilities, data processing equipment and automobiles. At September 30, 1998, future minimum payments under noncancelable leases are as follows:

                                   Operating            Capital
(In thousands)                      Leases               Leases

1999                                $46,813               402
2000                                 38,773               235
2001                                 30,044               131
2002                                 21,295                62
2003                                 11,597                 8
2004 and later                        7,863                --
----                                  -----
Total minimum lease payments       $156,385               838
                                   ========               ===

Total rental expense for operating leases amounted to $63.1 million in 1998, $59.6 million in 1997 and $53.0 million in 1996. Certain leases require the company to pay real estate taxes, insurance, maintenance and special assessments.

(8) Non-Recurring Gain


In the first quarter of 1997, the company received a $28.0 million insurance settlement from the loss of its corporate airplane. The effect on the company's earnings was a non-recurring pre-tax gain of $15.6 million and an increase in net earnings of $9.8 million. Accordingly, basic earnings per share increased $.18 and diluted earnings per share increased $.16.

The following table provides pro-forma information excluding the non-recurring gain (in thousands, except per share data):

                                            1998                   1997

Pre-tax earnings                         $132,378                120,487
Net earnings                              $83,067                 75,606
Net earnings per share:
   Basic                                    $1.46                   1.35
   Diluted                                  $1.37                   1.25

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

Notes Continued


(9) Business Segments and Geographic Area Information (continued)


Segment data for the years ended September 30, 1998, 1997 and 1996 is as follows:

Business Segments Information (In thousands)                                                1998              1997           1996

Net sales:
   Consumer products:
      Alberto-Culver USA                                                             $   418,190           444,204          377,468
      Alberto-Culver International                                                       460,507           466,530          452,030
                                                                                         -------           -------          -------
      Total consumer products                                                            878,697           910,734          829,498
   Specialty distribution - Sally                                                        972,792           879,209          771,868
   Eliminations                                                                          (16,778)          (14,685)         (10,957)
                                                                                         -------           -------          -------
                                                                                      $1,834,711         1,775,258        1,590,409
                                                                                      ==========         =========        =========
Earnings before provision for income taxes:
   Consumer products:
      Alberto-Culver USA                                                               $  25,539            29,243           21,445
      Alberto-Culver International                                                        27,194            24,680           21,737
                                                                                          ------            ------           ------
      Total consumer products                                                             52,733            53,923           43,182
   Specialty distribution - Sally                                                        100,716            89,456           78,871
                                                                                         -------            ------           ------
     Operating profit                                                                    153,449           143,379          122,053
   Non-recurring gain (note 8)                                                               --             15,634               --
   Unallocated expenses, net*                                                            (12,464)          (14,654)          (9,971)
   Interest expense, net of interest income                                               (8,607)           (8,238)         (12,068)
                                                                                          ------            ------          -------
                                                                                        $132,378           136,121          100,014
                                                                                        ========           =======          =======
Identifiable assets:
   Consumer products:
      Alberto-Culver USA                                                             $   186,729           205,804          197,478
      Alberto-Culver International                                                       341,943           329,887          333,738
                                                                                         -------           -------          -------
      Total consumer products                                                            528,672           535,691          531,216
   Specialty distribution - Sally                                                        421,050           373,111          308,869
   Corporate**                                                                           118,462            91,257           69,181
                                                                                         -------            ------           ------
                                                                                      $1,068,184         1,000,059          909,266
                                                                                      ==========         =========          =======
Depreciation and amortization expense:
   Consumer products:
      Alberto-Culver USA                                                                $  9,949            10,008            7,601
      Alberto-Culver International                                                        10,904            11,454           11,376
                                                                                          ------            ------           ------
      Total consumer products                                                             20,853            21,462           18,977
   Specialty distribution - Sally                                                         16,202            14,001           11,780
   Corporate                                                                               1,050             1,466            2,159
                                                                                           -----             -----            -----
                                                                                         $38,105            36,929           32,916
                                                                                         =======            ======           ======
Capital expenditures:
   Consumer products:
      Alberto-Culver USA                                                                 $14,594             7,434           11,419
      Alberto-Culver International                                                        10,397            16,694            8,885
                                                                                          ------            ------            -----
      Total consumer products                                                             24,991            24,128           20,304
   Specialty distribution - Sally                                                         15,158            18,608           20,872
   Corporate                                                                              16,000            15,700               --
                                                                                          ------            ------           ------
                                                                                          56,149            58,436           41,176
                                                                                         =======            ======           ======
* "Unallocated expenses, net" principally consists of general corporate expenses and foreign  exchange  gains and  losses.  **Corporate  identifiable  assets are primarily cash, cash equivalents, short-term investments and equipment.

Geographic data for the years ended September 30, 1998, 1997 and 1996 is as follows:

Geographic Area Information (In thousands)                                                  1998              1997            1996

Net sales:
   United States                                                                      $1,344,592         1,309,016        1,148,268
   Foreign                                                                               505,319           484,978          453,709
   Eliminations                                                                          (15,200)          (18,736)         (11,568)
                                                                                         -------           -------          -------
                                                                                      $1,834,711         1,775,258        1,590,409
                                                                                      ==========         =========        =========
Operating profit:
   United States                                                                        $119,879           113,402           98,288
   Foreign                                                                                33,570            29,977           23,765
                                                                                          ------            ------           ------
                                                                                        $153,449           143,379          122,053
                                                                                        ========           =======          =======
Identifiable assets:
   United States                                                                      $   568,627          565,578          507,545
   Foreign                                                                                381,095          343,224          332,540
   Corporate*                                                                             118,462           91,257           69,181
                                                                                          -------           ------           ------
                                                                                       $1,068,184        1,000,059          909,266
                                                                                       ==========        =========          =======
* Corporate identifiable assets are primarily cash, cash equivalents, short-term investments and equipment.

Notes Continued

(10) Quarterly Financial Data

Unaudited quarterly consolidated statement of earnings information for the years ended September 30, 1998 and 1997 is summarized below (in thousands, except per share amounts):
                                    1st        2nd       3rd         4th
                                 Quarter     Quarter    Quarter    Quarter

1998:
Net sales                         $445,400   455,195    467,480    466,636
Cost of products sold             $218,040   225,770    227,104    231,181
Net earnings                       $19,692    19,583     21,155     22,637
Earnings per share:
     Basic                            $.35       .34        .38        .39
     Diluted                          $.32       .32        .35        .38


1997 As Reported:
Net sales                         $426,105   439,577    456,210    453,366
Cost of products sold             $215,388   218,057    226,734    220,237
Net earnings                     $  26,588    17,781     19,210    21,838
Earnings per share:
     Basic                            $.48       .32        .34       .39
     Diluted                          $.44       .29        .32      . 36


1997 Pro Forma:
Net earnings before
   non-recurring gain             $16,777*    17,781     19,210     21,838
Earnings per share before
   non-recurring gain:
     Basic                          $.30*        .32        .34       .39
     Diluted                        $.28*        .29        .32      . 36

 * Excludes a non-recurring gain of $9.8 million or $.18 basic earnings per share and $.16 diluted earnings per share (note 8).

 (11) Acquisitions and Divestiture

In February, 1996, the company acquired St. Ives Laboratories, Inc. ("St. Ives") for approximately $110 million. St. Ives develops, manufactures and markets personal care products under its St. Ives Swiss Formula brand and manufactures custom label products for other companies.

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

The company also made several other acquisitions during fiscal years 1998, 1997 and 1996, primarily related to Sally Beauty Company's operations, that were insignificant to the consolidated financial statements.

In July, 1996, Alberto-Culver USA sold its Milani, DiaFoods, Thick-It and Smithers institutional food lines and granted the purchaser a master distribution license to sell the company's other institutional food products. The transaction resulted in an immaterial gain.

Independent Auditors' Report

The Board of Directors and Stockholders
Alberto-Culver Company:


We have audited the accompanying consolidated balance sheets of Alberto-Culver Company and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of earnings, cash flows and stockholders' equity for each of the years in the three-year period ended September 30, 1998. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alberto-Culver Company and subsidiaries as of September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1998, in conformity with generally accepted accounting principles.

Chicago, Illinois
October 22, 1998                                        KPMG Peat Marwick LLP

Management's Discussion and Analysis of Results of Operations and Financial Condition

Alberto-Culver Company and Subsidiaries

RESULTS OF OPERATIONS

Fiscal year 1998 marked the company's seventh consecutive year of record sales and record operating earnings. Net sales for the year ended September 30, 1998 were $1.83 billion, an increase of 3.3% over prior year sales of $1.78 billion. Net sales in 1996 were $1.59 billion.

Record net earnings of $83.1 million in 1998 increased 9.9% from 1997 net earnings of $75.6 million before a non-recurring gain. Excluding the 1997 non-recurring gain, basic earnings per share of $1.46 were 11 cents or 8.1% higher than 1997 and diluted earnings per share were $1.37, an increase of 12 cents or 9.6% from 1997. Net earnings in 1996 were $62.7 million, representing basic earnings per share of $1.13 and diluted earnings per share of $1.06.

As described in "note 8" to the consolidated financial statements, during fiscal 1997 the company received a $28.0 million insurance settlement from the loss of its corporate airplane. As a result, the company recognized a non-recurring pre-tax gain of $15.6 million and an increase in net earnings of $9.8 million. Accordingly, basic earnings per share in 1997 increased 18 cents and diluted earnings per share increased 16 cents as a result of the non-recurring gain. Fiscal 1998 net earnings decreased $2.4 million or 2.8% compared to fiscal 1997 net earnings including the non-recurring gain.

Sales of Alberto-Culver USA consumer products in 1998 were $418.2 million, a decrease of 5.9% from prior year sales of $444.2 million. The 1998 decrease primarily resulted from lower sales for custom label filling operations, St. Ives Swiss Formula facial products and Alberto VO5 shampoo and conditioner. In 1997, sales increased 17.7% over 1996 sales of $377.5 million primarily due to higher sales of St. Ives products in addition to sales increases for TRESemme, TCB, Mrs. Dash, Alberto VO5 Hot Oil and the introduction of new products.

Alberto-Culver International consumer products sales were $460.5 million in 1998 compared to $466.5 million in 1997 and $452.0 million in 1996. The fiscal 1998 results were negatively impacted by the effect of foreign exchange rates. Had foreign exchange rates this year been the same as fiscal 1997, Alberto-Culver International sales would have increased 4.3%. The sales increase in 1997 primarily resulted from higher sales of St. Ives products.

Sales of the "Specialty distribution - Sally" business segment increased to $972.8 million in 1998 compared to $879.2 million and $771.9 million in 1997 and 1996, respectively. The sales increases of 10.6% in 1998 and 13.9% in 1997 were attributable to sales gains for established Sally Beauty Company outlets, the addition of stores during the year and the expansion of Sally's full service and foreign operations through acquisitions and internal growth. The number of Sally stores increased 33.7% during the last three fiscal years to a total of 1,998 at the end of fiscal 1998 compared to 1,833 and 1,656 at the end of 1997 and 1996, respectively.

Cost of products sold as a percentage of sales was 49.2% in fiscal year 1998 compared to 49.6% in 1997 and 50.6% in 1996. The lower cost of products sold percentages in 1998 and 1997 were primarily due to cost savings and changes in product mix favoring higher margin products, offset in part by Sally Beauty Company's relatively higher cost of goods sold percentage.

Advertising, promotion, selling and administrative expenses increased 3.3% in 1998 and 13.8% in 1997. The increase in 1998 primarily resulted from the higher selling and administration costs associated with the growth of the Sally Beauty business. The higher 1997 expenses were also attributable to Sally's growth as well as the acquisition of St. Ives and higher advertising, promotion and market research expenses for Alberto-Culver USA.

Advertising, promotion and market research expenditures were $257.7 million, $255.3 million and $208.4 million in 1998, 1997 and 1996, respectively. The higher expenses in 1998 were mainly attributable to increased advertising and promotion expenditures for Alberto-Culver International. The increase in 1997 expenses mainly resulted from the acquisition of St. Ives and increased marketing expenditures for Alberto-Culver USA, including the introduction of new products.

Interest expense, net of interest income, was $8.6 million, $8.2 million and $12.1 million in 1998, 1997 and 1996, respectively. Interest expense was $12.2 million in 1998 versus $11.8 million in 1997 and $15.9 million in 1996. The decrease in interest expense in 1997 was attributable to the prepayment of $20 million of 9.73% term notes in August, 1996 and a reduction in outstanding revolving Swedish krona debt, including the impact of foreign exchange rates.

The provision for income taxes as a percentage of earnings before income taxes was 37.3% in 1998, 1997 and 1996. Factors which influenced the effective tax rates for those years are described in "note 6" to the consolidated financial statements.

FINANCIAL CONDITION

Working capital at September 30, 1998 was $277.9 million, an increase of $8.9 million from the prior year's working capital of $269.0 million. The resulting current ratio was 1.89 to 1.00 at September 30, 1998 compared to 1.86 to 1.00 last year.

Accounts receivable increased 6.9% to $129.1 million from $120.8 million last year. The increase was principally due to the growth of Sally's full service operations.

Inventories were $369.2 million at September 30, 1998, up 7.3% compared to $343.9 million last year. The increase was primarily due to higher inventories needed to support the growth of the Sally Beauty business.

Net property, plant and equipment increased $32.4 million to $223.5 million at September 30, 1998. The increase resulted primarily from additional Sally stores, warehouse and office expenditures, outlays for machinery, equipment and information systems and the purchase of a replacement corporate airplane, partially offset by depreciation during fiscal 1998.

Goodwill and trade names, net of amortization, was $204.8 million as of September 30, 1998, up $20.4 million from 1997. The increase in goodwill and trade names was due to additional goodwill from acquisitions by Sally Beauty Company and Alberto-Culver International partially offset by amortization and the effects of foreign exchange rates.

Long-term debt increased $22.3 million principally due to the issuance of $120 million of 6.375% debentures in June, 1998, substantially offset by the conversion of the $100 of million subordinated debentures into Class A common shares in July, 1998.

Total stockholders' equity increased $37.0 million to $534.0 million at September 30, 1998. The increase was primarily due to net earnings for the fiscal year and the conversion of the subordinated debentures into Class A common shares, substantially offset by the repurchase of 5.9 million Class A common shares and 385,000 Class B common shares and dividend payments.

LIQUIDITY AND CAPITAL RESOURCES

The company's primary sources of cash over the past three years have been from funds provided by operating activities, the issuance of $120 million of 6.375% debentures in June, 1998 and the 1996 sale of $30 million of trade accounts receivable. Operating activities provided cash of $110.4 million, $79.7 million and $92.7 million in 1998, 1997 and 1996, respectively.

The company has obtained long-term financing as needed to fund acquisitions and other growth opportunities. Funds are occasionally obtained prior to their actual need in order to take advantage of opportunities in the debt markets. In June, 1998, the company issued $120 million of 6.375% debentures due June, 2028. As a result, the company has $230 million remaining on its $350 million shelf registration of debt securities that was filed with the Securities and Exchange Commission in April, 1998. In September, 1997, the company obtained a five-year, $200 million revolving credit facility. The facility, which is unused at September 30, 1998, can be increased to $300 million under certain conditions and may be drawn in U.S. dollars or in certain foreign currencies. Under debt covenants, the company has the ability to incur up to $646 million of additional debt.

The primary uses of cash during the three-year period ending September 30, 1998 have been acquisitions of $180.5 million, purchases of treasury stock of $147.4 million, capital expenditures of $155.0 million and cash dividends of $33.9 million.

Compared to 1995, cash dividends per share increased 48.4% over the three-year period ended September 30, 1998. Cash dividends paid on Class A and Class B common stock were $.230 per share in 1998, $.195 per share in 1997 and $.175 per share in 1996.

The company anticipates that cash flows from operations and available credit will be sufficient to fund operational requirements in future years. During 1999, the company expects that cash will continue to be used for acquisitions, capital expenditures, new product development, market expansion, retirement of debt and dividend payments. The company may also purchase shares of its common stock depending on market conditions. During fiscal 1998, the Board of Directors authorized the company to purchase up to 6.0 million shares of its Class A common stock. As of September 30, 1998, 445,400 shares remained available for purchase under this authorization. In October, 1998, the Board of Directors authorized the purchase of an additional 3.0 million Class A shares.

YEAR 2000 READINESS DISCLOSURES

Many computer systems use only two digits to represent the year and they may be unable to process accurately information that contains dates before, during or after the year 2000. As a result, organizations that depend on computers are at risk for possible date-based computation errors which could result in erroneous information or system failures that may disrupt their business operations. This is commonly known as the Year 2000 ("Y2K") problem.

Most of the software purchased by the company within the last five years is either Y2K compliant or the vendor has certified that Y2K compliant upgrades will be available sufficiently in advance of December 31, 1999. In late 1995, the company inventoried and assessed key financial and operational information systems and prepared a prioritized plan for Y2K systems modifications or replacements. The plan is revised periodically and progress against the plan is monitored and periodically reported to management and the Audit Committee of the Board of Directors. Implementation of required changes to the company's critical systems is currently scheduled to be completed by August, 1999. Certification of critical systems, which includes testing by technicians and key users, is expected to be completed before December 31, 1999. The company's assessment of non-information technology systems (e.g., manufacturing equipment) is expected to be completed by February, 1999, and an action plan will be prepared based on the results.

As part of the Y2K readiness plan, the company's most important suppliers and customers have been queried (e.g., by questionnaires) about their Y2K readiness. Additional steps will be taken to reassess their Y2K readiness through additional questionnaires, interviews, on-site visits and other means. The company expects to have a better understanding of the Y2K readiness of these third parties over the next several months.

Because of the number of computer systems used by the company, the number of key suppliers and customers and the company's operations around the world, the company presently believes that it could experience some disruption in its business due to the Y2K problem. The company could be materially affected if utilities, governmental entities, suppliers, customers or other third parties with which it does business or that provide essential services are not Y2K compliant. The company currently believes that the greatest risk of disruption in its businesses may exist outside the United States with suppliers or other third-parties that are not Y2K compliant. In addition, both the assessment and mitigation of Y2K exposure outside the US may be complicated by any unrelated foreign entities' unwillingness to provide information about their state of Y2K readiness. The possible consequences of the company, key suppliers or customers not being Y2K complaint by January 1, 2000 include, among other things, temporary plant closings, delays in the delivery of products, delays in the receipt of supplies, and invoice and collection errors. Consequently, the business and results of operations of the company could be materially affected by the inability of the company to conduct its businesses in an ordinary course for a period of time after January 1, 2000. However, the company believes that its Y2K readiness plan, including the contingency planning discussed below, should significantly reduce the adverse effect any such disruptions may have.

The company is developing a contingency plan to be followed in the event of a Y2K-related failure of a business-critical system. This plan should be complete by June, 1999 and is expected to include, for example, identification of alternate suppliers and possible increases in inventory levels, including raw materials and packaging. Once developed, contingency plans and related cost estimates will be refined as additional information becomes available.

Incremental costs, which include contractor costs to modify existing systems and costs of internal resources dedicated to achieving Y2K compliance, are charged to expense as incurred. These costs are currently expected to total approximately $2.3 million, of which approximately 40% has been spent to date. Incremental costs are presently being funded through operating cash flow. The amounts do not include any costs associated with the implementation of contingency plans, which are in the process of being developed, as discussed above. The costs associated with replacement of computerized systems, hardware and related equipment (currently estimated to be approximately $6.2 million), substantially all of which will be capitalized, are not included in the above estimates.

The  company's  Y2K  readiness  program  is an  evolving  and  ongoing  process.
Accordingly, our current conclusions as to what constitutes areas of the company's greatest Y2K exposure and the estimates of costs and completion dates, as described above, are subject to change. The Y2K problem has many aspects and potential consequences, some of which are not reasonably foreseeable, and there can be no assurance that unforeseen consequences will not arise.

IMPACT OF NEW ACCOUNTING STANDARDS

In June, 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which requires the prominent display of comprehensive income and its components in the financial statements. The company is required to comply with SFAS No. 130 in fiscal year 1999 and currently believes its adoption will not have a material effect on the consolidated financial statements.

In June, 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting information about operating segments in financial statements. The company is required to comply with SFAS No. 131 in fiscal year 1999 and does not expect its adoption to have a material effect on the consolidated financial statements.

In March, 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 revises the accounting treatment of software development costs and requires capitalization of certain costs which the company has historically expensed as incurred. The company is required to comply with SOP 98-1 in fiscal year 2000 and currently believes its adoption will not have a material effect on the consolidated financial statements.

INFLATION

The company was not significantly affected by inflation during the past three years. Management continuously attempts to resist cost increases and counteract the effects of inflation through productivity improvements, cost reduction programs and price increases within the constraints of the highly competitive markets in which the company operates.

MARKET RISK

As a multinational corporation that manufactures and markets products in countries throughout the world, the company is subject to certain market risks, including foreign currency, interest rates and government actions. The company uses a variety of practices to manage these market risks, including, when considered appropriate, derivative financial instruments. The company uses derivative financial instruments only for risk management and does not use them for trading or speculative purposes.

The company is exposed to potential gains or losses from foreign currency fluctuations affecting net investments and earnings denominated in foreign currencies. The company's primary exposures are to changes in exchange rates for the U.S. dollar versus the Swedish krona, the British pound sterling, the Canadian dollar, the Australian dollar and the Mexican peso.

The company's various currency exposures often offset each other, providing a natural hedge against currency risk. Periodically, specific foreign currency transactions (e.g. inventory purchases, royalty payments, etc.) are hedged with forward contracts to reduce the foreign currency risk. Gains and losses on these foreign currency hedges are included in the basis of the underlying hedged transactions. As of September 30, 1998, the company had an outstanding foreign currency contract to sell the equivalent of $1.3 million of Japanese yen to hedge a third-party royalty agreement. The fair value of this agreement results in an immaterial unrecognized gain at September 30, 1998.

Interest rate risk is managed through a combination of fixed rate and variable rate debt with varying maturities. At September 30, 1998, variable rate long-term debt was $11.0 million or 6.4% of total long-term debt.

The company periodically uses interest rate swaps to manage interest rate risk on debt securities. These instruments allow the company to exchange variable rate debt into fixed rate or fixed rate debt into variable rate. Interest rate differentials paid or received on these arrangements are recognized as adjustments to interest expense over the life of the agreement. At September 30, 1998, the company had one interest rate swap outstanding, which expires in November 1998, in a notional amount of $5.0 million. The fair value of this agreement results in an immaterial unrecognized loss at September 30, 1998.

The company is exposed to credit risk on certain assets, primarily cash equivalents, short-term investments and accounts receivable. The credit risk associated with cash equivalents and short-term investments is mitigated by the company's policy of investing in securities with high credit ratings and investing through major financial institutions with high credit ratings.

The company provides credit to customers in the ordinary course of business and performs ongoing credit evaluations. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the company's customer base. The company currently believes its allowance for doubtful accounts is sufficient to cover customer credit risks.


Selected Financial Data
Alberto-Culver Company and Subsidiaries


                                                                                     Year ended September 30,
(In thousands, except per share data)                               1998         1997          1996         1995          1994

Operating Results:
Net sales                                                        $1,834,711   1,775,258     1,590,409    1,358,219     1,216,119
Cost of products sold                                               902,095     880,416       805,080      682,589       602,749
Interest expense                                                     12,170      11,826        15,905        9,946         8,630
Earnings before non-recurring gain and income taxes (1)             132,378     120,487       100,014       84,242        71,078
Provision for income taxes (1)                                       49,311      44,881        37,270       31,591        27,010
Net earnings before non-recurring gain (1)                           83,067      75,606        62,744       52,651        44,068
Net earnings per share before non-recurring gain (1) (2):
   Basic                                                               1.46        1.35           1.13         .95           .79
   Diluted                                                             1.37        1.25           1.06         .94           .79
Weighted average shares outstanding: (2)
   Basic                                                             56,845       55,967        55,571       55,430       56,063
   Diluted                                                           62,420       63,377        62,776       57,053       56,083
Shares outstanding at year end: (2)
   Class A                                                           24,063       22,610        22,229       22,143       22,093
   Class B                                                           33,148       33,533        33,533       33,533       33,534
Financial Condition:
Current ratio                                                     1.89 to 1   1.86 to 1      1.79 to 1    2.28 to 1    1.86 to 1
Working capital                                                 $   277,940     269,007        226,123      301,706      185,747
Cash, cash equivalents and  short-term investments                   73,305      87,600         71,557      146,985       50,362
Property, plant and equipment, net                                  223,476     190,998        175,920      157,791      132,881
Total assets                                                      1,068,184   1,000,059        909,266      815,086      610,208
Long-term debt including debentures                                 171,760     149,441        161,548      183,094      142,976
Stockholders' equity                                                533,991     497,004        425,096      370,903      326,970
Cash dividends                                                       13,220      10,909          9,724        8,590        7,708
Cash dividends per share (3)                                           .230        .195           .175         .155        .1375

(1) 1997 excludes a non-recurring gain from an insurance settlement for the loss of the company's corporate airplane (note 8). Pre-tax earnings including the non-recurring gain were $136.1 million. Net earnings including the gain were $85.4 million, after deducting income taxes of $50.7 million, resulting in basic per share of $1.53 and diluted earnings per share of $1.41.

(2) Net earnings per share and shares outstanding have been restated to reflect the 100% stock dividend on the company's Class A and Class B outstanding shares in February, 1997.

(3) Dividends per share on Class A common stock and Class B common stock have been equal since the Class A shares were issued in April, 1986.








Annual 10-K Report
Stockholders may obtain a copy of the company's 1998 Form 10-K Report filed with the Securities and Exchange Commission without charge by writing to the Corporate Secretary, Alberto-Culver Company, 2525 Armitage Avenue, Melrose Park, Illinois 60160.

Market Price of Common Stock and Cash Dividends Per Share
Alberto-Culver Company and Subsidiaries


The high and low sales prices of both classes of the company's common stock on the New York Stock Exchange and cash dividends per share in each quarter of fiscal years 1998 and 1997 are as follows:

                                                                                                     Cash
                                        Market Price Range                                         Dividends
                                       1998                           1997                         Per Share
                                High            Low            High            Low               1998      1997

Class A (NYSE Symbol ACVA):
   First Quarter                $27-7/8         24-1/2        21-3/8          18-3/8          $ .05       .045
   Second Quarter               $27-3/4         25            24              20                .06       .050
   Third Quarter                $28-1/2         25            25-5/8          21                .06       .050
   Fourth Quarter               $25-7/8         17-15/16      26-11/16        21-13/16          .06       .050
                                                                                               $.23       .195


Class B (NYSE Symbol ACV):
   First Quarter                $32-9/16        27-9/16       25              21-3/8           $.05       .045
   Second Quarter               $32-7/16        29            28-5/8          23-9/16           .06       .050
   Third Quarter                $32-5/16        28-1/4        30              25                .06       .050
   Fourth Quarter               $29-3/8         19-3/4        31-9/16         26-1/16           .06       .050
                                                                                               $.23       .195


As of November 20, 1998, stockholders of record totaled 1,084 for Class A shares and 1,097 for Class B shares.