Form 10-K405, Exhibit 13
period 1999-09-30
ALBERTO CULVER CO
filed 1999-12-17
CIK 3327

                                                                      EXHIBIT 13

Consolidated Statements of Earnings
Alberto-Culver Company and Subsidiaries

=================================================================================================================
                                                                                      Year ended September 30,
                                                                                    ---------------------------
(In thousands, except per share data)                                               1999       1998        1997
-----------------------------------------------------------------------------------------------------------------
Net sales                                                                        $1,975,928  1,834,711  1,775,258
Costs and expenses:
 Cost of products sold                                                              973,702    902,095    880,416
 Advertising, promotion, selling and administrative                                 855,724    791,631    766,117
 Interest expense, net of interest income of $2,130 in 1999, $3,563 in 1998
  and $3,588 in 1997                                                                 12,719      8,607      8,238
 Non-recurring gain (note 8)                                                             --         --    (15,634)
-----------------------------------------------------------------------------------------------------------------
     Total costs and expenses                                                     1,842,145  1,702,333  1,639,137
-----------------------------------------------------------------------------------------------------------------
Earnings before provision for income taxes                                          133,783    132,378    136,121
Provision for income taxes                                                           47,493     49,311     50,704
-----------------------------------------------------------------------------------------------------------------
Net earnings                                                                     $   86,290     83,067     85,417
=================================================================================================================
Net earnings per share:
 Basic                                                                                $1.53       1.46       1.53
 Diluted                                                                              $1.51       1.37       1.41
=================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
Alberto-Culver Company and Subsidiaries

==================================================================================================
(In thousands, except share data)                                               September 30,
                                                                           -----------------------
Assets                                                                        1999         1998
==================================================================================================
Current assets:
 Cash and cash equivalents                                                 $   55,931       72,395
 Short-term investments                                                         1,885          910
 Receivables, less allowance for doubtful accounts of $8,441 in 1999
   and $10,868 in 1998                                                        144,075      129,063
 Inventories:
   Raw materials                                                               43,399       37,316
   Work-in-process                                                              4,582        6,119
   Finished goods                                                            373,907      325,769
--------------------------------------------------------------------------------------------------
     Total inventories                                                        421,888      369,204
 Prepaid expenses                                                              21,775       19,993
--------------------------------------------------------------------------------------------------
     Total current assets                                                     645,554      591,565
Property, plant and equipment:
 Land                                                                          13,412       11,328
 Buildings and leasehold improvements                                         142,042      139,622
 Machinery and equipment                                                      274,107      257,458
--------------------------------------------------------------------------------------------------
   Total property, plant and equipment                                        429,561      408,408
 Accumulated depreciation                                                     190,808      184,932
--------------------------------------------------------------------------------------------------
   Property, plant and equipment, net                                         238,753      223,476
Goodwill, net                                                                 172,109      137,599
Trade names, net                                                               72,975       67,158
Other assets                                                                   55,143       48,386
--------------------------------------------------------------------------------------------------
                                                                           $1,184,534    1,068,184
==================================================================================================

Liabilities and Stockholders' Equity
==================================================================================================
Current liabilities:
 Short-term borrowings                                                     $    2,992        2,279
 Current maturities of long-term debt                                             727          959
 Accounts payable                                                             198,887      177,564
 Accrued expenses                                                             114,382      112,015
 Income taxes                                                                  19,413       20,808
--------------------------------------------------------------------------------------------------
   Total current liabilities                                                  336,401      313,625
Long-term debt                                                                225,173      171,760
Deferred income taxes                                                          33,833       28,260
Other liabilities                                                              20,307       20,548
Stockholders' equity:
 Common stock, par value $.22 per share:
   Class A authorized 75,000,000 shares; 30,612,798
    shares issued at September 30, 1999 and 1998                                6,735        6,735
   Class B authorized 75,000,000 shares; 37,710,655
    shares issued at September 30, 1999 and 1998                                8,296        8,296
 Additional paid-in capital                                                   191,063      192,610
 Retained earnings                                                            600,629      528,733
 Accumulated other comprehensive income - foreign
  currency translation                                                        (31,160)     (28,131)
--------------------------------------------------------------------------------------------------
 Less treasury stock, at cost (Class A common stock:
  1999 - 7,844,756 shares and 1998 - 6,549,947 shares;                        775,563      708,243
  Class B common stock: 1999 - 4,753,184 shares and 1998 - 4,563,184
  shares)                                                                    (206,743)    (174,252)
--------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                 568,820      533,991
--------------------------------------------------------------------------------------------------
                                                                           $1,184,534    1,068,184
==================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Alberto-Culver Company and Subsidiaries

=============================================================================================
                                                                 Year ended September 30
                                                             --------------------------------
(In thousands)                                                 1999         1998        1997
---------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net earnings                                                 $  86,290      83,067     85,417
Adjustments to reconcile net earnings to net cash provided
 by operating activities:
Depreciation                                                    32,336      29,054     28,169
Amortization of goodwill, trade names and other assets           9,838       9,051      8,760
Non-recurring gain                                                  --          --    (15,634)
Deferred income taxes                                            2,082       9,924      7,420
Other, net                                                         621      (4,724)    (1,462)
Cash effects of changes in (exclusive of acquisitions):
  Receivables, net                                             (15,868)     (4,185)       296
  Inventories                                                  (42,656)    (15,973)   (51,881)
  Other current assets                                          (1,034)      3,689     (1,196)
  Accounts payable and accrued expenses                         18,031      (6,726)    17,665
  Income taxes                                                     305       7,175      2,174
---------------------------------------------------------------------------------------------
  Net cash provided by operating activities                     89,945     110,352     79,728
---------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
Short-term investments                                            (398)     10,650     (6,214)
Capital expenditures                                           (47,822)    (55,934)   (58,196)
Other assets                                                    (7,412)     (3,253)    (7,585)
Payments for purchased businesses, net of acquired             (62,304)    (33,889)   (15,628)
 companies' cash
Proceeds from insurance settlement                                  --          --     28,000
Proceeds from disposals of assets                                2,891       1,664      2,044
---------------------------------------------------------------------------------------------
  Net cash used by investing activities                       (115,045)    (80,762)   (57,579)
---------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
Short-term borrowings                                            1,156      (5,478)     1,436
Proceeds from issuance of long-term debt                        65,276     125,851        550
Debt issuance costs                                                 --      (2,352)        --
Repayments of long-term debt                                   (11,988)     (4,009)    (6,116)
Proceeds from sale of receivables                                5,000          --         --
Proceeds from exercise of stock options                          3,264      11,303      5,560
Cash dividends paid                                            (14,394)    (13,220)   (10,909)
Stock purchased for treasury                                   (39,049)   (145,526)    (1,138)
---------------------------------------------------------------------------------------------
  Net cash provided (used) by financing activities               9,265     (33,431)   (10,617)
---------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash                   (629)        196     (1,703)
---------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents           (16,464)     (3,645)     9,829
Cash and cash equivalents at beginning of year                  72,395      76,040     66,211
---------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                     $  55,931      72,395     76,040
=============================================================================================

Supplemental Cash Flow Information:
Cash paid for:
  Interest                                                   $  13,870      10,709     11,478
  Income taxes                                               $  45,755      30,791     42,299
Non-cash investing and financing activities:
  Conversion of subordinated debentures into Class A common
   shares                                                    $      --      99,875         --
  Issuance of Class A common shares for acquisition          $      --       4,414         --
=============================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Alberto-Culver Company and Subsidiaries

                                                      Number of Shares                                       Dollars
                                            ------------------------------------------          --------------------------------
                                                                                                                      Additional
                                              Common Stock Issued      Treasury Stock          Common Stock Issued      Paid-in
                                              ----------------------   ---------------------  ----------------------------------
(In thousands)                             Class A      Class B        Class A      Class B       Class A     Class B    Capital
--------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1996              13,263       20,944         (2,214)      (4,178)       $ 2,918     $4,608    $ 88,955
Comprehensive income (loss):
  Net earnings
  Foreign currency translation
--------------------------------------------------------------------------------------------------------------------------------
  Total comprehensive income (loss)
Cash dividends
Stock dividend                             11,180       16,767                                      2,460      3,688
Stock options exercised                                                   359                                              1,663
Stock issued pursuant to
   employee incentive plans                                                78                                                604
Stock purchased for treasury                                              (56)
Balance at September 30, 1997              24,443       37,711         (1,833)      (4,178)        5,378       8,296      91,222
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss):
  Net earnings
  Foreign currency translation
--------------------------------------------------------------------------------------------------------------------------------
  Total comprehensive income (loss)
Cash dividends
Stock options exercised                                                   918                                              1,606
Stock issued pursuant to
   employee incentive plans                                                56                                              1,108
Stock issued for acquisition                                              171                                              2,237
Stock issued upon conversion
   of subordinated debentures               6,170                                                  1,357                  96,437
Stock purchased for treasury                                           (5,862)        (385)
--------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1998              30,613       37,711         (6,550)      (4,563)        6,735       8,296     192,610
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss):
  Net earnings
  Foreign currency translation
--------------------------------------------------------------------------------------------------------------------------------
  Total comprehensive income (loss)
Cash dividends
Stock options exercised                                                   244                                             (1,560)
Stock issued pursuant to
   employee incentive plans                                                58                                                 13
Stock purchased for treasury                                           (1,597)        (190)
--------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1999              30,613       37,711         (7,845)      (4,753)       $ 6,735     $8,296    $191,063
================================================================================================================================

                                                                    Dollars
                                           ----------------------------------------------------------
                                                            Accumulated
                                                               Other                       Total
                                            Retained       Comprehensive    Treasury    Stockholders'
(In thousands)                              Earnings       Income (Loss)      Stock        Equity
-----------------------------------------------------------------------------------------------------
Balance at September 30, 1996              $390,526         $(13,428)      $ (48,483)     $425,096
Comprehensive income (loss):
  Net earnings                               85,417                                         85,417
  Foreign currency translation                                (9,127)                       (9,127)
-----------------------------------------------------------------------------------------------------
  Total comprehensive income (loss)          85,417           (9,127)                       76,290
Cash dividends                              (10,909)                                       (10,909)
Stock dividend                               (6,148)                                            --
Stock options exercised                                                        4,389         6,052
Stock issued pursuant to
   employee incentive plans                                                    1,009         1,613
Stock purchased for treasury                                                  (1,138)       (1,138)
-----------------------------------------------------------------------------------------------------
Balance at September 30, 1997               458,886          (22,555)        (44,223)      497,004
-----------------------------------------------------------------------------------------------------
Comprehensive income (loss):
  Net earnings                               83,067                                         83,067
  Foreign currency translation                                (5,576)                       (5,576)
-----------------------------------------------------------------------------------------------------
  Total comprehensive income (loss)          83,067           (5,576)                       77,491
Cash dividends                              (13,220)                                       (13,220)
Stock options exercised                                                       12,628        14,234
Stock issued pursuant to
   employee incentive plans                                                      692         1,800
Stock issued for acquisition                                                   2,177         4,414
Stock issued upon conversion
   of subordinated debentures                                                               97,794
Stock purchased for treasury                                                (145,526)     (145,526)
-----------------------------------------------------------------------------------------------------
Balance at September 30, 1998               528,733          (28,131)       (174,252)      533,991
-----------------------------------------------------------------------------------------------------
Comprehensive income (loss):
  Net earnings                               86,290                                         86,290
  Foreign currency translation                                (3,029)                       (3,029)
-----------------------------------------------------------------------------------------------------
  Total comprehensive income (loss)          86,290           (3,029)                       83,261
Cash dividends                              (14,394)                                       (14,394)
Stock options exercised                                                        5,296         3,736
Stock issued pursuant to
   employee incentive plans                                                    1,262         1,275
Stock purchased for treasury                                                 (39,049)      (39,049)
-----------------------------------------------------------------------------------------------------
Balance at September 30, 1999              $600,629         $(31,160)      $(206,743)     $568,820
=====================================================================================================

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
_____________________________________________________
(1) Summary of Significant Accounting Policies
_____________________________________________________
PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Alberto-Culver Company and its subsidiaries ("company"). All significant intercompany accounts and transactions have been eliminated. Certain amounts for prior periods have been reclassified to conform to the current year's presentation.

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

Short-term investments are stated at cost which is equal to market value at September 30, 1999 and 1998.

The carrying amounts of accounts receivable, accounts payable and short-term borrowings approximate fair value due to the short maturities of these financial instruments.

The fair value of long-term debt was approximately $207.0 million at September 30, 1999.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value).

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost. Depreciation is provided primarily on the straight-line method based on the estimated useful lives of assets. Expenditures for maintenance and repairs are expensed as incurred.

GOODWILL AND TRADE NAMES

The cost of goodwill and trade names is amortized on a straight-line basis over periods ranging from ten to forty years. Management periodically considers whether there has been a permanent impairment to the value of goodwill and trade names by evaluating various factors including current operating results, market and economic conditions and anticipated future results and cash flows. Accumulated amortization at September 30, 1999 and 1998 was $37.9 million and $30.6 million, respectively.

FOREIGN CURRENCY TRANSLATION

Foreign currency balance sheet accounts are translated at rates of exchange in effect at the balance sheet date. Results of operations are translated using the average exchange rates during the period.

Realized gains and losses from foreign currency transactions included in the consolidated statements of earnings resulted in gains (losses) of $21,000, ($855,000) and ($1.2 million) in 1999, 1998 and 1997, respectively.

ADVERTISING, PROMOTION AND MARKET RESEARCH

Advertising, promotion and market research costs are expensed as incurred and amounted to $259.7 million, $257.7 million and $255.3 million in 1999, 1998 and 1997, respectively.

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

CALCULATION OF EARNINGS PER SHARE

Basic earnings per share are based on the weighted average shares outstanding of 56,378,000 in 1999, 56,845,000 in 1998 and 55,967,000 in 1997.

Diluted earnings per share in 1998 and 1997 were determined by dividing net earnings before interest expense (net of tax benefit) on the convertible subordinated debentures by the weighted average shares outstanding, after giving effect to common shares to be issued assuming conversion of the convertible subordinated debentures to Class A common shares and other common equivalent shares. The convertible subordinated debentures were converted in July, 1998. Diluted weighted average shares outstanding were 57,162,000 in 1999, 62,420,000 in 1998 and 63,377,000 in 1997.

The following table provides a reconciliation of basic and diluted earnings per share:

(In thousands)                              1999         1998          1997
----------------------------------------------------------------------------
Net earnings                               $86,290      83,067        85,417
Interest expense on convertible
 subordinated debentures,
 net of tax benefit                             --       2,730         3,640
----------------------------------------------------------------------------
Diluted net earnings                       $86,290      85,797        89,057
============================================================================

Basic weighted average
  shares outstanding                        56,378      56,845        55,967
Effect of dilutive securities:
 Assumed conversion of
  subordinated debentures                       --       4,633         6,178
 Assumed exercise of stock options             709         917         1,232
 Other                                          75          25            --
----------------------------------------------------------------------------
Diluted weighted average
 shares outstanding                         57,162      62,420        63,377

============================================================================

STOCK-BASED COMPENSATION

Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," requires either the adoption of a fair value based method of accounting for stock-based compensation or pro-forma disclosures as if the fair value method was adopted. The company has elected to continue measuring compensation expense for its stock-based plans using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Pro-forma disclosures assuming the fair value method prescribed by SFAS No. 123 had been used to measure compensation expense are provided in note 5.

Notes Continued
--------------------------------------------------------------------------------

(2) Accrued Expenses
--------------------------------------------------------------------------------
Accrued expenses consist of the following:

(In thousands)                                           1999           1998
--------------------------------------------------------------------------------

Compensation and benefits                               $ 50,005       48,854
Advertising and promotions                                32,193       26,250
Other                                                     32,184       36,911
--------------------------------------------------------------------------------
                                                        $114,382      112,015
================================================================================

(3)  Long-Term Debt and Other Financing Arrangements
--------------------------------------------------------------------------------
Long-term debt, exclusive of current maturities, consists of the following:

(In thousands)                                           1999           1998
--------------------------------------------------------------------------------
6.375% debentures due June, 2028                        $120,000       120,000
6.2% term note due
  September, 2000                                         20,000        20,000
Revolving Swedish krona credit
  agreements due April, 2000
  at 3.2% to 11.7%                                        27,303        30,163
Revolving credit facility                                 56,000           ---
Other                                                      1,870         1,597
--------------------------------------------------------------------------------
                                                        $225,173       171,760
================================================================================

Maturities of debt for the next five fiscal years are as follows (in thousands):
2000 - $48,030; 2001 - $798; 2002 - $56,574; 2003 - $185; 2004 - $40; 2005 and
later $120,273.

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

In July, 1998, the 5.5% convertible subordinated debentures issued in July, 1995 were converted into 6.2 million Class A common shares at a conversion rate of
61.776 shares per $1,000 principal amount of debentures (equivalent to a conversion price of approximately $16.19).

The company has a $200 million revolving credit facility which expires in September, 2002. The facility, which has $56 million outstanding at September 30, 1999, may be drawn in U.S. dollars or certain foreign currencies. The interest rate for the revolving credit facility is based on a fixed spread over LIBOR. At September 30, 1999, the weighted average interest rate of borrowings under the facility was 5.4%.

In January, 1999, the company renewed an agreement to sell, without recourse, designated trade receivables on an ongoing basis and increased the program from $30 million to $35 million. The agreement expires in one year and is renewable annually upon the mutual consent of both parties. At September 30, 1999, the facility was fully utilized. Costs related to this agreement are included in administrative expenses.

The $200 million revolving credit facility, the term note due September, 2000 and the receivables agreement impose restrictions on such items as total debt, working capital, dividend payments, treasury stock purchases and interest expense. At September 30, 1999, the company was in compliance with these arrangements and $249 million of consolidated retained earnings was not restricted as to the payment of dividends.

(4) Stockholders' Equity
--------------------------------------------------------------------------------
The company has two classes of common stock, both of which are listed on the New York Stock Exchange. Except for voting, dividend and conversion rights, the Class A and Class B common stock are identical. Class A has one-tenth vote per share and Class B has one vote per share. No dividend may be paid on the Class B unless an equal or greater dividend is paid on the Class A, and dividends may be paid on the Class A in excess of dividends paid, or without paying dividends, on the Class B. All, and not less than all, of the Class A may at any time be converted into Class B on a share-for-share basis at the option of the company. The Class B is convertible into Class A on a share-for-share basis at the option of the holders.

Cash dividends for Class B common stock in 1999, 1998 and 1997 were $8.4 million or $.255 per share, $7.6 million or $.23 per share and $6.5 million or $.195 per share, respectively. Cash dividends for Class A common stock in 1999, 1998 and 1997 were $6.0 million or $.255 per share, $5.6 million or $.23 per share and $4.4 million or $.195 per share, respectively. Class A common stock dividends per share have been equal to those of Class B common stock since the Class A shares were issued in April, 1986.

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

During fiscal year 1998, the Board of Directors authorized the company to purchase up to 6.0 million shares of its Class A common stock. This authorization was increased to 9.0 million shares in fiscal year 1999. As of September 30, 1999, the company had purchased 7.1 million Class A common shares under this program at a total cost of $160.0 million. In addition, during fiscal 1998 and 1999, the Board of Directors authorized the purchase of 385,000 and 190,000 Class B common shares from a related party at a total cost of $11.2 million and $5.0 million, respectively, which was equal to fair market value of the shares on the dates of purchase.

Notes Continued
--------------------------------------------------------------------------------

(5) Stock Option and Restricted Stock Plans
--------------------------------------------------------------------------------

Pursuant to its stock option plans, the company is authorized to issue non-qualified options to employees and non-employee directors to purchase a limited number of shares of the company's Class A common stock at a price not less than the fair market value of the stock on the date of grant. Options under the plans expire ten years from the date of grant and are exercisable on a cumulative basis in four equal annual increments commencing one year after the date of grant. A total of 10.6 million shares have been authorized to be issued under the plans.

The company accounts for its stock option plans under the intrinsic value method and, accordingly, no compensation cost has been recognized in the consolidated statements of earnings. Had compensation expense for these plans been determined based upon the fair value of stock options on the dates of grant and recognized over the vesting period consistent with SFAS No. 123, the company's pro-forma net earnings and earnings per share for the years ended September 30, 1999, 1998 and 1997 would have been as follows (in thousands, except per share amounts):

                                1999     1998    1997
------------------------------------------------------
Net earnings:
   As reported                 $86,290  83,067  85,417
   Pro-forma                   $82,779  80,090  83,572
Basic earnings per share:
   As reported                   $1.53    1.46    1.53
   Pro-forma                     $1.47    1.41    1.49
Diluted earnings per share:
   As reported                   $1.51    1.37    1.41
   Pro-forma                     $1.45    1.33    1.38
======================================================

The weighted average fair value of options at the date of grant in 1999, 1998 and 1997 was $4.96, $7.37 and $5.72 per option, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                             1999       1998       1997
---------------------------------------------------------
Expected life               5 years    5 years    5 years
Volatility                   20.5%      19.5%      18.7%
Risk-free interest rate    4.2%-5.2%  5.5%-5.9%  6.7%-6.8%
Dividend yield             1.0%-1.2%  0.8%-1.0%  0.8%-0.9%
=========================================================

Summarized information on the company's outstanding stock options at September 30, 1999 is as follows (options in thousands):

                                                                 Options
                                  Options Outstanding          Exercisable
                                ----------------------------------------------
                                  Average      Weighted               Weighted
Range of             Number      Remaining     Average     Number     Average
Exercise               of       Contractual     Option       of        Option
Prices               Options       Life         Price      Options     Price
------------------------------------------------------------------------------
$9.38-$13.38          1,227      5.0 years      $12.09      1,053      $11.87
$16.34-$22.72         1,725      8.3 years      $20.78        554      $20.45
$25.09-$26.19           758      8.0 years      $26.18        378      $26.19

Stock option activity under the plans is summarized as follows (options in thousands):

                                                        Number       Weighted
                                                          of         Average
                                                        Options    Option Price
-------------------------------------------------------------------------------
Outstanding at September 30, 1996                        2,989        $11.93
---------------------------------------------------------------
   Granted                                                 888         19.80
   Exercised                                              (490)        11.35
   Canceled                                               (132)        15.33
---------------------------------------------------------------
Outstanding at September 30, 1997                        3,255         14.03
---------------------------------------------------------------
   Granted                                                 927         26.19
   Exercised                                              (918)        12.32
   Canceled                                               (209)        18.61
---------------------------------------------------------------
Outstanding at September 30, 1998                        3,055         17.92
---------------------------------------------------------------
   Granted                                               1,187         21.41
   Exercised                                              (244)        13.37
   Canceled                                               (288)        22.16
---------------------------------------------------------------
Outstanding at September 30, 1999                        3,710        $19.01
============================================================================
Exercisable at September 30:
 1997                                                    1,296        $11.38
 1998                                                    1,213        $15.04
 1999                                                    1,985        $16.99
============================================================================

The company is also authorized to grant up to 500,000 shares of Class A common stock to employees under its restricted stock plan. The restricted shares vest on a cumulative basis in four equal annual installments commencing four years after the date of grant. During 1999, employees were granted 46,400 restricted shares at a weighted average fair value of $21.58 per share on the date of grant. At September 30, 1999, there were 220,675 restricted shares outstanding.

(6) Income Taxes
--------------------------------------------------------------------------------

The provisions for income taxes consist of the following:


(In thousands)                                       1999       1998      1997
-------------------------------------------------------------------------------
Current:
  Federal                                           $30,965    28,176    31,553
  Foreign                                             9,966     6,089     5,716
  State                                               4,480     5,122     6,015
-------------------------------------------------------------------------------
                                                     45,411    39,387    43,284
-------------------------------------------------------------------------------
Deferred:
  Federal                                             2,189     6,928     4,849
  Foreign                                              (402)    2,716     2,549
  State                                                 295       280        22
-------------------------------------------------------------------------------
                                                      2,082     9,924     7,420
-------------------------------------------------------------------------------
                                                    $47,493    49,311    50,704
===============================================================================

Notes Continued
--------------------------------------------------------------------------------

(6) Income Taxes (continued)
--------------------------------------------------------------------------------
The difference between the United States statutory federal income tax rate and the effective income tax rate is summarized below:

                                                 1999         1998         1997
--------------------------------------------------------------------------------
Statutory tax rate                               35.0%        35.0%        35.0%
Effect of foreign
  income tax rates                               (2.5)         (.8)        (1.3)
State income taxes, net
  of federal tax benefit                          2.3          2.7          2.9
Other, net                                         .7           .4           .7
--------------------------------------------------------------------------------
Effective tax rate                               35.5%        37.3%        37.3%
================================================================================

Significant components of the company's deferred tax assets and liabilities at September 30, 1999 and 1998 are as follows:

(In thousands)                                  1999                      1998
--------------------------------------------------------------------------------
Deferred tax assets attributable to:
  Accrued expenses                           $ 12,313                    11,713
  Other                                         1,429                       380
--------------------------------------------------------------------------------
Total deferred tax assets                      13,742                    12,093
--------------------------------------------------------------------------------
Deferred tax liabilities attributable to:
  Depreciation and amortization                34,348                    28,021
  Inventory adjustments                         2,274                     1,600
  State income taxes                              914                       619
--------------------------------------------------------------------------------
Total deferred tax liabilities                 37,536                    30,240
--------------------------------------------------------------------------------
Net deferred tax liabilities                 $(23,794)                  (18,147)
================================================================================

Prepaid expenses at September 30, 1999 and 1998 include $10.0 million and $10.1 million, respectively, of net deferred tax assets. Management believes that it is more likely than not that results of future operations will generate sufficient taxable income to realize the deferred tax assets. Accordingly, there is no valuation allowance recorded at September 30, 1999 and 1998.

Domestic earnings before income taxes were $107.2 million, $105.0 million and $110.9 million (including the non-recurring gain) in 1999, 1998 and 1997, respectively. Foreign operations had earnings before income taxes of $26.6 million, $27.4 million and $25.2 million in 1999, 1998 and 1997, respectively.

Undistributed earnings of the company's foreign operations amounting to $155.2 million are intended to remain permanently invested to finance future growth and expansion. Accordingly, no U.S. income taxes have been provided on those earnings at September 30, 1999. Should such earnings be distributed, the credits for foreign income taxes paid would substantially offset applicable U.S. income taxes.

(7) Lease Commitments
--------------------------------------------------------------------------------
The major portion of the company's leases are for Sally Beauty Company stores. Other leases cover certain manufacturing and warehousing properties, office facilities, data processing equipment and automobiles. At September 30, 1999, future minimum payments under non-cancelable leases are as follows:

                                         Operating                 Capital
(In thousands)                            Leases                   Leases
--------------------------------------------------------------------------------
2000                                     $ 51,207                   187
2001                                       44,308                   288
2002                                       34,606                   142
2003                                       23,549                   102
2004                                       10,930                    55
2005 and later                             10,175                    14
--------------------------------------------------------------------------------
Total minimum lease payments             $174,775                   788
================================================================================

Total rental expense for operating leases amounted to $69.8 million in 1999, $63.1 million in 1998 and $59.6 million in 1997. Certain leases require the company to pay real estate taxes, insurance, maintenance and special assessments.

(8) Non-Recurring Gain
--------------------------------------------------------------------------------
In the first quarter of 1997, the company received a $28.0 million insurance settlement from the loss of its corporate airplane. The effect on the company's earnings was a non-recurring pre-tax gain of $15.6 million and an increase in net earnings of $9.8 million. Accordingly, basic earnings per share increased $.18 and diluted earnings per share increased $.16.

The following table provides pro-forma information excluding the non-recurring gain (in thousands, except per share data):

                                           1999         1998           1997
--------------------------------------------------------------------------------
Pre-tax earnings                        $133,783      132,378        120,487
Net earnings                            $ 86,290       83,067         75,606
Net earnings per share:
   Basic                                $   1.53         1.46           1.35
   Diluted                              $   1.51         1.37           1.25
================================================================================

(9) Business Segments and Geographic Area Information
--------------------------------------------------------------------------------
Effective for fiscal year 1999 reporting, the company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for reporting information about operating segments, products and services, geographic areas and major customers. The presentation of segment information reflects the manner in which management organizes segments for making operating decisions and assessing performance. The company's consumer products business includes two segments, "Alberto-Culver North America" and "Alberto-Culver International," and includes developing, manufacturing, distributing and marketing branded consumer products worldwide. These segments also include products intended for end use by institutions and industries and the manufacturing of custom label products for other companies. The "Specialty Distribution - Sally" business segment consists of Sally Beauty Company, a distributor of professional beauty supplies through its Sally Beauty Supply stores and its full-service operations.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The company accounts for sales between segments as if the sales were to a third party and all sales between segments are eliminated in consolidation.

Notes Continued
--------------------------------------------------------------------------------

(9) Business Segments and Geographic Area Information (continued)
================================================================================

Segment data for the years ended September 30, 1999, 1998 and 1997 is as follows:

Business Segments Information (In thousands)    1999          1998          1997
==================================================================================
Net sales:
  Consumer products:
    Alberto-Culver North America           $  455,527       458,225       490,226
    Alberto-Culver International              441,439       420,472       420,508
----------------------------------------------------------------------------------
    Total consumer products                   896,966       878,697       910,734
  Specialty Distribution - Sally            1,096,867       972,792       879,209
  Eliminations                                (17,905)      (16,778)      (14,685)
----------------------------------------------------------------------------------
                                           $1,975,928     1,834,711     1,775,258
==================================================================================
Earnings before provision for income taxes:
  Consumer products:
    Alberto-Culver North America           $   27,983        25,386        31,545
    Alberto-Culver International               22,519        25,334        22,306
----------------------------------------------------------------------------------
    Total consumer products                    50,502        50,720        53,851
  Specialty Distribution - Sally              111,252       100,760        89,456
----------------------------------------------------------------------------------
    Segment operating profit                  161,754       151,480       143,307
  Non-recurring gain (note 8)                      --            --        15,634
  Unallocated expenses, net*                  (15,252)      (10,495)      (14,582)
  Interest expense, net of interest income    (12,719)       (8,607)       (8,238)
----------------------------------------------------------------------------------
                                           $  133,783       132,378       136,121
==================================================================================
Identifiable assets:
  Consumer products:
    Alberto-Culver North America           $  221,334       201,237       222,970
    Alberto-Culver International              382,345       327,435       312,721
----------------------------------------------------------------------------------
    Total consumer products                   603,679       528,672       535,691
  Specialty Distribution - Sally              497,570       421,050       373,111
  Corporate**                                  83,285       118,462        91,257
----------------------------------------------------------------------------------
                                           $1,184,534     1,068,184     1,000,059
==================================================================================
Depreciation and amortization expense:
 Consumer products:
    Alberto-Culver North America           $   12,358        10,504        10,461
    Alberto-Culver International               10,713        10,349        11,001
----------------------------------------------------------------------------------
    Total consumer products                    23,071        20,853        21,462
 Specialty Distribution - Sally                17,931        16,202        14,001
 Corporate                                      1,172         1,050         1,466
----------------------------------------------------------------------------------
                                           $   42,174        38,105        36,929
==================================================================================
Capital expenditures:
 Consumer products:
    Alberto-Culver North America           $   17,488        15,038        10,878
    Alberto-Culver International               12,002         9,953        13,250
----------------------------------------------------------------------------------
    Total consumer products                    29,490        24,991        24,128
 Specialty Distribution - Sally                18,601        15,158        18,608
 Corporate                                         --        16,000        15,700
----------------------------------------------------------------------------------
                                           $   48,091        56,149        58,436
==================================================================================
*  "Unallocated expenses, net" principally consists of general corporate expenses.
** Corporate identifiable assets are primarily cash, cash equivalents, short-term investments and equipment.

Geographic data for the years ended September 30, 1999, 1998 and 1997 is as follows:

Geographic Area Information (In thousands)      1999          1998         1997
----------------------------------------------------------------------------------
Net sales:
 United States                             $1,443,343     1,344,592     1,309,016
 Foreign                                      549,688       505,319       484,978
 Eliminations                                 (17,103)      (15,200)      (18,736)
----------------------------------------------------------------------------------
                                           $1,975,928     1,834,711     1,775,258
==================================================================================
Operating profit:
 United States                             $  133,201       119,409       113,454
 Foreign                                       28,553        32,071        29,853
----------------------------------------------------------------------------------
                                           $  161,754       151,480       143,307
==================================================================================
Identifiable assets:
 United States                             $  673,524       568,627       565,578
 Foreign                                      427,725       381,095       343,224
 Corporate*                                    83,285       118,462        91,257
----------------------------------------------------------------------------------
                                           $1,184,534     1,068,184     1,000,059
==================================================================================
* Corporate identifiable assets are primarily cash, cash equivalents, short-term investments and equipment.

Notes Continued
--------------------------------------------------------------------------------
(10) Quarterly Financial Data
--------------------------------------------------------------------------------
Unaudited quarterly consolidated statement of earnings information for the years ended September 30, 1999 and 1998 is summarized below (in thousands, except per share amounts):

                                        1st         2nd        3rd        4th
                                      Quarter     Quarter    Quarter    Quarter
--------------------------------------------------------------------------------
1999:
Net sales                            $464,551     487,396    500,432    523,549
Cost of products sold                $228,757     237,801    247,786    259,358
Net earnings                          $18,620      20,050     22,671     24,949
Earnings per share:
  Basic                                  $.33         .35        .40        .45
  Diluted                                $.32         .35        .40        .44
--------------------------------------------------------------------------------
1998:
Net sales                            $445,400     455,195    467,480    466,636
Cost of products sold                $218,040     225,770    227,104    231,181
Net earnings                          $19,692      19,583     21,155     22,637
Earnings per share:
  Basic                                  $.35         .34        .38        .39
  Diluted                                $.32         .32        .35        .38
--------------------------------------------------------------------------------

(11) Acquisitions
--------------------------------------------------------------------------------
The company made several acquisitions during fiscal years 1999, 1998 and 1997 that were insignificant to the consolidated financial statements. The acquisitions were accounted for using the purchase method, and accordingly, the results of operations of the acquired businesses have been consolidated from the dates of acquisition. Total goodwill of $39.3 million, $28.3 million and $8.2 million was recorded in fiscal years 1999, 1998 and 1997, respectively, as a result of the acquisitions.

Independent Auditors' Report
================================================================================

The Board of Directors and Stockholders
Alberto-Culver Company:

We have audited the accompanying consolidated balance sheets of Alberto-Culver Company and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of earnings, cash flows and stockholders' equity for each of the years in the three-year period ended September 30, 1999. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alberto-Culver Company and subsidiaries as of September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1999, in conformity with generally accepted accounting principles.

/s/ KPMG LLP
Chicago, Illinois
October 22, 1999

Management's Discussion and Analysis of Results of Operations and Financial Condition

Alberto-Culver Company and Subsidiaries
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

Fiscal year 1999 marked the company's eighth consecutive year of record sales and record operating earnings. Net sales for the year ended September 30, 1999 were $1.98 billion, an increase of 7.7% over prior year sales of $1.83 billion. Net sales in 1997 were $1.78 billion.

Record net earnings of $86.3 million in 1999 increased 3.9% from 1998 net earnings of $83.1 million. Basic earnings per share of $1.53 were 7 cents or 4.8% higher than 1998 and diluted earnings per share were $1.51, an increase of 14 cents or 10.2% from 1998. Excluding the 1997 non-recurring gain, net earnings were $75.6 million in 1997, representing basic earnings per share of $1.35 and diluted earnings per share of $1.25.

As described in "note 8" to the consolidated financial statements, during fiscal 1997 the company received a $28.0 million insurance settlement from the loss of its corporate airplane. As a result, the company recognized a non-recurring pre-tax gain of $15.6 million and an increase in net earnings of $9.8 million. Accordingly, basic earnings per share in 1997 increased 18 cents and diluted earnings per share increased 16 cents as a result of the gain. Fiscal 1998 net earnings decreased $2.4 million or 2.8% compared to fiscal 1997 net earnings including the non-recurring gain.

Sales of Alberto-Culver North America consumer products in 1999 were $455.5 million, which approximated 1998 sales of $458.2 million. The 1999 decrease primarily resulted from sales declines for the Cortexx and VO Fine hair care lines which were new products introduced in fiscal years 1997 and 1998, respectively, partially offset by higher 1999 sales for Alberto VO5 Herbals shampoo and conditioner and the relaunch of St. Ives Swiss Formula facial products. In 1998, sales decreased 6.5% compared to 1997 sales of $490.2 million primarily due to lower sales for custom label filling operations, St. Ives Swiss Formula facial products and Alberto VO5 shampoo and conditioner.

Alberto-Culver International consumer products sales increased 5.0% to $441.4 million in 1999 compared to $420.5 million in 1998. The fiscal 1999 results were negatively impacted by the effect of foreign exchange rates. Had foreign exchange rates in fiscal 1999 been the same as fiscal 1998, Alberto-Culver International sales would have increased 8.0%, primarily due to acquisitions in Latin America and the launch of Advanced Alberto VO5 in several overseas markets. International sales in 1998 were relatively unchanged compared to sales in 1997.

Sales of the "Specialty Distribution - Sally" business segment crossed the billion dollar sales threshold in 1999, reaching $1.1 billion compared to $972.8 million and $879.2 million in 1998 and 1997, respectively. The sales increases of 12.8% in 1999 and 10.6% in 1998 were attributable to sales gains for established Sally Beauty Company outlets, the addition of stores during the year and the expansion of Sally's full service and foreign operations through acquisitions and internal growth. The number of Sally stores increased 30.3% during the last three fiscal years to a total of 2,157 at the end of fiscal 1999 compared to 1,998 and 1,833 at the end of 1998 and 1997, respectively.

Cost of products sold as a percentage of sales was 49.3% in fiscal year 1999 compared to 49.2% in 1998 and 49.6% in 1997. The slight increase in the cost of goods sold percentage in 1999 was principally due to the growth of Sally Beauty Company, which has a higher cost of goods sold as a percentage of sales. The lower cost of products sold percentage in 1998 compared to the prior year was primarily due to cost savings and changes in product mix favoring higher margin products.

Advertising, promotion, selling and administrative expenses increased 8.1% in 1999 and 3.3% in 1998. The increases in 1999 and 1998 primarily resulted from the higher selling and administration costs associated with the growth of the Sally Beauty business.

Advertising, promotion and market research expenditures were $259.7 million, $257.7 million and $255.3 million in 1999, 1998 and 1997, respectively. The higher expenses in 1999 were mainly attributable to increased advertising and promotion expenditures for Alberto-Culver International as a result of acquisitions in Latin America and the launch of Advanced Alberto VO5 in several overseas markets. These increases are partially offset by lower advertising and promotion expenditures for Alberto-Culver North America's Cortexx and VO Fine hair care lines, which were new products in 1997 and 1998, respectively.

Interest expense, net of interest income, was $12.7 million, $8.6 million and $8.2 million in 1999, 1998 and 1997, respectively. Interest expense was $14.8 million in 1999 versus $12.2 million in 1998 and $11.8 million in 1997. The increase in interest expense in 1999 was primarily attributable to the $120 million of 6.375% debentures issued on June 15, 1998 and new borrowings under the domestic revolving credit facility in 1999. Interest income in 1999 was $2.1 million, compared to $3.6 million in 1998 and $3.6 million in 1997. The decrease in 1999 was principally due to lower investments.

The provision for income taxes as a percentage of earnings before income taxes was 35.5% in 1999 and 37.3% in 1998 and 1997. The lower tax rate in 1999 was primarily due to the favorable closing of certain tax years. Other factors which influenced the effective tax rates for those years are described in "note 6" to the consolidated financial statements.

FINANCIAL CONDITION

Working capital at September 30, 1999 was $309.2 million, an increase of $31.3 million from the prior year's working capital of $277.9 million. The resulting current ratio was 1.92 to 1.00 at September 30, 1999 compared to 1.89 to 1.00 last year.

Accounts receivable increased 11.6% to $144.1 million from $129.1 million last year. The increase was principally due to acquisitions in Latin America along with higher accounts receivables related to the 12.2% sales increase in the fourth quarter of fiscal year 1999.

Inventories were $421.9 million at September 30, 1999, up 14.3% compared to $369.2 million last year. The increase was primarily due to higher inventories needed to support the growth of Sally Beauty Company.

Net property, plant and equipment increased $15.3 million to $238.8 million at September 30, 1999. The increase resulted primarily from

Management's Discussion and Analysis of Results of Operations and Financial Condition (Cont.)

Alberto-Culver Company and Subsidiaries

--------------------------------------------------------------------------------

additional Sally stores, acquisitions by Alberto-Culver International and Sally Beauty Company, warehouse and office expenditures, and outlays for machinery, equipment and information systems, partially offset by depreciation during fiscal 1999.

Goodwill and trade names, net of amortization, was $245.1 million as of September 30, 1999, up $40.3 million from 1998. The increase in goodwill and trade names was due to additional goodwill from acquisitions by Alberto-Culver International and Sally Beauty Company partially offset by amortization and the effects of foreign exchange rates.

Accounts payable of $198.9 million at September 30, 1999 increased $21.3 million compared to 1998, primarily due to acquisitions and higher Sally Beauty Company inventories.

Long-term debt increased $53.4 million to $225.2 million principally due to borrowings under the company's domestic revolving credit facility.

Total stockholders' equity increased $34.8 million to $568.8 million at September 30, 1999. The increase was primarily due to net earnings for the fiscal year, partially offset by the purchase of 1.6 million Class A common shares and 190,000 Class B common shares for the treasury and dividend payments.


LIQUIDITY AND CAPITAL RESOURCES

The company's primary sources of cash over the past three years have been from funds provided by operating activities, the issuance of $120 million of 6.375% debentures in June, 1998 and the borrowing of $56 million under the domestic revolving credit facility in 1999. Operating activities provided cash of $89.9 million, $110.4 million and $79.7 million in 1999, 1998 and 1997, respectively.

The company has obtained long-term financing as needed to fund acquisitions and other growth opportunities. Funds also may be obtained prior to their actual need in order to take advantage of opportunities in the debt markets. In June, 1998, the company issued $120 million of 6.375% debentures due June, 2028. As a result, the company has $230 million remaining on its $350 million shelf registration of debt securities that was filed with the Securities and Exchange Commission in April, 1998. In September, 1997, the company obtained a five-year, $200 million revolving credit facility. The facility, which has $56.0 million outstanding at September 30, 1999, may be drawn in U.S. dollars or in certain foreign currencies. Under debt covenants, the company has the ability to incur up to $624 million of additional borrowings.

The primary uses of cash during the three-year period ending September 30, 1999 have been for acquisitions of $111.8 million, purchases of treasury stock of $185.7 million, capital expenditures of $162.0 million and cash dividends of $38.5 million.

Compared to 1996, cash dividends per share increased 45.7% over the three-year period ended September 30, 1999. Cash dividends paid on Class A and Class B common stock were $.255 per share in 1999, $.230 per share in 1998 and $.195 per share in 1997.

The company anticipates that cash flows from operations and available credit will be sufficient to fund operational requirements in future years. During fiscal year 2000, the company expects that cash will continue to be used for acquisitions, capital expenditures, new product development, market expansion, retirement of debt and dividend payments. The company may also purchase shares of its common stock depending on market conditions. During fiscal years 1998 and 1999, the Board of Directors authorized the company to purchase up to 9.0 million shares of its Class A common stock. As of September 30, 1999, 1.9 million Class A shares remained available for purchase under the authorizations.


YEAR 2000 READINESS DISCLOSURES

Many computer systems use only two digits to represent the year and they may be unable to accurately process information that contains dates before, during or after the year 2000. As a result, organizations that depend on computers are at risk for possible date-based computation errors which could result in erroneous information or system failures that may disrupt their business operations. This is commonly known as the Year 2000 ("Y2K") problem.

The company believes that software purchased within the last five years is Y2K compliant. In late 1995, the company inventoried and assessed key financial and operational information systems and prepared a prioritized plan for Y2K systems modifications or replacements. The plan was revised periodically and progress against the plan was monitored and periodically reported to management and the Audit Committee of the Board of Directors.

Implementation of required changes to the company's critical systems was completed in November, 1999. Certification of critical systems, which includes testing by technicians and key users, has been completed. The company's manufacturing equipment has been certified as Y2K compliant by its suppliers. Testing of the equipment to validate the vendors' claims has been completed on a limited basis due to the difficulty of developing a testing environment.

As part of the Y2K readiness plan, the company's most important suppliers and customers have been queried (e.g., by questionnaires) about their Y2K readiness.

Because of the number of computer systems used by the company, the number of key suppliers and customers and the company's operations around the world, the company believes that it could experience some disruption in its business due to the Y2K problem. The company could be materially affected if utilities, governmental entities, suppliers, customers or other third parties with which it does business or that provide essential services are not Y2K compliant. The company currently believes that the greatest risk of disruption in its businesses may exist outside the United States with suppliers or other third parties that are not Y2K compliant. In addition, both the assessment and mitigation of Y2K exposure outside the United States has been complicated by difficulties in obtaining information from unrelated foreign entities about their state of Y2K readiness. The possible consequences of the company's key suppliers or customers not being Y2K compliant by January 1, 2000 include, among other things, temporary plant closings, delays in the delivery of products, delays in the receipt of supplies, and

Management's Discussion and Analysis of Results of Operations and Financial Condition (Cont.)

Alberto-Culver Company and Subsidiaries
--------------------------------------------------------------------------------

invoice and collection errors. Consequently, the business and results of operations of the company could be materially affected by the inability of the company to conduct its businesses in an ordinary course for a period of time after January 1, 2000. However, the company believes that its Y2K readiness plan, including the contingency planning discussed below, should significantly reduce the adverse effects any such disruptions may have.

The company has developed contingency plans to be followed in the event of Y2K failures. These plans are an important component of the company's overall Y2K readiness plan and include addressing potential problems in both critical internal company systems and business partner systems. These contingency plans include such measures as identifying alternative suppliers, increasing the on-hand quantity of inventories, arranging off-site system processing capabilities, backing up critical systems before the calendar year-end and ensuring that key personnel are available, if needed. The basis for establishing contingency plans for an area of the business was determined through a risk analysis process.

Incremental costs, which include contractor costs to modify existing systems, and the associated costs of internal resources dedicated to achieving Y2K compliance are charged to expense as incurred. The incremental costs are currently expected to total approximately $2.4 million, of which approximately 90% has been spent as of September 30, 1999. Incremental costs are presently being funded through operating cash flow. The amounts do not include any costs associated with the implementation of contingency plans. The costs associated with replacement of computerized systems, hardware and related equipment (currently estimated to be approximately $11.5 million), substantially all of which have been capitalized, are not included in the above estimates.

Planned Y2K compliancy efforts are in their final stages of completion. However, conclusions as to what constitutes areas of the company's greatest Y2K exposure and the estimates of costs and completion dates, as described above, are subject to change. The Y2K problem has many aspects and potential consequences, some of which are not reasonably foreseeable, and there can be no assurance that unforeseen consequences will not arise.

The potential for Year 2000 problems does not end after January 1, 2000 passes. Y2K problems can occur during the Year 2000, but as time passes the likelihood of encountering problems will diminish. Every effort will be made to correct these problems before the business is impacted in any significant manner. A Y2K rapid response team at each business unit has been established to address Y2K problems efficiently and to communicate the problems to the company's Y2K coordinators.


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

The company is exposed to potential gains or losses from foreign currency fluctuations affecting net investments and earnings denominated in foreign currencies. The company's primary exposures are to changes in exchange rates for the U.S. dollar versus the Swedish krona, the British pound sterling, the Canadian dollar, the Australian dollar, the Mexican peso and the Argentine peso.

The company's various currency exposures often offset each other, providing a natural hedge against currency risk. Periodically, specific foreign currency transactions (e.g. inventory purchases, royalty payments, etc.) are hedged with forward contracts to reduce the foreign currency risk. Gains and losses on these foreign currency hedges are included in the basis of the underlying hedged transactions. As of September 30, 1999, the company had no material outstanding foreign currency contracts.

Interest rate risk is managed through a combination of fixed rate and variable rate debt with varying maturities. At September 30, 1999, variable rate long-term debt was $64.9 million or 28.8% of total long-term debt.

The company periodically uses interest rate swaps to manage interest rate risk on debt securities. These instruments allow the company to exchange variable rate debt into fixed rate or fixed rate debt into variable rate. Interest rate differentials paid or received on these arrangements are recognized as adjustments to interest expense over the life of the agreement. At September 30, 1999, the company had no interest rate swaps outstanding.

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

Market Price of Common Stock and Cash Dividends Per Share

Alberto-Culver Company and Subsidiaries
--------------------------------------------------------------------------------

The high and low sales prices of both classes of the company's common stock on the New York Stock Exchange and cash dividends per share in each quarter of fiscal years 1999 and 1998 are as follows:

                                                Market Price Range                       Cash
                                 -------------------------------------------           Dividend
                                        1999                    1998                   Per Share
                                 ------------------        -----------------         --------------
                                 High          Low         High         Low            1999  1998
---------------------------------------------------------------------------------------------------
Class A (NYSE Symbol ACVA):
  First Quarter                   $25-1/2     20-7/8       27-7/8    24-1/2             $.060  .05
  Second Quarter                  $26-1/8     21-1/8       27-3/4    25                  .065  .06
  Third Quarter                   $25         19-3/4       28-1/2    25                  .065  .06
  Fourth Quarter                  $23-3/8     19-9/16      25-7/8    17-15/16            .065  .06
---------------------------------------------------------------------------------------------------
                                                                                        $.255  .23
===================================================================================================

Class B (NYSE Symbol ACV):
  First Quarter                   $27-3/16    22-7/8       32-9/16   27-9/16            $.060  .05
  Second Quarter                  $27-3/4     22-7/8       32-7/16   29                  .065  .06
  Third Quarter                   $27-7/8     21-9/16      32-5/16   28-1/4              .065  .06
  Fourth Quarter                  $27-3/8     23           29-3/8    19-3/4              .065  .06
---------------------------------------------------------------------------------------------------
                                                                                        $.255  .23
===================================================================================================

As of November 15, 1999, stockholders of record totaled 1,014 for Class A shares and 1,029 for Class B shares.


Selected Financial Data
Alberto-Culver Company and Subsidiaries
---------------------------------------------------------------------------------------------------------------------------------
                                                                           Year ended September 30,
                                          ---------------------------------------------------------------------------------------
(In thousands, except per share data)               1999          1998       1997      1996        1995       1994        1993
---------------------------------------------------------------------------------------------------------------------------------
Operating Results:
Net sales                                          $1,975,928  1,834,711  1,775,258  1,590,409   1,358,219  1,216,119   1,147,990
Cost of products sold                                 973,702    902,095    880,416    805,080     682,589    602,749     564,260
Interest expense                                       14,849     12,170     11,826     15,905       9,946      8,630       9,661
Earnings before non-recurring gain and
income taxes(1)                                       133,783    132,378    120,487    100,014      84,242     71,078      65,129
Provision for income taxes (1)                         47,493     49,311     44,881     37,270      31,591     27,010      23,857
Net earnings before non-recurring gain(1)              86,290     83,067     75,606     62,744      52,651     44,068      41,272
Net earnings per share
 before non-recurring gain (1) (2):
  Basic                                                  1.53       1.46       1.35       1.13        0.95       0.79        0.72
  Diluted                                                1.51       1.37       1.25       1.06        0.94       0.79        0.72
------------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding (2):
  Basic                                                56,378     56,845     55,967     55,571      55,430     56,063      57,361
  Diluted                                              57,162     62,420     63,377     62,776      57,053     56,083      57,434

Shares outstanding at year end (2):
  Class A                                              22,768     24,063     22,610     22,097      21,926     21,826      23,126
  Class B                                              32,957     33,148     33,533     33,533      33,533     33,534      33,604
------------------------------------------------------------------------------------------------------------------------------------

Financial Condition:
Current ratio                                       1.92 to 1  1.89 to 1  1.86 to 1  1.79 to 1   2.28 to 1  1.86 to 1   2.05 to 1
Working capital                                   $  309, 153    277,940    269,007    226,123     301,706    185,747     205,050
Cash, cash equivalents and
  short-term investments                               57,816     73,305     87,600     71,557     146,985     50,362      73,947
Property, plant and equipment, net                    238,753    223,476    190,998    175,920     157,791    132,881     124,449
Total assets                                        1,184,534  1,068,184  1,000,059    909,266     815,086    610,208     593,046
Long-term debt, including debentures                  225,173    171,760    149,441    161,548     183,094     42,976      80,184
Stockholders' equity                                  568,820    533,991    497,004    425,096     370,903    326,970     298,857
Cash dividends                                         14,394     13,220     10,909      9,724       8,590      7,708       7,893
Cash dividends per share (2)(3)                         0.255      0.230      0.195      0.175       0.155     0.1375    0.1375(3)
------------------------------------------------------------------------------------------------------------------------------------


(In thousands, except per share data)                  1992          1991      1990        1989
--------------------------------------------------------------------------------------------------
Operating Results:
Net sales                                           1,091,286      873,719     795,825     717,438
Cost of products sold                                 534,979      424,566     383,410     344,539
Interest Expense                                       11,665        6,822       7,890       7,975
Earnings before non-recurring gain and
income taxes(1)                                        61,356       47,928      54,704      47,320
Provision for income taxes (1)                         22,740       17,812      19,694      17,792
Net earnings before non-recurring gain(1)              38,616       30,116      35,010      29,438
Net earnings per share
 before non-recurring gain (1) (2):
  Basic                                                  0.68         0.53        0.65        0.56
  Diluted                                                0.68         0.53        0.65        0.56
--------------------------------------------------------------------------------------------------
Weighted average shares outstanding (2):
  Basic                                                56,726       56,606      53,660      52,350
  Diluted                                              56,726       56,606      53,660      52,350

Shares outstanding at year end (2):
  Class A                                              23,491       22,875      23,407      19,374
  Class B                                              33,604       33,604      33,594      33,030
--------------------------------------------------------------------------------------------------
Financial Condition:
Current ratio                                       1.88 to 1    2.11 to 1   2.34 to 1   1.99 to 1
Working capital                                       193,080      212,268     192,616     127,801
Cash, cash equivalents and
  short-term investments                               80,158       84,595      82,012      40,380
Property, plant and equipment, net                    121,703      114,910      81,772      77,234
Total assets                                          610,400      574,413     443,560     363,395
Long-term debt, including debentures                   84,549       97,820      60,728      68,899
Stockholders' equity                                  286,222      249,431     230,868     160,088
Cash dividends                                          6,665        6,093       5,184       4,515
Cash dividends per share (2)(3)                        0.1175       0.1075      0.0975     0.08625
--------------------------------------------------------------------------------------------------

(1) 1997 excludes a non-recurring gain from an insurance settlement for the loss of the company's corporate airplane (note 8). Pre-tax earnings including the non-recurring gain were $136.1 million. Net earnings including the non-recurring gain were $85.4 million, after deducting income taxes of $50.7 million, resulting in basic earnings per share of $1.53 and diluted earnings per share of $1.41

(2) Net earnings per share, shares outstanding and cash dividends per share have been restated to reflect the 100% stock dividends on the company's Class A and Class B outstanding shares in February, 1997 and February 1990.

(3) Cash dividends per share on Class A common Stock and Class B common stock have been equal since the Class A shares were issued in April, 1986. Cash dividends paid in fiscal 1993 included a one-time extraordinary dividend of one cent per share in recognition of the company surpassing one billion dollars in sales for the fiscal year ended September 30, 1992.