Form 10-K, Exhibit 13
period 2000-09-30
ALBERTO CULVER CO
filed 2000-12-28
CIK 3327

                                                                      Exhibit 13

Consolidated Statements of Earnings
Alberto-Culver Company and Subsidiaries

===============================================================================================================================
                                                                                                Year ended September 30,
                                                                                          -------------------------------------
(In thousands, except per share data)                                                        2000          1999           1998
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                              $2,247,163     1,975,928      1,834,711
Cost of products sold                                                                   1,105,750       973,702        902,095
                                                                                       ----------     ---------      ---------
   Gross profit                                                                         1,141,413     1,002,226        932,616
Advertising, promotion, selling and administrative                                        977,180       855,724        791,631
Non-recurring gain (note 9)                                                                (9,257)           --             --
                                                                                       ----------     ---------      ---------
   Operating earnings                                                                     173,490       146,502        140,985
Interest expense, net of interest income of $4,538 in 2000, $2,130 in 1999
  and $3,563 in 1998                                                                       19,209        12,719          8,607
                                                                                       ----------     ---------      ---------
   Earnings before provision for income taxes                                             154,281       133,783        132,378
Provision for income taxes                                                                 51,097        47,493         49,311
                                                                                       ----------     ---------      ---------
    Net earnings                                                                       $  103,184        86,290         83,067
===============================================================================================================================
 Net earnings per share:
  Basic                                                                                $     1.85          1.53           1.46
  Diluted                                                                              $     1.83          1.51           1.37
===============================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
Alberto-Culver Company and Subsidiaries

====================================================================================================================================
(In thousands, except share data)                                                                                 September 30,
                                                                                                             -----------------------
Assets                                                                                                         2000           1999
====================================================================================================================================
Current assets:
   Cash and cash equivalents                                                                               $114,637         55,931
   Short-term investments                                                                                       314          1,885
   Receivables, less allowance for doubtful accounts of $10,135 in 2000
      and $8,441 in 1999                                                                                    154,207        144,075
   Inventories:
      Raw materials                                                                                          45,197         43,399
      Work-in-process                                                                                         4,819          4,582
      Finished goods                                                                                        395,241        373,907
------------------------------------------------------------------------------------------------------------------------------------
         Total inventories                                                                                  445,257        421,888
    Other current assets                                                                                     26,122         21,775
------------------------------------------------------------------------------------------------------------------------------------
         Total current assets                                                                               740,537        645,554
Property, plant and equipment:
   Land                                                                                                      13,640         13,412
   Buildings and leasehold improvements                                                                     148,911        142,042
   Machinery and equipment                                                                                  288,877        274,107
------------------------------------------------------------------------------------------------------------------------------------
      Total property, plant and equipment                                                                   451,428        429,561
   Accumulated depreciation                                                                                 211,337        190,808
------------------------------------------------------------------------------------------------------------------------------------
      Property, plant and equipment, net                                                                    240,091        238,753
Goodwill, net                                                                                               263,847        172,109
Trade names, net                                                                                             83,788         72,975
Other assets                                                                                                 61,556         55,143
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         $1,389,819      1,184,534
====================================================================================================================================
Liabilities and Stockholders' Equity
====================================================================================================================================
Current liabilities:
   Short-term borrowings                                                                                     $3,401          2,992
   Current maturities of long-term debt                                                                         587            727
   Accounts payable                                                                                         183,770        198,887
   Accrued expenses                                                                                         135,115        114,382
   Income taxes                                                                                              17,916         19,413
------------------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                                             340,789        336,401
Long-term debt                                                                                              340,948        225,173
Deferred income taxes                                                                                        38,349         33,833
Other liabilities                                                                                            33,252         20,307
Stockholders' equity:
   Common stock, par value $.22 per share:
      Class A authorized 75,000,000 shares; 30,612,798 shares
        issued at September 30, 2000 and 1999                                                                 6,735          6,735
      Class B authorized 75,000,000 shares; 37,710,655 shares
        issued at September 30, 2000 and 1999                                                                 8,296          8,296
   Additional paid-in capital                                                                               190,137        191,063
   Retained earnings                                                                                        687,631        600,629
   Accumulated other comprehensive income - foreign currency translation                                    (54,400)       (31,160)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            838,399        775,563
   Less treasury stock, at cost (Class A common stock: 2000 -7,630,930 shares and 1999 - 7,844,756
         shares; Class B common stock:  2000 and 1999 - 4,753,184 shares)                                  (201,918)      (206,743)
------------------------------------------------------------------------------------------------------------------------------------

         Total stockholders' equity                                                                         636,481        568,820
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         $1,389,819      1,184,534
====================================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Alberto-Culver Company and Subsidiaries

===============================================================================================================================
                                                                                                  Year ended September 30
                                                                                            -----------------------------------
(In thousands)                                                                               2000          1999           1998
-------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net earnings                                                                             $103,184        86,290         83,067
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
   Depreciation                                                                            36,575        32,336         29,054
   Amortization of goodwill, trade names and other assets                                  13,063         9,838          9,051
   Non-recurring gain                                                                      (9,257)           --             --
   Deferred income taxes                                                                       73         2,082          9,924
   Other, net                                                                               2,361           621         (4,724)
   Cash effects of changes in (exclusive of acquisitions):
      Receivables, net                                                                     (9,612)      (15,868)        (4,185)
      Inventories                                                                          (5,056)      (42,656)       (15,973)
      Other current assets                                                                 (3,236)       (1,034)         3,689
      Accounts payable and accrued expenses                                                (3,085)       18,031         (6,726)
      Income taxes                                                                          1,655           305          7,175
-------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                           126,665        89,945        110,352
-------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
Short-term investments                                                                      1,538          (398)        10,650
Capital expenditures                                                                      (37,527)      (47,822)       (55,934)
Other assets                                                                               (2,816)       (7,412)        (3,253)
Payments for purchased businesses, net of acquired companies' cash                       (144,832)      (62,304)       (33,889)
Proceeds from sale of trademark                                                            10,000            --             --
Proceeds from disposals of assets                                                           3,172         2,891          1,664
-------------------------------------------------------------------------------------------------------------------------------
      Net cash used by investing activities                                              (170,465)     (115,045)       (80,762)
-------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
Short-term borrowings                                                                         464         1,156         (5,478)
Proceeds from issuance of long-term debt                                                  308,508        65,276        125,851
Debt issuance costs                                                                        (1,544)           --         (2,352)
Repayments of long-term debt                                                             (189,028)      (11,988)        (4,009)
Proceeds from sale of receivables                                                           5,000         5,000             --
Proceeds from exercise of stock options                                                     2,712         3,264         11,303
Cash dividends paid                                                                       (16,182)      (14,394)       (13,220)
Stock purchased for treasury                                                               (3,460)      (39,049)      (145,526)
-------------------------------------------------------------------------------------------------------------------------------
      Net cash provided (used) by financing activities                                    106,470         9,265        (33,431)
-------------------------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash                                            (3,964)         (629)           196
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                       58,706       (16,464)        (3,645)
Cash and cash equivalents at beginning of year                                             55,931        72,395         76,040
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                 $114,637        55,931         72,395
===============================================================================================================================

Supplemental Cash Flow Information:
Cash paid for:
   Interest                                                                              $ 16,687        13,870         10,709
   Income taxes                                                                          $ 48,711        45,755         30,791
Non-cash investing and financing activities:
   Conversion of subordinated debentures into Class A common shares                      $     --            --         99,875
   Issuance of Class A common shares for acquisition                                     $  1,959            --          4,414
===============================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Alberto-Culver Company and Subsidiaries

                                                   Number of Shares                                    Dollars
                                   -------------------------------------------------     ------------------------------------

                                    Common Stock Issued          Treasury Stock           Common Stock Issued      Additional
                                   --------------------      -----------------------     ---------------------      Paid-in
(In thousands)                     Class A      Class B      Class A         Class B     Class A       Class B      Capital
------------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1997      24,443       37,711       (1,833)        (4,178)      $5,378        $8,296       $91,222
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss):
  Net earnings
  Foreign currency translation
  ----------------------------------------------------------------------------------------------------------------------------------
  Total comprehensive income (loss)
Cash dividends
Stock options exercised                                         918                                                   1,606
Stock issued pursuant to
   employee incentive plans                                      56                                                   1,108
Stock issued for acquisition                                    171                                                   2,237
Stock issued upon conversion
   of subordinated debentures       6,170                                                 1,357
Stock purchased for treasury                                 (5,862)          (385)
------------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1998      30,613       37,711       (6,550)        (4,563)       6,735         8,296       192,610
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss):
  Net earnings
  Foreign currency translation
  ----------------------------------------------------------------------------------------------------------------------------------
  Total comprehensive income (loss)
Cash dividends
Stock options exercised                                         244                                                  (1,560)
Stock issued pursuant to
   employee incentive plans                                      58                                                      13
Stock purchased for treasury                                 (1,597)          (190)
------------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1999      30,613       37,711       (7,845)        (4,753)       6,735         8,296       191,063
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss):
   Net earnings
   Foreign currency translation
   ---------------------------------------------------------------------------------------------------------------------------------
   Total comprehensive income (loss)
Cash dividends
Stock options exercised                                         193                                                  (1,048)
Stock issued pursuant to
   employee incentive plans                                     116                                                    (221)
Stock issued for acquisition                                     75                                                     343
Stock purchased for treasury                                   (170)
------------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2000      30,613       37,711       (7,631)        (4,753)      $6,735        $8,296      $190,137
------------------------------------------------------------------------------------------------------------------------------------



                                                                           Dollars
                                          ------------------------------------------------------------------------------------------
                                                              Accumulated
                                                                 Other                                    Total
                                          Retained           Comprehensive          Treasury           Stockholders'
                                          Earnings           Income (Loss)            Stock               Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1997             $458,886             $(22,555)            $(44,223)            $497,004
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss):
  Net earnings                              83,067                                                         83,067
  Foreign currency translation                                   (5,576)                                   (5,576)
  ----------------------------------------------------------------------------------------------------------------------------------
  Total comprehensive income (loss)         83,067               (5,576)                                   77,491
Cash dividends                             (13,220)                                                       (13,220)
Stock options exercised                                                               12,628               14,234
Stock issued pursuant to
   employee incentive plans                                                              692                1,800
Stock issued for acquisition                                                           2,177                4,414
Stock issued upon conversion
   of subordinated debentures                                                                              97,794
Stock purchased for treasury                                                        (145,526)            (145,526)
------------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1998              528,733              (28,131)            (174,252)             533,991
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss):
  Net earnings                              86,290                                                         86,290
  Foreign currency translation                                   (3,029)                                   (3,029)
  ----------------------------------------------------------------------------------------------------------------------------------
  Total comprehensive income (loss)         86,290               (3,029)                                   83,261
Cash dividends                             (14,394)                                                       (14,394)
Stock options exercised                                                                5,296                3,736
Stock issued pursuant to
   employee incentive plans                                                            1,262                1,275
Stock purchased for treasury                                                         (39,049)             (39,049)
------------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1999              600,629              (31,160)            (206,743)             568,820
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss):
   Net earnings                            103,184                                                        103,184
   Foreign currency translation                                 (23,240)                                  (23,240)
   ---------------------------------------------------------------------------------------------------------------------------------
   Total comprehensive income (loss)       103,184              (23,240)                                   79,944
Cash dividends                             (16,182)                                                       (16,182)
Stock options exercised                                                                4,169                3,121
Stock issued pursuant to
   employee incentive plans                                                            2,500                2,279
Stock issued for acquisition                                                           1,616                1,959
Stock purchased for treasury                                                          (3,460)              (3,460)
------------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2000             $687,631             $(54,400)           $(201,918)            $636,481
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(1) Summary of Significant Accounting Policies
----------------------------------------------

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Alberto-Culver Company and its subsidiaries ("company"). All significant intercompany accounts and transactions have been eliminated. Certain amounts for prior periods have been reclassified to conform to the current year's presentation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Actual results may differ from these estimates. Management believes these estimates and assumptions are reasonable.

FINANCIAL INSTRUMENTS

All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. These investments are stated at cost which approximates market value.

Short-term investments are stated at cost which is equal to market value at September 30, 2000 and 1999.

The carrying amounts of accounts receivable, accounts payable and short-term borrowings approximate fair value due to the short maturities of these financial instruments.

The fair value of long-term debt was approximately $326.5 million at September 30, 2000.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value).

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost. Depreciation is recorded primarily on the straight-line method over periods ranging from three to forty years depending on the estimated useful lives of the assets. Expenditures for maintenance and repairs are expensed as incurred.

GOODWILL AND TRADE NAMES

The cost of goodwill and trade names is amortized on a straight-line basis over periods ranging from ten to forty years. Management periodically considers whether there has been a permanent impairment to the value of goodwill and trade names by evaluating various factors including current operating results, market and economic conditions and anticipated future results and cash flows. Accumulated amortization at September 30, 2000 and 1999 was $46.9 million and $37.9 million, respectively.

FOREIGN CURRENCY TRANSLATION

Foreign currency balance sheet accounts are translated at rates of exchange in effect at the balance sheet date. Results of operations are translated using the average exchange rates during the period.

Realized gains and losses from foreign currency transactions included in the consolidated statements of earnings resulted in gains (losses) of $258,000, ($21,000) and ($855,000) in 2000, 1999 and 1998, respectively.

ADVERTISING, PROMOTION AND MARKET RESEARCH

Advertising, promotion and market research costs are expensed as incurred and amounted to $286.4 million, $259.7 million and $257.7 million in 2000, 1999 and 1998, respectively.

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

CALCULATION OF EARNINGS PER SHARE

Basic earnings per share is calculated using the weighted average of actual shares outstanding of 55,790,000 in 2000, 56,378,000 in 1999 and 56,845,000 in
1998.

Diluted earnings per share is calculated using the weighted average shares outstanding of 56,410,000 in 2000, 57,162,000 in 1999 and 62,420,000 in 1998.
Diluted earnings per share in 1998 was determined by dividing net earnings before interest expense (net of tax benefit) on the convertible subordinated debentures by the weighted average shares outstanding, after giving effect to common shares to be issued assuming conversion of the convertible subordinated debentures to Class A common shares and other common equivalent shares. The convertible subordinated debentures were converted in July, 1998.

The following table provides the components used to calculate diluted earnings per share:

(In thousands)                            2000        1999         1998
-------------------------------------------------------------------------------
Net earnings                            $103,184     86,290       83,067
Interest expense on convertible
  subordinated debentures,
  net of tax benefit                          --         --        2,730
-------------------------------------------------------------------------------
Diluted net earnings                    $103,184     86,290       85,797
===============================================================================
Basic weighted average
  shares outstanding                      55,790     56,378       56,845
Effect of dilutive securities:
  Assumed conversion of
      subordinated debentures                 --         --        4,633
  Assumed exercise of stock options          564        709          917
  Other                                       56         75           25
-------------------------------------------------------------------------------
Diluted weighted average
   shares outstanding                     56,410     57,162       62,420

===============================================================================

STOCK-BASED COMPENSATION

The company uses the intrinsic value method of accounting for its stock-based compensation arrangements.

Alberto-Culver Company and Subsidiaries
--------------------------------------------------------------------------------

(2) Accrued Expenses
--------------------------------------------------------------------------------
Accrued expenses consist of the following:

(In thousands)                                              2000          1999
--------------------------------------------------------------------------------
Compensation and benefits                                $ 60,723        50,005
Advertising and promotions                                 36,135        32,193
Other                                                      38,257        32,184
--------------------------------------------------------------------------------
                                                         $135,115       114,382
================================================================================

(3) Long-Term Debt and Other Financing Arrangements
--------------------------------------------------------------------------------

Long-term debt, exclusive of current maturities, consists of the following:

(In thousands)                                              2000          1999
--------------------------------------------------------------------------------
8.25% notes due November, 2005                           $200,000            --
6.375% debentures due June, 2028                          120,000       120,000
6.2% term note due September, 2000                             --        20,000
4.1% variable rate revolving Swedish
 krona credit agreement due April, 2003                    19,053        27,303
Revolving credit facility                                      --        56,000
Other                                                       1,895         1,870
--------------------------------------------------------------------------------
                                                         $340,948       225,173
================================================================================

Maturities of long-term debt for the next five fiscal years are as follows (in thousands): 2001 - $587; 2002 - $560; 2003 - $20,158; 2004 - $18; 2005 - $4;
2006 and later -$320,208.

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

In April, 2000, the company issued $200 million of 8.25% senior notes due November 1, 2005. The company has the option to redeem the notes at any time, in whole or in part, at a price equal to 100% of the principal amount plus accrued interest and, if applicable, a make-whole premium.

The company has a $250 million revolving credit facility which expires in September, 2002. The facility, which had no borrowings outstanding at September 30, 2000, may be drawn in U.S. dollars or certain foreign currencies. The interest rate for the revolving credit facility is based on a fixed spread over LIBOR.

The $250 million revolving credit facility imposes restrictions on such items as total debt, liens and interest expense. At September 30, 2000, the company was in compliance with these arrangements.

The company has an agreement to sell, without recourse, up to $40 million of designated trade receivables on an ongoing basis. The agreement involves the sale of accounts receivable to a wholly-owned, special purpose entity (SPE), which in turn sells an undivided interest in a revolving pool of eligible receivables to a financial institution. The SPE is a separate corporate entity with its own creditors that are entitled to be satisfied out of the SPE's assets prior to those assets becoming available to its parent. The agreement expires in one year and is renewable annually upon the mutual consent of all parties. At September 30, 2000, the facility was fully utilized. Costs related to this arrangement are included in administrative expenses.

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

Cash dividends for Class B common stock in 2000, 1999 and 1998 were $9.6 million or $.29 per share, $8.4 million or $.255 per share and $7.6 million or $.23 per share, respectively. Cash dividends for Class A common stock in 2000, 1999 and 1998 were $6.6 million or $.29 per share, $6.0 million or $.255 per share and $5.6 million or $.23 per share, respectively. Class A common stock dividends per share have been equal to those of Class B common stock since the Class A shares were issued in April, 1986.

During fiscal year 1998, the Board of Directors authorized the company to purchase up to 6.0 million shares of its Class A common stock. This authorization was increased to 9.0 million shares in fiscal year 1999. As of September 30, 2000, the company had purchased 7.3 million Class A common shares under this program at a total cost of $162.9 million. In addition, during fiscal 1998 and 1999, the Board of Directors authorized the purchase of 385,000 and 190,000 Class B common shares from a related party at a total cost of $11.2 million and $5.0 million, respectively, which was equal to the fair market value of the shares on the dates of purchase.

Alberto-Culver Company and Subsidiaries

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

Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," requires either the adoption of a fair value based method of accounting for stock-based compensation or pro-forma disclosures as if the fair value method was adopted. The company has elected to continue measuring compensation expense for its stock-based plans using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and, accordingly, no compensation cost has been recognized in the consolidated statements of earnings. Had compensation expense for these plans been determined based upon the fair value of stock options on the dates of grant and recognized over the vesting period consistent with SFAS No. 123, the company's pro-forma net earnings and earnings per share for the years ended September 30, 2000, 1999 and 1998 would have been as follows (in thousands, except per share amounts):


                                         2000        1999       1998
=====================================================================
Net earnings:
   As reported                         $103,184     86,290     83,067
   Pro-forma                            $98,633     82,779     80,090
Basic earnings per share:
   As reported                            $1.85       1.53       1.46
   Pro-forma                              $1.77       1.47       1.41
Diluted earnings per share:
   As reported                            $1.83       1.51       1.37
   Pro-forma                              $1.75       1.45       1.33
=====================================================================

The weighted average fair value of options at the date of grant in 2000, 1999 and 1998 was $5.77, $4.96 and $7.37 per option, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                   2000          1999         1998
---------------------------------------------------------------------
Expected life                     5 years       5 years      5 years
Volatility                           24.8%         20.5%        19.5%
Risk-free interest rate          5.8%-6.5%     4.2%-5.2%    5.5%-5.9%
Dividend yield                   1.1%-1.4%     1.0%-1.2%    0.8%-1.0%
=====================================================================

Summarized information on the company's outstanding stock options at September 30, 2000 is as follows (options in thousands):

                       Options Outstanding         Options Exercisable
                --------------------------------   -------------------
                           Average      Weighted              Weighted
Range of        Number     Remaining    Average    Number     Average
Exercise          of      Contractual    Option      of        Option
Prices          Options      Life        Price     Options     Price
----------------------------------------------------------------------
$9.75-$13.38     1,090     4.1 years     $12.19     1,090      $12.19
$16.34-$23.19    3,142     8.0 years     $20.38     1,282      $20.40
$25.09-$26.19      722     7.0 years     $26.19       540      $26.19
=====================================================================

Stock option activity under the plans is summarized as follows (options in thousands):

                                          Number           Weighted
                                            of              Average
                                          Options        Option Price
=====================================================================
Outstanding at September 30, 1997          3,255            $14.03
------------------------------------------------
   Granted                                   927            $26.19
   Exercised                                (918)           $12.32
   Canceled                                 (209)           $18.61
   ---------------------------------------------
Outstanding at September 30, 1998          3,055            $17.92
------------------------------------------------

   Granted                                 1,187            $21.41
   Exercised                                (244)           $13.37
   Canceled                                 (288)           $22.16
   ---------------------------------------------
Outstanding at September 30, 1999          3,710            $19.01
------------------------------------------------

   Granted                                 1,590            $19.93
   Exercised                                (193)           $14.05
   Canceled                                 (153)           $21.42
   ---------------------------------------------
Outstanding at September 30, 2000          4,954            $19.42

=====================================================================

Exercisable at September 30:
 1998                                      1,213            $15.04
 1999                                      1,985            $16.99
 2000                                      2,912            $18.40

=====================================================================

The company is also authorized to grant up to 500,000 shares of Class A common stock to employees under its restricted stock plan. The restricted shares vest on a cumulative basis in four equal annual installments commencing four years after the date of grant. During fiscal year 2000, employees were granted 116,000 restricted shares at a weighted average fair value of $19.83 per share on the date of grant. At September 30, 2000, there were 306,750 restricted shares outstanding.

(6) Income Taxes

The provisions for income taxes consist of the following:

(In thousands)                   2000            1999         1998
===================================================================

Current:
  Federal                      $35,739          30,965       28,176
  Foreign                       12,000           9,966        6,089
  State                          3,285           4,480        5,122
-------------------------------------------------------------------
                                51,024          45,411       39,387
-------------------------------------------------------------------
Deferred:
  Federal                         (874)          2,189        6,928
  Foreign                        1,327            (402)       2,716
  State                           (380)            295          280
-------------------------------------------------------------------
                                    73           2,082        9,924
-------------------------------------------------------------------
                               $51,097          47,493       49,311
===================================================================

Alberto-Culver Company and Subsidiaries
--------------------------------------------------------------------------------

(6) Income Taxes (continued)
--------------------------------------------------------------------------------

The difference between the United States statutory federal income tax rate and the effective income tax rate is summarized below:

                                                       2000      1999     1998
--------------------------------------------------------------------------------

Statutory tax rate                                     35.0%    35.0%    35.0%
Effect of foreign income tax rates                     (2.6)    (2.5)     (.8)
State income taxes, net of federal tax benefit          1.2      2.3      2.7
Other, net                                              (.5)      .7       .4
--------------------------------------------------------------------------------
Effective tax rate                                     33.1%    35.5%    37.3%
================================================================================

Significant components of the company's deferred tax assets and liabilities at September 30, 2000 and 1999 are as follows:

(In thousands)                                             2000         1999
--------------------------------------------------------------------------------

 Deferred tax assets attributable to:
    Accrued expenses                                    $ 17,195        12,313
    Other                                                  1,946         1,429
--------------------------------------------------------------------------------
Total deferred tax assets                                 19,141        13,742
--------------------------------------------------------------------------------
Deferred tax liabilities attributable to:
    Depreciation and amortization                         39,761        34,348
    Inventory adjustments                                  4,269         2,274
    State income taxes                                       534           914
--------------------------------------------------------------------------------
Total deferred tax liabilities                            44,564        37,536
--------------------------------------------------------------------------------
Net deferred tax liabilities                            $(25,423)      (23,794)
================================================================================

Other current assets at September 30, 2000 and 1999 include $12.9 million and $10.0 million, respectively, of net deferred tax assets. Management believes that it is more likely than not that results of future operations will generate sufficient taxable income to realize the deferred tax assets. Accordingly, there is no valuation allowance recorded at September 30, 2000 and 1999.

Domestic earnings before income taxes were $124.4 million, $107.2 million and $105.0 million in 2000, 1999 and 1998, respectively. Foreign operations had earnings before income taxes of $29.9 million (including the non-recurring gain), $26.6 million and $27.4 million in 2000, 1999 and 1998, respectively.

Undistributed earnings of the company's foreign operations amounting to $175.2 million are intended to remain permanently invested to finance future growth and expansion. Accordingly, no U.S. income taxes have been provided on those earnings at September 30, 2000. Should such earnings be distributed, the credits for foreign income taxes paid would substantially offset applicable U.S. income taxes.

(7) Lease Commitments
--------------------------------------------------------------------------------

The major portion of the company's leases are for Sally Beauty Company stores. Other leases cover certain manufacturing and warehousing properties, office facilities, data processing equipment and automobiles. At September 30, 2000, future minimum payments under non-cancelable leases are as follows:

                                              Operating                Capital
(In thousands)                                  Leases                  Leases
--------------------------------------------------------------------------------
2001                                           $ 55,298                    293
2002                                             45,731                    149
2003                                             34,562                     84
2004                                             20,871                     26
2005                                             10,436                      7
2006 and later                                   13,832                     --
--------------------------------------------------------------------------------
Total minimum lease payments                   $180,730                    559
================================================================================

Total rental expense for operating leases amounted to $74.9 million in 2000, $69.8 million in 1999 and $63.1 million in 1998. Certain leases require the company to pay real estate taxes, insurance, maintenance and special assessments.

(8) Business Segments and Geographic Area Information
--------------------------------------------------------------------------------

Effective for fiscal year 1999 reporting, the company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for reporting information about operating segments, products and services, and geographic areas. The presentation of segment information reflects the manner in which management organizes segments for making operating decisions and assessing performance. The company's consumer products business includes two segments, "Alberto-Culver North America" and "Alberto-Culver International," and includes developing, manufacturing, distributing and marketing branded consumer products worldwide. The Alberto-Culver North America segment also includes the manufacturing of custom label products for other companies. The "Specialty distribution - Sally" business segment consists of Sally Beauty Company, a distributor of professional beauty supplies through its Sally Beauty Supply stores and its Beauty Systems Group full-service operations.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The company accounts for sales between segments as if the sales were to a third party, however, sales between segments are eliminated in consolidation.

Alberto-Culver Company and Subsidiaries
--------------------------------------------------------------------------------

(8) Business Segments and Geographic Area Information (continued)
--------------------------------------------------------------------------------

Segment data for the years ended September 30, 2000, 1999 and 1998 is as follows:

Business Segments Information (In thousands)                                             2000               1999             1998
-----------------------------------------------------------------------------------------------------------------------------------
Net sales:
   Consumer products:
      Alberto-Culver North America                                                    $  539,279           455,527          458,225
      Alberto-Culver International                                                       450,175           441,439          420,472
-----------------------------------------------------------------------------------------------------------------------------------
      Total consumer products                                                            989,454           896,966          878,697
   Specialty distribution - Sally                                                      1,281,065         1,096,867          972,792
   Eliminations                                                                          (23,356)          (17,905)         (16,778)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      $2,247,163         1,975,928        1,834,711
===================================================================================================================================
Earnings before provision for income taxes:
   Consumer products:
      Alberto-Culver North America                                                    $   34,991            27,983           25,386
      Alberto-Culver International                                                        18,170            22,519           25,334
   --------------------------------------------------------------------------------------------------------------------------------
      Total consumer products                                                             53,161            50,502           50,720
   Specialty distribution - Sally                                                        125,640           111,252          100,760
   --------------------------------------------------------------------------------------------------------------------------------
      Segment operating profit                                                           178,801           161,754          151,480
   Non-recurring gain (note 9)                                                             9,257                --               --
   Unallocated expenses, net*                                                            (14,568)          (15,252)         (10,495)
   Interest expense, net of interest income                                              (19,209)          (12,719)          (8,607)
   --------------------------------------------------------------------------------------------------------------------------------
                                                                                      $  154,281           133,783          132,378
===================================================================================================================================
Identifiable assets:
   Consumer products:
      Alberto-Culver North America                                                    $  316,656           256,334          231,237
      Alberto-Culver International                                                       374,206           382,345          327,435
   --------------------------------------------------------------------------------------------------------------------------------
      Total consumer products                                                            690,862           638,679          558,672
   Specialty distribution - Sally                                                        589,955           497,570          421,050
   Corporate**                                                                           109,002            48,285           88,462
   --------------------------------------------------------------------------------------------------------------------------------
                                                                                      $1,389,819         1,184,534        1,068,184
===================================================================================================================================
Depreciation and amortization expense:
   Consumer products:
      Alberto-Culver North America                                                    $   14,587            12,358           10,504
      Alberto-Culver International                                                        12,471            10,713           10,349
   --------------------------------------------------------------------------------------------------------------------------------
      Total consumer products                                                             27,058            23,071           20,853
   Specialty distribution - Sally                                                         20,527            17,931           16,202
   Corporate                                                                               2,053             1,172            1,050
   --------------------------------------------------------------------------------------------------------------------------------
                                                                                      $   49,638            42,174           38,105
===================================================================================================================================
Capital expenditures:
   Consumer products:
      Alberto-Culver North America                                                    $   10,259            17,488           15,038
      Alberto-Culver International                                                        10,337            12,002            9,953
   --------------------------------------------------------------------------------------------------------------------------------
      Total consumer products                                                             20,596            29,490           24,991
   Specialty distribution - Sally                                                         16,931            18,601           15,158
   Corporate                                                                                  --                --           16,000
   --------------------------------------------------------------------------------------------------------------------------------
                                                                                      $   37,527            48,091           56,149
===================================================================================================================================
*   "Unallocated expenses, net" principally consists of general corporate expenses.
**  Corporate identifiable assets are primarily cash, cash equivalents, short-term investments and equipment.

Geographic data for the years ended September 30, 2000, 1999 and 1998 is as follows:

Geographic Area Information (In thousands)                                               2000              1999             1998
-----------------------------------------------------------------------------------------------------------------------------------
Net sales:
   United States                                                                      $1,698,189         1,443,343        1,344,592
   Foreign                                                                               565,970           549,688          505,319
   Eliminations                                                                          (16,996)          (17,103)         (15,200)
   --------------------------------------------------------------------------------------------------------------------------------
                                                                                      $2,247,163         1,975,928        1,834,711
====================================================================================================================================
Operating profit:
   United States                                                                      $  149,879           133,201          119,409
   Foreign                                                                                28,922            28,553           32,071
   ---------------------------------------------------------------------------------------------------------------------------------
                                                                                      $  178,801           161,754          151,480
====================================================================================================================================
Identifiable assets:
   United States                                                                      $  871,727           708,524          598,627
   Foreign                                                                               409,090           427,725          381,095
   Corporate*                                                                            109,002            48,285           88,462
   ---------------------------------------------------------------------------------------------------------------------------------
                                                                                      $1,389,819         1,184,534        1,068,184
====================================================================================================================================

* Corporate identifiable assets are primarily cash, cash equivalents, short-term investments and equipment.

(9) Non-Recurring Gain

In the first quarter of fiscal year 2000, the company sold a European trademark for $10.0 million. The transaction resulted in a non-recurring pre-tax gain of $9.3 million and an increase in net earnings of $6.0 million. The non-recurring gain added 11 cents to the company's basic and diluted earnings per share.

The following table provides pro-forma information excluding the non-recurring gain (in thousands, except per share data):

                                   2000           1999            1998
-----------------------------------------------------------------------
Pre-tax earnings                $145,024        133,783         132,378
Net earnings                     $97,167         86,290          83,067
Net earnings per share:
   Basic                           $1.74           1.53            1.46
   Diluted                         $1.72           1.51            1.37
=======================================================================

(10) Quarterly Financial Data

Unaudited quarterly consolidated statement of earnings information for the years ended September 30, 2000 and 1999 is summarized below (in thousands, except per share amounts):

                                  1st             2nd             3rd             4th
                                Quarter         Quarter         Quarter         Quarter
---------------------------------------------------------------------------------------
2000 As Reported:
Net sales                       $525,799        553,813         573,095         594,456
Cost of products sold           $257,370        271,520         280,377         296,483
Net earnings                     $26,833         22,757          25,466          28,128
Earnings per share:
     Basic                          $.48            .41             .46             .50
     Diluted                        $.48            .40             .45             .50
---------------------------------------------------------------------------------------
2000 Pro Forma:
Net earnings before
  non-recurring gain             $20,816*        22,757          25,466          28,128
Earnings per share before
  non-recurring gain:
     Basic                          $.37*           .41             .46             .50
     Diluted                        $.37*           .40             .45             .50
---------------------------------------------------------------------------------------
1999:
Net sales                       $464,551        487,396         500,432         523,549
Cost of products sold           $228,757        237,801         247,786         259,358
Net earnings                     $18,620         20,050          22,671          24,949
Earnings per share:
     Basic                          $.33            .35             .40             .45
     Diluted                        $.32            .35             .40             .44
---------------------------------------------------------------------------------------

*Excludes a non-recurring gain of $6.0 million or $.11 basic and diluted earnings per share.

(11) Acquisitions

The company made acquisitions during fiscal years 2000, 1999 and 1998 which individually were insignificant to the consolidated financial statements. The acquisitions were accounted for using the purchase method, and accordingly, the results of operations of the acquired businesses have been included in the consolidated financial statements from the dates of acquisition. Total goodwill of $101.9 million, $39.3 million and $28.3 million was recorded in fiscal years 2000, 1999 and 1998, respectively, as a result of the acquisitions.

Independent Auditors' Report
----------------------------
The Board of Directors and Stockholders
Alberto-Culver Company:
--------------------------------------------------------------------------------

We have audited the accompanying consolidated balance sheets of Alberto-Culver Company and Subsidiaries as of September 30, 2000 and 1999 and the related consolidated statements of earnings, cash flows and stockholders' equity for each of the years in the three-year period ended September 30, 2000. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alberto-Culver Company and Subsidiaries as of September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
KPMG LLP
Chicago, Illinois
October 25, 2000



Management's Discussion and Analysis of Results of Operations and Financial Condition
Alberto-Culver Company and Subsidiaries
________________________________________________________________________________

RESULTS OF OPERATIONS

Fiscal year 2000 marked the company's ninth consecutive year of record sales and record operating earnings. Net sales for the year ended September 30, 2000 were $2.25 billion, an increase of 13.7% over prior year sales of $1.98 billion. Net sales in 1998 were $1.83 billion.

Record net earnings of $103.2 million in 2000, including the non-recurring gain described below, increased 19.6% from 1999 net earnings of $86.3 million. Basic earnings per share of $1.85 were 32 cents or 20.9% higher than 1999 and diluted earnings per share were $1.83, an increase of 32 cents or 21.2% from 1999.

As described in "note 9" to the consolidated financial statements, the company sold a European trademark in fiscal year 2000. As a result, the company recognized a non-recurring pre-tax gain of $9.3 million and an increase in net earnings of $6.0 million. Accordingly, basic and diluted earnings per share increased 11 cents as a result of the gain.

Net earnings before the non-recurring gain for fiscal year 2000 were $97.2 million or 12.6% higher than the same period of the prior year. Basic earnings per share before the non-recurring gain were $1.74 in fiscal year 2000 compared to $1.53 in fiscal year 1999. Diluted earnings per share before the non-recurring gain increased 13.9% to $1.72 in fiscal year 2000 from $1.51 in fiscal year 1999.

Sales of Alberto-Culver North America consumer products in fiscal year 2000 increased to $539.3 million from $455.5 million in 1999. The current year increase primarily resulted from higher sales of the Alberto VO5 Herbals line of shampoos and conditioners, St. Ives Swiss Formula facial and body wash product lines, the Motions line of hair care products, TRESemme hair care products and higher sales for custom label filling operations, along with the impact of the Pro-Line acquisition. In 1999, sales decreased 0.6% compared to 1998 sales of $458.2 million primarily due to sales declines for the Cortexx and VO Fine hair care lines which were new products introduced in fiscal years 1997 and 1998, respectively, partially offset by higher 1999 sales for the Alberto VO5 Herbals line of shampoos and conditioners and the relaunch of St. Ives Swiss Formula facial products.

Alberto-Culver International consumer products sales increased 2.0% to $450.2 million in 2000 compared to $441.4 million in 1999. The fiscal year 2000 results were negatively impacted by the effect of foreign exchange rates. Had foreign exchange rates in fiscal year 2000 been the same as 1999, Alberto-Culver International sales would have increased 8.9%, primarily due to higher sales of Advanced Alberto VO5 hair care products and acquisitions in Latin America and Poland. In 1999, International sales increased 5.0% to $441.4 million from $420.5 million in fiscal year 1998.

Sales of the "Specialty distribution - Sally" business segment increased to $1.28 billion in fiscal year 2000, compared to $1.10 billion and $972.8 million in 1999 and 1998, respectively. The sales increases of 16.8% in 2000 and 12.8% in 1999 were attributable to higher sales for established Sally Beauty Company outlets, the addition of stores during the year and the expansion of Sally's full service operations. The number of Sally stores increased 26.8% during the last three fiscal years to a total of 2,325 at September 30, 2000 compared to 2,157 and 1,998 at the end of fiscal years 1999 and 1998, respectively.

Management's Discussion and Analysis of Results of Operations and Financial Condition (Continued)
Alberto-Culver Company and Subsidiaries
--------------------------------------------------------------------------------

Cost of products sold as a percentage of sales was 49.2% in fiscal year 2000 compared to 49.3% in 1999 and 49.2% in 1998. The lower cost of products sold percentage in fiscal year 2000 compared to the prior year was primarily due to product mix.

Advertising, promotion, selling and administrative expenses increased 14.2% in fiscal year 2000 and 8.1% in 1999. The increases in fiscal year 2000 and 1999 primarily resulted from the higher selling and administration costs associated with the growth of the Sally Beauty Company business and higher expenditures for advertising, promotion and market research.

Advertising, promotion and market research expenditures were $286.4 million, $259.7 million and $257.7 million in fiscal years 2000, 1999 and 1998, respectively. The higher expenses in fiscal year 2000 were mainly attributable to increased advertising and promotion expenditures for North America related to the growth of its business and the acquisition of Pro-Line and higher expenses for International primarily related to Advanced Alberto VO5 and acquisitions in Latin America and Poland.

Interest expense, net of interest income, was $19.2 million, $12.7 million and $8.6 million in fiscal years 2000, 1999 and 1998, respectively. Interest expense was $23.7 million in fiscal year 2000 versus $14.8 million in 1999 and $12.2 million in 1998. The increase in interest expense in fiscal year 2000 was primarily attributable to $8.1 million of interest expense related to the $200 million of 8.25% senior notes issued in April, 2000, along with higher interest expense related to borrowings under the revolving credit facility which were outstanding during the first six months of fiscal year 2000. Interest income in fiscal year 2000 was $4.5 million, compared to $2.1 million in 1999 and $3.6 million in 1998. The increase in fiscal year 2000 was principally due to higher interest income resulting from investing the net proceeds of the senior notes.

The provision for income taxes as a percentage of earnings before income taxes was 33.1% in 2000, 35.5% in 1999 and 37.3% in 1998. The lower tax rate in fiscal year 2000 was primarily due to the realization of certain tax benefits. Other factors which influenced the effective tax rates for those years are described in "note 6" to the consolidated financial statements.

FINANCIAL CONDITION

Working capital at September 30, 2000 was $399.7 million, an increase of $90.5 million from the prior year's working capital of $309.2 million. The resulting current ratio was 2.17 to 1.00 at September 30, 2000 compared to 1.92 to 1.00 last year.

Accounts receivable increased 7.0% to $154.2 million from $144.1 million last year. The increase was principally due to the effect of acquisitions.

Inventories were $445.3 million at September 30, 2000, up 5.5% compared to $421.9 million last year. The increase primarily resulted from acquisitions and the growth of Sally Beauty Company's business.

Net property, plant and equipment increased $1.3 million to $240.1 million at September 30, 2000. The increase resulted primarily from additional Sally stores, acquisitions, warehouse and office expenditures, and outlays for machinery, equipment and information systems, substantially offset by depreciation during fiscal year 2000 and the effects of foreign exchange rates.

Management's Discussion and Analysis of Results of Operations and Financial Condition (Continued)
Alberto-Culver Company and Subsidiaries
--------------------------------------------------------------------------------

Goodwill and trade names, net of amortization, were $347.6 million as of September 30, 2000, up $102.6 million from 1999. The increase in goodwill and trade names was due to additional goodwill from acquisitions by the company partially offset by amortization and the effects of foreign exchange rates.

Accounts payable of $183.8 million at September 30, 2000 decreased $15.1 million compared to 1999, primarily due to the timing of inventory purchases and vendor payments and the impact of foreign exchange rates, partially offset by increases in payables related to the continued growth of the business and the effect of acquisitions.

Long-term debt increased $115.8 million to $340.9 million at September 30, 2000 principally due to the issuance of $200 million of 8.25% senior notes in April, 2000, partially offset by the $56.0 million payoff of domestic revolver borrowings and the repayment of $20 million of notes payable.

Total stockholders' equity increased $67.7 million to $636.5 million at September 30, 2000. The increase was primarily due to net earnings for the fiscal year, partially offset by dividend payments and the weakening of certain foreign currencies against the U.S. dollar.

LIQUIDITY AND CAPITAL RESOURCES

The company's primary sources of cash over the past three years have been from funds provided by operating activities, the issuance of $200 million of 8.25% senior notes in April, 2000 and the issuance of $120 million of 6.375% debentures in June, 1998. Operating activities provided cash of $126.7 million, $89.9 million and $110.4 million in 2000, 1999 and 1998, respectively.

The company has obtained long-term financing as needed to fund acquisitions and other growth opportunities. Funds also may be obtained prior to their actual need in order to take advantage of opportunities in the debt markets. In April, 2000, the company issued $200 million of 8.25% senior notes due November, 2005. In June, 1998, the company issued $120 million of 6.375% debentures due June, 2028. In September, 1997, the company obtained a five-year, $200 million revolving credit facility, which was increased to $250 million in fiscal year 2000. The facility, which had no borrowings outstanding at September 30, 2000, may be drawn in U.S. dollars or in certain foreign currencies. Under debt covenants, the company has the ability to incur up to $609 million of additional borrowings.

The primary uses of cash during the three-year period ending September 30, 2000 have been for acquisitions of $241.0 million, repayments of long-term debt of $205.0 million, purchases of treasury stock of $188.0 million, capital expenditures of $141.3 million and cash dividends of $43.8 million.

Compared to 1997, cash dividends per share increased 48.7% over the three-year period ended September 30, 2000. Cash dividends paid on Class A and Class B common stock were $.290 per share in 2000, $.255 per share in 1999 and $.230 per share in 1998.

The company anticipates that cash flows from operations and available credit will be sufficient to fund operating requirements in future years. During fiscal year 2001, the company expects that cash will continue to be used for acquisitions, capital expenditures, new product development, market expansion and dividend payments. The company may also purchase shares of its common stock depending on market conditions. During fiscal years 1998 and 1999, the Board of Directors authorized the company to purchase up to 9.0 million shares of its Class A common stock. As of September 30, 2000, 1.7 million Class A shares remained available for purchase under the authorizations. No Class A shares have been purchased since October, 1999.

Management's Discussion and Analysis of Results of Operations and Financial Condition (Continued)
Alberto-Culver Company and Subsidiaries
--------------------------------------------------------------------------------

INFLATION

The company was not significantly affected by inflation during the past three years. Management continuously attempts to resist cost increases and counteract the effects of inflation through productivity improvements, cost reduction programs and price increases within the constraints of the highly competitive markets in which the company operates.

MARKET RISK

As a multinational corporation that manufactures and markets products in countries throughout the world, the company is subject to certain market risks including foreign currency, interest rates and government actions. The company considers a variety of practices to manage these market risks, including, when deemed appropriate, the occasional use of derivative financial instruments. The company uses derivative financial instruments only for risk management and does not use them for trading or speculative purposes.

The company is exposed to potential gains or losses from foreign currency fluctuations affecting net investments and earnings denominated in foreign currencies. The company"s primary exposures are to changes in exchange rates for the U.S. dollar versus the Swedish krona, the British pound sterling, the Canadian dollar, the Euro, the Australian dollar, the Mexican peso and the Argentine peso.

The company's various currency exposures often offset each other, providing a natural hedge against currency risk. Periodically, specific foreign currency transactions (e.g. inventory purchases, royalty payments, etc.) are hedged with forward contracts to reduce the foreign currency risk. Gains and losses on these foreign currency hedges are included in the basis of the underlying hedged transactions. As of September 30, 2000, the company had no material outstanding foreign currency contracts.

Interest rate risk is managed through a combination of fixed rate and variable rate debt with varying maturities. At September 30, 2000, variable rate long-term debt was $19.1 million or 5.6% of total long-term debt.

The company has periodically used interest rate swaps to manage interest rate risk on debt securities. These instruments allow the company to exchange variable rate debt into fixed rate or fixed rate debt into variable rate. Interest rate differentials paid or received on these arrangements are recognized as adjustments to interest expense over the life of the agreement. At September 30, 2000, the company had no interest rate swaps outstanding.

The company is exposed to credit risk on certain assets, primarily cash equivalents, short-term investments and accounts receivable. The credit risk associated with cash equivalents and short-term investments is mitigated by the company"s policy of investing in securities with high credit ratings.

The company provides credit to customers in the ordinary course of business and performs ongoing credit evaluations. Concentrations of credit risk with respect to trade receivables are limited due to the number of customers comprising the company"s customer base. The company currently believes its allowance for doubtful accounts is sufficient to cover customer credit risks.

New Accounting Standards

In June, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS Nos. 137 and 138, requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. The accounting treatment of gains or losses resulting from changes in the values of those derivatives is dependent on the use of the derivative and whether it qualifies for hedge accounting. The company is required to comply with SFAS No. 133, as amended, in the first quarter of fiscal year 2001 and estimates its adoption will not have a material effect on the consolidated financial statements.

In December, 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition". SAB No. 101 provides guidance in applying generally accepted accounting principles to revenue recognition. The company is required to comply with SAB No. 101 in the fourth quarter of fiscal year 2001 and estimates its adoption will not have a material effect on the consolidated financial statements.

In May, 2000 the FASB's Emerging Issue Task Force (EITF) reached a consensus on Issue No. 00-14, "Accounting for Certain Sales Incentives." EITF Issue No. 00-14 addresses the recognition, measurement and income statement classification for various types of sales incentives including coupons, rebates and free products. The company is required to comply with EITF Issue No. 00-14 in the fourth quarter of fiscal year 2001. The company estimates its adoption will result in an insignificant reduction of consolidated net sales, but will have no effect on consolidated net earnings.

In September, 2000, the EITF reached a consensus on Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF Issue No. 00-10 addresses the income statement classification of shipping and handling fees and costs. The company is required to comply with EITF Issue No. 00-10 in the fourth quarter of fiscal year 2001 and estimates its adoption will not have a material effect on the consolidated financial statements.

Selected Financial Data
Alberto-Culver Company and Subsidiaries
--------------------------------------------------------------------------------

Year ended September 30,
(In thousands, except per share data)                           2000        1999        1998        1997        1996        1995
-----------------------------------------------------------------------------------------------------------------------------------
Operating Results:
Net sales                                                    $2,247,163   1,975,928   1,834,711   1,775,258   1,590,409   1,358,219
Cost of products sold                                         1,105,750     973,702     902,095     880,416     805,080     682,589
Interest expense                                                 23,747      14,849      12,170      11,826      15,905       9,946
Earnings before non-recurring gain and income taxes (1)         145,024     133,783     132,378     120,487     100,014      84,242
Provision for income taxes (1)                                   47,857      47,493      49,311      44,881      37,270      31,591
Net earnings before non-recurring gain (1)                       97,167      86,290      83,067      75,606      62,744      52,651
Net earnings per share before non-recurring gain (1) (2):
    Basic                                                          1.74        1.53        1.46        1.35        1.13        0.95
    Diluted                                                        1.72        1.51        1.37        1.25        1.06        0.94
-----------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding (2):
    Basic                                                        55,790      56,378      56,845      55,967      55,571      55,430
    Diluted                                                      56,410      57,162      62,420      63,377      62,776      57,053

Shares outstanding at year end (2):
    Class A                                                      22,982      22,768      24,063      22,610      22,097      21,926
    Class B                                                      32,957      32,957      33,148      33,533      33,533      33,533
-----------------------------------------------------------------------------------------------------------------------------------
Financial Condition:
Current ratio                                                 2.17 to 1   1.92 to 1   1.89 to 1   1.86 to 1   1.79 to 1   2.28 to 1
Working capital                                              $  399,748     309,153     277,940     269,007     226,123     301,706
Cash, cash equivalents and
    short-term investments                                      114,951      57,816      73,305      87,600      71,557     146,985
Property, plant and equipment, net                              240,091     238,753     223,476     190,998     175,920     157,791
Total assets                                                  1,389,819   1,184,534   1,068,184   1,000,059     909,266     815,086
Long-term debt                                                  340,948     225,173     171,760     149,441     161,548     183,094
Stockholders' equity                                            636,481     568,820     533,991     497,004     425,096     370,903
Cash dividends                                                   16,182      14,394      13,220      10,909       9,724       8,590
Cash dividends per share (2)(3)                                   0.290       0.255       0.230       0.195       0.175       0.155
-----------------------------------------------------------------------------------------------------------------------------------


Year ended September 30,
(In thousands, except per share data)                          1994         1993        1992        1991
-----------------------------------------------------------------------------------------------------------
Operating Results:
Net sales                                                    1,216,119    1,147,990   1,091,286     873,719
Cost of products sold                                          602,749      564,260     534,979     424,566
Interest expense                                                 8,630        9,661      11,665       6,822
Earnings before non-recurring gain and income taxes (1)         71,078       65,129      61,356      47,928
Provision for income taxes (1)                                  27,010       23,857      22,740      17,812
Net earnings before non-recurring gain (1)                      44,068       41,272      38,616      30,116
Net earnings per share before non-recurring gain (1) (2):
    Basic                                                         0.79         0.72        0.68        0.53
    Diluted                                                       0.79         0.72        0.68        0.53
-----------------------------------------------------------------------------------------------------------
Weighted average shares outstanding (2):
    Basic                                                       56,063       57,361      56,726      56,606
    Diluted                                                     56,083       57,434      56,726      56,606

Shares outstanding at year end (2):
    Class A                                                     21,826       23,126      23,491      22,875
    Class B                                                     33,534       33,604      33,604      33,604
-----------------------------------------------------------------------------------------------------------
Financial Condition:
Current ratio                                                1.86 to 1    2.05 to 1   1.88 to 1   2.11 to 1
Working capital                                                185,747      205,050     193,080     212,268
Cash, cash equivalents and
    short-term investments                                      50,362       73,947      80,158      84,595
Property, plant and equipment, net                             132,881      124,449     121,703     114,910
Total assets                                                   610,208      593,046     610,400     574,413
Long-term debt                                                  42,976       80,184      84,549      97,820
Stockholders' equity                                           326,970      298,857     286,222     249,431
Cash dividends                                                   7,708        7,893       6,665       6,093
Cash dividends per share (2)(3)                                 0.1375    0.1375(3)      0.1175      0.1075
-----------------------------------------------------------------------------------------------------------

   (1) Fiscal year 2000 excludes a non-recurring gain from the sale of a trademark (note 9). Pre-tax earnings including the non-recurring gain were $154.3 million. Net earnings including the non-recurring gain were $103.2 million, after deducting income taxes of $51.1 million, resulting in basic earnings per share of $1.85 and diluted earnings per share of $1.83.

       Fiscal year 1997 excludes a non-recurring gain from an insurance settlement for the loss of the company's corporate airplane. Pre-tax earnings including the non-recurring gain were $136.1 million. Net earnings including the non-recurring gain were $85.4 million, after deducting income taxes of $50.7 million, resulting in basic earnings per share of $1.53 and diluted earnings per share of $1.41.

   (2) Net earnings per share, shares outstanding and cash dividends per share have been restated to reflect the 100% stock dividends on the company's Class A and Class B outstanding shares in February, 1997 and February, 1990.

   (3) Cash dividends per share on Class A common stock and Class B common stock have been equal since the Class A shares were issued in April, 1986. Cash dividends paid in fiscal 1993 included a one-time extraordinary dividend of one cent per share in recognition of the company surpassing one billion dollars in sales for the fiscal year ended September 30, 1992.

Market Price of Common Stock and Cash Dividends Per Share
Alberto-Culver Company and Subsidiaries
================================================================================

The high and low sales prices of both classes of the company's common stock on the New York Stock Exchange and cash dividends per share in each quarter of fiscal years 2000 and 1999 are as follows:

                                                           Market Price Range                                       Cash
                                        -------------------------------------------------------                   Dividends
                                                 2000                            1999                             Per Share
                                        -----------------------         -----------------------             --------------------
                                        High            Low             High            Low                  2000          1999
------------------------------------------------------------------------------------------------------------------------------------
Class A (NYSE Symbol ACVA):
   First Quarter                        $23-5/8         19-7/16         25-1/2          20-5/8              $ .065          .060
   Second Quarter                       $23-1/2         18-1/4          26-1/8          21-1/8                .075          .065
   Third Quarter                        $26-5/8         21-3/8          25              19-3/4                .075          .065
   Fourth Quarter                       $26-1/2         23-1/2          23-3/8          19-9/16               .075          .065
   -----------------------------------------------------------------------------------------------------------------------------
                                                                                                            $ .290          .255
------------------------------------------------------------------------------------------------------------------------------------

Class B (NYSE Symbol ACV):
   First Quarter                        $27-5/8         22-5/16         27-3/16         22-7/8              $ .065          .060
   Second Quarter                       $27-1/8         19-3/8          27-3/4          22-7/8                .075          .065
   Third Quarter                        $31-13/16       23-3/16         27-7/8          21-9/16               .075          .065
   Fourth Quarter                       $31-1/2         27-3/8          27-3/8          23                    .075          .065
   -----------------------------------------------------------------------------------------------------------------------------
                                                                                                            $ .290          .255
------------------------------------------------------------------------------------------------------------------------------------

As of November 17, 2000, stockholders of record totaled 923 for Class A shares and 944 for Class B shares.