Form 10-K405, Exhibit 13
period 2001-09-30
ALBERTO CULVER CO
filed 2001-12-14
CIK 3327

FINANCIAL HIGHLIGHTS
--------------------
Alberto-Culver Company and Subsidiaries
--------------------------------------------------------------------------------

                                                                      Year ended September 30,
                                                                      ------------------------
(In thousands, except per share data)                                       2001         2000      % Change
-----------------------------------------------------------------------------------------------------------
Net sales                                                             $2,494,180    2,247,163          11.0%
-----------------------------------------------------------------------------------------------------------

Earnings before provision for income taxes                            $  167,236      154,281*          8.4%
-----------------------------------------------------------------------------------------------------------

Net earnings                                                          $  110,376      103,184*          7.0%
-----------------------------------------------------------------------------------------------------------

Net earnings per share:
   Basic                                                              $     1.96         1.85*          5.9%
   Diluted                                                            $     1.91         1.83*          4.4%
-----------------------------------------------------------------------------------------------------------

Cash dividends per share for Class A and Class B common stock         $    .3225         .290          11.2%
-----------------------------------------------------------------------------------------------------------

Weighted average shares outstanding:
   Basic                                                                  56,176       55,790           0.7%
   Diluted                                                                57,838       56,410           2.5%
--------------------------------------------------------------------------------------------------------------

* Fiscal year 2000 includes a non-recurring gain from the sale of a trademark. The non-recurring gain increased earnings before provision for income taxes by $9.3 million, net earnings by $6.0 million and basic and diluted earnings per share by 11 cents.

Consolidated Statements of Earnings
Alberto-Culver Company and Subsidiaries

======================================================================================================================
                                                                                     Year ended September 30,
                                                                              -------------------------------------
(In thousands, except per share data)                                          2001               2000          1999
----------------------------------------------------------------------------------------------------------------------
Net sales                                                                   $2,494,180        2,247,163      1,975,928
Cost of products sold                                                        1,217,429        1,105,750        973,702
----------------------------------------------------------------------------------------------------------------------
      Gross profit                                                           1,276,751        1,141,413      1,002,226
Advertising, promotion, selling and administrative                           1,087,685          977,180        855,724
Non-recurring gain (note 9)                                                         --           (9,257)            --
----------------------------------------------------------------------------------------------------------------------
      Operating earnings                                                       189,066          173,490        146,502
Interest expense, net of interest income of $5,479 in 2001,
   $4,538 in 2000 and $2,130 in 1999                                            21,830           19,209         12,719
----------------------------------------------------------------------------------------------------------------------
    Earnings before provision for income taxes                                 167,236          154,281        133,783
Provision for income taxes                                                      56,860           51,097         47,493
----------------------------------------------------------------------------------------------------------------------
    Net earnings                                                            $  110,376          103,184         86,290
======================================================================================================================
Net earnings per share:
  Basic                                                                     $     1.96             1.85           1.53
  Diluted                                                                   $     1.91             1.83           1.51
======================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
Alberto-Culver Company and Subsidiaries

==============================================================================================================================
(In thousands, except share data)                                                                      September 30,
                                                                                                  -----------------------
Assets                                                                                          2001                    2000
==============================================================================================================================
Current assets:
   Cash and cash equivalents                                                               $  201,970                 114,637
   Short-term investments                                                                         869                     314
   Receivables, less allowance for doubtful accounts of
      $11,387 in 2001 and $10,135 in 2000                                                     169,657                 154,207
   Inventories:
      Raw materials                                                                            41,521                  45,197
      Work-in-process                                                                           4,782                   4,819
      Finished goods                                                                          432,008                 395,241
-----------------------------------------------------------------------------------------------------------------------------
         Total inventories                                                                    478,311                 445,257
   Other current assets                                                                        26,142                  26,122
-----------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                    876,949                 740,537
Property, plant and equipment:
   Land                                                                                        13,593                  13,640
   Buildings and leasehold improvements                                                       151,306                 148,911
   Machinery and equipment                                                                    306,958                 288,877
-----------------------------------------------------------------------------------------------------------------------------
      Total property, plant and equipment                                                     471,857                 451,428
    Accumulated depreciation                                                                  236,035                 211,337
-----------------------------------------------------------------------------------------------------------------------------
      Property, plant and equipment, net                                                      235,822                 240,091
Goodwill, net                                                                                 264,339                 263,847
Trade names, net                                                                               79,532                  83,788
Other assets                                                                                   59,859                  57,335
-----------------------------------------------------------------------------------------------------------------------------
                                                                                           $1,516,501               1,385,598
==============================================================================================================================

Liabilities and Stockholders' Equity
==============================================================================================================================
Current liabilities:
   Short-term borrowings                                                                   $    2,482                   3,401
   Current maturities of long-term debt                                                           404                     587
   Accounts payable                                                                           191,410                 183,770
   Accrued expenses                                                                           165,525                 135,115
   Income taxes                                                                                30,482                  17,916
-----------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                               390,303                 340,789
Long-term debt                                                                                321,183                 340,948
Deferred income taxes                                                                          39,086                  38,349
Other liabilities                                                                              29,920                  33,252
Stockholders' equity:
   Common stock, par value $.22 per share:
      Class A authorized 75,000,000 shares; 30,612,798 shares
        issued at September 30, 2001 and 2000                                                   6,735                   6,735
      Class B authorized 75,000,000 shares; 37,710,655 shares
        issued at September 30, 2001 and 2000                                                   8,296                   8,296
   Additional paid-in capital                                                                 190,368                 190,137
   Retained earnings                                                                          779,792                 687,631
   Deferred compensation                                                                       (4,826)                 (4,221)
   Accumulated other comprehensive income - foreign currency translation                      (61,284)                (54,400)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                              919,081                 834,178
   Less treasury stock, at cost (Class A common stock: 2001 -6,741,946 shares and
      2000 - 7,630,930 shares; Class B common stock: 2001 and 2000 - 4,753,184 shares)       (183,072)               (201,918)
-----------------------------------------------------------------------------------------------------------------------------

      Total stockholders' equity                                                              736,009                 632,260
-----------------------------------------------------------------------------------------------------------------------------
                                                                                           $1,516,501               1,385,598
==============================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Alberto-Culver Company and Subsidiaries

===================================================================================================================================
                                                                                                    Year ended September 30,
                                                                                              ------------------------------------
(In thousands)                                                                                 2001            2000           1999
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net earnings                                                                                  $110,376        103,184        86,290
Adjustments to reconcile net earnings to net cash provided by operating activities:
     Depreciation                                                                               37,315         36,575        32,336
     Amortization of goodwill, trade names and other assets                                     14,090         13,063         9,838
     Non-recurring gain                                                                             --         (9,257)           --
     Deferred income taxes                                                                         738             73         2,082
     Cash effects of changes in (exclusive of acquisitions):
      Receivables, net                                                                         (14,582)        (9,612)      (15,868)
      Inventories                                                                              (28,246)        (5,056)      (42,656)
      Other current assets                                                                          43         (3,236)       (1,034)
      Accounts payable and accrued expenses                                                     37,771         (3,085)       18,031
      Income taxes                                                                              14,541          1,655           305
      Other assets                                                                              (6,713)        (4,644)       (5,383)
      Other liabilities                                                                           (128)          (530)         (382)
------------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                                165,205        119,130        83,559
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
Short-term investments                                                                            (538)         1,538          (398)
Capital expenditures                                                                           (36,752)       (37,527)      (47,822)
Payments for purchased businesses, net of acquired companies' cash                             (18,791)      (144,832)      (62,304)
Proceeds from sale of trademark                                                                     --         10,000            --
Proceeds from disposals of assets                                                                1,340          3,172         2,891
------------------------------------------------------------------------------------------------------------------------------------
      Net cash used by investing activities                                                    (54,741)      (167,649)     (107,633)
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
Short-term borrowings                                                                           (1,073)           464         1,156
Proceeds from issuance of long-term debt                                                            42        308,508        65,276
Debt issuance costs                                                                                 --         (1,544)           --
Repayments of long-term debt                                                                   (20,512)      (189,028)      (11,988)
Proceeds from sale of receivables                                                                   --          5,000         5,000
Proceeds from exercise of stock options                                                         15,490          2,712         3,264
Cash dividends paid                                                                            (18,215)       (16,182)      (14,394)
Stock purchased for treasury                                                                    (1,348)        (3,460)      (39,049)
------------------------------------------------------------------------------------------------------------------------------------
      Net cash provided (used) by financing activities                                         (25,616)       106,470         9,265
------------------------------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash                                                  2,485            755        (1,655)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                            87,333         58,706       (16,464)
Cash and cash equivalents at beginning of year                                                 114,637         55,931        72,395
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                      $201,970        114,637        55,931
====================================================================================================================================
Supplemental Cash Flow Information:
Cash paid for:
   Interest                                                                                   $ 27,673         16,687        13,870
   Income taxes                                                                               $ 40,659         48,711        45,755
Non-cash investing and financing activities:
   Issuance of Class A common shares for acquisition                                          $     --          1,959            --
====================================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Alberto-Culver Company and Subsidiaries
--------------------------------------------------------------------------------

                                                  Number of Shares                             Dollars
                                    -----------------------------------------  ------------------------------------------
                                    Common Stock Issued      Treasury Stock    Common Stock Issued  Additional
                                    --------------------------------------------------------------   Paid-in     Retained
(In thousands)                      Class A     Class B   Class A     Class B  Class A     Class B   Capital     Earnings
-------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1998         30,613     37,711   (6,550)     (4,563)   $6,735     $8,296    $192,610    $528,733
-------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss):
  Net earnings                                                                                                     86,290
  Foreign currency translation
-------------------------------------------------------------------------------------------------------------------------
  Total comprehensive income (loss)                                                                                86,290
Cash dividends                                                                                                    (14,394)
Stock options exercised                                      244                                       (1,560)
Stock issued pursuant to
   employee incentive plans                                   21                                            9
Restricted stock issued, net                                  37                                            4
Restricted stock amortization
Stock purchased for treasury                              (1,597)       (190)
-------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1999         30,613     37,711   (7,845)     (4,753)    6,735      8,296     191,063     600,629
-------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss):
   Net earnings                                                                                                   103,184
   Foreign currency translation
-------------------------------------------------------------------------------------------------------------------------
   Total comprehensive income (loss)                                                                              103,184
Cash dividends                                                                                                    (16,182)
Stock options exercised                                      193                                       (1,048)
Stock issued pursuant to
   employee incentive plans                                   15                                          (19)
Stock issued for acquisition                                  75                                          343
Restricted stock issued, net                                 101                                         (202)
Restricted stock amortization
Stock purchased for treasury                                (170)
-------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2000         30,613     37,711   (7,631)     (4,753)    6,735      8,296     190,137     687,631
-------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss):
   Net earnings                                                                                                   110,376
   Foreign currency translation
-------------------------------------------------------------------------------------------------------------------------
   Total comprehensive income (loss)                                                                              110,376
Cash dividends                                                                                                    (18,215)
Stock options exercised                                      850                                         (117)
Stock issued pursuant to
   employee incentive plans                                   17                                           65
Restricted stock issued, net                                  67                                          283
Restricted stock amortization
Stock purchased for treasury                                 (45)
-------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2001         30,613     37,711   (6,742)    (4,753)    $6,735     $8,296    $190,368    $779,792
-------------------------------------------------------------------------------------------------------------------------

                                                                  Dollars
                                         --------------------------------------------------------
                                                         Accumulated
                                                            Other                       Total
                                            Deferred    Comprehensive  Treasury     Stockholders'
(In thousands)                            Compensation  Income (Loss)     Stock        Equity
-------------------------------------------------------------------------------------------------
Balance at September 30, 1998               $(2,841)      $(28,131)    $(174,252)       $531,150
-------------------------------------------------------------------------------------------------
Comprehensive income (loss):
  Net earnings                                                                            86,290
  Foreign currency translation                              (3,029)                       (3,029)
-------------------------------------------------------------------------------------------------
  Total comprehensive income (loss)                         (3,029)                       83,261
Cash dividends                                                                           (14,394)
Stock options exercised                                                    5,296           3,736
Stock issued pursuant to
   employee incentive plans                                                  454             463
Restricted stock issued, net                   (875)                         808             (63)
Restricted stock amortization                   676                                          676
Stock purchased for treasury                                             (39,049)        (39,049)
-------------------------------------------------------------------------------------------------
Balance at September 30, 1999                (3,040)       (31,160)     (206,743)        565,780
-------------------------------------------------------------------------------------------------
Comprehensive income (loss):
   Net earnings                                                                          103,184
   Foreign currency translation                            (23,240)                      (23,240)
-------------------------------------------------------------------------------------------------
   Total comprehensive income (loss)                       (23,240)                       79,944
Cash dividends                                                                           (16,182)
Stock options exercised                                                    4,169           3,121
Stock issued pursuant to
   employee incentive plans                                                  317             298
Stock issued for acquisition                                               1,616           1,959
Restricted stock issued, net                 (2,104)                       2,183            (123)
Restricted stock amortization                   923                                          923
Stock purchased for treasury                                              (3,460)         (3,460)
-------------------------------------------------------------------------------------------------
Balance at September 30, 2000                (4,221)       (54,400)     (201,918)        632,260
-------------------------------------------------------------------------------------------------
Comprehensive income (loss):
   Net earnings                                                                          110,376
   Foreign currency translation                             (6,884)                       (6,884)
-------------------------------------------------------------------------------------------------
   Total comprehensive income (loss)                        (6,884)                      103,492
Cash dividends                                                                           (18,215)
Stock options exercised                                                   18,382          18,265
Stock issued pursuant to
   employee incentive plans                                                  371             436
Restricted stock issued, net                 (1,819)                       1,441             (95)
Restricted stock amortization                 1,214                                        1,214
Stock purchased for treasury                                              (1,348)         (1,348)
-------------------------------------------------------------------------------------------------
Balance at September 30, 2001               $(4,826)      $(61,284)    $(183,072)       $736,009
-------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
------------------------------------------

(1)      Summary of Significant Policies
----------------------------------------

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

Short-term investments are stated at cost which approximates market value at September 30, 2001 and 2000.

The carrying amounts of accounts receivable, accounts payable and short-term borrowings approximate fair value due to the short maturities of these financial instruments.

The fair value of long-term debt was approximately $336.1 million at September 30, 2001. Fair value estimates are calculated using the present value of the projected debt cash flows based on the current market interest rates of comparable debt instruments.

Inventories
Inventories are stated at the lower of cost (first-in, first out method) or market (net realizable value).

Property, Plant and Equipment
Property, plant and equipment are carried at cost. Depreciation is recorded primarily on the straight-line method over the estimated useful lives of the respective classes of assets. Buildings and building improvements are depreciated over periods of 20-40 years. Leasehold improvements are depreciated over the lives of the related leases. The depreciation of machinery and equipment is over periods of 5-15 years. Expenditures for maintenance and repairs are expensed as incurred.

Goodwill and Trade Names
The cost of goodwill and trade names is amortized on a straight-line basis over periods ranging from ten to forty years. Management periodically considers whether there has been a permanent impairment to the value of goodwill and trade names by evaluating various factors including current operating results, market and economic conditions and anticipated future results and cash flows. When these factors indicate that a specific intangible asset should be evaluated for impairment, the company compares the estimated future cash flows associated with the asset to the carrying value of the asset to determine if any impairment exists. Accumulated amortization at September 30, 2001 and 2000 was $57.8 million and $46.9 million, respectively.

Foreign Currency Translation
Foreign currency balance sheet accounts are translated at rates of exchange in effect at the balance sheet date. Results of operations are translated using the average exchange rates during the period.

Revenue Recognition
The company's consumer products segments and specialty distribution segment recognize revenue when title passes, which is at the time products are shipped to customers. The company's specialty distribution segment also recognizes revenue when a customer consummates a point-of-sale transaction in a store. Appropriate provisions for sales returns, cash discounts and bad debt are made at the time sales are recorded.

Shipping and Handling
Amounts invoiced to customers for shipping and handling are included in net sales with the related expense reported on the advertising, promotion, selling and administrative line of the consolidated statement of earnings.

Costs of Products Sold
The company's consumer products segments include direct material costs and direct and indirect expenses incurred to manufacture products in cost of products sold. The company's specialty distribution segment includes the direct cost of merchandise in the cost of products sold.

Advertising, Promotion and Market Research
Advertising, promotion and market research costs are expensed as incurred and amounted to $305.1 million, $286.4 million and $259.7 million in 2001, 2000 and 1999, respectively.

Research and Development
Research and development costs are expensed as incurred and amounted to $9.1 million in 2001, $8.3 million in 2000 and $8.7 million in 1999.

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

Weighted Average Shares Outstanding

The following table provides information about basic and diluted weighted average shares outstanding:

(In thousands)                                         2001               2000             1999
-----------------------------------------------------------------------------------------------
Basic weighted average shares outstanding             56,176           55,790            56,378
Assumed exercise of stock options                      1,299              564               709
Assumed vesting of restricted stock                      363               --                --
Other                                                     --               56                75
-----------------------------------------------------------------------------------------------
Diluted weighted average shares outstanding           57,838           56,410            57,162
===============================================================================================

Stock options for 722,200 and 781,200 shares were excluded from the computation of diluted earnings per share in 2000 and 1999, respectively, as the options' exercise prices were greater than the average market price and, therefore, were anti-dilutive. No stock options were anti-dilutive in 2001.

Stock-Based Compensation
The company uses the intrinsic method of accounting for its stock-based compensation arrangements.

New Accounting Standards

In May, 2000, the Financial Accounting Standards Board's (FASB) Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-14, "Accounting for Certain Sales Incentives." EITF Issue No. 00-14 addresses the recognition, measurement and income statement classification for various types of sales incentives including coupons, rebates and free products. The company is required to comply with EITF Issue No. 00-14 in the second quarter of fiscal year 2002. In April, 2001, the EITF reached a consensus on Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." EITF Issue No. 00-25 addresses the income statement classification for various types of consideration paid by a vendor to a retailer. The company is required to comply with EITF Issue No. 00-25 in the second quarter of fiscal year 2002. The company expects to implement EITF Issue Nos. 00-14 and 00-25 in the first quarter of fiscal year 2002 and estimates the effect will be a reduction of consolidated net sales of approximately 4%-5%, but will not change consolidated net earnings.

In June, 2001, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 addresses financial accounting and reporting for business combinations. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, requires companies to discontinue the amortization of goodwill and certain other intangible assets and requires an impairment test of existing goodwill and certain other intangible assets based on a fair value method. The company adopted SFAS No. 141 in the fourth quarter of fiscal year 2001. The company also adopted SFAS No. 142 in the fourth quarter of fiscal year 2001 for new acquisitions and is required to comply no later than the first quarter of fiscal year 2003 as to previously acquired intangibles. The company expects to implement the requirements of SFAS No. 142 for previously acquired intangibles in the first quarter of fiscal year 2002. The company estimates discontinuation of the amortization of goodwill and certain other intangibles in accordance with SFAS No. 142 will result in an increase in consolidated net earnings of approximately 7%-8% and does not expect any impairment of goodwill or other intangible assets upon implementation.

(2) Accrued Expenses
--------------------
Accrued expenses consist of the following:

(In thousands)                                                      2001                     2000
--------------------------------------------------------------------------------------------------
Compensation and benefits                                       $ 83,403                    60,723
Advertising and promotions                                        35,125                    35,750
Other                                                             46,997                    38,642
--------------------------------------------------------------------------------------------------
                                                                $165,525                   135,115
==================================================================================================

(3) Long-Term Debt and Other Financing Arrangements
---------------------------------------------------

Long-term debt, exclusive of current maturities, consists of the following:

(In thousands)                                                   2001                      2000
-----------------------------------------------------------------------------------------------
8.25% notes due November, 2005                                200,000                   200,000
6.375% debentures due June, 2028                              120,000                   120,000
Variable rate revolving Swedish krona credit
  agreement due April, 2003                                        --                    19,053
Other                                                           1,183                     1,895
-----------------------------------------------------------------------------------------------
                                                             $321,183                   340,948
===============================================================================================

Maturities of long-term debt for the next five fiscal years are as follows (in thousands): 2002 - $404; 2003 - $1,129; 2004 - $44; 2005 - $10; 2006 - $200,000;
2007 and later - $120,000.

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

The company has a $250 million revolving credit facility which expires in September, 2002. The facility, which had no borrowings outstanding at September 30, 2001 or 2000, may be drawn in U.S. dollars or certain foreign currencies. The interest rate for the revolving credit facility is based on a fixed spread over LIBOR.

The $250 million revolving credit facility imposes restrictions on such items as total debt, liens and interest expense. At September 30, 2001, the company was in compliance with these arrangements.

The company has an agreement to sell, without recourse, up to $40 million of designated trade receivables on an ongoing basis. The agreement involves the sale of accounts receivable to a wholly-owned special purpose entity (SPE), which in turn sells an undivided interest in a revolving pool of eligible receivables to a financial institution. The SPE is a separate corporate entity with its own creditors that are entitled to be satisfied out of the SPE's assets prior to those assets becoming available to its parent. The agreement expires in one year and is renewable annually upon the mutual consent of all parties. At September 30, 2001 and 2000, the facility was fully utilized. Costs related to this arrangement are included in administrative expenses.

(4) Stockholders' Equity
------------------------

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

Cash dividends for Class B common stock in 2001, 2000 and 1999 were $10.6 million or $.3225 per share, $9.6 million or $.29 per share and $8.4 million or $.255 per share, respectively. Cash dividends for Class A common stock in 2001, 2000 and 1999 were $7.6 million or $.3225 per share, $6.6 million or $.29 per share and $6.0 million or $.255 per share, respectively. Class A common stock dividends per share have been equal to those of Class B common stock since the Class A shares were issued in April, 1986.

During fiscal year 1998, the Board of Directors authorized the company to purchase up to 6.0 million shares of its Class A common stock. This authorization was increased to 9.0 million shares in fiscal year 1999. As of September 30, 2001, the company had purchased 7.3 million Class A common shares under this program at a total cost of $162.9 million. In addition, the Board of Directors in fiscal year 1999 authorized the purchase of 190,000 Class B common shares from a related party at a total cost of $5.0 million, which was equal to the fair market value of the shares on the date of purchase. The related party was a trust of which a Vice Chairman of the company was a trustee with sole voting power and whose assets are held for the benefit of a family member of the company's Chairman and Vice Chairmen.

(5) Stock Option and Restricted Stock Plans
-------------------------------------------
Pursuant to its stock option plans, the company is authorized to issue non-qualified options to employees and non-employee directors to purchase a limited number of shares of the company's Class A common stock at a price not less than the fair market value of the stock on the date of grant. Options under the plans expire ten years from the date of grant and are exercisable on a cumulative basis in four equal annual increments commencing one year after the date of grant. A total of 15.6 million shares have been authorized to be issued under the plans.

SFAS No. 123, "Accounting for Stock-Based Compensation," requires either the adoption of a fair value based method of accounting for stock-based compensation or the continuance of the intrinsic value method with pro-forma disclosures as if the fair value method was adopted. The company has elected to continue measuring compensation expense for its stock-based plans using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and, accordingly, no compensation cost has been recognized in the consolidated statements of earnings.

Had compensation expense for these plans been determined based upon the fair value of stock options on the dates of grant and recognized over the vesting period consistent with SFAS No. 123, the company's pro-forma net earnings and earnings per share for the years ended September 30, 2001, 2000 and 1999 would have been as follows (in thousands, except per share amounts):

                                                 2001              2000             1999
----------------------------------------------------------------------------------------
Net earnings:
   As reported                               $110,376           103,184           86,290
   Pro-forma                                 $104,591            98,633           82,779
Basic earnings per share:
   As reported                               $   1.96              1.85             1.53
   Pro-forma                                 $   1.86              1.77             1.47
Diluted earnings per share:
   As reported                               $   1.91              1.83             1.51
   Pro-forma                                 $   1.81              1.75             1.45
========================================================================================

The weighted average fair value of options at the date of grant in 2001, 2000 and 1999 was $7.49, $5.77 and $4.96 per option, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                 2001              2000             1999
----------------------------------------------------------------------------------------
Expected life                                 5 years           5 years          5 years
Volatility                                      25.4%             24.8%            20.5%
Risk-free interest rate                     4.6%-5.9%         5.8%-6.5%        4.2%-5.2%
Dividend yield                              1.0%-1.2%         1.1%-1.4%        1.0%-1.2%
========================================================================================

Summarized information on the company's outstanding stock options at September 30, 2001 is as follows (options in thousands):

                                        Options Outstanding                        Options Exercisable
                           --------------------------------------------         -------------------------
                                            Average            Weighted                         Weighted
Range of                   Number          Remaining           Average           Number          Average
Exercise                     of           Contractual          Option              of            Option
Prices                     Options           Life               Price            Options          Price
---------------------------------------------------------------------------------------------------------
$9.75-$13.38                  791          3.2 years            $12.21              791           $12.21
$16.34-$23.19               2,542          7.2 years            $20.40            1,576           $20.43
$24.94-$32.15               2,197          8.2 years            $25.33              990           $25.69
=========================================================================================================

Stock option activity under the plans is summarized as follows (options in thousands):

                                                     Number                     Weighted
                                                       of                       Average
                                                     Options                    Option
                                                                                Price
----------------------------------------------------------------------------------------
Outstanding At September 30, 1998                      3,055                    $17.92
------------------------------------------------------------

   Granted                                             1,187                    $21.41
   Exercised                                            (244)                   $13.37
   Canceled                                             (288)                   $22.16
   ---------------------------------------------------------
Outstanding at September 30, 1999                      3,710                    $19.01
------------------------------------------------------------

   Granted                                             1,590                    $19.93
   Exercised                                            (193)                   $14.05
   Canceled                                             (153)                   $21.42
   ---------------------------------------------------------
Outstanding at September 30, 2000                      4,954                    $19.42
------------------------------------------------------------

   Granted                                             1,716                    $24.98
   Exercised                                            (851)                   $18.22
   Canceled                                             (289)                   $22.29
   ---------------------------------------------------------
Outstanding at September 30, 2001                      5,530                    $21.18
======================================================================================

Exercisable at September 30:
1999                                                   1,985                    $16.99
2000                                                   2,912                    $18.40
2001                                                   3,357                    $20.04
======================================================================================

The company is also authorized to grant up to 1,000,000 shares of Class A common stock to employees under its restricted stock plan. The restricted shares vest on a cumulative basis in four equal annual installments commencing four years after the date of grant. The total value of restricted shares is recorded as deferred compensation at the time of grant based on the fair market value of the shares on the date of grant. The deferred compensation balance is amortized into expense over the seven year vesting period. During fiscal year 2001, employees were granted 80,000 restricted shares at a weighted average fair value of $24.94 per share on the date of grant. At September 30, 2001 there were 344,450 restricted shares outstanding, and the deferred compensation balance included as a separate component of stockholders' equity was $4.8 million.

(6) Income Taxes
----------------

The provisions for income taxes consist of the following:

(In thousands)                             2001            2000          1999
 ------------------------------------------------------------------------------

Current:
   Federal                              $45,989          35,739          30,965
   Foreign                                7,624          12,000           9,966
   State                                  2,509           3,285           4,480
   ----------------------------------------------------------------------------
                                         56,122          51,024          45,411
   ============================================================================

Deferred:
   Federal                                  808            (874)          2,189
   Foreign                                  134           1,327            (402)
   State                                   (204)           (380)            295
   ----------------------------------------------------------------------------
                                            738              73           2,082
   ----------------------------------------------------------------------------
                                        $56,860          51,097          47,493
   ============================================================================

The difference between the United States statutory federal income tax rate and the effective income tax rate is summarized below:

                                           2001            2000            1999
-------------------------------------------------------------------------------

Statutory tax rate                         35.0%           35.0%           35.0%
Effect of foreign income tax rates          (.5)           (2.6)           (2.5)
State income taxes, net of
   federal tax benefit                       .9             1.2             2.3
Tax exempt interest income                  (.6)            (.3)            (.1)
Other, net                                  (.8)            (.2)             .8
-------------------------------------------------------------------------------
Effective tax rate                         34.0%           33.1%           35.5%
===============================================================================


Significant components of the company's deferred tax assets and liabilities at September 30, 2001 and 2000 are as follows:

(In thousands)                                   2001                      2000
-------------------------------------------------------------------------------
Deferred tax assets attributable to:
   Accrued expenses                           $15,052                    17,195
   Other                                        3,045                     1,946
-------------------------------------------------------------------------------
Total deferred tax assets                      18,097                    19,141
-------------------------------------------------------------------------------
Deferred tax liabilities attributable to:
   Depreciation and amortization               41,802                    39,761
   Inventory adjustments                        1,617                     4,269
   State income taxes                             329                       534
-------------------------------------------------------------------------------
Total deferred tax liabilities                 43,748                    44,564
-------------------------------------------------------------------------------
Net deferred tax liabilities                  $25,651                    25,423
===============================================================================

Other current assets at September 30, 2001 and 2000 include $13.4 million and $12.9 million, respectively, of net deferred tax assets. Management believes that it is more likely than not that results of future operations will generate sufficient taxable income to realize the deferred tax assets. Accordingly, there is no valuation allowance recorded at September 30, 2001 and 2000.

Domestic earnings before income taxes were $140.7 million, $124.4 million and $107.2 million in 2001, 2000 and 1999, respectively. Foreign operations had earnings before income taxes of $26.5 million, $29.9 million (including the non-recurring gain) and $26.6 million in 2001, 2000 and 1999, respectively.

Undistributed earnings of the company's foreign operations amounting to $202.8 million are intended to remain permanently invested to finance future growth and expansion. Accordingly, no U.S. income taxes have been provided on those earnings at September 30, 2001. Should such earnings be distributed, the credits for foreign income taxes paid would substantially offset applicable U.S. income taxes.

(7) Lease Commitments
---------------------

The major portion of the company's leases are for Sally Beauty Company stores. Other leases cover certain manufacturing and warehousing properties, office facilities and data processing equipment.

September 30, 2001, future minimum payments under non-cancelable leases are as follows:

                                           Operating                  Capital
(In thousands)                               Leases                    Leases
-----------------------------------------------------------------------------
2002                                       $ 61,194                     125
2003                                         50,682                      70
2004                                         36,973                      27
2005                                         24,752                       9
2006                                         14,535                      --
2007 and later                               13,700                      --
---------------------------------------------------------------------------
Total minimum lease payments               $201,836                     231
===========================================================================

Total rental expense for operating leases amounted to $82.7 million in 2001, $74.9 million in 2000 and $69.8 million in 1999. Certain leases require the company to pay real estate taxes, insurance, maintenance and special assessments.

(8) Business Segments and Geographic Area Information
-----------------------------------------------------

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

Notes Continued
--------------------------------------------------------------------------------

(8) Business Segments and Geographic Area Information (continued)

Segment data for the years ended September 30, 2001, 2000 and 1999 is as follows:

Business Segments Information (In thousands)                                             2001               2000             1999
-----------------------------------------------------------------------------------------------------------------------------------
Net sales:
   Consumer products:
      Alberto-Culver North America                                                    $  616,909           551,595          466,014
       Alberto-Culver International                                                      445,778           437,861          430,952
------------------------------------------------------------------------------------------------------------------------------------
      Total consumer products                                                          1,062,687           989,456          896,966
   Specialty distribution - Sally                                                      1,460,137         1,281,065        1,096,867
   Eliminations                                                                          (28,644)          (23,358)         (17,905)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      $2,494,180         2,247,163        1,975,928
====================================================================================================================================
Earnings before provision for income taxes:
   Consumer products:
      Alberto-Culver North America                                                    $   52,511            37,284           30,229
      Alberto-Culver International                                                        15,945            15,874           20,273
   ---------------------------------------------------------------------------------------------------------------------------------
      Total consumer products                                                             68,456            53,158           50,502
   Specialty distribution - Sally                                                        144,688           125,640          111,252
   ---------------------------------------------------------------------------------------------------------------------------------
     Segment operating profit                                                            213,144           178,798          161,754
   Non-recurring gain (note 9)                                                                --             9,257               --
   Unallocated expenses, net*                                                            (24,078)          (14,565)         (15,252)
   Interest expense, net of interest income                                              (21,830)          (19,209)         (12,719)
   ---------------------------------------------------------------------------------------------------------------------------------
                                                                                      $  167,236           154,281          133,783
====================================================================================================================================
Identifiable assets:
   Consumer products:
      Alberto-Culver North America                                                    $  324,495           316,656          256,334
      Alberto-Culver International                                                       361,144           374,206          382,345
   ---------------------------------------------------------------------------------------------------------------------------------
      Total consumer products                                                            685,639           690,862          638,679
   Specialty distribution - Sally                                                        655,825           589,955          497,570
   Corporate**                                                                           175,037           104,781           45,245
   ---------------------------------------------------------------------------------------------------------------------------------
                                                                                      $1,516,501         1,385,598        1,181,494
====================================================================================================================================
Depreciation and amortization expense:
   Consumer products:
      Alberto-Culver North America                                                    $   14,849            14,587           12,358
      Alberto-Culver International                                                        12,197            12,471           10,713
   ---------------------------------------------------------------------------------------------------------------------------------
      Total consumer products                                                             27,046            27,058           23,071
   Specialty distribution - Sally                                                         22,132            20,527           17,931
   Corporate                                                                               2,227             2,053            1,172
   ---------------------------------------------------------------------------------------------------------------------------------
                                                                                      $   51,405            49,638           42,174
====================================================================================================================================
Capital expenditures:
   Consumer products:
      Alberto-Culver North America                                                    $   13,237            10,259           17,488
      Alberto-Culver International                                                         5,785            10,337           12,002
   ---------------------------------------------------------------------------------------------------------------------------------
      Total consumer products                                                             19,022            20,596           29,490
   Specialty distribution - Sally                                                         17,730            16,931           18,601
   ---------------------------------------------------------------------------------------------------------------------------------
                                                                                      $   36,752            37,527           48,091
====================================================================================================================================

* "Unallocated expenses, net" principally consists of general corporate expenses.
** Corporate identifiable assets are primarily cash, cash equivalents, short-term investments and equipment.

Geographic data for the years ended September 30, 2001, 2000 and 1999 is as follows:

Geographic Area Information (In thousands)                                               2001               2000             1999
------------------------------------------------------------------------------------------------------------------------------------
Net sales:
   United States                                                                      $1,941,499         1,703,438        1,448,701
   Foreign                                                                               571,041           565,970          549,688
   Eliminations                                                                          (18,360)          (22,245)         (22,461)
   ---------------------------------------------------------------------------------------------------------------------------------
                                                                                      $2,494,180         2,247,163        1,975,928
====================================================================================================================================
Segment Operating profit:
   United States                                                                      $  178,177           147,021          129,773
   Foreign                                                                                34,967            31,777           31,981
   ---------------------------------------------------------------------------------------------------------------------------------
                                                                                      $  213,144           178,798          161,754
====================================================================================================================================
Identifiable assets:
   United States                                                                      $  935,874           871,727          708,524
   Foreign                                                                               405,590           409,090          427,725
   Corporate*                                                                            175,037           104,781           45,245
   ---------------------------------------------------------------------------------------------------------------------------------
                                                                                      $1,516,501         1,385,598        1,181,494
====================================================================================================================================

* Corporate identifiable assets are primarily cash, cash equivalents, short-term investments and equipment.

(9) Non-Recurring Gain
----------------------

In the first quarter of fiscal year 2000, the company sold a European trademark with a nominal carrying value for $10.0 million. The transaction resulted in a non-recurring pre-tax gain of $9.3 million and an increase in net earnings of $6.0 million. The non-recurring gain added 11 cents to the company's basic and diluted earnings per share in fiscal year 2000.

(10) Quarterly Financial Data
-----------------------------

Unaudited quarterly consolidated statement of earnings information for the years ended September 30, 2001 and 2000 is summarized below (in thousands, except per share amounts):

                               1/st/          2/nd/          3/rd/         4/th/
                             Quarter         Quarter        Quarter       Quarter
---------------------------------------------------------------------------------
2001:
Net sales                    $   593,560     622,558        634,416       643,646
Gross profit                 $   301,377     323,288        324,810       327,276
Net earnings                 $    23,626      25,892         29,071        31,787
Earnings per share:
  Basic                      $       .42         .46            .52           .56
  Diluted                    $       .41         .45            .50           .55
---------------------------------------------------------------------------------
2000:
Net sales                    $   525,799     553,813        573,095       594,456
Gross profit                 $   268,429     282,293        292,718       297,973
Net earnings                 $    26,833*     22,757         25,466        28,128
Earnings per share:
  Basic                      $       .48*        .41            .46           .50
  Diluted                    $       .48*        .40            .45           .50
---------------------------------------------------------------------------------

*The first quarter of fiscal year 2000 includes a non-recurring gain from the sale of a trademark. The non-recurring gain increased net earnings by $6.0 million and basic and diluted earnings per share by 11 cents.

(11) Acquisitions
-----------------

The company made acquisitions during fiscal years 2001, 2000 and 1999 which individually were insignificant to the consolidated financial statements. The total amount paid for the acquisitions in fiscal years 2001, 2000 and 1999 were $18.8 million, $144.8 million and $62.3 million, respectively. The acquisitions were accounted for using the purchase method, and accordingly, the results of operations of the acquired businesses have been included in the consolidated financial statements from the dates of acquisition. Total goodwill of $11.6 million, $101.9 million and $39.3 million was recorded in fiscal years 2001, 2000 and 1999, respectively, as a result of the acquisitions.

Independent Auditors' Report
----------------------------
Alberto-Culver Company and Subsidiaries


The Board of Directors and Stockholders
Alberto-Culver Company:


We have audited the accompanying consolidated balance sheets of Alberto-Culver Company and Subsidiaries as of September 30, 2001 and 2000 and the related consolidated statements of earnings, cash flows and stockholders' equity for each of the years in the three-year period ended September 30, 2001. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alberto-Culver Company and Subsidiaries as of September 30, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/KPMG LLP
KPMG LLP
Chicago, Illinois
October 23, 2001

Management's Discussion and Analysis of Results of Operations and Financial
---------------------------------------------------------------------------
Condition
---------
Alberto-Culver Company and Subsidiaries
---------------------------------------

Results of Operations

Fiscal year 2001 marked the company's tenth consecutive year of record sales and record operating earnings. Net sales for the year ended September 30, 2001 were $2.49 billion, an increase of 11.0% over prior year sales of $2.25 billion. Net sales in 1999 were $1.98 billion.

Record net earnings of $110.4 million in 2001 increased 13.6% from the prior year's net earnings of $97.2 million before the non-recurring gain described below. Excluding the fiscal year 2000 non-recurring gain, basic earnings per share of $1.96 in fiscal year 2001 were 22 cents or 12.6% higher than 2000. Diluted earnings per share before the non-recurring gain increased 11.0% to $1.91 in fiscal year 2001 from $1.72 in fiscal year 2000.

As described in "note 9" to the consolidated financial statements, in fiscal year 2000, the company sold a European trademark with a nominal carrying value for $10.0 million. As a result, the company recognized a non-recurring pre-tax gain of $9.3 million and an increase in net earnings of $6.0 million. Accordingly, basic and diluted earnings per share increased 11 cents as a result of the gain. Fiscal year 2001 net earnings increased $7.2 million or 7.0% compared to fiscal year 2000 net earnings including the non-recurring gain.

Sales of Alberto-Culver North America consumer products in fiscal year 2001 increased to $616.9 million from $551.6 million in 2000. The current year sales increase primarily resulted from the Pro-Line business acquired in March, 2000, the introduction of TRESemme Hydrology and higher sales for St. Ives Swiss Formula facial products and body washes, the Motions line of hair care products and the Alberto VO5 Herbals line of shampoos and conditioners. In fiscal year 2000, sales increased 18.4% compared to 1999 sales of $466.0 million primarily due to higher sales of the Alberto VO5 Herbals line of shampoos and conditioners, St. Ives Swiss Formula facial and body wash product lines, the Motions line of hair care products, TRESemme hair care products and higher sales for custom label filling operations, along with the inclusion of sales related to the Pro-Line acquisition.

Alberto-Culver International consumer products sales increased 1.8% to $445.8 million in 2001 compared to $437.9 million in 2000. The fiscal year 2001 results were negatively impacted by the effect of foreign exchange rates. Had foreign exchange rates in fiscal year 2001 been the same as 2000, Alberto-Culver International sales would have increased 10.0%, primarily due to sales increases for the company's European and Latin American businesses. In fiscal year 2000, International sales increased 1.6% to $437.9 million from $431.0 million in fiscal year 1999.

Sales of the "Specialty distribution - Sally" business segment increased to $1.46 billion in fiscal year 2001, compared to $1.28 billion and $1.10 billion in 2000 and 1999, respectively. The sales increases of 14.0% in 2001 and 16.8% in 2000 were attributable to the expansion of Sally's full service operations, higher sales for established Sally Beauty Company outlets and the addition of stores during the year. The number of Sally stores increased 21.5% during the last three fiscal years to a total of 2,428 at September 30, 2001 compared to 2,325 and 2,157 at the end of fiscal years 2000 and 1999, respectively.

Cost of products sold as a percentage of sales was 48.8% in fiscal year 2001 compared to 49.2% in 2000 and 49.3% in 1999. The lower cost of products sold percentage in fiscal year 2001 compared to the prior year was primarily due to the introduction of higher margin new products and lower costs.

Advertising, promotion, selling and administrative expenses increased 11.3% in fiscal year 2001 and 14.2% in 2000. The increases in fiscal years 2001 and 2000 primarily resulted from the higher selling and administration costs associated with the growth of the Sally Beauty Company business and higher expenditures for advertising, promotion and market research.

Advertising, promotion and market research expenditures were $305.1 million, $286.4 million and $259.7 million in fiscal years 2001, 2000 and 1999, respectively. The higher expenses in fiscal year 2001 were mainly attributable to increased advertising and promotion expenditures for North America primarily related to the launch of TRESemme Hydrology and the acquisition of Pro-Line, and higher expenses for International primarily related to Advanced Alberto VO5, the introduction of a new product line in Mexico and the fiscal year 2000 acquisition of a skin care business in Poland.

Management's Discussion and Analysis of Results of Operations and Financial
---------------------------------------------------------------------------
Condition (Cont.)
-----------------
Alberto-Culver Company and Subsidiaries

Interest expense, net of interest income, was $21.8 million, $19.2 million and $12.7 million in fiscal years 2001, 2000 and 1999, respectively. Interest expense was $27.3 million in fiscal year 2001 versus $23.7 million in 2000 and $14.8 million in 1999. The increase in interest expense in fiscal year 2001 was primarily attributable to an additional $8.4 million of interest expense related to the $200 million of 8.25% senior notes issued in April, 2000. The higher interest expense was partially offset by lower interest expense related to the repayment of borrowings under the revolving credit facility, the payoff of the $20.0 million of notes payable which matured in September, 2000, and the repayment of borrowings under the Swedish Krona revolving credit facility. Interest income in fiscal year 2001 was $5.5 million, compared to $4.5 million in 2000 and $2.1 million in 1999. The increase in fiscal year 2001 was principally due to higher interest income resulting from investing the net proceeds of the senior notes for a full year and interest income earned on cash generated by operations during the year.

The provision for income taxes as a percentage of earnings before income taxes was 34.0% in 2001, 33.1% in 2000 and 35.5% in 1999. The higher tax rate in fiscal year 2001 was primarily due to the mix of foreign taxable earnings. Other factors which influenced the effective tax rates for those years are described in "note 6" to the consolidated financial statements.

Financial Condition

Working capital at September 30, 2001 was $486.6 million, an increase of $86.9 million from the prior year's working capital of $399.7 million. The resulting current ratio was 2.25 to 1.00 at September 30, 2001 compared to 2.17 to 1.00 last year. The increase in working capital and the current ratio was primarily due to higher cash, cash equivalents and short-term investments principally resulting from cash generated from operating activities during the year.

Accounts receivable increased 10.0% to $169.7 million from $154.2 million last year. The increase was principally due to increased sales.

Inventories were $478.3 million at September 30, 2001, up 7.4% compared to $445.3 million last year. The increase primarily resulted from acquisitions and the growth of the Sally Beauty Company and North America businesses.

Net property, plant and equipment decreased $4.3 million to $235.8 million at September 30, 2001. The decrease resulted primarily from depreciation during fiscal year 2001 and the effects of foreign exchange rates, substantially offset by expenditures for additional Sally stores, acquisitions, office facilities, machinery and equipment and information systems.

Accounts payable of $191.4 million at September 30, 2001 increased $7.6 million compared to 2000, primarily due to the timing of inventory purchases and vendor payments, partially offset by the effects of foreign exchange rates.

Long-term debt decreased $19.8 million to $321.2 million at September 30, 2001 principally due to the elimination of borrowings under the company's Swedish Krona revolving credit facility.

Total stockholders' equity increased $103.7 million to $736.0 million at September 30, 2001. The increase was primarily due to net earnings for the fiscal year and proceeds from the exercise of employee stock options, partially offset by dividend payments and the weakening of certain foreign currencies against the U.S. dollar.

Liquidity and Capital Resources

The company's primary sources of cash over the past three years have been from funds provided by operating activities and the issuance of $200 million of 8.25% senior notes in April, 2000. Operating activities provided cash of $165.2 million, $119.1 million and $83.6 million in 2001, 2000 and 1999, respectively.

The company has obtained long-term financing as needed to fund acquisitions and other growth opportunities. Funds also may be obtained prior to their actual need in order to take advantage of opportunities in the debt markets. In April, 2000, the company issued $200 million of 8.25% senior notes due November, 2005. In June, 1998, the company issued $120 million of 6.375% debentures due June, 2028. In September, 1997, the company obtained a five-year, $200 million revolving credit facility, which was increased to $250 million in fiscal year 2000. The facility, which had no borrowings outstanding at September 30, 2001 or 2000, may be drawn in U.S. dollars or in certain foreign currencies. Under debt covenants, the company has the ability to incur up to $780 million of additional borrowings.

The primary uses of cash during the three-year period ending September 30, 2001 were $225.9 million for acquisitions, $221.5 million for repayments of long-term debt, $122.1 million for capital expenditures, $48.8 million for cash dividends and $43.9 million for purchases of treasury stock.

Compared to 1998, cash dividends per share increased 40.2% over the three-year period ended September 30, 2001. Cash dividends paid on Class A and Class B common stock were $.3225 per share in 2001, $.290 per share in 2000 and $.255 per share in 1999.

The company anticipates that cash flows from operations and available credit will be sufficient to fund operating requirements in future years. During fiscal year 2002, the company expects that cash will continue to be used for acquisitions, capital expenditures, new product development, market expansion and dividend payments. The company may also purchase shares of its common stock depending on market conditions. During fiscal years 1998 and 1999, the Board of Directors authorized the company to purchase up to 9.0 million shares of its Class A common stock. As of September 30, 2001, 1.7 million Class A shares remained available for purchase under the authorizations. No Class A shares have been purchased under this program since October, 1999.

Inflation

The company was not significantly affected by inflation during the past three years. Management continuously attempts to resist cost increases and counteract the effects of inflation through productivity improvements, cost reduction programs and price increases within the constraints of the highly competitive markets in which the company operates.

Market Risk

As a multinational corporation that manufactures and markets products in countries throughout the world, the company is subject to certain market risks including foreign currency, interest rates and government actions. The company considers a variety of practices to manage these market risks, including, when deemed appropriate, the occasional use of derivative financial instruments. The company uses derivative financial instruments only for risk management and does not use them for trading or speculative purposes. As of September 30, 2001, the company had no material derivative financial instruments outstanding.

The company is exposed to potential gains or losses from foreign currency fluctuations affecting net investments and earnings denominated in foreign currencies. The company's primary exposures are to changes in exchange rates for the U.S. dollar versus the Swedish krona, the British pound sterling, the Canadian dollar, the Euro, the Australian dollar, the Mexican peso and the Argentine peso.

The company's various currency exposures often offset each other, providing a natural hedge against currency risk. Periodically, specific foreign currency transactions (e.g. inventory purchases, intercompany transactions, etc.) are hedged with forward contracts to reduce the foreign currency risk. Gains and losses on these foreign currency hedges are included in the basis of the underlying hedged transactions. As of September 30, 2001, the company had no material outstanding foreign currency contracts.

The company considers combinations of fixed rate and variable rate debt, along with varying maturities, in its management of interest rate risk. At September 30, 2001, the company had no variable rate long-term debt outstanding.

Management's Discussion and Analysis of Results of Operations and Financial
---------------------------------------------------------------------------
Condition (Cont.)
-----------------
Alberto-Culver Company and Subsidiaries

The company has periodically used interest rate swaps to manage interest rate risk on debt securities. These instruments allow the company to exchange variable rate debt into fixed rate or fixed rate debt into variable rate. Interest rate differentials paid or received on these arrangements are recognized as adjustments to interest expense over the life of the agreement. At September 30, 2001, the company had no interest rate swaps outstanding.

The company's quantitative information on market risk as of September 30, 2001 is as follows (in millions):

                                                                          Debt
                                            ----------------------------------------------------------------------------
     Expected Maturities                    Short-Term Fixed Rate           Long-Term Fixed Rate                   Total
     -------------------------------------------------------------------------------------------------------------------
     2002 (3.3% average rate)               $           2.9                          --                             2.9
     2003 (8.9% average rate)                            --                         1.1                             1.1
     2004 (7.8% average rate)                            --                         0.1                             0.1
     2006 (8.3% average rate)                            --                       200.0                           200.0
     Thereafter (6.4% average rate)                      --                       120.0                           120.0
     ------------------------------------------------------------------------------------------------------------------
     Total                                  $           2.9                       321.2                           324.1
     ------------------------------------------------------------------------------------------------------------------
     Fair Value                             $           2.9                       336.1                           339.0
     ------------------------------------------------------------------------------------------------------------------

The company is exposed to credit risk on certain assets, primarily cash equivalents, short-term investments and accounts receivable. The credit risk associated with cash equivalents and short-term investments is mitigated by the company's policy of investing in securities with high credit ratings.

The company provides credit to customers in the ordinary course of business and performs ongoing credit evaluations. Concentrations of credit risk with respect to trade receivables are limited due to the number of customers comprising the company's customer base. The company believes its allowance for doubtful accounts is sufficient to cover customer credit risks.

New Accounting Standards

In June, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS Nos. 137 and 138, requiring companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. The accounting treatment of gains or losses resulting from changes in the values of those derivatives is dependent on the use of the derivative and whether it qualifies for hedge accounting. The company was required to comply with SFAS No. 133, as amended, in the first quarter of fiscal year 2001 and its adoption did not have a material effect on the consolidated financial statements.

In December, 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition". SAB No. 101 provides guidance in applying generally accepted accounting principles to revenue recognition. The company implemented SAB No. 101 in the first quarter of fiscal year 2001 and its adoption did not have a material effect on the consolidated financial statements.

In September, 2000, the FASB's Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF Issue No. 00-10 addresses the income statement classification of shipping and handling fees and costs. The company implemented EITF Issue No. 00-10 in the first quarter of fiscal year 2001 and its adoption did not have a material effect on the consolidated financial statements.

     In September, 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 replaces SFAS No. 125 and revises the standards for accounting for securitizations and other transfers of financial assets and collateral. The company implemented SFAS No. 140 in the third quarter of fiscal year 2001 and its adoption did not have a material effect on the consolidated financial statements.

Management's Discussion and Analysis of Results of Operations and Financial
---------------------------------------------------------------------------
Condition (Cont.)
-----------------


Alberto-Culver Company and Subsidiaries

In May, 2000, the EITF reached a consensus on Issue No. 00-14, "Accounting for Certain Sales Incentives." EITF Issue No. 00-14 addresses the recognition, measurement and income statement classification of various types of sales incentives including coupons, rebates and free products. The company is required to comply with EITF Issue No. 00-14 in the second quarter of fiscal year 2002. In April, 2001, the EITF reached a consensus on Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." EITF Issue No. 00-25 addresses the income statement classification for various types of consideration paid by a vendor to a retailer. The company is required to comply with EITF Issue No. 00-25 in the second quarter of fiscal year 2002. The company expects to implement EITF Issue Nos. 00-14 and 00-25 in the first quarter of fiscal year 2002 and estimates the effect will be a reduction of consolidated net sales of approximately 5%-6%, but will not change consolidated net earnings.

In June, 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 addresses financial accounting and reporting for business combinations. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, requires companies to discontinue the amortization of goodwill and certain other intangible assets and requires an impairment of existing goodwill and certain other intangible assets based on a fair value method. The company adopted SFAS No. 141 in the fourth quarter of fiscal year 2001. The company also adopted SFAS No. 142 in the fourth quarter of fiscal year 2001 for new acquisitions and is required to comply no later than the first quarter of fiscal year 2003 as to previously acquired intangibles. The company expects to implement the requirements of SFAS No. 142 for previously acquired intangibles in the first quarter of fiscal year 2002. The company estimates discontinuation of the amortization of goodwill and certain other intangibles in accordance with SFAS No. 142 will increase consolidated net earnings by approximately 7%-8% and does not expect any impairment of goodwill or other intangible assets upon implementation.

In August, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets, including the presentation of discontinued operations in the statement of earnings. The company is required to adopt the provisions of SFAS No.144 no later than the first quarter of fiscal year 2003 and does not expect its implementation to have a material effect on the consolidated financial statements.

Selected Financial Data
Alberto-Culver Company and Subsidiaries
=============================================================================================================================
Year ended September 30,
-----------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)   2001       2000         1999      1998      1997          1996      1995      1994
-----------------------------------------------------------------------------------------------------------------------------
Operating Results:
Net sales                            $2,494,180 2,247,163    1,975,928 1,834,711 1,775,258     1,590,409 1,358,219 1,216,119
Cost of products sold                 1,217,429 1,105,750      973,702   902,095   880,416       805,080   682,589   602,749
Interest expense                         27,309    23,747       14,849    12,170    11,826        15,905     9,946     8,630
Earnings before income taxes            167,236   154,281(1)   133,783   132,378   136,121(2)    100,014    84,242    71,078
Provision for income taxes               56,860    51,097(1)    47,493    49,311    50,704(2)     37,270    31,591    27,010
Net earnings                            110,376   103,184(1)    86,290    83,067    85,417(2)     62,744    52,651    44,068
Net earnings per share (3):
      Basic                                1.96      1.85(1)      1.53      1.46      1.53(2)       1.13      0.95      0.79
      Diluted                              1.91      1.83(1)      1.51      1.37      1.41(2)       1.06      0.94      0.79
-----------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding (3):
      Basic                              56,176    55,790       56,378    56,845    55,967        55,571    55,430    56,063
      Diluted                            57,838    56,410       57,162    62,420    63,377        62,776    57,053    56,083

Shares outstanding at year end (3):
      Class A                            23,871    22,982       22,768    24,063    22,610        22,097    21,926    21,826
      Class B                            32,957    32,957       32,957    33,148    33,533        33,533    33,533    33,534
-----------------------------------------------------------------------------------------------------------------------------
Financial Condition:
Current ratio                         2.25 to 1 2.17 to 1    1.92 to 1 1.89 to 1 1.86 to 1     1.79 to 1 2.28 to 1 1.86 to 1
Working capital                      $  486,646   399,748      309,153   277,940   269,007       226,123   301,706   185,747
Cash, cash equivalents and short-
   term investments                     202,839   114,951       57,816    73,305    87,600        71,557   146,985    50,362
Property, plant and equipment, net      235,822   240,091      238,753   223,476   190,998       175,920   157,791   132,881
Total assets                          1,516,501 1,385,598    1,181,494 1,065,343   998,056       908,412   814,757   610,208
Long-term debt                          321,183   340,948      225,173   171,760   149,441       161,548   183,094    42,976
Stockholders' equity                    736,009   632,260      565,780   531,150   495,001       424,242   370,574   326,970
Cash dividends                           18,215    16,182       14,394    13,220    10,909         9,724     8,590     7,708
Cash dividends per share (3)(4)          0.3225     0.290        0.255     0.230     0.195         0.175     0.155    0.1375
=============================================================================================================================
==============================================================================================
Year ended September 30,
----------------------------------------------------------------------------------------------
(In thousands, except per share data)     1993           1992          1991
----------------------------------------------------------------------------------------------
Operating Results:
Net sales                              1,147,990      1,091,286        873,719
Cost of products sold                    564,260        534,979        424,566
Interest expense                           9,661         11,665          6,822
Earnings before income taxes              65,129         61,356         47,928
Provision for income taxes                23,857         22,740         17,812
Net earnings                              41,272         38,616         30,116
Net earnings per share (3):
      Basic                                 0.72           0.68           0.53
      Diluted                               0.72           0.68           0.53
---------------------------------------------------------------------------------------------
Weighted average shares outstanding (3):
      Basic                               57,361         56,726         56,606
      Diluted                             57,434         56,726         56,606

Shares outstanding at year end (3):
      Class A                             23,126         23,491         22,875
      Class B                             33,604         33,604         33,604
----------------------------------------------------------------------------------------------
Financial Condition:
Current ratio                          2.05 to 1      1.88 to 1      2.11 to 1
Working capital                          205,050        193,080        212,268
Cash, cash equivalents and short-
   term investments                       73,947         80,158         84,595
Property, plant and equipment, net       124,449        121,703        114,910
Total assets                             593,046        610,400        574,413
Long-term debt                            80,184         84,549         97,820
Stockholders' equity                     298,857        286,222        249,431
Cash dividends                             7,893          6,665          6,093
Cash dividends per share (3)(4)           0.1375(4)      0.1175         0.1075
==============================================================================================

      (1) Fiscal year 2000 includes a non-recurring gain from the sale of a trademark (note 9). The non-recurring gain increased earnings before income taxes by $9.3 million, net earnings by $6.0 million and basic and diluted earnings per share by $0.11.

      (2) Fiscal year 1997 includes a non-recurring gain from an insurance settlement for the loss of the company's corporate airplane. The non-recurring gain increased earnings before income taxes by $15.6 million, net earnings by $9.8 million and basic and diluted earnings per share by $0.18 and $0.16, respectively.

      (3) Net earnings per share, shares outstanding and cash dividends per share have been restated to reflect the 100% stock dividend on the company's Class A and Class B outstanding shares in February, 1997.

      (4) Cash dividends per share on Class A common stock and Class B common stock have been equal since the Class A shares were issued in April, 1986. Cash dividends paid in fiscal 1993 included a one-time extraordinary dividend of one cent per share in recognition of the company surpassing one billion dollars in sales for the fiscal year ended September 30, 1992.

Market Price of Common Stock and Cash Dividends Per Share
Alberto-Culver Company and Subsidiaries
===============================================================================

The high and low sales prices of both classes of the company's common stock on the New York Stock Exchange and cash dividends per share in each quarter of fiscal years 2001 and 2000 are as follows:

                                                                                                              Cash
                                                            Market Price Range                                Dividends
                                                 2001                                2000                     Per Share
                                         ------------------------           -----------------------           ------------
                                         High            Low                High             Low              2001    2000
--------------------------------------------------------------------------------------------------------------------------
Class A (NYSE Symbol ACVA):
   First Quarter                        $36.50          24.00               23.63           19.44       $ .0750     .065
   Second Quarter                       $36.00          30.63               23.50           18.25         .0825     .075
   Third Quarter                        $37.40          30.90               26.63           21.38         .0825     .075
   Fourth Quarter                       $39.50          31.70               26.50           23.50         .0825     .075
   ---------------------------------------------------------------------------------------------------------------------
                                                                                                        $ .3225     .290
--------------------------------------------------------------------------------------------------------------------------
Class B (NYSE Symbol ACV):
   First Quarter                        $43.50          28.44               27.63           22.31       $ .0750     .065
   Second Quarter                       $42.75          36.88               27.13           19.38         .0825     .075
   Third Quarter                        $44.45          37.15               31.81           23.19         .0825     .075
   Fourth Quarter                       $46.26          37.35               31.50           27.38         .0825     .075
   ---------------------------------------------------------------------------------------------------------------------
                                                                                                        $ .3225     .290
--------------------------------------------------------------------------------------------------------------------------

Stockholders of record, which excludes a large number of stockholders with shares held in "street name", totaled 898 for Class A shares and 898 for Class B shares as of November 16, 2001.





The following trademarks and servicemarks owned by Alberto-Culver Company and its subsidiaries appear in this report: ALBERTO, ALBERTO VO5, BEAUTY SYSTEMS GROUP, BSG, CEDERROTH INTERNATIONAL, COMB-THRU, CONSORT, HYDRATEIN, HYDROLOGY, JUST FOR ME, MEND & DEFEND, MOTIONS, MRS. DASH, PRO-LINE, SALLY, SHEER HAIRDRESSING, SOFT & BEAUTIFUL, SORAYA, ST. IVES, ST. IVES SWISS FORMULA, STRAIGHT HAIR, TCB, TRESemme, VICTORY BEAUTY SYSTEMS and VO5.

The following are trademarks and servicemarks of other companies which appear in this report:

CLAIROL (Clairol, Inc.), GRAHAM WEBB (Graham Webb International Limited Partnership), L'OREAL (L'Oreal S.A.), MATRIX (Matrix Essentials, Inc.) PAUL MITCHELL (John Paul Mitchell Systems), NEXXUS (Nexxus Products Company), REDKEN (Redken Laboratories, Inc.), REVLON (Revlon Consumer Products Corporation), SEBASTIAN (Sebastian International, Inc.), TIGI (Mascolo Brothers Limited) and WELLA (The Wella Corporation).