Form 10-K, Exhibit 13
period 2002-09-30
ALBERTO CULVER CO
filed 2002-12-12
CIK 3327

Consolidated Statements of Earnings
Alberto-Culver Company and Subsidiaries

	Year ended September 30,
	2002	2001	2000
(In thousands, except per share data)
Net sales	$2,650,976	2,379,117	2,137,737
Cost of products sold	1,356,530	1,228,509	1,120,079

Gross profit	1,294,446	1,150,608	1,017,658
Advertising, marketing, selling and administrative	1,060,018	961,542	853,425
Non-recurring gain (note 9)	—	—	(9,257)

Operating earnings	234,428	189,066	173,490
Interest expense, net of interest income of $3,377 in 2002, $5,479 in 2001 and $4,538 in 2000	22,636	21,830	19,209

Earnings before provision for income taxes	211,792	167,236	154,281
Provision for income taxes	74,127	56,860	51,097

Net earnings	$137,665	110,376	103,184

Net earnings per share:
Basic	$2.40	1.96	1.85
Diluted	$2.32	1.91	1.83

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
Alberto-Culver Company and Subsidiaries

	September 30,
	2002	2001
(In thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	$217,485	201,970
Short-term investments	—	869
Receivables, less allowance for doubtful accounts of $17,550 in 2002 and $11,387 in 2001 (note 3)	209,010	169,657
Inventories:
Raw materials	39,932	41,521
Work-in-process	5,545	4,782
Finished goods	476,731	432,008

Total inventories	522,208	478,311
Other current assets	35,514	26,142

Total current assets	984,217	876,949
Property, plant and equipment:
Land	12,981	13,593
Buildings and leasehold improvements	166,700	151,306
Machinery and equipment	339,338	306,958

Total property, plant and equipment	519,019	471,857
Accumulated depreciation	271,169	236,035

Property, plant and equipment, net	247,850	235,822
Goodwill, net	343,431	264,339
Trade names, net	79,681	79,532
Other assets	74,312	59,859

Total assets	$1,729,491	1,516,501

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	$2,513	2,482
Current maturities of long-term debt	1,189	404
Accounts payable	233,942	191,410
Accrued expenses	208,311	165,525
Income taxes	14,492	30,482

Total current liabilities	460,447	390,303
Long-term debt	320,181	321,183
Deferred income taxes	38,337	39,086
Other liabilities	48,067	29,920
Stockholders’ equity:
Common stock, par value $.22 per share:
Class A authorized 75,000,000 shares; 30,612,798 shares issued at September 30, 2002 and 2001	6,735	6,735
Class B authorized 75,000,000 shares; 37,710,655 shares issued at September 30, 2002 and 2001	8,296	8,296
Additional paid-in capital	205,470	190,368
Retained earnings	897,106	779,792
Unearned compensation	(5,849)	(4,826)
Accumulated other comprehensive income – foreign currency translation	(77,603)	(61,284)

	1,034,155	919,081
Less treasury stock, at cost (Class A common stock: 2002 – 4,765,673 shares and 2001 – 6,741,946 shares; Class B common stock: 2002 – 5,379,015 shares and 2001 – 4,753,184 shares)	(171,696)	(183,072)

Total stockholders’ equity	862,459	736,009

Total liabilities and stockholders’ equity	$1,729,491	1,516,501

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Alberto-Culver Company and Subsidiaries

	Year ended September 30,
	2002	2001	2000
(In thousands)
Cash Flows from Operating Activities:
Net earnings	$137,665	110,376	103,184
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	43,415	37,315	36,575
Amortization of goodwill, trade names and other assets	3,799	14,090	13,063
Non-recurring gain	—	—	(9,257)
Deferred income taxes	(6,011)	738	73
Cash effects of changes in (exclusive of acquisitions):
Receivables, net	9,668	(14,582)	(9,612)
Inventories	(20,286)	(28,246)	(5,056)
Other current assets	(1,913)	43	(3,236)
Accounts payable and accrued expenses	66,050	37,771	(3,085)
Income taxes	(7,128)	14,541	1,655
Other assets	(6,654)	(6,713)	(4,644)
Other liabilities	13,088	(128)	(530)

Net cash provided by operating activities	231,693	165,205	119,130

Cash Flows from Investing Activities:
Short-term investments	881	(538)	1,538
Capital expenditures	(55,464)	(36,752)	(37,527)
Payments for purchased businesses, net of acquired companies’ cash	(110,133)	(18,791)	(144,832)
Proceeds from sale of trademark	—	—	10,000
Proceeds from disposals of assets	6,002	1,340	3,172

Net cash used by investing activities	(158,714)	(54,741)	(167,649)

Cash Flows from Financing Activities:
Short-term borrowings	(2)	(1,073)	464
Proceeds from issuance of long-term debt	177	42	308,508
Debt issuance costs	—	—	(1,544)
Repayments of long-term debt	(398)	(20,512)	(189,028)
Termination of interest rate swap	2,772	—	—
Proceeds from sale of accounts receivable	—	—	5,000
Repurchase of previously sold accounts receivable	(40,000)	—	—
Proceeds from exercise of stock options	36,771	15,490	2,712
Cash dividends paid	(20,351)	(18,215)	(16,182)
Stock purchased for treasury	(35,650)	(1,348)	(3,460)

Net cash provided (used) by financing activities	(56,681)	(25,616)	106,470

Effect of foreign exchange rate changes on cash	(783)	2,485	755

Net increase in cash and cash equivalents	15,515	87,333	58,706
Cash and cash equivalents at beginning of year	201,970	114,637	55,931

Cash and cash equivalents at end of year	$217,485	201,970	114,637

Supplemental Cash Flow Information:
Cash paid for:
Interest	$26,704	27,673	16,687
Income taxes	$86,225	40,659	48,711
Non-cash investing activities:
Issuance of Class A common shares for acquisition	$10,010	—	1,959

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders’ Equity
Alberto-Culver Company and Subsidiaries

	Number of Shares				Dollars
	Common Stock Issued		Treasury Stock		Common Stock Issued		Additional Paid-in Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders’ Equity
	Class A	Class B	Class A	Class B	Class A	Class B
(In thousands)
Balance at September 30, 1999	30,613	37,711	(7,845)	(4,753)	$6,735	$8,296	$191,063	$600,629	$(3,040)	$(31,160)	$(206,743)	$565,780

Comprehensive income (loss):
Net earnings								103,184				103,184
Foreign currency translation										(23,240)		(23,240)

Total comprehensive income (loss)								103,184		(23,240)		79,944
Cash dividends								(16,182)				(16,182)
Stock options exercised			193				(1,048)				4,169	3,121
Stock issued pursuant to employee incentive plans			15				(19)				317	298
Stock issued for acquisition			75				343				1,616	1,959
Restricted stock issued, net			101				(202)		(2,104)		2,183	(123)
Restricted stock amortization									923			923
Stock purchased for treasury			(170)								(3,460)	(3,460)

Balance at September 30, 2000	30,613	37,711	(7,631)	(4,753)	6,735	8,296	190,137	687,631	(4,221)	(54,400)	(201,918)	632,260

Comprehensive income (loss):
Net earnings								110,376				110,376
Foreign currency translation										(6,884)		(6,884)

Total comprehensive income (loss)								110,376		(6,884)		103,492
Cash dividends								(18,215)				(18,215)
Stock options exercised			850				(117)				18,382	18,265
Stock issued pursuant to employee incentive plans			17				65				371	436
Restricted stock issued, net			67				283		(1,819)		1,441	(95)
Restricted stock amortization									1,214			1,214
Stock purchased for treasury			(45)								(1,348)	(1,348)

Balance at September 30, 2001	30,613	37,711	(6,742)	(4,753)	6,735	8,296	190,368	779,792	(4,826)	(61,284)	(183,072)	736,009

Comprehensive income (loss):
Net earnings								137,665				137,665
Foreign currency translation										(16,319)		(16,319)

Total comprehensive income (loss)								137,665		(16,319)		121,346
Cash dividends								(20,351)				(20,351)
Stock options exercised			1,820				8,596				39,468	48,064
Stock issued pursuant to employee incentive plans			43				505				932	1,437
Stock issued for acquisition			221				5,076				4,934	10,010
Restricted stock issued, net			78				925		(2,705)		1,692	(88)
Restricted stock amortization									1,682			1,682
Stock purchased for treasury			(186)	(626)							(35,650)	(35,650)

Balance at September 30, 2002	30,613	37,711	(4,766)	(5,379)	$6,735	$8,296	$205,470	$897,106	$(5,849)	$(77,603)	$(171,696)	$862,459

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements
Alberto-Culver Company and Subsidiaries

(1) Summary of Significant Accounting Policies

Principles of Consolidation and Use of Estimates

The consolidated financial statements include the accounts of Alberto-Culver Company and its subsidiaries (“company”). All significant intercompany accounts and transactions have been eliminated. Certain amounts for prior periods have been reclassified to conform to the current year’s presentation.

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

Short-term investments are stated at cost which approximates market value.

The carrying amounts of accounts receivable, accounts payable and short-term borrowings approximate fair value due to the short maturities of these financial instruments.

The fair value of long-term debt was approximately $336.9 million at September 30, 2002. Fair value estimates are calculated using the present value of the projected debt cash flows based on the current market interest rates of comparable debt instruments.

Allowance for Doubtful Accounts

The allowance for doubtful accounts requires management to estimate future amounts of receivables to be collected. Management records allowances for doubtful accounts based on historical collection statistics and current customer credit information.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value). When necessary, the company provides allowances to adjust the carrying value of inventories to the lower of cost or market, including costs to sell or dispose, and for estimated inventory shrinkage. Estimates of the future demand for the company’s products, anticipated product re-launches, changes in formulas and packaging and reductions of stock-keeping units are key factors used by management in assessing the net realizable value of inventories. The company estimates inventory shrinkage based on historical experience.

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

Goodwill and Trade Names

Prior to October 1, 2001, the cost of goodwill and trade names was amortized on a straight-line basis over periods ranging from ten to forty years. As required, the company implemented the Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” for previously acquired intangibles and discontinued the amortization of goodwill effective October 1, 2001. In accordance with SFAS No. 142, the company determined that its trade names have indefinite lives and, therefore, ceased amortization of trade names effective October 1, 2001.

Goodwill and trade names are tested for impairment annually or more frequently if significant events or changes indicate possible impairment in accordance with the provisions of SFAS No. 142. For impairment testing purposes, fair values of reporting units are estimated based on the company’s best estimate of the present value of expected future cash flows and are compared with the corresponding carrying value of the reporting unit, including goodwill.

Notes to the Consolidated Financial Statements (continued)
Alberto-Culver Company and Subsidiaries

Foreign Currency Translation

Foreign currency balance sheet accounts are translated at the rates of exchange in effect at the balance sheet date. Results of operations are translated using the average exchange rates during the period.

Revenue Recognition

The company recognizes revenue on merchandise sold at the time products are shipped to customers. The company’s specialty distribution segment also recognizes revenue when a customer consummates a point-of-sale transaction in a store. Appropriate provisions for sales returns, cash discounts and doubtful accounts are made at the time sales are recorded.

Sales Incentives

Sales incentives primarily include trade promotion activities and consumer coupons. The company records accruals for sales incentives based on estimates of the ultimate cost of each program. The company tracks its commitments for sales incentive programs and, using historical experience, records an accrual at the end of each period for the estimated incurred, but unpaid, costs of these programs.

Shipping and Handling

Amounts invoiced to customers for shipping and handling are included in net sales with the related expense reported on the advertising, marketing, selling and administrative line of the consolidated statements of earnings.

Costs of Products Sold

The company’s consumer products segments include direct material costs and direct and indirect expenses incurred to manufacture products in cost of products sold. The company’s specialty distribution segment includes the cost of merchandise purchased from suppliers in the cost of products sold.

Advertising and Marketing

Advertising and marketing costs are expensed as incurred and amounted to $189.1 million, $179.0 million and $162.7 million in fiscal years 2002, 2001 and 2000, respectively.

Research and Development

Research and development costs are expensed as incurred and amounted to $9.8 million in 2002, $9.6 million in 2001 and $8.5 million in 2000.

Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are estimated to be recovered or settled.

Weighted Average Shares Outstanding

The following table provides information about basic and diluted weighted average shares outstanding:

	2002	2001	2000
(In thousands)
Basic weighted average shares outstanding	57,380	56,176	55,790
Assumed exercise of stock options	1,457	1,299	564
Assumed vesting of restricted stock	377	363	—
Other	—	—	56

Diluted weighted average shares outstanding	59,214	57,838	56,410

No stock options were anti-dilutive in fiscal years 2002 or 2001. Stock options for 722,200 shares were excluded from the computation of diluted net earnings per share in fiscal year 2000 as the options’ exercise prices were greater than the average market price and, therefore, were anti-dilutive.

Notes to the Consolidated Financial Statements (continued)
Alberto-Culver Company and Subsidiaries

Stock-Based Compensation

The company uses the intrinsic method of accounting for its stock-based compensation plans.

New Accounting Standards

In November, 2001, the FASB’s Emerging Issues Task Force (EITF) released Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” EITF No. 01-09 consolidates EITF No. 00-14, “Accounting for Certain Sales Incentives,” which addresses the recognition, measurement and income statement classification for various types of sales incentives including coupons, rebates and free products, and EITF No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products,” which addresses the income statement classification for various types of consideration paid by a vendor to a retailer. EITF No. 01-09 does not change the accounting treatment set forth by EITF Nos. 00-14 and 00-25. As required, the company adopted the provisions of EITF No. 01-09 in the first quarter of fiscal year 2002. In accordance with EITF No. 01-09, the company reclassified certain amounts for fiscal years 2001 and 2000 to conform to the current year’s presentation resulting in a $115.1 million reduction in net sales, an $11.1 million increase in cost of products sold and a $126.2 million decrease in promotion expense for fiscal year 2001 and a $109.4 million reduction in net sales, a $14.3 million increase in cost of products sold and a $123.7 million decrease in promotion expense for fiscal year 2000. Consolidated net earnings were not affected by these reclassifications.

In June, 2001, the FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 addresses financial accounting and reporting for business combinations. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, requires companies to discontinue the amortization of goodwill and certain other intangible assets and requires an impairment test of existing goodwill and certain other intangible assets based on a fair value method. As required, the company adopted SFAS No. 141 in the fourth quarter of fiscal year 2001. The company also adopted SFAS No. 142 as required in the fourth quarter of fiscal year 2001 for new acquisitions and in the first quarter of fiscal year 2002 for previously acquired intangibles. In accordance with SFAS No. 142, the company determined that its trade names have indefinite lives and, therefore, the amortization of trade names was discontinued effective October 1, 2001. Based on the results of the company’s transitional impairment testing, no impairment of indefinite-lived trade names existed at October 1, 2001. In addition, as required by SFAS No. 142, the company ceased the amortization of goodwill effective October 1, 2001. In accordance with the adoption provisions of SFAS No. 142, the company has completed the required transitional goodwill impairment tests and has determined that goodwill was not impaired as of October 1, 2001, the date of adoption. Prospectively, goodwill and trade names will be reviewed for impairment at least annually, with ongoing recoverability monitored based on applicable reporting unit performance and consideration of significant events or changes in the overall business environment.

In accordance with SFAS No. 142, the consolidated statements of earnings for fiscal years 2001 and 2000 have not been restated for the effects of ceasing goodwill and trade name amortization. Had goodwill and trade name amortization been discontinued effective October 1, 1999, net earnings and net earnings per share for the fiscal years ended September 30, 2002, 2001 and 2000 would have been as follows:

	2002	2001	2000*
(In thousands, except per share data)
Reported net earnings	$137,665	110,376	103,184
Elimination of goodwill and trade name amortization, net of income taxes	—	8,759	7,832

Pro-forma net earnings	$137,665	119,135	111,016

Reported basic net earnings per share	$2.40	1.96	1.85
Elimination of goodwill and trade name amortization, net of income taxes	—	.16	.14

Pro-forma basic net earnings per share	$2.40	2.12	1.99

Reported diluted net earnings per share	$2.32	1.91	1.83
Elimination of goodwill and trade name amortization, net of income taxes	—	.15	.14

Pro-forma diluted net earnings per share	$2.32	2.06	1.97

*	Fiscal year 2000 includes a non-recurring gain from the sale of a trademark. The non-recurring gain increased net earnings by $6.0 million and basic and diluted net earnings per share by 11 cents.

Notes to the Consolidated Financial Statements (continued)
Alberto-Culver Company and Subsidiaries

The change in the carrying amount of goodwill by operating segment for the fiscal year ended September 30, 2002 is as follows:

	Consumer Products		Specialty Distribution-Sally	Total
	North America	International
(In thousands)
Balance at September 30, 2001	$69,379	79,648	115,312	264,339
Additions, net of purchase price adjustments	(214)	—	92,240	92,026
Foreign currency translation effect	—	(12,906)	(28)	(12,934)

Balance at September 30, 2002	$69,165	66,742	207,524	343,431

Indefinite-lived trade names by operating segment at September 30, 2002 and 2001 are as follows:

	2002	2001
(In thousands)
Consumer products:
Alberto-Culver North America	$45,414	45,414
Alberto-Culver International	30,145	33,857

Total consumer products	75,559	79,271
Specialty distribution - Sally	4,122	261

	$79,681	79,532

(2) Accrued Expenses

Accrued expenses consist of the following:

	2002	2001
(In thousands)
Compensation and benefits	$103,449	83,403
Advertising and promotions	38,943	35,125
Other	65,919	46,997

	$208,311	165,525

(3) Long-Term Debt and Other Financing Arrangements

Long-term debt, exclusive of current maturities, consists of the following:

	2002	2001
(In thousands)
8.25% notes due November, 2005	$200,000	200,000
6.375% debentures due June, 2028	120,000	120,000
Other	181	1,183

	$320,181	321,183

Maturities of long-term debt for the next five fiscal years are as follows (in thousands): 2003 - $1,189; 2004 - $96; 2005 - $63; 2006 - $200,021; 2007 - $1; 2008 and later - $120,000.

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

Notes to the Consolidated Financial Statements (continued)
Alberto-Culver Company and Subsidiaries

The company has a $300 million, three-year revolving credit facility expiring in September, 2005. The previous credit facility, which was for $250 million, expired in September, 2002. No borrowings were outstanding under the revolving credit facilities at September 30, 2002 or 2001. The revolving credit facility has an interest rate based on a fixed spread over LIBOR and may be drawn in U.S. dollars or certain foreign currencies.

The $300 million revolving credit facility imposes restrictions on such items as total debt, liens and interest expense. At September 30, 2002, the company was in compliance with the covenants of the revolving credit facility.

The company also has a 400 million Swedish krona revolving credit facility (approximately $43.2 million at September 30, 2002) which expires in April, 2003. The facility had no borrowings outstanding at September 30, 2002 or 2001. The interest rate for the facility is based on a fixed spread over the Stockholm Interbank Offered Rate.

In May, 2002, the company entered into an interest rate swap agreement with a notional amount of $100 million in order to convert a portion of its fixed rate 8.25% senior notes into a variable rate obligation. In July, 2002, the company terminated the interest rate swap resulting in a gain of $2.8 million, which is being amortized over the remaining term of the 8.25% senior notes as a reduction of interest expense. The unamortized portion of the gain is included in other liabilities and totaled $2.6 million as of September 30, 2002.

The company had an agreement to sell, without recourse, up to $40 million of designated trade receivables on an ongoing basis. Costs related to this arrangement were included in administrative expenses. In March, 2002, the company repurchased the $40 million of accounts receivable previously sold under this facility. The facility subsequently expired in September, 2002. The agreement involved the sale of accounts receivable to a wholly-owned, consolidated special purpose entity (SPE), which in turn sold an undivided interest in a revolving pool of eligible receivables to a financial institution. The SPE was a separate corporate entity with its own creditors that were entitled to be satisfied out of the SPE’s assets prior to those assets becoming available to its parent. At September 30, 2001, the facility was fully utilized. As a result of the repurchase of receivables previously sold under the facility, accounts receivable at September 30, 2002 increased $40 million compared to the prior year. As of September 30, 2002, the company has no off-balance sheet financing arrangements other than operating leases incurred in the ordinary course of business as disclosed in “note 8.”

(4) Stockholders’ Equity

The company has two classes of common stock, both of which are listed on the New York Stock Exchange. Except for voting, dividend and conversion rights, the Class A and Class B common stock are identical. Class A has one-tenth vote per share and Class B has one vote per share. No dividend may be paid on the Class B unless an equal or greater dividend is paid on the Class A, and dividends may be paid on the Class A in excess of dividends paid, or without paying dividends, on the Class B. All, and not less than all, of the Class A may at any time be converted into Class B on a share-for-share basis at the option of the company. The Class B is convertible at any time into Class A on a share-for-share basis at the option of the holders.

Cash dividends for Class B common stock in fiscal years 2002, 2001 and 2000 were $11.4 million or $.3525 per share, $10.6 million or $.3225 per share and $9.6 million or $.29 per share, respectively. Cash dividends for Class A common stock in fiscal years 2002, 2001 and 2000 were $8.9 million or $.3525 per share, $7.6 million or $.3225 per share and $6.6 million or $.29 per share, respectively. Class A common stock dividends per share have been equal to those of Class B common stock since the Class A shares were issued in April, 1986.

During fiscal years 1998 and 1999, the Board of Directors authorized the company to purchase up to 9.0 million shares of its Class A common stock. Prior to the fourth quarter of fiscal year 2002, the company had purchased 7.3 million Class A common shares under this program at a total cost of $162.9 million with the last purchase occurring in October, 1999. In July, 2002, the Board of Directors re-authorized the company to purchase up to 1.7 million shares of Class A common stock remaining under this program. In the fourth quarter of fiscal year 2002, the company purchased 164,200 Class A shares at a total cost of $7.4 million. A total of 1,535,800 Class A shares remain available for purchase under this program as of September 30, 2002. During fiscal year 2002, the company also acquired $28.3 million of Class A and Class B common shares surrendered by employees in connection with the exercises of stock options and the payment of withholding taxes as provided under the terms of certain incentive plans. Shares acquired under these plans are not subject to the company’s stock repurchase program.

Notes to the Consolidated Financial Statements (continued)
Alberto-Culver Company and Subsidiaries

(5) Stock Option and Restricted Stock Plans

Pursuant to its stock option plans, the company is authorized to issue non-qualified options to employees and non-employee directors to purchase a limited number of shares of the company’s Class A common stock at a price not less than the fair market value of the stock on the date of grant. Options under the plans expire ten years from the date of grant and are exercisable on a cumulative basis in four equal annual increments commencing one year after the date of grant. A total of 15.6 million shares have been authorized to be issued under the plans, of which 5.1 million shares remain available for future grants at September 30, 2002.

SFAS No. 123, “Accounting for Stock-Based Compensation,” requires either the adoption of a fair value based method of accounting for stock-based compensation or the continuance of the intrinsic value method with pro-forma disclosures as if the fair value method was adopted. The company has elected to continue measuring compensation expense for its stock-based plans, using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and, accordingly, no compensation cost related to stock options has been recognized in the consolidated statements of earnings.

Had compensation expense for these stock option plans been determined based upon the fair value of stock options on the dates of grant and recognized over the vesting period consistent with SFAS No. 123, the company’s pro-forma net earnings and net earnings per share for the fiscal years ended September 30, 2002, 2001 and 2000 would have been as follows (in thousands, except per share amounts):

	2002	2001	2000
Net earnings:
As reported	$137,665	110,376	103,184
Pro-forma	$130,685	104,591	98,633
Basic net earnings per share:
As reported	$2.40	1.96	1.85
Pro-forma	$2.28	1.86	1.77
Diluted net earnings per share:
As reported	$2.32	1.91	1.83
Pro-forma	$2.21	1.81	1.75

The weighted average fair value of options at the date of grant in fiscal years 2002, 2001 and 2000 was $8.83, $7.49 and $5.77 per option, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2002	2001	2000
Expected life	5 years	5 years	5 years
Volatility	25.5%	25.4%	24.8%
Risk-free interest rate	3.5%-4.5%	4.6%-5.9%	5.8%-6.5%
Dividend yield	0.8%-1.0%	1.0%-1.2%	1.1%-1.4%

Summarized information on the company’s outstanding stock options at September 30, 2002 is as follows (options in thousands):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Average Remaining Contractual Life	Weighted Average Option Price	Number of Options	Weighted Average Option Price
$ 9.75-$13.38	394	2.6 years	$12.40	394	$12.40
$19.75-$23.19	1,650	6.4 years	$20.39	1,280	$20.48
$24.94-$26.19	1,598	7.6 years	$25.12	821	$25.28
$29.44-$32.66	1,694	9.0 years	$32.64	420	$32.64
$38.64-$42.46	31	9.6 years	$40.77	—	—

Notes to the Consolidated Financial Statements (continued)
Alberto-Culver Company and Subsidiaries

Stock option activity under the plans is summarized as follows (options in thousands):

	Number of Options	Weighted Average Option Price
Outstanding at September 30, 1999	3,710	$19.01

Granted	1,590	$19.93
Exercised	(193)	$14.05
Canceled	(153)	$21.42

Outstanding at September 30, 2000	4,954	$19.42

Granted	1,716	$24.98
Exercised	(850)	$18.22
Canceled	(290)	$22.29

Outstanding at September 30, 2001	5,530	$21.18

Granted	1,728	$32.81
Exercised	(1,820)	$20.20
Canceled	(71)	$26.13

Outstanding at September 30, 2002	5,367	$25.19

Exercisable at September 30:
2000	2,912	$18.40
2001	3,357	$20.04
2002	2,915	$22.50

The company is also authorized to grant up to 1,000,000 shares of Class A common stock to employees under its restricted stock plan. The restricted shares vest on a cumulative basis in four equal annual installments commencing four years after the date of grant for grants made prior to July 26, 2001 and in four equal annual installments commencing two years after the date of grant for all subsequent grants. The total value of restricted shares is recorded as unearned compensation at the time of grant based on the fair market value of the shares on the date of grant. The unearned compensation balance is amortized into expense over the vesting period. During fiscal year 2002, employees were granted 85,800 restricted shares at a weighted average fair value of $32.66 per share on the date of grant. At September 30, 2002, there were 363,950 restricted shares outstanding and 539,200 Class A shares remained authorized for future issuance. The unearned compensation balance included as a separate component of stockholders’ equity was $5.8 million at September 30, 2002.

The company is seeking authorization from shareholders at the January, 2003 annual meeting of shareholders for two new Class B stock option plans and a new Class B restricted stock plan. If approved, the new plans will be authorized to grant up to 6.15 million non-qualified stock options to employees and non-employee directors to purchase the company’s Class B shares and up to 600,000 restricted shares of Class B common stock to employees. If these new plans are approved, the company will no longer be authorized to grant stock options or restricted shares of Class A common stock under the current stock option and restricted stock plans.

(6) Income Taxes

The provision for income taxes consists of the following:

	2002	2001	2000
	(In thousands)
Current:
Federal	$67,802	45,989	35,739
Foreign	9,193	7,624	12,000
State	3,143	2,509	3,285

	80,138	56,122	51,024

Deferred:
Federal	(9,364)	808	(874)
Foreign	3,008	134	1,327
State	345	(204)	(380)

	(6,011)	738	73

	$74,127	56,860	51,097

Notes to the Consolidated Financial Statements (continued)
Alberto-Culver Company and Subsidiaries

The difference between the United States statutory federal income tax rate and the effective income tax rate is summarized below:

	2002	2001	2000
U.S. statutory tax rate	35.0%	35.0%	35.0%
Effect of foreign income tax rates	(1.0)	(.5)	(2.6)
State income taxes, net of federal tax benefit	1.1	.9	1.2
Tax exempt interest income	(.3)	(.6)	(.3)
Other, net	.2	(.8)	(.2)

Effective tax rate	35.0%	34.0%	33.1%

Significant components of the company’s deferred tax assets and liabilities at September 30, 2002 and 2001 are as follows:

	2002	2001
(In thousands)
Deferred tax assets attributable to:
Accrued expenses	$20,653	15,052
Long-term liabilities	7,555	1,757
Other	2,057	1,288

Total deferred tax assets	30,265	18,097

Deferred tax liabilities attributable to:
Depreciation and amortization	47,275	41,802
Inventory adjustments	375	1,617
State income taxes	674	329

Total deferred tax liabilities	48,324	43,748

Net deferred tax liabilities	$18,059	25,651

Other current assets at September 30, 2002 and 2001 include $20.3 million and $13.4 million, respectively, of net deferred tax assets. Management believes that it is more likely than not that results of future operations will generate sufficient taxable income to realize the deferred tax assets. Accordingly, there is no valuation allowance recorded at September 30, 2002 and 2001.

Domestic earnings before provision for income taxes were $171.1 million, $140.7 million and $124.4 million in fiscal years 2002, 2001 and 2000, respectively. Foreign operations had earnings before provision for income taxes of $40.7 million, $26.5 million and $29.9 million (including the 2000 non-recurring gain) in fiscal years 2002, 2001 and 2000, respectively.

Undistributed earnings of the company’s foreign operations amounting to $235.6 million at September 30, 2002 are intended to remain permanently invested to finance future growth and expansion. Accordingly, no U.S. income taxes have been provided on those earnings at September 30, 2002. Should such earnings be distributed, the company estimates that the credits for foreign income taxes paid would substantially offset applicable U.S. income taxes.

(7) Business Segments and Geographic Area Information

The presentation of segment information reflects the manner in which management organizes segments for making operating decisions and assessing performance. The company’s consumer products business includes two segments, “Alberto-Culver North America” and “Alberto-Culver International,” and includes developing, manufacturing, distributing and marketing branded consumer products worldwide. The Alberto-Culver North America segment also includes the manufacturing of custom label products for other companies. The “Specialty distribution - Sally” business segment consists of Sally Beauty Company, a distributor of professional beauty supplies through its Sally Beauty Supply stores and its Beauty Systems Group full-service operations.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies in “note 1.” The company accounts for sales between segments as if the sales were to a third party, however, sales between segments are eliminated in consolidation.

Notes to the Consolidated Financial Statements (continued)
Alberto-Culver Company and Subsidiaries

Segment data for the years ended September 30, 2002, 2001 and 2000 is as follows:

Business Segments Information

(In thousands)	2002	2001	2000
Net sales:
Consumer products:
Alberto-Culver North America	$617,014	562,427	498,769
Alberto-Culver International	398,983	392,795	386,851

Total consumer products	1,015,997	955,222	885,620
Specialty distribution - Sally	1,667,052	1,452,539	1,275,475
Eliminations	(32,073)	(28,644)	(23,358)

	$2,650,976	2,379,117	2,137,737

Earnings before provision for income taxes (1):
Consumer products:
Alberto-Culver North America	$71,070	52,511	37,284
Alberto-Culver International	16,710	15,945	15,874

Total consumer products	87,780	68,456	53,158
Specialty distribution - Sally	172,750	144,688	125,640

Segment operating profit	260,530	213,144	178,798
Non-recurring gain (note 9)	—	—	9,257
Unallocated expenses, net (2)	(26,102)	(24,078)	(14,565)
Interest expense, net of interest income	(22,636)	(21,830)	(19,209)

	$211,792	167,236	154,281

Identifiable assets:
Consumer products:
Alberto-Culver North America	$330,188	324,495	316,656
Alberto-Culver International	359,081	361,144	374,206

Total consumer products	689,269	685,639	690,862
Specialty distribution - Sally	835,026	655,825	589,955
Corporate (3)	205,196	175,037	104,781

	$1,729,491	1,516,501	1,385,598

Depreciation and amortization expense (1):
Consumer products:
Alberto-Culver North America	$13,197	14,849	14,587
Alberto-Culver International	9,231	12,197	12,471

Total consumer products	22,428	27,046	27,058
Specialty distribution - Sally	21,972	22,132	20,527
Corporate	2,814	2,227	2,053

	$47,214	51,405	49,638

Capital expenditures:
Consumer products:
Alberto-Culver North America	$20,766	13,237	10,259
Alberto-Culver International	11,553	5,785	10,337

Total consumer products	32,319	19,022	20,596
Specialty distribution - Sally	23,145	17,730	16,931

	$55,464	36,752	37,527

(1)
As required, the company implemented SFAS No. 142 in fiscal year 2002 and, accordingly, discontinued amortization of goodwill and trade names. In accordance with SFAS No. 142, earnings before provision for income taxes and depreciation and amortization expense for fiscal years 2001 and 2000 have not been restated and, therefore, include amortization of goodwill and trade names. See “note 1” for further discussion.

(2)	“Unallocated expenses, net” principally consists of general corporate expenses.
(3)	Corporate identifiable assets are primarily cash, cash equivalents, short-term investments and equipment.

Notes to the Consolidated Financial Statements (continued)
Alberto-Culver Company and Subsidiaries

Geographic data for the years ended September 30, 2002, 2001 and 2000 is as follows:

Geographic Area Information

	2002	2001	2000
(In thousands)
Net sales:
United States	$2,121,633	1,884,278	1,652,800
Foreign	541,219	513,199	507,182
Eliminations	(11,876)	(18,360)	(22,245)

	$2,650,976	2,379,117	2,137,737

Segment operating profit (1):
United States	$216,931	178,177	147,021
Foreign	43,599	34,967	31,777

	$260,530	213,144	178,798

Identifiable assets:
United States	$1,084,552	935,874	871,727
Foreign	439,743	405,590	409,090
Corporate (2)	205,196	175,037	104,781

	$1,729,491	1,516,501	1,385,598

(1)
As required, the company implemented SFAS No. 142 in fiscal year 2002 and, accordingly, discontinued amortization of goodwill and trade names. In accordance with SFAS No. 142, segment operating profit for fiscal years 2001 and 2000 has not been restated and, therefore, includes amortization of goodwill and trade names. See “note 1” for further discussion.

(2)	Corporate identifiable assets are primarily cash, cash equivalents, short-term investments and equipment.

(8) Lease Commitments

The major portion of the company’s leases are for Sally Beauty Company stores. Other leases cover certain manufacturing and warehousing properties, office facilities and data processing equipment. At September 30, 2002, future minimum payments under non-cancelable leases by fiscal year are as follows:

	Operating Leases	Capital Leases
(In thousands)
2003	$67,635	115
2004	56,353	73
2005	41,750	58
2006	30,177	15
2007	16,212	—
2008 and later	34,030	—

Total minimum lease payments	$246,157	261

Total rental expense for operating leases amounted to $92.3 million in 2002, $82.7 million in 2001 and $74.9 million in 2000. Certain leases require the company to pay real estate taxes, insurance, maintenance and special assessments.

9) Non-Recurring Gain

In the first quarter of fiscal year 2000, the company sold a European trademark with a nominal carrying value for $10.0 million. The transaction resulted in a non-recurring pre-tax gain of $9.3 million and an increase in net earnings of $6.0 million. The non-recurring gain added 11 cents to the company’s basic and diluted net earnings per share in fiscal year 2000.

Notes to the Consolidated Financial Statements (continued)
Alberto-Culver Company and Subsidiaries

(10) Quarterly Financial Data

Unaudited quarterly consolidated statement of earnings information for the fiscal years ended September 30, 2002 and 2001 is summarized below (in thousands, except per share amounts):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2002:
Net sales	$614,260	657,762	681,074	697,880
Gross profit	$300,672	317,838	332,396	343,540
Net earnings	$29,294	32,650	36,401	39,320
Net earnings per share:
Basic	$.52	.57	.63	.68
Diluted	$.50	.55	.61	.66

2001:
Net sales	$563,867	592,942	605,047	617,261
Gross profit	$269,610	289,981	293,497	297,520
Net earnings	$23,626	25,892	29,071	31,787
Net earnings per share:
Basic	$.42	.46	.52	.56
Diluted	$.41	.45	.50	.55

(11) Acquisitions

The company made acquisitions during fiscal years 2002, 2001 and 2000 which individually were insignificant to the consolidated financial statements. The total amount paid for the acquisitions in fiscal years 2002, 2001 and 2000 were $120.1 million, $18.8 million and $146.8 million, respectively. The acquisitions were accounted for using the purchase method, and accordingly, the results of operations of the acquired businesses have been included in the consolidated financial statements from the dates of acquisition. Total goodwill of $92.0 million, $11.6 million and $101.9 million was recorded in fiscal years 2002, 2001 and 2000, respectively, as a result of the acquisitions. The company acquired $3.9 million and $16.5 million of trade names with indefinite lives in fiscal years 2002 and 2000, respectively. No trade names were acquired in fiscal year 2001.

Independent Auditors’ Report
Alberto-Culver Company and Subsidiaries

The Board of Directors and Stockholders
Alberto-Culver Company:

We have audited the accompanying consolidated balance sheets of Alberto-Culver Company and Subsidiaries as of September 30, 2002 and 2001 and the related consolidated statements of earnings, cash flows and stockholders’ equity for each of the years in the three-year period ended September 30, 2002. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alberto-Culver Company and Subsidiaries as of September 30, 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in “note 1” to the consolidated financial statements, in the year ended September 30, 2002, the company changed its method of accounting for goodwill and trade names.

/s/  KPMG LLP
KPMG LLP
Chicago, Illinois
October 22, 2002

Management’s Discussion and Analysis of Results of Operations and Financial Condition
Alberto-Culver Company and Subsidiaries

Results of Operations

Fiscal year 2002 marked the company’s eleventh consecutive year of record sales and record operating earnings. Net sales for the year ended September 30, 2002 were $2.65 billion, an increase of 11.4% over prior year sales of $2.38 billion. Net sales in 2000 were $2.14 billion.

Record net earnings of $137.7 million in 2002 increased 24.7% from the prior year’s net earnings of $110.4 million. Basic net earnings per share of $2.40 in fiscal year 2002 were 44 cents or 22.4% higher than 2001. Diluted net earnings per share increased 21.5% to $2.32 in fiscal year 2002 from $1.91 in fiscal year 2001.

As discussed later under “New Accounting Standards,” the company discontinued the amortization of goodwill and trade names at the beginning of fiscal year 2002. Had last year’s results been restated to eliminate goodwill and trade name amortization, net earnings for the year ended September 30, 2002 would have increased $18.5 million or 15.6% compared to the prior year. Basic net earnings per share would have increased 28 cents or 13.2% versus the prior year while diluted net earnings per share would have increased 26 cents or 12.6%.

As described in “note 9” to the consolidated financial statements, the company sold a European trademark for $10.0 million in fiscal year 2000. As a result, the company recognized a non-recurring pre-tax gain of $9.3 million and an increase in net earnings of $6.0 million. Accordingly, basic and diluted net earnings per share increased 11 cents as a result of the gain. Excluding the fiscal year 2000 non-recurring gain, fiscal year 2001 net earnings increased 13.6% and basic and diluted net earnings per share were 12.6% and 11.0% higher than 2000, respectively. Fiscal year 2001 net earnings increased $7.2 million or 7.0% compared to fiscal year 2000 net earnings including the non-recurring gain.

Sales of Alberto-Culver North America consumer products in fiscal year 2002 increased 9.7% to $617.0 million from $562.4 million in 2001. The current year sales increase was primarily due to higher sales of TRESemmé shampoos, conditioners and styling products, including TRESemmé Hydrology, St. Ives Swiss Formula apricot scrubs, lotions and body washes, Alberto VO5 shampoos and conditioners and Pro-Line’s ethnic hair care products including Soft & Beautiful, TCB and Motions, along with increased sales for custom label filling operations. In fiscal year 2001, sales increased 12.8% compared to 2000 sales of $498.8 million primarily due to the Pro-Line business acquired in March, 2000, the introduction of TRESemmé Hydrology and higher sales for St. Ives Swiss Formula facial products and body washes, the Motions line of hair care products and the Alberto VO5 line of shampoos and conditioners.

Alberto-Culver International consumer products sales increased 1.6% to $399.0 million in 2002 compared to $392.8 million in 2001. The fiscal year 2002 results were negatively impacted by the effect of foreign exchange rates. Had foreign exchange rates in fiscal year 2002 been the same as 2001, Alberto-Culver International sales would have increased 3.1%, primarily due to sales increases for the company’s European and Latin American businesses. In fiscal year 2001, International sales increased 1.5% to $392.8 million from $386.9 million in fiscal year 2000.

Sales of the “Specialty distribution - Sally” business segment increased to $1.67 billion in fiscal year 2002, compared to $1.45 billion and $1.28 billion in 2001 and 2000, respectively. The sales increases of 14.8% in 2002 and 13.9% in 2001 were attributable to the expansion of Sally’s full-service operations, including acquisitions, higher sales for established Sally Beauty Company outlets and the addition of stores during the year. The number of Sally stores increased 25.7% during the last three fiscal years to a total of 2,712, including 130 franchise stores, at September 30, 2002 compared to 2,428 and 2,325 at the end of fiscal years 2001 and 2000, respectively.

Cost of products sold as a percentage of sales was 51.2% in fiscal year 2002 compared to 51.6% in 2001 and 52.4% in 2000. The lower cost of products sold percentages in fiscal years 2002 and 2001 were primarily due to increased sales of higher margin products and lower costs.

Advertising, marketing, selling and administrative expenses increased 10.2% in fiscal year 2002 and 12.7% in 2001. The increases in fiscal years 2002 and 2001 primarily resulted from the higher selling and administration costs associated with the growth of the Sally Beauty Company business, including acquisitions, and higher expenditures for advertising and marketing.

Management’s Discussion and Analysis of Results of Operations and Financial Condition (continued)
Alberto-Culver Company and Subsidiaries

Advertising and marketing expenditures were $189.1 million, $179.0 million and $162.7 million in fiscal years 2002, 2001 and 2000, respectively. The higher expenses in fiscal year 2002 were mainly attributable to increased advertising expenditures for North America primarily related to TRESemmé, St. Ives Swiss Formula and Pro-Line’s ethnic hair care products.

Interest expense, net of interest income, was $22.6 million, $21.8 million and $19.2 million in fiscal years 2002, 2001 and 2000, respectively. Interest expense was $26.0 million in fiscal year 2002 versus $27.3 million in 2001 and $23.7 million in 2000. The decrease in interest expense in 2002 was primarily attributable to the elimination of borrowings under the company’s Swedish krona revolving credit facility and lower interest resulting from an interest rate swap. Interest income in fiscal year 2002 was $3.4 million compared to $5.5 million in 2001 and $4.5 million in 2000. The decrease in 2002 was principally due to lower interest rates on investments.

The provision for income taxes as a percentage of earnings before income taxes was 35.0% in 2002, 34.0% in 2001 and 33.1% in 2000. The higher tax rate in 2002 compared to the two previous fiscal years was primarily due to the mix of foreign taxable earnings and the favorable settlements of certain tax years in 2001 and 2000. Other factors which influenced the effective tax rates for those years are described in “note 6” to the consolidated financial statements.

Financial Condition

Working capital at September 30, 2002 was $523.8 million, an increase of $37.1 million from the prior year’s working capital of $486.7 million. The resulting current ratio was 2.14 to 1.00 at September 30, 2002 compared to 2.25 to 1.00 last year. The increase in working capital in fiscal year 2002 was primarily due to net working capital generated from the growth of the company, including acquisitions, substantially offset by cash outlays for the purchases of full-service beauty supply distributors, capital expenditures, cash dividends and purchases of treasury stock.

Cash and cash equivalents increased $15.5 million during fiscal year 2002 primarily due to cash flow from operating activities and cash received from the exercise of stock options, partially offset by $110.1 million of cash paid for acquisitions of full-service beauty supply distributors by Sally Beauty Company, $55.5 million of capital expenditures, the repurchase of $40.0 million of accounts receivable previously sold under the company’s conduit facility and $35.7 million of treasury stock purchases, primarily related to shares surrendered by employees in connection with stock option exercises.

Accounts receivable increased 23.2% to $209.0 million from $169.7 million last year. The increase was due to the repurchase of $40.0 million of accounts receivable previously sold under the company’s conduit facility. See “note 3” to the consolidated financial statements.

Inventories were $522.2 million at September 30, 2002, up 9.2% compared to $478.3 million last year. The increase primarily resulted from the acquisitions of full-service beauty supply distributors and the growth of Sally Beauty Company.

Other current assets increased $9.4 million to $35.5 million at September 30, 2002 primarily due to an increase in net deferred tax assets principally resulting from an increase in accrued expenses.

Net property, plant and equipment increased $12.0 million to $247.9 million at September 30, 2002. The increase resulted primarily from expenditures for additional Sally stores, acquisitions, office facilities, machinery and equipment and information systems, partially offset by depreciation during fiscal year 2002.

Net goodwill increased $79.1 million during fiscal year 2002 mainly due to goodwill resulting from acquisitions during the year, partially offset by the effects of foreign exchange rates.

Other assets increased $14.5 million to $74.3 million at September 30, 2002. The increase was primarily due to acquisitions of full-service beauty supply distributors.

Accounts payable of $233.9 million at September 30, 2002 increased $42.5 million compared to 2001 primarily due to increased inventory levels applicable to overall sales growth, including acquisitions, and the timing of vendor payments.

Accrued expenses increased 25.8% to $208.3 million from $165.5 million last year. The increase was primarily attributable to the continued growth of Sally Beauty Company, including acquisitions, and higher accruals for compensation and benefits, insurance, advertising and promotion expenditures.

Income taxes payable and deferred income taxes decreased $16.7 million to $52.8 million at September 30, 2002 mainly due to the timing of tax payments and tax benefits realized from the exercise of employee stock options in fiscal year 2002.

Other liabilities were $48.1 million at September 30, 2002, an increase of $18.1 million compared to last year. The increase was primarily due to higher accruals for insurance, incentive and retirement plans and a deferred gain resulting from the termination of an interest rate swap.

Management’s Discussion and Analysis of Results of Operations and Financial Condition (continued)
Alberto-Culver Company and Subsidiaries

Accumulated other comprehensive income – foreign currency translation increased $16.3 million to $77.6 million from $61.3 million last year. The increase was primarily attributable to the effect of the devaluation of the Argentine peso, partially offset by the weakening of the U.S. dollar versus certain foreign currencies, primarily the British pound and Swedish krona.

Total stockholders’ equity increased $126.5 million to $862.5 million as of September 30, 2002. The increase was primarily due to net earnings for the fiscal year and proceeds from the exercise of employee stock options, partially offset by dividend payments.

Liquidity and Capital Resources

The company’s primary sources of cash over the past three years have been from funds provided by operating activities and the issuance of $200 million of 8.25% senior notes in April, 2000. Operating activities provided cash of $231.7 million, $165.2 million and $119.1 million in fiscal years 2002, 2001 and 2000, respectively.

The company has obtained long-term financing as needed to fund acquisitions and other growth opportunities. Funds also may be obtained prior to their actual need in order to take advantage of opportunities in the debt markets. In April, 2000, the company issued $200 million of 8.25% senior notes due November, 2005. In June, 1998, the company issued $120 million of 6.375% debentures due June, 2028. In September, 1997, the company obtained a five-year, $200 million revolving credit facility, which was increased to $250 million in fiscal year 2000 and subsequently replaced with a three-year, $300 million revolving credit facility in fiscal year 2002. The current $300 million facility, which had no borrowings outstanding at September 30, 2002, may be drawn in U.S. dollars or certain foreign currencies. Under debt covenants, the company has the ability to incur up to $969 million of additional borrowings.

The primary uses of cash during the three-year period ended September 30, 2002 were $273.8 million for acquisitions, $209.9 million for repayments of long-term debt, $129.7 million for capital expenditures and $54.7 million for cash dividends.

Compared to 1999, cash dividends per share increased 38.2% over the three-year period ended September 30, 2002. Cash dividends paid on Class A and Class B common stock were $.3525 per share in 2002, $.3225 per share in 2001 and $.29 per share in 2000.

The company anticipates that cash flows from operations and available credit will be sufficient to fund operating requirements in future years. During fiscal year 2003, the company expects that cash will continue to be used for acquisitions, capital expenditures, new product development, market expansion and dividend payments. The company may also purchase shares of its common stock depending on market conditions. During fiscal years 1998 and 1999, the Board of Directors authorized the company to purchase up to 9.0 million shares of its Class A common stock. Prior to the fourth quarter of fiscal year 2002, the company had purchased 7.3 million Class A common shares under this program at a total cost of $162.9 million with the last purchase occurring in October, 1999. In July, 2002, the Board of Directors re-authorized the company to purchase up to 1.7 million shares of Class A common stock remaining under this program. In the fourth quarter of fiscal year 2002, the company purchased 164,200 Class A shares at a total cost of $7.4 million. A total of 1,535,800 Class A shares remain available for purchase under this program as of September 30, 2002. During fiscal year 2002, the company also acquired $28.3 million of Class A and Class B common shares surrendered by employees in connection with the exercises of stock options and the payment of withholding taxes as provided under the terms of certain incentive plans. Shares acquired under these plans are not subject to the company’s stock repurchase program.

Management’s Discussion and Analysis of Results of Operations and Financial Condition (continued)
Alberto-Culver Company and Subsidiaries

The following table reflects a summary of contractual cash obligations and commitments outstanding by future payment date as of September 30, 2002:

	Payments Due by Fiscal Year
	2003	2004	2005	2006	2007 and Later	Total
	(In thousands)
Long-term debt, including current maturities (1)	$1,189	96	63	200,021	120,001	321,370
Operating leases (2)	67,635	56,353	41,750	30,177	50,242	246,157
Other long-term obligations (3)	3,577	3,506	2,489	2,089	6,255	17,916

Total	$72,401	59,955	44,302	232,287	176,498	585,443

(1)	The company’s $120.0 million 6.375% debentures are due in June, 2028, but are subject to repayment, at the option of the holders, in June, 2008.
(2)	In accordance with accounting principles generally accepted in the United States of America, these obligations are not reflected in the accompanying consolidated balance sheets.
(3)
Other long-term obligations represent commitments under various acquisition-related agreements including non-compete, consulting and severance agreements. These obligations are included in other liabilities in the accompanying consolidated balance sheets.

At September 30, 2002, the company had $15.7 million in outstanding standby letters of credit related to various insurance programs. The company does not have other unconditional purchase obligations or significant other commercial commitments.

The company is in compliance with all covenants and other requirements of its revolving credit agreement and public debt securities. Additionally, the revolving credit agreement and the indenture for the public debt securities do not include rating triggers or subjective clauses that would accelerate maturity dates.

Inflation

The company was not significantly affected by inflation during the past three years. Management continuously attempts to resist cost increases and counteract the effects of inflation through productivity improvements, cost reduction programs and price increases within the constraints of the highly competitive markets in which the company operates.

Market Risk

As a multinational corporation that manufactures and markets products in countries throughout the world, the company is subject to certain market risks including foreign currency fluctuations, interest rates and government actions. The company considers a variety of practices to manage these market risks, including, when deemed appropriate, the occasional use of derivative financial instruments. The company uses derivative financial instruments only for risk management and does not use them for trading or speculative purposes. As of September 30, 2002, the company had no material derivative financial instruments outstanding.

The company is exposed to potential gains or losses from foreign currency fluctuations affecting net investments and earnings denominated in foreign currencies. The company’s primary exposures are to changes in exchange rates for the U.S. dollar versus the Swedish krona, British pound sterling, Canadian dollar, Euro, Australian dollar, Argentine peso and Mexican peso.

The company’s various currency exposures often offset each other, providing a natural hedge against currency risk. Periodically, specific foreign currency transactions (e.g. inventory purchases, intercompany transactions, etc.) are hedged with forward contracts to reduce the foreign currency risk. Gains and losses on these foreign currency hedges are included in the basis of the underlying hedged transactions. As of September 30, 2002, the company had no material outstanding foreign currency contracts.

The company considers combinations of fixed rate and variable rate debt, along with varying maturities, in its management of interest rate risk. At September 30, 2002, the company had no variable rate long-term debt outstanding.

Management’s Discussion and Analysis of Results of Operations and Financial Condition (continued)
Alberto-Culver Company and Subsidiaries

The company has periodically used interest rate swaps to manage interest rate risk on debt securities. These instruments allow the company to exchange variable rate debt into fixed rate or fixed rate debt into variable rate. Interest rate differentials paid or received on these arrangements are recognized as adjustments to interest expense over the life of the agreement. At September 30, 2002, the company had no interest rate swaps outstanding.

In May, 2002, the company entered into an interest rate swap agreement with a notional amount of $100 million in order to convert a portion of its fixed rate 8.25% senior notes into a variable rate obligation. In July, 2002, the company terminated the interest rate swap resulting in a gain of $2.8 million, which is being amortized over the remaining term of the 8.25% senior notes as a reduction of interest expense. The unamortized portion of the gain is included in other liabilities and totaled $2.6 million as of September 30, 2002.

The company’s quantitative information on market risk as of September 30, 2002 is as follows (in millions):

	Debt
Expected Maturities	Short-Term Fixed Rate	Long-Term Fixed Rate(1)	Total
2003 (4.3% average rate)	$3.7	—	3.7
2004 (8.5% average rate)	—	0.1	0.1
2005 (9.2% average rate)	—	0.1	0.1
2006 (8.3% average rate)	—	200.0	200.0
Thereafter (6.4% average rate)	—	120.0	120.0

Total	$3.7	320.2	323.9

Fair value	$3.7	336.9	340.6

(1)	The company’s $120.0 million 6.375% debentures are due in June, 2028, but are subject to repayment, at the option of the holders, in June, 2008.

The company is exposed to credit risk on certain assets, primarily cash equivalents, short-term investments and accounts receivable. The credit risk associated with cash equivalents and short-term investments is mitigated by the company’s policy of investing in a diversified portfolio of securities with high credit ratings.

The company provides credit to customers in the ordinary course of business and performs ongoing credit evaluations. Concentrations of credit risk with respect to trade receivables are limited due to the number of customers comprising the company’s customer base. Although Wal-Mart is a significant customer of the company’s consumer products segments, sales to Wal-Mart are less than 10% of the company’s consolidated net sales in fiscal year 2002. The company believes its allowance for doubtful accounts is sufficient to cover customer credit risks.

New Accounting Standards

In December, 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition.” SAB No. 101 provides guidance in applying generally accepted accounting principles to revenue recognition. The company implemented SAB No. 101 in the first quarter of fiscal year 2001 and its adoption did not have a material effect on the consolidated financial statements.

In September, 2000, the Financial Accounting Standards Board’s (FASB) Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-10, “Accounting for Shipping and Handling Fees and Costs.” EITF No. 00-10 addresses the income statement classification of shipping and handling fees and costs. The company implemented EITF No. 00-10 in the first quarter of fiscal year 2001 and its adoption did not have a material effect on the consolidated financial statements.

In September, 2000, the FASB issued Statement of Accounting Standards (SFAS) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS No. 140 replaces SFAS No. 125 and revises the standards for accounting for securitizations and other transfers of financial assets and collateral. The company implemented SFAS No. 140 in the third quarter of fiscal year 2001 and its adoption did not have a material effect on the consolidated financial statements.

Management’s Discussion and Analysis of Results of Operations and Financial Condition (continued)
Alberto-Culver Company and Subsidiaries

In November, 2001, the FASB’s EITF released Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” EITF No. 01-09 consolidates EITF No. 00-14, “Accounting for Certain Sales Incentives,” which addresses the recognition, measurement and income statement classification for various types of sales incentives including coupons, rebates and free products, and EITF No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products,” which addresses the income statement classification for various types of consideration paid by a vendor to a retailer. EITF No. 01-09 does not change the accounting treatment set forth by EITF Nos. 00-14 and 00-25. As required, the company adopted the provisions of EITF No. 01-09 in the first quarter of fiscal year 2002. In accordance with EITF No. 01-09, the company reclassified certain amounts for fiscal years 2001 and 2000 to conform to the current year’s presentation resulting in a $115.1 million reduction in net sales, an $11.1 million increase in cost of products sold and a $126.2 million decrease in promotion expense for fiscal year 2001 and a $109.4 million reduction in net sales, a $14.3 million increase in cost of products sold and a $123.7 million decrease in promotion expense for fiscal year 2000. Consolidated net earnings were not affected by these reclassifications.

In June, 2001, the FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 addresses financial accounting and reporting for business combinations. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, requires companies to discontinue the amortization of goodwill and certain other intangible assets and requires an impairment test of existing goodwill and certain other intangible assets based on a fair value method. As required, the company adopted SFAS No. 141 in the fourth quarter of fiscal year 2001. The company also adopted SFAS No. 142 as required in the fourth quarter of fiscal year 2001 for new acquisitions and in the first quarter of fiscal year 2002 for previously acquired intangibles. In accordance with SFAS No. 142, the company determined that its trade names have indefinite lives and, therefore, the amortization of trade names was discontinued effective October 1, 2001. Based on the results of the company’s transitional impairment testing, no impairment of indefinite-lived trade names existed at October 1, 2001. In addition, as required by SFAS No. 142, the company ceased the amortization of goodwill effective October 1, 2001. In accordance with the adoption provisions of SFAS No. 142, the company has completed the required transitional goodwill impairment tests and has determined that goodwill was not impaired as of October 1, 2001, the date of adoption. Prospectively, goodwill and trade names will be reviewed for impairment at least annually, with ongoing recoverability monitored based on applicable reporting unit performance and consideration of significant events or changes in the overall business environment.

In accordance with SFAS No. 142, the consolidated statements of earnings for fiscal years 2001 and 2000 have not been restated for the effects of ceasing goodwill and trade name amortization. Had goodwill and trade name amortization been discontinued effective October 1, 1999, net earnings and net earnings per share for the fiscal years ended September 30, 2002, 2001 and 2000 would have been as follows:

	2002	2001	2000*
	(In thousands, except per share data)
Reported net earnings	$137,665	110,376	103,184
Elimination of goodwill and trade name amortization, net of income taxes	—	8,759	7,832

Pro forma net earnings	$137,665	119,135	111,016

Reported basic net earnings per share	$2.40	1.96	1.85
Elimination of goodwill and trade name amortization, net of income taxes	—	.16	.14

Pro forma basic net earnings per share	$2.40	2.12	1.99

Reported diluted net earnings per share	$2.32	1.91	1.83
Elimination of goodwill and trade name amortization, net of income taxes	—	.15	.14

Pro forma diluted net earnings per share	$2.32	2.06	1.97

*	Fiscal year 2000 includes a non-recurring gain from the sale of a trademark. The non-recurring gain increased net earnings by $6.0 million and basic and diluted net earnings per share by 11 cents.

The change in the carrying amount of goodwill by operating segment for the fiscal year ended September 30, 2002 is as follows:

	Consumer Products		Specialty Distribution-Sally	Total
	North America	International
	(In thousands)
Balance at September 30, 2001	$69,379	79,648	115,312	264,339
Additions, net of purchase price adjustments	(214)	—	92,240	92,026
Foreign currency translation effect	—	(12,906)	(28)	(12,934)

Balance at September 30, 2002	$69,165	66,742	207,524	343,431

Management’s Discussion and Analysis of Results of Operations and Financial Condition (continued)
Alberto-Culver Company and Subsidiaries

Indefinite-lived trade names by operating segment at September 30, 2002 and 2001 are as follows:

	2002	2001
	(In thousands)
Consumer products:
Alberto-Culver North America	$45,414	45,414
Alberto-Culver International	30,145	33,857

Total consumer products	75,559	79,271
Specialty distribution - Sally	4,122	261

	$79,681	79,532

In August, 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets, including the presentation of discontinued operations in the statement of earnings. The company is required to adopt the provisions of SFAS No. 144 no later than the first quarter of fiscal year 2003 and does not expect its implementation to have a material effect on the consolidated financial statements.

In January, 2002, the FASB’s EITF released Issue No. 00-23, “Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25, Accounting for Stock Issued to Employees, and FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation.” Issue 41 of EITF No. 00-23 addresses the accounting consequences of converting any class of stock into a surviving class of stock and, in connection therewith, converting outstanding stock options in that class of stock into stock options in the surviving class of stock. Issue 41 of EITF No. 00-23 is effective for any elimination of a class of stock occurring after January 24, 2002. As described in “note 4” to the consolidated financial statements, the company has two classes of common stock, Class A and Class B. All, but not less than all, of the Class A shares may at any time be converted into Class B on a share-for-share basis at the option of the company. From time-to-time, the Board of Directors has considered the question of whether it would be advisable and in the best interests of the company and its shareholders to declassify its classes of common stock and revert to the single class capital structure which existed before 1986. Most recently, in the spring of 2002, the board undertook a serious review of a possible declassification. Although no action or board vote was undertaken in that regard, it was the sense of the board that a declassification would have significant merit, but that it may not have been advisable and in the best interests of the company and its shareholders at that time because of EITF No. 00-23. Under Issue 41 of EITF No. 00-23, a declassification by the company may result in a material non-cash charge in the period of declassification and in each subsequent quarter of the remaining vesting periods of outstanding Class A stock options and restricted stock. The Board of Directors reserves the right to revisit this matter from time-to-time and at any time could conclude that it would be advisable and in the best interests of company and it shareholders to pursue a declassification with or without a resolution of this accounting issue.

In July, 2002, the FASB issued SFAS No 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The company is required to adopt the provisions of SFAS No. 146 prospectively for exit or disposal activities initiated after December 31, 2002 and does not expect its implementation to have a material effect on the consolidated financial statements.

Critical Accounting Policies

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

Accounting policies are considered critical when they require management to make assumptions about matters that are highly uncertain at the time the accounting estimate is made and when different estimates that management reasonably could have used have a material impact on the presentation of the company’s financial condition, changes in financial condition or results of operations.

The company’s critical accounting policies relate to the calculation and treatment of sales incentives, allowance for doubtful accounts and the valuation of inventories.

Sales Incentives – Sales incentives primarily include trade promotion activities and consumer coupons. The company records accruals for sales incentives based on estimates of the ultimate cost of each program. The company tracks its commitments for sales incentive programs and, using historical experience, records an accrual at the end of each period for the estimated incurred, but unpaid, costs of these programs. Actual costs differing from estimated costs could significantly affect these estimates and the related accruals.

Management’s Discussion and Analysis of Results of Operations and Financial Condition (continued)
Alberto-Culver Company and Subsidiaries

Allowance for Doubtful Accounts – The allowance for doubtful accounts requires management to estimate future amounts of receivables to be collected. Management records allowances for doubtful accounts based on historical collection statistics and current customer credit information. These estimates could be significantly affected as a result of actual collections differing from historical statistics or changes in a customer’s credit status.

Valuation of Inventories – When necessary, the company provides allowances to adjust the carrying value of inventories to the lower of cost or market, including costs to sell or dispose, and for estimated inventory shrinkage. Estimates of the future demand for the company’s products, anticipated product re-launches, changes in formulas and packaging and reductions of stock-keeping units are key factors used by management in assessing the net realizable value of inventories. The company estimates inventory shrinkage based on historical experience. Actual results differing from these estimates could significantly affect the company’s inventories and cost of products sold.

Market Price of Common Stock and Cash Dividends Per Share
Alberto-Culver Company and Subsidiaries

The high and low sales prices of both classes of the company’s common stock on the New York Stock Exchange and cash dividends per share in each quarter of fiscal years 2002 and 2001 are as follows:

	Market Price Range				Cash Dividends Per Share
	2002		2001
	High	Low	High	Low	2002	2001
Class A (NYSE Symbol ACVA):
First Quarter	$39.80	32.26	36.50	24.00	$.0825	.0750
Second Quarter	$49.33	37.15	36.00	30.63	.0900	.0825
Third Quarter	$51.95	44.52	37.40	30.90	.0900	.0825
Fourth Quarter	$48.05	39.60	39.50	31.70	.0900	.0825

					$.3525	.3225

Class B (NYSE Symbol ACV):
First Quarter	$45.90	38.13	43.50	28.44	$.0825	.0750
Second Quarter	$55.82	42.80	42.75	36.88	.0900	.0825
Third Quarter	$57.91	47.70	44.45	37.15	.0900	.0825
Fourth Quarter	$50.95	41.55	46.26	37.35	.0900	.0825

					$.3525	.3225

Stockholders of record, which excludes a large number of stockholders with shares held in “street name,” totaled 877 for Class A shares and 865 for Class B shares as of November 15, 2002.

The following trademarks and servicemarks owned by Alberto-Culver Company and its subsidiaries appear in this report: 4+4, Alberto, Alberto European, Alberto VO5, Armstrong-McCall, Beauty Systems Group, BLIW, Botanicals, BSG, Cederroth International, FDS, Grilling Blends, Hydrology, Indola, Just For Me, Molly McButter, Motions, Mrs. Dash, Pro-Line, Sally, Sally Beauty, Sally Beauty Supply, Soft & Beautiful, St. Ives, St. Ives Swiss Formula, Salvekvick, Static Guard, TCB, TRESemmé, TRESpac and VO5.

The following are trademarks and servicemarks of other companies which appear in this report:
Farouk (Farouk Systems, Inc.), Graham Webb (Graham Webb International, Inc.), L’Oreal (L’Oreal S.A.), Matrix (L’Loreal USA Creative, Inc.), Paul Mitchell (John Paul Mitchell Systems), Redken (L’Oreal USA Creative, Inc.), Sebastian (Sebastian International, Inc.), Shiseido (Shiseido Company Limited), TIGI (Toni & Guy (USA) Limited), Wal-Mart (Wal-Mart Stores, Inc.) and WELLA (The Wella Corporation).

Selected Financial Data
Alberto-Culver Company and Subsidiaries

As of or for the fiscal year ended September 30,

	2002	2001	2000		1999	1998	1997		1996	1995	1994	1993		1992

(In thousands, except per share data)
Operating Results:
Net sales (1)	$2,650,976	2,379,117	2,137,737		1,882,719	1,743,955	1,694,728		1,523,939	1,297,589	1,150,514	1,093,330		1,038,096
Cost of products sold (1)	1,356,530	1,228,509	1,120,079		990,568	916,499	896,152		816,343	689,793	605,900	572,770		541,153
Interest expense	26,013	27,309	23,747		14,849	12,170	11,826		15,905	9,946	8,630	9,661		11,665
Earnings before provision for income taxes (2)	211,792	167,236	154,281	(3)	133,783	132,378	136,121	(4)	100,014	84,242	71,078	65,129		61,356
Provision for income taxes	74,127	56,860	51,097	(3)	47,493	49,311	50,704	(4)	37,270	31,591	27,010	23,857		22,740
Net earnings (2)	137,665	110,376	103,184	(3)	86,290	83,067	85,417	(4)	62,744	52,651	44,068	41,272		38,616
Net earnings per share (2)(5):
Basic	2.40	1.96	1.85	(3)	1.53	1.46	1.53	(4)	1.13	.95	.79	.72		.68
Diluted	2.32	1.91	1.83	(3)	1.51	1.37	1.41	(4)	1.06	.94	.79	.72		.68
Weighted average shares outstanding (5):
Basic	57,380	56,176	55,790		56,378	56,845	55,967		55,571	55,430	56,063	57,361		56,726
Diluted	59,214	57,838	56,410		57,162	62,420	63,377		62,776	57,053	56,083	57,434		56,726
Shares outstanding at year end (5):
Class A	25,847	23,871	22,982		22,768	24,063	22,610		22,097	21,926	21,826	23,126		23,491
Class B	32,332	32,957	32,957		32,957	33,148	33,533		33,533	33,533	33,534	33,604		33,604
Financial Condition:
Current ratio	2.14 to 1	2.25 to 1	2.17 to 1		1.92 to 1	1.89 to 1	1.86 to 1		1.79 to 1	2.28 to 1	1.86 to 1	2.05 to 1		1.88 to 1
Working capital	$523,770	486,646	399,748		309,153	277,940	269,007		226,123	301,706	185,747	205,050		193,080
Cash, cash equivalents and short-term investments	217,485	202,839	114,951		57,816	73,305	87,600		71,557	146,985	50,362	73,947		80,158
Property, plant and equipment, net	247,850	235,822	240,091		238,753	223,476	190,998		175,920	157,791	132,881	124,449		121,703
Total assets	1,729,491	1,516,501	1,385,598		1,181,494	1,065,343	998,056		908,412	814,757	610,208	593,046		610,400
Long-term debt	320,181	321,183	340,948		225,173	171,760	149,441		161,548	183,094	42,976	80,184		84,549
Stockholders’ equity	862,459	736,009	632,260		565,780	531,150	495,001		424,242	370,574	326,970	298,857		286,222
Cash dividends	20,351	18,215	16,182		14,394	13,220	10,909		9,724	8,590	7,708	7,893	(6)	6,665
Cash dividends per share (5)(6)	.3525	.3225	.290		.255	.230	.195		.175	.155	.1375	.1375	(6)	.1175
(1)
As required, the company implemented the Financial Accounting Standards Board’s (FASB) Emerging Issues Task Force (EITF) Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products,” in fiscal year 2002. In accordance with EITF No. 01-09, net sales and cost of products sold for fiscal years 1992 through 2001 have been reclassified to conform to the current year’s presentation. Net earnings was not affected by these reclassifications.

(2)
As required, the company implemented the FASB’s Statement of Financial Accounting Standards (SFAS) No. 142 ,“Goodwill and Other Intangible Assets,” in fiscal year 2002 and, accordingly, discontinued the amortization of goodwill and trade names. In accordance with SFAS No. 142, earnings before provision for income taxes, net earnings and net earnings per share for fiscal years 1992 through 2001 have not been restated and, therefore, include amortization of goodwill and trade names.

(3)
Fiscal year 2000 includes a non-recurring gain from the sale of a trademark (note 9). The non-recurring gain increased earnings before provision for income taxes by $9.3 million, net earnings by $6.0 million and basic and diluted net earnings per share by 11 cents.

(4)
Fiscal year 1997 includes a non-recurring gain from an insurance settlement for the loss of the company’s corporate airplane. The non-recurring gain increased earnings before provision for income taxes by $15.6 million, net earnings by $9.8 million and basic and diluted net earnings per share by 18 cents and 16 cents, respectively.

(5)	Net earnings per share, shares outstanding and cash dividends per share have been restated to reflect the 100% stock dividend on the company’s Class A and Class B outstanding shares in February, 1997.
(6)
Cash dividends per share on Class A common stock and Class B common stock have been equal since the Class A shares were issued in April, 1986. Cash dividends paid in fiscal 1993 included a one-time extraordinary dividend of one cent per share in recognition of the company surpassing one billion dollars in net sales for the fiscal year ended September 30, 1992.