Form 10-K, Exhibit 13
period 2003-09-30
ALBERTO CULVER CO
filed 2003-12-12
CIK 3327

Exhibit-13 Portions of Annual Report to stockholders for the year ended September 30, 2003

Consolidated Statements of Earnings

Alberto-Culver Company and Subsidiaries

	Year ended September 30,
(In thousands, except per share data)	2003	2002	2001
Net sales	$2,891,417	2,650,976	2,379,117
Cost of products sold	1,449,250	1,342,964	1,217,233

Gross profit	1,442,167	1,308,012	1,161,884
Advertising, marketing, selling and administrative expenses	1,168,376	1,073,584	972,818

Operating earnings	273,791	234,428	189,066
Interest expense, net of interest income of $3,352 in 2003, $3,377 in 2002 and $5,479 in 2001	22,391	22,636	21,830

Earnings before provision for income taxes	251,400	211,792	167,236
Provision for income taxes	89,247	74,127	56,860

Net earnings	$162,153	137,665	110,376

Net earnings per share:
Basic	$2.78	2.40	1.96
Diluted	$2.70	2.32	1.91

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

Alberto-Culver Company and Subsidiaries

	September 30,
(In thousands, except share data)	2003	2002
Assets
Current assets:
Cash and cash equivalents	$370,148	217,485
Receivables, less allowance for doubtful accounts of $19,111 in 2003 and $17,550 in 2002	226,054	209,010
Inventories:
Raw materials	35,714	39,932
Work-in-process	4,633	5,545
Finished goods	490,810	476,731

Total inventories	531,157	522,208
Other current assets	38,130	35,514

Total current assets	1,165,489	984,217
Property, plant and equipment:
Land	13,627	12,981
Buildings and leasehold improvements	180,648	166,700
Machinery and equipment	382,590	339,338

Total property, plant and equipment	576,865	519,019
Accumulated depreciation	312,530	271,169

Property, plant and equipment, net	264,335	247,850
Goodwill, net	355,285	343,431
Trade names, net	84,463	79,681
Other assets	76,037	74,312

Total assets	$1,945,609	1,729,491

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	$—	2,513
Current maturities of long-term debt	295	1,189
Accounts payable	220,633	233,942
Accrued expenses	222,860	208,311
Income taxes	21,721	14,492

Total current liabilities	465,509	460,447
Long-term debt	320,587	320,181
Deferred income taxes	39,759	38,337
Other liabilities	57,625	48,067
Stockholders’ equity:
Common stock, par value $.22 per share:
Class A authorized 150,000,000 shares; 30,612,798 shares issued at September 30, 2003 and 2002	6,735	6,735
Class B authorized 150,000,000 shares; 37,710,655 shares issued at September 30, 2003 and 2002	8,296	8,296
Additional paid-in capital	215,777	205,470
Retained earnings	1,035,513	897,106
Unearned compensation	(4,487)	(5,849)
Accumulated other comprehensive income – foreign currency translation	(40,695)	(77,603)

	1,221,139	1,034,155

Less treasury stock, at cost (Class A common stock: 2003 – 3,997,747 shares and 2002 – 4,765,673 shares; Class B common stock: 2003–5,352,230 shares and 2002–5,379,015 shares)	(159,010)	(171,696)

Total stockholders’ equity	1,062,129	862,459

Total liabilities and stockholders’ equity	$1,945,609	1,729,491

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Alberto-Culver Company and Subsidiaries

	Year ended September 30,
(In thousands)	2003	2002	2001

Cash Flows from Operating Activities:
Net earnings	$162,153	137,665	110,376
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	45,791	43,415	37,315
Amortization of goodwill, trade names and other assets	3,036	3,799	14,090
Deferred income taxes	(3,637)	(6,011)	738
Cash effects of changes in (exclusive of acquisitions):
Receivables, net	(6,236)	9,668	(14,582)
Inventories	3,459	(20,286)	(28,246)
Other current assets	2,852	(1,913)	43
Accounts payable and accrued expenses	(6,929)	66,050	37,771
Income taxes	14,447	(7,128)	14,541
Other assets	(1,242)	(6,654)	(6,713)
Other liabilities	4,869	13,088	(128)

Net cash provided by operating activities	218,563	231,693	165,205

Cash Flows from Investing Activities:
Short-term investments	—	881	(538)
Capital expenditures	(61,351)	(55,464)	(36,752)
Payments for purchased businesses, net of acquired companies’ cash	(1,574)	(110,133)	(18,791)
Proceeds from disposals of assets	1,632	6,002	1,340

Net cash used by investing activities	(61,293)	(158,714)	(54,741)

Cash Flows from Financing Activities:
Short-term borrowings	(2,710)	(2)	(1,073)
Proceeds from issuance of long-term debt	762	177	42
Repayments of long-term debt	(1,260)	(398)	(20,512)
Termination of interest rate swap	—	2,772	—
Repurchase of previously sold accounts receivable	—	(40,000)	—
Proceeds from exercise of stock options	22,482	36,771	15,490
Cash dividends paid	(23,746)	(20,351)	(18,215)
Stock purchased for treasury	(10,693)	(35,650)	(1,348)

Net cash used by financing activities	(15,165)	(56,681)	(25,616)

Effect of foreign exchange rate changes on cash	10,558	(783)	2,485

Net increase in cash and cash equivalents	152,663	15,515	87,333
Cash and cash equivalents at beginning of year	217,485	201,970	114,637

Cash and cash equivalents at end of year	$370,148	217,485	201,970

Supplemental Cash Flow Information:
Cash paid for:
Interest	$24,981	26,704	27,673
Income taxes	$82,425	86,225	40,659
Non-cash investing activities:
Issuance of Class A common stock for acquisition	$541	10,010	—

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Stockholders’ Equity

Alberto-Culver Company and Subsidiaries

	Number of Shares				Dollars
	Common Stock Issued		Treasury Stock		Common Stock Issued		Additional Paid-in Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders’ Equity
(In thousands)	Class A	Class B	Class A	Class B	Class A	Class B
Balance at September 30, 2000	30,613	37,711	(7,631)	(4,753)	$6,735	$8,296	$190,137	$687,631	$(4,221)	$(54,400)	$(201,918)	$632,260

Comprehensive income (loss):
Net earnings								110,376				110,376
Foreign currency translation										(6,884)		(6,884)

Total								110,376		(6,884)		103,492
Cash dividends								(18,215)				(18,215)
Stock options exercised			850				(117)				18,382	18,265
Stock issued pursuant to employee incentive plans			17				65				371	436
Restricted stock issued, net			67				283		(1,819)		1,441	(95)
Restricted stock amortization									1,214			1,214
Stock purchased for treasury			(45)								(1,348)	(1,348)

Balance at September 30, 2001	30,613	37,711	(6,742)	(4,753)	6,735	8,296	190,368	779,792	(4,826)	(61,284)	(183,072)	736,009

Comprehensive income (loss):
Net earnings								137,665				137,665
Foreign currency translation										(16,319)		(16,319)

Total								137,665		(16,319)		121,346
Cash dividends								(20,351)				(20,351)
Stock options exercised			1,820				8,596				39,468	48,064
Stock issued pursuant to employee incentive plans			43				505				932	1,437
Stock issued for acquisition			221				5,076				4,934	10,010
Restricted stock issued, net			78				925		(2,705)		1,692	(88)
Restricted stock amortization									1,682			1,682
Stock purchased for treasury			(186)	(626)							(35,650)	(35,650)

Balance at September 30, 2002	30,613	37,711	(4,766)	(5,379)	6,735	8,296	205,470	897,106	(5,849)	(77,603)	(171,696)	862,459

Comprehensive income (loss):
Net earnings								162,153				162,153
Foreign currency translation										36,908		36,908

Total								162,153		36,908		199,061
Cash dividends								(23,746)				(23,746)
Stock options exercised			968	5			8,337				22,478	30,815
Stock issued pursuant to employee incentive plans			32	13			1,363				883	2,246
Stock issued for acquisition			12				259				282	541
Restricted stock issued, net			(16)	9			348		(287)		(264)	(203)
Restricted stock amortization									1,649			1,649
Stock purchased for treasury			(228)								(10,693)	(10,693)

Balance at September 30, 2003	30,613	37,711	(3,998)	(5,352)	$6,735	$8,296	$215,777	$1,035,513	$(4,487)	$(40,695)	$(159,010)	$1,062.129

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

Alberto-Culver Company and Subsidiaries

(1) Summary of Significant Accounting Policies

Principles of Consolidation and Use of Estimates

The consolidated financial statements include the accounts of Alberto-Culver Company and its subsidiaries (company). All significant intercompany accounts and transactions have been eliminated. Certain amounts for prior periods have been reclassified to conform to the current year’s presentation.

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

The fair value of long-term debt was approximately $340.1 million at September 30, 2003. Fair value estimates are calculated using the present value of the projected debt cash flows based on the current market interest rates of comparable debt instruments.

Allowance for Doubtful Accounts

The allowance for doubtful accounts requires management to estimate future collections of accounts receivable. Management records allowances for doubtful accounts based on historical collection statistics and current customer credit information.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value). When necessary, the company provides allowances to adjust the carrying value of inventories to the lower of cost or market, including costs to sell or dispose, and for estimated inventory shrinkage. Estimates of the future demand for the company’s products, anticipated product re-launches, changes in formulas and packaging and reductions in stock-keeping units are some of the key factors used by management in assessing the net realizable value of inventories. The company estimates inventory shrinkage based on historical experience.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation is recorded primarily on the straight-line method over the estimated useful lives of the respective classes of assets. Buildings and building improvements are depreciated over periods of twenty to forty years. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the assets or the lives of the related leases. The depreciation of machinery and equipment is over periods of two to fifteen years. Expenditures for maintenance and repairs are expensed as incurred.

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

Notes to the Consolidated Financial Statements

Alberto-Culver Company and Subsidiaries

The change in the carrying amount of goodwill by operating segment for the fiscal year ended September 30, 2003 is as follows:

(In thousands)	Global Consumer Products	Specialty Distribution- Sally	Total
Balance at September 30, 2002	$135,907	207,524	343,431
Purchase price adjustments	—	1,384	1,384
Foreign currency translation effect	6,533	3,937	10,470

Balance at September 30, 2003	$142,440	212,845	355,285

Indefinite-lived trade names by operating segment at September 30, 2003 and 2002 are as follows:

(In thousands)	2003	2002
Global Consumer Products	$79,950	75,559
Specialty distribution – Sally	4,513	4,122

	84,463	79,681

Foreign Currency Translation

Foreign currency balance sheet accounts are translated at the rates of exchange in effect at the balance sheet date. Results of operations are translated using the average exchange rates during the period.

Revenue Recognition

The company recognizes revenue on merchandise sold at the time products are shipped to customers. The company’s specialty distribution segment also recognizes revenue when a customer consummates a point-of-sale transaction in a store. Appropriate provisions for sales returns and cash discounts are made at the time sales are recorded.

Sales Incentives

Sales incentives primarily include trade promotion activities and consumer coupons. The company records accruals for sales incentives based on estimates of the ultimate cost of each program. The company tracks its commitments for sales incentive programs and, using historical experience, records an accrual at the end of each period for the estimated incurred, but unpaid costs of these programs.

Shipping and Handling

Amounts invoiced to customers for shipping and handling are included in net sales with the related expense reported in advertising, marketing, selling and administrative expenses in the consolidated statements of earnings.

Cost of Products Sold

Cost of products sold for the company’s consumer products segment includes direct material costs and direct and indirect expenses incurred to manufacture products. The company’s specialty distribution segment includes the cost of merchandise purchased from suppliers in the cost of products sold.

Vendor Allowances

Vendor allowances received by the company as reimbursement for specific, incremental costs incurred by the company to sell a vendor’s product are recorded as a reduction of the corresponding costs in advertising, marketing, selling and administrative expenses in the consolidated statements of earnings. All other vendor allowances are reflected as a reduction of the purchase price of the vendor’s product.

Certain vendor allowances are in the form of rebates which are earned based upon purchase volumes over a specified period of time. Rebates are accrued on purchases when it is probable the rebates will be earned and the amounts can be reasonably estimated.

Notes to the Consolidated Financial Statements

Alberto-Culver Company and Subsidiaries

Advertising and Marketing

Advertising and marketing costs are expensed as incurred and amounted to $212.4 million, $189.1 million and $179.0 million in fiscal years 2003, 2002 and 2001, respectively.

Research and Development

Research and development costs are expensed as incurred and amounted to $10.9 million in 2003, $9.8 million in 2002 and $9.6 million in 2001.

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

Weighted Average Shares Outstanding

The following table provides information about basic and diluted weighted average shares outstanding:

(In thousands)	2003	2002	2001
Basic weighted average shares outstanding	58,351	57,380	56,176
Assumed exercise of stock options	1,334	1,457	1,299
Assumed vesting of restricted stock	286	377	363

Diluted weighted average shares outstanding	59,971	59,214	57,838

No stock options were anti-dilutive in fiscal years 2003, 2002 or 2001.

Stock-Based Compensation

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

Had compensation expense for stock option plans been determined based upon the fair value of stock options on the dates of grant and recognized over the vesting period consistent with SFAS No. 123, the company’s pro-forma net earnings and net earnings per share for the fiscal years ended September 30, 2003, 2002 and 2001 would have been as follows (in thousands, except per share amounts):

	2003	2002	2001
Reported net earnings:	$162,153	137,665	110,376
Add: Stock-based compensation expense included in reported net earnings, net of related income tax effects	933	1,036	739
Less: Stock-based compensation expense determined under the fair value based method for all awards, net of related income tax effects	(9,593)	(8,016)	(6,524)

Pro-forma net earnings	$153,493	130,685	104,591

Basic net earnings per share:
As reported	$2.78	2.40	1.96
Pro-forma	$2.63	2.28	1.86
Diluted net earnings per share:
As reported	$2.70	2.32	1.91
Pro-forma	$2.56	2.21	1.81

Notes to the Consolidated Financial Statements

Alberto-Culver Company and Subsidiaries

New Accounting Standards

In June, 2001, the FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 addresses financial accounting and reporting for business combinations. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, requires companies to discontinue the amortization of goodwill and certain other intangible assets and requires an impairment test of existing goodwill and certain other intangible assets based on a fair value method. As required, the company adopted SFAS No. 141 in the fourth quarter of fiscal year 2001. The company also adopted SFAS No. 142 as required in the fourth quarter of fiscal year 2001 for new acquisitions and in the first quarter of fiscal year 2002 for previously acquired intangibles. In accordance with SFAS No. 142, the company determined that its trade names have indefinite lives and, therefore, the amortization of trade names was discontinued effective October 1, 2001. In addition, as required by SFAS No. 142, the company ceased the amortization of goodwill effective October 1, 2001. As required by the provisions of SFAS No. 142, goodwill and trade names are reviewed for impairment at least annually with ongoing recoverability evaluated based on applicable reporting unit performance and consideration of significant events or changes in the overall business environment.

In accordance with SFAS No. 142, the consolidated statement of earnings for fiscal year 2001 has not been restated for the effects of ceasing goodwill and trade name amortization. Had goodwill and trade name amortization been discontinued effective October 1, 2000, net earnings and net earnings per share for the fiscal years ended September 30, 2003, 2002 and 2001 would have been as follows:

(In thousands, except per share data)	2003	2002	2001
Reported net earnings	$162,153	137,665	110,376
Elimination of goodwill and trade name amortization, net of income taxes	—	—	8,759

Pro-forma net earnings	$162,153	137,665	119,135

Reported basic net earnings per share	$2.78	2.40	1.96
Elimination of goodwill and trade name amortization, net of income taxes	—	—	.16

Pro-forma basic net earnings per share	$2.78	2.40	2.12

Reported diluted net earnings per share	$2.70	2.32	1.91
Elimination of goodwill and trade name amortization, net of income taxes	—	—	.15

Pro-forma diluted net earnings per share	$2.70	2.32	2.06

(2) Accrued Expenses

Accrued expenses consist of the following:

(In thousands)	2003	2002
Compensation and benefits	$106,318	103,449
Advertising and promotions	43,202	38,943
Other	73,340	65,919

	$222,860	208,311

(3) Long-Term Debt and Other Financing Arrangements

Long-term debt, exclusive of current maturities, consists of the following:

(In thousands)	2003	2002
8.25% notes due November, 2005	$200,000	200,000
6.375% debentures due June, 2028	120,000	120,000
Other	587	181

	$320,587	320,181

Maturities of long-term debt for the next five fiscal years are as follows (in thousands): 2004- $295; 2005 - $252; 2006 - $200,172; 2007 - $99; 2008 - $64; 2009 and later - $120,000.

Notes to the Consolidated Financial Statements

Alberto-Culver Company and Subsidiaries

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

The company has a $300 million, three-year revolving credit facility expiring in September, 2005. No borrowings were outstanding under the revolving credit facility at September 30, 2003 or 2002. The revolving credit facility has an interest rate based on a fixed spread over LIBOR and may be drawn in U.S. dollars or certain foreign currencies.

The $300 million revolving credit facility imposes restrictions on such items as total debt, liens and interest expense. At September 30, 2003, the company was in compliance with the covenants of the revolving credit facility.

In May, 2002, the company entered into an interest rate swap agreement with a notional amount of $100 million in order to convert a portion of its fixed rate 8.25% senior notes into a variable rate obligation. In July, 2002, the company terminated the interest rate swap resulting in a gain of $2.8 million, which is being amortized over the remaining term of the 8.25% senior notes as a reduction of interest expense. The unamortized portion of the gain is included in other liabilities and totaled $1.8 million and $2.6 million as of September 30, 2003 and 2002, respectively.

At September 30, 2003 and 2002, the company had no off-balance sheet financing arrangements other than operating leases incurred in the ordinary course of business as disclosed in “note 8.”

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

Cash dividends for Class B common stock in fiscal years 2003, 2002 and 2001 were $13.1 million or $.405 per share, $11.4 million or $.3525 per share and $10.6 million or $.3225 per share, respectively. Cash dividends for Class A common stock in fiscal years 2003, 2002 and 2001 were $10.6 million or $.405 per share, $8.9 million or $.3525 per share and $7.6 million or $.3225 per share, respectively. Class A common stock dividends per share have been equal to those of Class B common stock since the Class A shares were issued in April, 1986.

In July, 2002, the Board of Directors authorized the company to purchase up to 1.7 million shares of Class A common stock. As of September 30, 2003, the company had purchased 331,700 Class A shares under the authorization at a total cost of $15.1 million. A total of 1,368,300 Class A shares remain available for purchase under this program as of September 30, 2003. During fiscal years 2003, 2002 and 2001, the company also acquired $2.9 million, $28.3 million and $1.3 million, respectively, of Class A and Class B common shares surrendered by employees in connection with the exercises of stock options and the payment of withholding taxes as provided under the terms of certain incentive plans. Shares acquired under these plans are not subject to the company’s stock repurchase program.

See “note 11” for discussion of a subsequent event related to the company’s conversion to one class of common stock.

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company and Subsidiaries

(5) Stock Option and Restricted Stock Plans

At the annual stockholders’ meeting in January, 2003, shareholders approved two new Class B stock option plans. Under the new plans, the company is authorized to issue non-qualified stock options to employees and non-employee directors to purchase a limited number of shares of the company’s Class B common stock at a price not less than the fair market value of the stock on the date of grant. Generally, options under the plans expire ten years from the date of grant and are exercisable on a cumulative basis in four equal annual increments commencing one year after the date of grant. A total of 6.15 million shares have been authorized to be issued under the plans, of which 4.9 million shares remain available for future grants at September 30, 2003.

Prior to January, 2003, the company had been authorized to issue non-qualified stock options to employees and non-employee directors to purchase a limited number of shares of the company’s Class A common stock. After the approval of the Class B plans, the company is no longer authorized to issue options to purchase Class A common stock.

The weighted average fair value of options at the date of grant in fiscal years 2003, 2002 and 2001 was $13.12, $8.83 and $7.49 per option, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2003	2002	2001
Expected life	5 years	5 years	5 years
Volatility	24.8%-25.3%	25.5%	25.4%
Risk-free interest rate	3.0%-3.2%	3.5%-4.5%	4.6%-5.9%
Dividend yield	0.8%	0.8%-1.0%	1.0%-1.2%

Summarized information on the company’s outstanding stock options at September 30, 2003 is as follows (options in thousands):

		Options Outstanding			Options Exercisable
Range of Exercise Prices	Class of Common Stock	Number of Options	Average Remaining Contractual Life	Weighted Average Option Price	Number of Options	Weighted Average Option Price
$9.75-$13.38	A	319	1.5 years	$12.34	319	$12.34
$19.75-$23.19	A	1,151	5.5 years	$20.31	1,133	$20.29
$24.94-$26.19	A	1,253	6.6 years	$25.09	886	$25.16
$29.44-$32.66	A	1,501	8.0 years	$32.64	694	$32.64
$38.64-$47.55	A	44	8.8 years	$43.20	7	$40.84
$51.34	B	1,217	9.3 years	$51.34	295	$51.34

Stock option activity under the plans is summarized as follows (options in thousands):

	Number of Options	Weighted Average Option Price
Outstanding at September 30, 2000	4,954	$19.42

Granted	1,716	$24.98
Exercised	(850)	$18.22
Canceled	(290)	$22.29

Outstanding at September 30, 2001	5,530	$21.18

Granted	1,728	$32.81
Exercised	(1,820)	$20.20
Canceled	(71)	$26.13

Outstanding at September 30, 2002	5,367	$25.19

Granted	1,250	$51.29
Exercised	(973)	$23.11
Canceled	(159)	$29.67

Outstanding at September 30, 2003	5,485	$31.38

Exercisable at September 30:
2001	3,357	$20.04
2002	2,915	$22.50
2003	3,334	$26.19

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company and Subsidiaries

Outstanding stock options and exercisable stock options for Class A and Class B common shares were as follows as of September 30, 2003 (in thousands):

	Outstanding Stock Options	Exercisable Stock Options
Class A	4,268	3,039
Class B	1,217	295

Total	5,485	3,334

At the annual stockholders’ meeting in January, 2003, shareholders also approved a new Class B restricted stock plan. Under the new plan, the company is authorized to grant up to 600,000 restricted shares of Class B common stock to employees. The restricted shares generally vest on a cumulative basis in four equal annual installments commencing two years after the date of grant. The total value of restricted shares is recorded as unearned compensation at the time of grant based on the fair market value of the shares on the date of grant. The unearned compensation balance is amortized into expense over the vesting period. During fiscal year 2003, employees were granted 8,600 Class B restricted shares at a weighted average fair value of $51.34 per share on the date of grant.

Prior to January, 2003, the company was authorized to issue restricted shares of Class A common stock that vest on a cumulative basis in four equal installments commencing four years after the date of grant for grants made prior to July 26, 2001 and in four equal installments commencing two years after the date of grant for all subsequent grants. After approval of the Class B plan, the company is no longer authorized to grant Class A restricted shares.

At September 30, 2003, there were 267,900 restricted Class A shares and 8,600 restricted Class B shares outstanding and 591,400 Class B shares remained authorized for future issuance. The unearned compensation balance included as a separate component of stockholders’ equity was $4.5 million at September 30, 2003.

See “note 11” for discussion of a subsequent event related to the company’s conversion to one class of common stock.

(6) Business Segments and Geographic Area Information

The presentation of segment information reflects the manner in which management organizes segments for making operating decisions and assessing performance. Effective October 1, 2002, the company’s consumer products business was reorganized into two divisions. A new division, Alberto-Culver Consumer Products Worldwide, includes the former Alberto-Culver North America business segment and the former Alberto-Culver International business segment excluding the operations of Cederroth International. This division includes developing, manufacturing, distributing and marketing branded consumer products worldwide and the manufacturing of custom label products for other companies. The second division is Cederroth International, which manufactures, markets and distributes beauty and health care products throughout Scandinavia and in Europe. Beginning in fiscal year 2003, the company has two segments for external financial reporting purposes: Global Consumer Products, which includes the two aforementioned consumer products divisions, and Specialty distribution – Sally, which is the same segment as previously reported, consisting of Sally Beauty Company, a distributor of professional beauty supplies through its Sally Beauty Supply stores and its Beauty Systems Group full-service operations. Prior year information has been reclassified to conform to the new segment presentation.

The accounting policies of the segments are the same as described in the summary of significant accounting policies in “note 1.” The company accounts for sales between segments as if the sales were to a third party, however, sales between segments are eliminated in consolidation.

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company and Subsidiaries

Segment data for the years ended September 30, 2003, 2002 and 2001 is as follows:

Business Segments Information (In thousands)

	2003	2002	2001
Net sales:
Global consumer products	$1,098,328	1,015,997	955,222
Specialty distribution - Sally	1,824,009	1,667,052	1,452,539
Eliminations	(30,920)	(32,073)	(28,644)

	$2,891,417	2,650,976	2,379,117

Earnings before provision for income taxes (1):
Global consumer products	$102,553	87,780	68,456
Specialty distribution – Sally	193,425	172,750	144,688

Segment operating profit	295,978	260,530	213,144
Unallocated expenses, net (2)	(22,187)	(26,102)	(24,078)
Interest expense, net of interest income	(22,391)	(22,636)	(21,830)

	$251,400	211,792	167,236

Identifiable assets:
Global consumer products	$753,444	689,269	685,639
Specialty distribution – Sally	902,401	835,026	655,825
Corporate (3)	289,764	205,196	175,037

	$1,945,609	1,729,491	1,516,501

Depreciation and amortization expense (1):
Global consumer products	$24,369	22,428	27,046
Specialty distribution - Sally	21,542	21,972	22,132
Corporate	2,916	2,814	2,227

	$48,827	47,214	51,405

Capital expenditures:
Global consumer products	$27,168	32,319	19,022
Specialty distribution - Sally	34,183	23,145	17,730

	$61,351	55,464	36,752

(1)	As required, the company implemented SFAS No. 142 in fiscal year 2002 and, accordingly, discontinued amortization of goodwill and trade names. In accordance with SFAS No. 142, earnings before provision for income taxes and depreciation and amortization expense for fiscal year 2001 have not been restated and, therefore, include amortization of goodwill and trade names. See “note 1” for further discussion.

(2)	“Unallocated expenses, net” principally consists of general corporate expenses.

(3)	Corporate identifiable assets are primarily cash, cash equivalents and equipment.

Notes to the Consolidated Financial Statements

Alberto-Culver Company and Subsidiaries

Geographic data for the years ended September 30, 2003, 2002 and 2001 is as follows:

Geographic Area Information (In thousands)	2003	2002	2001
Net sales:
United States	$2,235,743	2,121,633	1,884,278
Foreign	665,079	541,219	513,199
Eliminations	(9,405)	(11,876)	(18,360)

	$2,891,417	2,650,976	2,379,117

Segment operating profit (1):
United States	$242,588	216,931	178,177
Foreign	53,390	43,599	34,967

	$295,978	260,530	213,144

Identifiable assets:
United States	$1,136,521	1,084,552	935,874
Foreign	519,324	439,743	405,590
Corporate (2)	289,764	205,196	175,037

	$1,945,609	1,729,491	1,516,501

(1)	As required, the company implemented SFAS No. 142 in fiscal year 2002 and, accordingly, discontinued amortization of goodwill and trade names. In accordance with SFAS No. 142, segment operating profit for fiscal year 2001 has not been restated and, therefore, includes amortization of goodwill and trade names. See “note 1” for further discussion.

(2)	Corporate identifiable assets are primarily cash, cash equivalents and equipment.

(7) Income Taxes

The provision for income taxes consists of the following:

(In thousands)	2003	2002	2001
Current:
Federal	$71,057	67,802	45,989
Foreign	16,255	9,193	7,624
State	5,572	3,143	2,509

	92,884	80,138	56,122

Deferred:
Federal	(2,805)	(9,364)	808
Foreign	(264)	3,008	134
State	(568)	345	(204)

	(3,637)	(6,011)	738

	$89,247	74,127	56,860

The difference between the United States statutory federal income tax rate and the effective income tax rate is summarized below:

	2003	2002	2001
U.S. statutory income tax rate	35.0%	35.0%	35.0%
Effect of foreign income tax rates	(.3)	(1.0)	(.5)
State income taxes, net of federal tax benefit	1.3	1.1	.9
Tax exempt interest income	(.3)	(.3)	(.6)
Other, net	(.2)	.2	(.8)

Effective income tax rate	35.5%	35.0%	34.0%

Notes to the Consolidated Financial Statements

Alberto-Culver Company and Subsidiaries

Significant components of the company’s deferred tax assets and liabilities at September 30, 2003 and 2002 are as follows:

(In thousands)	2003	2002
Deferred tax assets attributable to:
Accrued expenses	$17,987	20,653
Long-term liabilities	10,962	7,555
Foreign loss carryforwards	8,374	9,011
Inventory adjustments	5,035	—
Other	2,561	2,057
Valuation allowance	(8,374)	(9,011)

Total deferred tax assets	36,545	30,265

Deferred tax liabilities attributable to:
Depreciation and amortization	53,176	47,275
Inventory adjustments	—	375
State income taxes	106	674

Total deferred tax liabilities	53,282	48,324

Net deferred tax liabilities	$16,737	18,059

Other current assets at September 30, 2003 and 2002 include $23.0 million and $20.3 million, respectively, of net deferred tax assets. Management believes that it is more likely than not that results of future operations will generate sufficient taxable income to realize the deferred tax assets, net of the valuation allowance.

The tax benefit realized upon the exercise of stock options is recorded in additional paid-in capital and amounted to $8.3 million, $11.3 million and $2.8 million in fiscal years 2003, 2002 and 2001, respectively.

Domestic earnings before provision for income taxes were $203.5 million, $171.1 million and $140.7 million in fiscal years 2003, 2002 and 2001, respectively. Foreign operations had earnings before provision for income taxes of $47.9 million, $40.7 million and $26.5 million in fiscal years 2003, 2002 and 2001, respectively.

Undistributed earnings of the company’s foreign operations amounting to $217.6 million at September 30, 2003 are intended to remain permanently invested to finance future growth and expansion. Accordingly, no U.S. income taxes have been provided on those earnings at September 30, 2003.

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company and Subsidiaries

(8) Lease Commitments

The major portion of the company’s leases are for Sally Beauty Company stores. Other leases cover certain manufacturing and warehousing properties, office facilities and data processing equipment. At September 30, 2003, future minimum payments under non-cancelable leases by fiscal year are as follows:

(In thousands)	Operating Leases	Capital Leases
2004	$80,169	179
2005	68,690	170
2006	55,000	111
2007	39,202	92
2008	25,422	64
2009 and later	54,359	—

Total minimum lease payments	$322,842	616

Total rental expense for operating leases amounted to $102.0 million in 2003, $92.3 million in 2002 and $82.7 million in 2001. Certain leases require the company to pay real estate taxes, insurance, maintenance and special assessments.

(9) Quarterly Financial Data

Unaudited quarterly consolidated statement of earnings information for the fiscal years ended September 30, 2003 and 2002 is summarized below (in thousands, except per share amounts):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2003:
Net sales	$696,776	706,956	736,057	751,628
Gross profit	$344,488	357,888	364,168	375,623
Net earnings	$36,016	37,855	42,564	45,718
Net earnings per share:
Basic	$.62	.65	.73	.78
Diluted	$.60	.63	.71	.76

2002:
Net sales	$614,260	657,762	681,074	697,880
Gross profit	$303,675	320,940	336,074	347,323
Net earnings	$29,294	32,650	36,401	39,320
Net earnings per share:
Basic	$.52	.57	.63	.68
Diluted	$.50	.55	.61	.66

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company and Subsidiaries

(10) Acquisitions

The company made acquisitions during fiscal years 2003, 2002 and 2001 which individually were insignificant to the consolidated financial statements. The total amount of cash paid and Class A common stock issued for acquisitions in fiscal years 2003, 2002 and 2001 were $2.1 million, $120.1 million and $18.8 million, respectively. The acquisitions were accounted for using the purchase method and, accordingly, the results of operations of the acquired businesses have been included in the consolidated financial statements from the dates of acquisition. Total goodwill of $1.4 million, $92.0 million and $11.6 million was recorded in fiscal years 2003, 2002 and 2001, respectively, as a result of the acquisitions. The company acquired $390,000 and $3.9 million of trade names with indefinite lives in fiscal years 2003 and 2002, respectively. No trade names were acquired in fiscal year 2001.

In September, 2003, the company announced its plans to acquire West Coast Beauty Supply, a full-service distributor of professional beauty products, with an expected closing in December, 2003. The company estimates that the cash purchase price will be about $140 million with approximately $14 million of this amount payable in future years.

(11) Subsequent Event – Conversion of Class A Common Stock into Class B Common Stock

On October 22, 2003, the Board of Directors approved the conversion of all of the issued shares of Class A common stock into Class B common stock on a one share-for-one share basis in accordance with the terms of the company’s certificate of incorporation. Such conversion became effective after the close of business on November 5, 2003. The single class of shares continues to trade on the New York Stock Exchange under the symbol ACV. Following the conversion, all outstanding options to purchase shares of Class A common stock became options to purchase an equal number of shares of Class B common stock.

The company accounts for its stock compensation expense in accordance with APB No. 25. Under these rules, the conversion to one class of stock requires a remeasurement of the intrinsic value of all Class A stock options outstanding. As a result, the company will record a non-cash charge against pre-tax earnings of $105.9 million, of which $63.2 million will be recognized in the first quarter of fiscal year 2004, another $23.6 million will be recognized during the remainder of fiscal year 2004 and the final $19.1 million will be recognized over the following three fiscal years in diminishing amounts. The non-cash charges will reduce operating earnings, provision for income taxes, net earnings and basic and diluted net earnings per share. The balance sheet effect of the options remeasurement will increase total stockholders’ equity by $22.1 million in the first quarter of fiscal year 2004 and will result in the recognition of a deferred tax asset of the same amount. Thereafter, the remaining non-cash charges will increase total stockholders’ equity and result in the recognition of additional deferred tax assets of $8.3 million during the remainder of fiscal year 2004 and $6.6 million over the following three fiscal years in diminishing amounts.

In addition, on October 22, 2003, the Board of Directors authorized the company to purchase up to 1,368,300 shares of Class B common stock. This authorization replaced the Class A repurchase program disclosed in “note 4.”

Independent Auditors’ Report

Alberto-Culver Company and Subsidiaries

The Board of Directors and Stockholders

Alberto-Culver Company:

We have audited the accompanying consolidated balance sheets of Alberto-Culver Company and Subsidiaries as of September 30, 2003 and 2002 and the related consolidated statements of earnings, cash flows and stockholders’ equity for each of the years in the three-year period ended September 30, 2003. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alberto-Culver Company and Subsidiaries as of September 30, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in “note 1” to the consolidated financial statements, in the year ended September 30, 2002, the company changed its method of accounting for goodwill and trade names.

/s/ KPMG LLP
KPMG LLP Chicago, Illinois October 21, 2003, except as to note 11, which is as of November 5, 2003

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Alberto-Culver Company and Subsidiaries

Results of Operations

Fiscal year 2003 marked the company’s twelfth consecutive year of record sales and record operating earnings. Net sales for the year ended September 30, 2003 were $2.89 billion, an increase of 9.1% over the prior year. Fiscal year 2002 net sales of $2.65 billion increased 11.4% from $2.38 billion in 2001. Foreign exchange rates increased fiscal year 2003 sales by 2.0% and decreased fiscal year 2002 sales by 0.4%.

Record net earnings of $162.2 million in 2003 increased 17.8% from the prior year’s net earnings of $137.7 million. Basic net earnings per share of $2.78 in fiscal year 2003 were 38 cents or 15.8% higher than 2002. Diluted net earnings per share increased 16.4% to $2.70 in fiscal year 2003 from $2.32 in fiscal year 2002.

Effective October 1, 2002, the company’s consumer products business was reorganized into two divisions. A new division, Alberto-Culver Consumer Products Worldwide, includes the former Alberto-Culver North America business segment and the former Alberto-Culver International business segment excluding the operations of Cederroth International. The second division is Cederroth International, which manufactures, markets and distributes beauty and health care products throughout Scandinavia and in Europe. Beginning in fiscal year 2003, the company has two segments for external financial reporting purposes: Global Consumer Products, which includes the two aforementioned consumer products divisions, and Specialty distribution – Sally, which is the same segment as previously reported. Prior year information has been reclassified to conform to the new segment presentation.

Sales of Global Consumer products in fiscal year 2003 increased 8.1% to $1.10 billion from $1.02 billion in 2002. The current year sales increase was primarily due to higher sales of TRESemmé shampoos, conditioners and styling products, St. Ives Swiss Formula apricot scrubs, lotions and body washes, Alberto V05 shampoos and conditioners, TCB and Motions ethnic hair care products and Mrs. Dash salt-free seasonings and the effect of foreign exchange rates which increased sales by 3.9%. In fiscal 2002, sales increased 6.4% compared to 2001 sales of $955.2 million primarily due to higher sales of TRESemmé shampoos, conditioners and styling products, St. Ives Swiss Formula apricot scrubs, lotions and body washes, Alberto VO5 shampoos and conditioners and Pro-Line’s ethnic hair care products including Soft & Beautiful, TCB and Motions, along with increased sales for custom label filling operations.

Sales of the Specialty distribution – Sally business segment increased to $1.82 billion in fiscal year 2003, compared to $1.67 billion and $1.45 billion in 2002 and 2001, respectively. The sales increases of 9.4% in 2003 and 14.8% in 2002 were attributable to the expansion of Sally’s full-service operations, including acquisitions, higher sales for established Sally Beauty Company stores and the opening of new stores during the year. The number of Sally stores increased 21.1% during the last three fiscal years to a total of 2,815, including 139 franchise stores, at September 30, 2003 compared to 2,712 and 2,428 at the end of fiscal years 2002 and 2001, respectively.

Cost of products sold as a percentage of sales was 50.1% in fiscal year 2003 compared to 50.7% in 2002 and 51.2% in 2001. The lower cost of products sold percentages in fiscal years 2003 and 2002 were primarily due to cost savings programs and increased sales of higher margin products for Alberto-Culver Consumer Products Worldwide and improved vendor pricing and lower store inventory shrinkage for Sally.

Advertising, marketing, selling and administrative expenses increased 8.8% in fiscal year 2003 and 10.4% in 2002. The increases in fiscal years 2003 and 2002 primarily resulted from the higher selling and administrative costs associated with the growth of the Sally Beauty Company business and higher expenditures for advertising and marketing.

Advertising and marketing expenditures were $212.4 million, $189.1 million and $179.0 million in fiscal years 2003, 2002 and 2001, respectively. The higher expenses in fiscal year 2003 were mainly attributable to Alberto-Culver Consumer Products Worldwide’s increased advertising for Alberto VO5 hair care products and St. Ives Swiss Formula skin care products and Sally Beauty Company’s increased retail advertising and marketing costs.

Interest expense, net of interest income, was $22.4 million, $22.6 million and $21.8 million in fiscal years 2003, 2002 and 2001, respectively. Interest expense was $25.7 million in fiscal year 2003 versus $26.0 million in 2002 and $27.3 million in 2001. The decrease in interest expense in 2002 versus the prior year was primarily attributable to the elimination of borrowings under the company’s Swedish krona revolving credit facility and lower interest resulting from an interest rate swap. Interest income was $3.4 million in fiscal years 2003 and 2002 and $5.5 million in 2001. The decrease in interest income in 2002 compared to 2001 was principally due to lower interest rates on investments.

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Alberto-Culver Company and Subsidiaries

The provision for income taxes as a percentage of earnings before income taxes was 35.5% in 2003, 35.0% in 2002 and 34.0% in 2001. The higher tax rate in 2003 compared to the two previous fiscal years was primarily due to the mix of foreign taxable earnings and the favorable settlement of certain tax matters in prior years. Other factors which influenced the effective tax rates for those years are described in “note 7” to the consolidated financial statements.

Financial Condition

Working capital at September 30, 2003 was $700.0 million, an increase of $176.2 million from the prior year’s working capital of $523.8 million. The resulting current ratio was 2.50 to 1.00 at September 30, 2003 compared to 2.14 to 1.00 last year. The increase in working capital in fiscal year 2003 was primarily due to net working capital generated from operations, partially offset by cash outlays for capital expenditures and cash dividends.

Cash and cash equivalents increased $152.7 million during fiscal year 2003 primarily due to cash flow from operating activities and cash received from the exercise of stock options, partially offset by $61.4 million of capital expenditures, $23.7 million of cash dividends and $10.7 million of stock purchased for treasury.

Accounts receivable, less allowance for doubtful accounts, increased 8.2% to $226.1 million from $209.0 million last year primarily due to higher sales compared to the prior year and the weakening of the U.S. dollar versus certain foreign currencies. This increase was partially offset by a higher allowance for doubtful accounts for certain foreign receivables.

Net property, plant and equipment increased $16.5 million to $264.3 million at September 30, 2003. The increase resulted primarily from expenditures for additional Sally stores, warehouse expansions, office facilities, machinery and equipment and information systems, partially offset by depreciation during fiscal year 2003.

Net goodwill increased $11.9 million during fiscal year 2003 mainly due to the effects of foreign exchange rates.

Accounts payable of $220.6 million at September 30, 2003 decreased $13.3 million compared to 2002 primarily due to lower advertising payables, lower chemical and packaging material purchases and the timing of vendor payments.

Accrued expenses increased 7.0% to $222.9 million at September 30, 2003 from $208.3 million last year. The increase was primarily attributable to higher accruals for incentive plans, insurance and promotion expenditures and the effects of foreign exchange rates.

Income taxes payable and deferred income taxes increased $8.7 million to $61.5 million at September 30, 2003 mainly due to higher taxable earnings partially offset by the timing of tax payments and tax benefits realized from the exercise of employee stock options.

Other liabilities were $57.6 million at September 30, 2003, an increase of $9.6 million compared to last year. The increase was primarily due to higher accruals for insurance and retirement plans and the effect of foreign exchange rates.

Total stockholders’ equity increased $199.7 million to $1.06 billion as of September 30, 2003. The increase was primarily due to net earnings for the fiscal year, proceeds from the exercise of employee stock options and a decrease in accumulated other comprehensive income – foreign currency translation, partially offset by dividend payments and the repurchase of shares for treasury. Accumulated other comprehensive income – foreign currency translation decreased $36.9 million to $40.7 million from $77.6 million last year. The decrease was attributable to the weakening of the U.S. dollar versus certain foreign currencies, primarily the Swedish krona, British pound and Australian dollar.

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Alberto-Culver Company and Subsidiaries

Liquidity and Capital Resources

The company’s primary sources of cash over the past three years have been from funds provided by operating activities which provided cash of $218.6 million, $231.7 million and $165.2 million in fiscal years 2003, 2002 and 2001, respectively.

The company has obtained long-term financing as needed to fund acquisitions and other growth opportunities. Funds also may be obtained prior to their actual need in order to take advantage of opportunities in the debt markets. In April, 2000, the company issued $200 million of 8.25% senior notes due November, 2005. In June, 1998, the company issued $120 million of 6.375% debentures due June, 2028. In September, 2002, the company obtained a three-year, $300 million revolving credit facility, which replaced an expiring five-year, $250 million credit facility. The current $300 million facility, which had no borrowings outstanding at September 30, 2003 or 2002, may be drawn in U.S. dollars or certain foreign currencies. Under debt covenants, the company has the ability to incur up to $1.27 billion of additional borrowings.

The primary uses of cash during the three-year period ended September 30, 2003 were $153.6 million for capital expenditures, $130.5 million for acquisitions and $62.3 million for cash dividends.

Compared to 2000, cash dividends per share increased 39.7% over the three-year period ended September 30, 2003. Cash dividends paid on Class A and Class B common stock were $.405 per share in 2003, $.3525 per share in 2002 and $.3225 per share in 2001.

The company anticipates that cash flows from operations and available credit will be sufficient to fund operating requirements in future years. During fiscal year 2004, the company expects that cash will continue to be used for acquisitions, capital expenditures, new product development, market expansion and dividend payments. In September, 2003, the company announced its plans to acquire West Coast Beauty Supply, a full-service distributor of professional beauty products, with an expected closing in December, 2003. The company estimates that the cash purchase price will be about $140 million with approximately $14 million of this amount payable in future years. The company may also purchase shares of its common stock depending on market conditions. In July, 2002, the Board of Directors authorized the company to purchase up to 1.7 million shares of Class A common stock. As of September 30, 2003, the company had purchased 331,700 Class A shares at a total cost of $15.1 million. A total of 1,368,300 Class A shares remain available for purchase under this program as of September 30, 2003. During fiscal years 2003, 2002 and 2001 the company also acquired $2.9 million, $28.3 million and $1.3 million, respectively, of Class A and Class B common shares surrendered by employees in connection with the exercises of stock options and the payment of withholding taxes as provided under the terms of certain incentive plans. Shares acquired under these plans are not subject to the company’s stock repurchase program. See “note 11” for discussion of a subsequent event related to the company’s conversion to one class of common stock.

The company’s primary contractual cash obligations are long-term debt and operating leases. A major portion of the operating leases are for Sally Beauty Company stores, which typically are located in strip shopping centers. The operating leases allow the company to expand its business to new locations without making significant up-front cash outlays for land and buildings.

The following table is a summary of contractual cash obligations and commitments outstanding by future payment dates as of September 30, 2003:

	Payments Due by Fiscal Year
(In thousands)	2004	2005	2006	2007	2008 and Later	Total
Long-term debt, including current maturities (1)	$295	252	200,172	99	120,064	320,882
Operating leases (2)	80,169	68,690	55,000	39,202	79,781	322,842
Other long-term obligations (3)	4,169	3,011	1,779	1,772	3,879	14,610

Total	$84,633	71,953	256,951	41,073	203,724	658,334

(1)	The company’s $120.0 million of 6.375% debentures are due in June, 2028, but are subject to repayment, at the option of the holders, in June, 2008.

(2)	In accordance with accounting principles generally accepted in the United States of America, these obligations are not reflected in the accompanying consolidated balance sheets.

(3)	Other long-term obligations represent commitments under various acquisition-related agreements including non-compete, consulting and severance agreements. These obligations are included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.

At September 30, 2003 and 2002, the company had no off-balance sheet financing arrangements other than operating leases incurred in the ordinary course of business as disclosed in “note 8”.

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Alberto-Culver Company and Subsidiaries

At September 30, 2003, the company had $17.2 million in outstanding standby letters of credit related to various insurance programs. The company does not have other unconditional purchase obligations or significant other commercial commitments.

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

Market Risk

As a multinational corporation that manufactures and markets products in countries throughout the world, the company is subject to certain market risks including foreign currency fluctuations, interest rates and government actions. The company considers a variety of practices to manage these market risks, including, when deemed appropriate, the occasional use of derivative financial instruments. The company uses derivative financial instruments only for risk management and does not use them for trading or speculative purposes. As of September 30, 2003, the company had no material derivative financial instruments outstanding.

The company is exposed to potential gains or losses from foreign currency fluctuations affecting net investments and earnings denominated in foreign currencies. The company’s primary exposures are to changes in exchange rates for the U.S. dollar versus the Swedish krona, British pound sterling, Canadian dollar, Euro, Australian dollar, Argentine peso and Mexican peso.

The company’s various currency exposures often offset each other, providing a natural hedge against currency risk. Periodically, specific foreign currency transactions (e.g. inventory purchases, intercompany transactions, etc.) are hedged with forward contracts to reduce the foreign currency risk. Gains and losses on these foreign currency hedges are included in the basis of the underlying hedged transactions. As of September 30, 2003, the company had no material outstanding foreign currency contracts.

The company considers combinations of fixed rate and variable rate debt, along with varying maturities, in its management of interest rate risk. At September 30, 2003, the company had no variable rate long-term debt outstanding.

The company has periodically used interest rate swaps to manage interest rate risk on debt securities. These instruments allow the company to exchange variable rate debt into fixed rate or fixed rate debt into variable rate. Interest rate differentials paid or received on these arrangements are recognized as adjustments to interest expense over the life of the agreement. At September 30, 2003, the company had no interest rate swaps outstanding.

In May, 2002, the company entered into an interest rate swap agreement with a notional amount of $100 million in order to convert a portion of its fixed rate 8.25% senior notes into a variable rate obligation. In July, 2002, the company terminated the interest rate swap resulting in a gain of $2.8 million, which is being amortized over the remaining term of the 8.25% senior notes as a reduction of interest expense. The unamortized portion of the gain is included in other liabilities and totaled $1.8 million as of September 30, 2003.

The company’s quantitative information on market risk as of September 30, 2003 is as follows (in millions):

	Debt
Expected Maturities	Short-Term Fixed Rate	Long-Term Fixed Rate*	Total
2004 (7.9% average rate)	$.3	—	.3
2005 (8.2% average rate)	—	.2	.2
2006 (8.3% average rate)	—	200.2	200.2
2007 (9.2% average rate)	—	.1	.1
Thereafter (6.4% average rate)	—	120.1	120.1

Total	$.3	320.6	320.9

Fair value	$.3	340.1	340.4

*	The company’s $120.0 million of 6.375% debentures are due in June, 2028, but are subject to repayment, at the option of the holders, in June, 2008.

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

The company provides credit to customers in the ordinary course of business and performs ongoing credit evaluations. The company’s exposure to concentrations of credit risk with respect to trade receivables is mitigated by the company’s broad customer base. Although Wal-Mart is a significant customer of the company’s global consumer products segment sales to Wal-Mart were less than 10% of the company’s consolidated net sales in fiscal year 2003. The company believes its allowance for doubtful accounts is sufficient to cover customer credit risks.

New Accounting Standards

In June, 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, “Business Combinations,” and Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 addresses financial accounting and reporting for business combinations. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, requires companies to discontinue the amortization of goodwill and certain other intangible assets and requires an impairment test of existing goodwill and certain other intangible assets based on a fair value method. As required, the company adopted SFAS No. 141 in the fourth quarter of fiscal year 2001. The company also adopted SFAS No. 142 as required in the fourth quarter of fiscal year 2001 for new acquisitions and in the first quarter of fiscal year 2002 for previously acquired intangibles. In accordance with SFAS No. 142, the company determined that its trade names have indefinite lives and, therefore, the amortization of trade names was discontinued effective October 1, 2001. In addition, as required by SFAS No. 142, the company ceased the amortization of goodwill effective October 1, 2001. As required by the provisions of the SFAS No. 142, goodwill and trade names are reviewed for impairment at least annually, with ongoing recoverability evaluated based on applicable reporting unit performance and consideration of significant events or changes in the overall business environment.

In accordance with SFAS No. 142, the consolidated statement of earnings for fiscal year 2001 has not been restated for the effects of ceasing goodwill and trade name amortization. Had goodwill and trade name amortization been discontinued effective October 1, 2000, net earnings and net earnings per share for the fiscal years ended September 30, 2003, 2002 and 2001 would have been as follows:

(In thousands, except per share data)	2003	2002	2001
Reported net earnings	$162,153	137,665	110,376
Elimination of goodwill and trade name amortization, net of income taxes	—	—	8,759

Pro-forma net earnings	$162,153	137,665	119,135

Reported basic net earnings per share	$2.78	2.40	1.96
Elimination of goodwill and trade name amortization, net of income taxes	—	—	.16

Pro-forma basic net earnings per share	$2.78	2.40	2.12

Reported diluted net earnings per share	$2.70	2.32	1.91
Elimination of goodwill and trade name amortization, net of income taxes	—	—	.15

Pro-forma diluted net earnings per share	$2.70	2.32	2.06

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Alberto-Culver Company and Subsidiaries

In January, 2002, the FASB’s Emerging Issues Task Force (EITF) released Issue No. 00-23, “Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44.” Issue 41 of EITF No. 00-23 addresses the accounting consequences of converting any class of stock into a surviving class of stock and, in connection therewith, converting outstanding stock options in that class of stock into stock options in the surviving class of stock. Issue 41 of EITF No. 00-23 is effective for any elimination of a class of stock occurring after January 24, 2002. As described in “note 4” to the consolidated financial statements, the company has two classes of common stock, Class A and Class B. All, but not less than all, of the Class A shares may at any time be converted into Class B on a share-for-share basis at the option of the company. From time-to-time, the Board of Directors has considered the question of whether it would be advisable and in the best interests of the company and its shareholders to declassify its classes of common stock and revert to the single class capital structure which existed before 1986. Under Issue 41 of EITF No. 00-23, a declassification by the company would result in a material non-cash charge in the period of declassification and in each subsequent quarter of the remaining vesting periods of outstanding Class A stock options and restricted stock. As discussed in “note 11,” the Board of Directors on October 22, 2003 approved the conversion of all of the issued shares of Class A common stock into Class B common stock on a one share-for-one share basis in accordance with the terms of the company’s certificate of incorporation. Such conversion became effective after the close of business on November 5, 2003. Following the conversion, all outstanding options to purchase shares of Class A common stock became options to purchase an equal number of shares of Class B common stock. As a result, the company will record a non-cash, pre-tax charge of $105.9 million, of which $63.2 million will be recognized in the first quarter of fiscal year 2004, another $23.6 million will be recognized during the remainder of fiscal year 2004 and the final $19.1 million will be recognized over the following three fiscal years in diminishing amounts. The non-cash charges will reduce operating earnings, provision for income taxes, net earnings and basic and diluted net earnings per share. The balance sheet effect of the options remeasurement will increase total stockholders’ equity by $22.1 million in the first quarter of fiscal year 2004 and will result in the recognition of a deferred tax asset of the same amount. Thereafter, the remaining non-cash charges will increase total stockholders’ equity and result in the recognition of additional deferred tax assets of $8.3 million during the remainder of fiscal year 2004 and $6.6 million over the following three fiscal years in diminishing amounts.

In December, 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS No. 123.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value method of accounting for employee stock-based compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 regarding the method of accounting for employee stock-based compensation and the effect of the method used on reported results. The company implemented the annual disclosure requirements of SFAS No. 148 in its financial statements for the year ended September 30, 2003. The company complied with the interim disclosure requirements of SFAS No. 148 in the second quarter of fiscal year 2003.

In January, 2003, the FASB’s EITF finalized Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,” which addresses the accounting by a customer for consideration given by a vendor. EITF Issue No. 02-16 standardizes the accounting treatment for these types of arrangements by requiring that consideration received from a vendor be reflected as a reduction in the purchase price of the item, except for reimbursement of specific, incremental expenses incurred by the customer to sell a vendor’s products, which should be reflected as a reduction in the applicable expense item (“Issue 1”). EITF Issue No. 02-16 also requires that rebates or refunds from vendors that are earned based upon a specified level of purchases, or continued purchases over a specified period of time, should be accrued if it is probable they will be earned and can be estimated (“Issue 2”). As required by EITF Issue No. 02-16, the company implemented Issue 1 in the second quarter of fiscal year 2003 and Issue 2 for arrangements entered into or modified after November 21, 2002. The adoption of EITF No. 02-16 did not have a material effect on the company’s consolidated financial statements.

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

Sales Incentives – Sales incentives primarily include trade promotion activities and consumer coupons. The company records accruals for sales incentives based on estimates of the ultimate cost of each program. The company tracks its commitments for sales incentive programs and, using historical experience, records an accrual at the end of each period for the estimated incurred, but unpaid costs of these programs. Actual costs differing from estimated costs could significantly affect these estimates and the related accruals.

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Alberto-Culver Company and Subsidiaries

Allowance for Doubtful Accounts – The allowance for doubtful accounts requires management to estimate future collections of accounts receivable. Management records allowances for doubtful accounts based on historical collection statistics and current customer credit information. These estimates could be significantly affected as a result of actual collections differing from historical statistics or changes in a customer’s credit status.

Valuation of Inventories – When necessary, the company provides allowances to adjust the carrying value of inventories to the lower of cost or market, including costs to sell or dispose, and for estimated inventory shrinkage. Estimates of the future demand for the company’s products, anticipated product re-launches, changes in formulas and packaging and reductions in stock-keeping units are key factors used by management in assessing the net realizable value of inventories. The company estimates inventory shrinkage based on historical experience. Actual results differing from these estimates could significantly affect the company’s inventories and cost of products sold.

Market Price of Common Stock and Cash Dividends Per Share

Alberto-Culver Company and Subsidiaries

The high and low sales prices of both classes of the company’s common stock on the New York Stock Exchange and cash dividends per share in each quarter of fiscal years 2003 and 2002 are as follows:

	Market Price Range				Cash Dividends Per Share
	2003		2002
	High	Low	High	Low	2003	2002
Class A (NYSE Symbol ACVA):
First Quarter	$49.92	45.35	39.80	32.26	$.0900	.0825
Second Quarter	$51.00	45.60	49.33	37.15	.1050	.0900
Third Quarter	$50.45	45.92	51.95	44.52	.1050	.0900
Fourth Quarter	$57.75	49.30	48.05	39.60	.1050	.0900

					$.4050	.3525

Class B (NYSE Symbol ACV):
First Quarter	$53.05	48.02	45.90	38.13	$.0900	.0825
Second Quarter	$53.13	47.08	55.82	42.80	.1050	.0900
Third Quarter	$51.95	47.43	57.91	47.70	.1050	.0900
Fourth Quarter	$59.26	50.60	50.95	41.55	.1050	.0900

					$.4050	.3525

Stockholders of record, which excludes a large number of stockholders with shares held in “street name,” totaled 1,384 as of November 17, 2003.

The following trademarks and servicemarks owned by Alberto-Culver Company and its subsidiaries appear in this report: Alberto VO5, Armstrong-McCall, Beauty Systems Group, BSG, Cederroth International, CPR, Critical Protection & Repair, Grilling Blends, Indola, Ion, Motions, Mrs. Dash, Pro-Line, Sally, Sally Beauty, Sally Beauty Supply, Silk Elements, Soft & Beautiful, St. Ives, St. Ives Swiss Formula, TCB, TRESemmé, TRESspray, West Coast Beauty Supply, Whipped Silk and VO5.

The following are trademarks and servicemarks of other companies which appear in this report: Creative Nail Design (Creative Nail Design, Inc.), Dove (Chesebrough-Pond’s, Inc.), Farouk (Farouk Systems, Inc.), Fructis (Laboratoire Garnier & Cie), Graham Webb (Graham Webb International, L.P.), L’Oreal (L’Oreal S.A.), Matrix (L’Oreal USA Creative, Inc.), OPI (OPI Products, Inc.), Paul Mitchell (John Paul Mitchell Systems), Redken (L’Oreal USA Creative, Inc.), Sebastian (Sebastian International, Inc.), Shiseido (Shiseido Company Ltd.), TIGI (Toni & Guy (USA) Limited), Wal-Mart (Wal-Mart Stores, Inc.) and WELLA (The Wella Corporation).

Selected Financial Data

Alberto-Culver Company and Subsidiaries

Year ended September 30,
(In thousands, except per share data)	2003	2002	2001	2000		1999	1998	1997		1996	1995	1994	1993		1992

Operating Results:
Net sales	$2,891,417	2,650,976	2,379,117	2,137,737		1,882,719	1,743,955	1,694,728		1,523,939	1,297,589	1,150,514	1,093,330		1,038,096
Cost of products sold	1,449,250	1,342,964	1,217,233	1,120,079		990,568	916,499	896,152		816,343	689,793	605,900	572,770		541,153
Interest expense	25,743	26,013	27,309	23,747		14,849	12,170	11,826		15,905	9,946	8,630	9,661		11,665
Earnings before provision for income taxes (1)	251,400	211,792	167,236	154,281	(2)	133,783	132,378	136,121	(3)	100,014	84,242	71,078	65,129		61,356
Provision for income taxes	89,247	74,127	56,860	51,097	(2)	47,493	49,311	50,704	(3)	37,270	31,591	27,010	23,857		22,740
Net earnings (1)	162,153	137,665	110,376	103,184	(2)	86,290	83,067	85,417	(3)	62,744	52,651	44,068	41,272		38,616
Net earnings per share (1)(4) :
Basic	2.78	2.40	1.96	1.85	(2)	1.53	1.46	1.53	(3)	1.13	.95	.79	.72		.68
Diluted	2.70	2.32	1.91	1.83	(2)	1.51	1.37	1.41	(3)	1.06	.94	.79	.72		.68

Weighted average shares outstanding (4):
Basic	58,351	57,380	56,176	55,790		56,378	56,845	55,967		55,571	55,430	56,063	57,361		56,726
Diluted	59,971	59,214	57,838	56,410		57,162	62,420	63,377		62,776	57,053	56,083	57,434		56,726
Shares outstanding at year end (4):
Class A	26,615	25,847	23,871	22,982		22,768	24,063	22,610		22,097	21,926	21,826	23,126		23,491
Class B	32,358	32,332	32,957	32,957		32,957	33,148	33,533		33,533	33,533	33,534	33,604		33,604

Financial Condition:
Current ratio	2.50 to 1	2.14 to 1	2.25 to 1	2.17 to 1		1.92 to 1	1.89 to 1	1.86 to 1		1.79 to 1	2.28 to 1	1.86 to 1	2.05 to 1		1.88 to 1
Working capital	$699,980	523,770	486,646	399,748		309,153	277,940	269,007		226,123	301,706	185,747	205,050		193,080
Cash, cash equivalents and short-term investments	370,148	217,485	202,839	114,951		57,816	73,305	87,600		71,557	146,985	50,362	73,947		80,158
Property, plant and equipment, net	264,335	247,850	235,822	240,091		238,753	223,476	190,998		175,920	157,791	132,881	124,449		121,703
Total assets	1,945,609	1,729,491	1,516,501	1,385,598		1,181,494	1,065,343	998,056		908,412	814,757	610,208	593,046		610,400
Long-term debt	320,587	320,181	321,183	340,948		225,173	171,760	149,441		161,548	183,094	42,976	80,184		84,549
Stockholders’ equity	1,062,129	862,459	736,009	632,260		565,780	531,150	495,001		424,242	370,574	326,970	298,857		286,222
Cash dividends	23,746	20,351	18,215	16,182		14,394	13,220	10,909		9,724	8,590	7,708	7,893	(5)	6,665
Cash dividends per share (4)(5)	.4050	.3525	.3225	.2900		.2550	.2300	.1950		.1750	.1550	.1375	.1375	(5)	.1175

(1)	The company implemented the FASB’s Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” in fiscal year 2002 and, accordingly, discontinued the amortization of goodwill and trade names. In accordance with SFAS No. 142, earnings before provision for income taxes, net earnings and net earnings per share for fiscal years 1992 through 2001 have not been restated and, therefore, include the amortization of goodwill and trade names.

(2)	Fiscal year 2000 includes a non-recurring gain from the sale of a trademark. The non-recurring gain increased earnings before income taxes by $9.3 million, net earnings by $6.0 million and basic and diluted net earnings per share by 11 cents.

(3)	Fiscal year 1997 includes a non-recurring gain from an insurance settlement for the loss of the company’s corporate airplane. The non-recurring gain increased earnings before income taxes by $15.6 million, net earnings by $9.8 million and basic and diluted earnings per share by 18 cents and 16 cents, respectively.

(4)	Net earnings per share, shares outstanding and cash dividends per share have been restated to reflect the 100% stock dividend on the company’s Class A and Class B outstanding shares in February, 1997.

(5)	Cash dividends per share on Class A common stock and Class B common stock have been equal since the Class A shares were issued in April, 1986. Cash dividends paid in fiscal 1993 included a one-time extraordinary dividend of one cent per share in recognition of the company surpassing one billion dollars in sales for the fiscal year ended September 30, 1992.