Form 10-K, Exhibit 13
period 2004-09-30
ALBERTO CULVER CO
filed 2004-12-13
CIK 3327

EXHIBIT 13

PORTIONS OF ANNUAL REPORT TO STOCKHOLDERS FOR THE YEAR ENDED SEPTEMBER 30, 2004

Consolidated Statements of Earnings

Alberto-Culver Company and Subsidiaries

	Year ended September 30,
(In thousands, except per share data)	2004	2003	2002
Net sales	$3,257,996	2,891,417	2,650,976
Cost of products sold	1,610,522	1,449,250	1,342,964

Gross profit	1,647,474	1,442,167	1,308,012
Advertising, marketing, selling and administrative expenses	1,325,360	1,168,376	1,073,584
Non-cash charge related to conversion to one class of common stock (note 2)	85,602	—	—
Gain on sale of business (note 8)	(10,147)	—	—

Operating earnings	246,659	273,791	234,428
Interest expense, net of interest income of $4,318 in 2004, $3,352 in 2003 and $3,377 in 2002	21,426	22,391	22,636
Charge related to redemption of senior notes (note 4)	12,589	—	—

Earnings before provision for income taxes	212,644	251,400	211,792
Provision for income taxes	70,874	89,247	74,127

Net earnings	$141,770	162,153	137,665

Net earnings per share:
Basic	$1.57	1.85	1.60
Diluted	$1.54	1.80	1.55

Weighted average shares outstanding:
Basic	90,026	87,527	86,070
Diluted	91,832	89,957	88,821

Cash dividends per share	$.37	.27	.235

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

Alberto-Culver Company and Subsidiaries

(In thousands, except share data)	September 30,
	2004	2003
Assets
Current assets:
Cash, cash equivalents and short-term investments (including $8,700 of short-term investments in 2004)	$201,889	370,148
Receivables, less allowance for doubtful accounts of $12,860 in 2004 and $19,111 in 2003	250,008	226,054
Inventories:
Raw materials	47,615	35,714
Work-in-process	6,970	4,633
Finished goods	572,249	490,810

Total inventories	626,834	531,157
Other current assets	39,702	38,130

Total current assets	1,118,433	1,165,489
Property, plant and equipment:
Land	16,474	13,627
Buildings and leasehold improvements	212,238	180,648
Machinery and equipment	403,079	382,590

Total property, plant and equipment	631,791	576,865
Accumulated depreciation	337,890	312,530

Property, plant and equipment, net	293,901	264,335
Goodwill	467,809	355,285
Trade names	97,983	84,463
Other assets	80,654	76,037

Total assets	$2,058,780	1,945,609

Liabilities and Stockholders’ Equity
Current liabilities:
Current maturities of long-term debt	$545	295
Accounts payable	258,983	220,633
Accrued expenses	251,992	222,860
Income taxes	20,914	21,721

Total current liabilities	532,434	465,509
Long-term debt	121,246	320,587
Deferred income taxes	23,759	39,759
Other liabilities	67,635	57,625
Stockholders’ equity:
Common stock, par value $.22 per share, authorized 300,000,000 shares; issued 98,470,287 at September 30, 2004 and 97,810,191 at September 30, 2003 (notes 2 and 5)	21,663	15,031
Additional paid-in capital	324,674	215,777
Retained earnings	1,137,161	1,035,513
Unearned compensation	(3,835)	(4,487)
Accumulated other comprehensive income (loss) – foreign currency translation	(18,136)	(40,695)

	1,461,527	1,221,139
Less treasury stock, at cost (7,706,052 shares at September 30, 2004 and 9,349,977 shares at September 30, 2003)	(147,821)	(159,010)

Total stockholders’ equity	1,313,706	1,062,129

Total liabilities and stockholders’ equity	$2,058,780	1,945,609

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Alberto-Culver Company and Subsidiaries

	Year ended September 30,
(In thousands)	2004	2003	2002
Cash Flows from Operating Activities:
Net earnings	$141,770	162,153	137,665
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	47,583	45,791	43,415
Amortization of other assets	3,559	3,036	3,799
Non-cash charge related to conversion to one class of common stock, net of deferred tax benefit of $29,961 (note 2)	55,641	—	—
Gain on sale of business, net of taxes (note 8)	(5,745)	—	—
Charge related to redemption of senior notes, net of taxes (note 4)	8,183	—	—
Deferred income taxes	12,494	(3,637)	(6,011)
Cash effects of changes in (excluding acquisitions and divestitures):
Receivables, net	(19,798)	(6,236)	9,668
Inventories	(56,417)	3,459	(20,286)
Other current assets	(2,372)	2,852	(1,913)
Accounts payable and accrued expenses	58,503	(6,929)	66,050
Income taxes	19,950	14,447	(7,128)
Other assets	(3,714)	(1,242)	(6,654)
Other liabilities	(289)	4,869	13,088

Net cash provided by operating activities	259,348	218,563	231,693

Cash Flows from Investing Activities:
Short-term investments	(8,700)	—	881
Capital expenditures	(74,731)	(61,351)	(55,464)
Payments for purchased businesses, net of acquired companies’ cash	(158,474)	(1,574)	(110,133)
Proceeds from sale of business	33,037	—	—
Proceeds from disposals of assets	5,654	1,632	6,002

Net cash used by investing activities	(203,214)	(61,293)	(158,714)

Cash Flows from Financing Activities:
Short-term borrowings	—	(2,710)	(2)
Proceeds from issuance of long-term debt	411	762	177
Repayments of long-term debt	(291)	(1,260)	(398)
Redemption of senior notes	(213,281)	—	—
Termination of interest rate swap	—	—	2,772
Repurchase of previously sold accounts receivable	—	—	(40,000)
Proceeds from exercises of stock options	25,491	20,792	14,984
Cash dividends paid	(33,490)	(23,746)	(20,351)
Stock purchased for treasury	(13,872)	(9,003)	(13,863)

Net cash used by financing activities	(235,032)	(15,165)	(56,681)

Effect of foreign exchange rate changes on cash	1,939	10,558	(783)

Net (decrease) increase in cash and cash equivalents	(176,959)	152,663	15,515
Cash and cash equivalents at beginning of year	370,148	217,485	201,970

Cash and cash equivalents at end of year	$193,189	370,148	217,485

Supplemental Cash Flow Information:
Cash paid for:
Interest (note 4)	$32,062	24,981	26,704
Income taxes	$70,485	82,425	86,225
Non-cash investing activities:
Issuance of common stock for acquisition	$—	541	10,010

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Stockholders’ Equity

Alberto-Culver Company and Subsidiaries

	Number of Shares		Dollars
(In thousands)	Common Stock Issued	Treasury Stock	Common Stock Issued	Additional Paid-in Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders’ Equity
Balance at September 30, 2001	97,810	(11,495)	$15,031	$190,368	$779,792	$(4,826)	$(61,284)	$(183,072)	$736,009

Comprehensive income (loss):
Net earnings					137,665				137,665
Foreign currency translation							(16,319)		(16,319)

Total					137,665		(16,319)		121,346
Cash dividends					(20,351)				(20,351)
Stock options exercised		1,820		8,596				17,681	26,277
Stock issued pursuant to employee incentive plans, net		43		505				932	1,437
Stock issued for acquisition		221		5,076				4,934	10,010
Restricted stock issued, net		78		925		(2,617)		1,692	—
Restricted stock amortization						1,594			1,594
Stock purchased for treasury		(812)						(13,863)	(13,863)

Balance at September 30, 2002	97,810	(10,145)	15,031	205,470	897,106	(5,849)	(77,603)	(171,696)	862,459

Comprehensive income (loss):
Net earnings					162,153				162,153
Foreign currency translation							36,908		36,908

Total					162,153		36,908		199,061
Cash dividends					(23,746)				(23,746)
Stock options exercised		973		8,337				20,788	29,125
Stock issued pursuant to employee incentive plans, net		45		1,363				883	2,246
Stock issued for acquisition		12		259				282	541
Restricted stock issued, net		(7)		348		(84)		(264)	—
Restricted stock amortization						1,446			1,446
Stock purchased for treasury		(228)						(9,003)	(9,003)

Balance at September 30, 2003	97,810	(9,350)	15,031	215,777	1,035,513	(4,487)	(40,695)	(159,010)	1,062,129

Comprehensive income (loss):
Net earnings					141,770				141,770
Foreign currency translation							18,314		18,314

Total					141,770		18,314		160,084
Stock dividend	660		6,632		(6,632)				—
Cash dividends					(33,490)				(33,490)
Stock options exercised		2,278		22,076				24,679	46,755
Stock issued pursuant to employee incentive plans, net		23		841				533	1,374
Restricted stock issued, net		(11)		573		(361)		(212)	—
Restricted stock amortization						1,374			1,374
Directors’ deferred compensation		5		192		(361)		61	(108)
Conversion to one class of common stock				85,215					85,215
Liquidation of certain foreign legal entities							4,245		4,245
Stock purchased for treasury		(651)						(13,872)	(13,872)

Balance at September 30, 2004	98,470	(7,706)	$21,663	$324,674	$1,137,161	$(3,835)	$(18,136)	$(147,821)	$1,313,706

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

The carrying amounts of short-term investments, accounts receivable, accounts payable and short-term borrowings approximate fair value due to the short maturities of these financial instruments.

The fair value of long-term debt was approximately $127.5 million at September 30, 2004. Fair value estimates are calculated using the present value of the projected debt cash flows based on the current market interest rates of comparable debt instruments.

Allowance for Doubtful Accounts

The allowance for doubtful accounts requires management to estimate future collections of accounts receivable. Management records allowances for doubtful accounts based on historical collection statistics and current customer credit information.

Inventories and Cost of Products Sold

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

Inventories and cost of products sold include raw material and packaging costs, the cost of merchandise purchased from suppliers, direct expenses incurred to manufacture products and indirect expenses, including such items as purchasing, receiving, quality control, package engineering and production planning.

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

Goodwill and Trade Names

Goodwill and trade names are tested for impairment annually or more frequently if significant events or changes indicate possible impairment in accordance with the provisions of the Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” In accordance with SFAS No. 142, the company determined that its trade names have indefinite lives. For impairment testing purposes, the fair values of reporting units are estimated based on the company’s best estimate of the present value of expected future cash flows and are compared with the corresponding carrying value of the reporting unit, including goodwill.

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company and Subsidiaries

The change in the carrying amount of goodwill by operating segment for the fiscal years ended September 30, 2004 and 2003 are as follows:

(In thousands)	Global Consumer Products	Sally Beauty Supply	Beauty Systems Group	Total
Balance at September 30, 2002	$135,907	9,123	198,401	343,431

Purchase price adjustments	—	(5)	1,389	1,384
Foreign currency translation	6,533	32	3,905	10,470

Balance at September 30, 2003	142,440	9,150	203,695	355,285

Additions, net of purchase price adjustments	19,070	100	89,914	109,084
Foreign currency translation	1,492	25	1,923	3,440

Balance at September 30, 2004	$163,002	9,275	295,532	467,809

The $19.1 million increase in Global Consumer Products was mainly attributable to the acquisition of Pantresse in January, 2004. The increase in Beauty Systems Group goodwill was primarily due to the acquisition of West Coast Beauty Supply in December, 2003.

Indefinite-lived trade names by operating segment at September 30, 2004 and 2003 are as follows:

(In thousands)	2004	2003
Global Consumer Products	$93,470	79,950
Sally Beauty Supply	613	613
Beauty Systems Group	3,900	3,900

	$97,983	84,463

The increase in Global Consumer Products’ trade names was mainly attributable to the acquisitions of Pantresse in January, 2004 and a nutritional supplement product line in Norway in December, 2003.

Foreign Currency Translation

Foreign currency balance sheet accounts are translated at the rates of exchange in effect at the balance sheet date. Results of operations are translated using the average exchange rates during the period.

Revenue Recognition

The company recognizes revenue on merchandise shipped to customers when title and risk of loss pass to the customer. The company’s Sally Beauty Supply and Beauty Systems Group segments also recognize revenue when a customer consummates a point-of-sale transaction in a store. Provisions for sales returns and cash discounts are made at the time sales are recorded. Sales returns and allowances were approximately 2% of net sales in fiscal years 2004, 2003 and 2002.

Sales Incentives

Sales incentives include consumer coupons and trade promotion activities such as advertising allowances, off-shelf displays, customer specific coupons, new item distribution allowances, listing fees and temporary price reductions. Sales incentives amounted to $165.5 million, $135.8 million and $130.1 million in fiscal years 2004, 2003 and 2002, respectively, and were classified as reductions of net sales in the consolidated statements of earnings.

The company records accruals for sales incentives based on estimates of the ultimate cost of each program. The company tracks its commitments for sales incentive programs and, using historical experience, records an accrual at the end of each period for the estimated incurred, but unpaid cost of these programs.

Shipping and Handling

Shipping and handling costs are included in advertising, marketing, selling and administrative expenses in the consolidated statements of earnings and amounted to $155.3 million, $134.9 million and $126.5 million in fiscal years 2004, 2003 and 2002, respectively.

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company and Subsidiaries

Vendor Allowances

Vendor allowances received by the company as reimbursement for specific, incremental costs incurred by the company to sell a vendor’s product are recorded as reductions of the corresponding costs in advertising, marketing, selling and administrative expenses in the consolidated statements of earnings. All other vendor allowances are reflected as reductions of the purchase price of the vendor’s product and are included in inventories and cost of products sold.

Certain vendor allowances are in the form of rebates which are earned based upon purchase volumes over specified periods of time. Rebates are accrued on purchases when it is probable the rebates will be earned and the amounts can be reasonably estimated.

Advertising and Marketing

Advertising and marketing costs are expensed as incurred and amounted to $254.1 million in 2004, $212.4 million in 2003 and $189.1 million in 2002.

Research and Development

Research and development costs are expensed as incurred and amounted to $11.7 million in 2004, $10.9 million in 2003 and $9.8 million in 2002.

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

Weighted Average Shares Outstanding

The following table provides information about basic and diluted weighted average shares outstanding:

(In thousands)	2004	2003	2002
Basic weighted average shares outstanding	90,026	87,527	86,070
Assumed exercise of stock options	1,527	2,001	2,186
Assumed vesting of restricted stock	279	429	565

Diluted weighted average shares outstanding	91,832	89,957	88,821

Stock options for eight thousand shares were excluded from the computation of diluted net earnings per share in 2004 since the options’ exercise prices were greater than the average market price and therefore were anti-dilutive. No stock options were anti-dilutive in 2003 or 2002.

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

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company and Subsidiaries

Had compensation expense for stock option plans been determined based upon the fair value of stock options on the dates of grant and recognized over the vesting period consistent with SFAS No. 123, the company’s pro-forma net earnings and net earnings per share for the fiscal years ended September 30, 2004, 2003 and 2002 would have been as follows (in thousands, except per share amounts):

	2004	2003	2002
Reported net earnings:	$141,770	162,153	137,665
Add: Stock-based compensation expense included in reported net earnings, net of related income tax effects	56,534	933	1,036
Less: Stock-based compensation expense determined under the fair value based method for all awards, net of related income tax effects	(10,950)	(9,593)	(8,016)

Pro-forma net earnings	$187,354	153,493	130,685

Basic net earnings per share:
As reported	$1.57	1.85	1.60
Pro-forma	$2.08	1.75	1.52
Diluted net earnings per share:
As reported	$1.54	1.80	1.55
Pro-forma	$2.04	1.71	1.47

The $56.5 million addback in fiscal year 2004 for stock-based compensation expense included in reported net earnings includes the $55.6 million after-tax non-cash charge related to the conversion to a single class of common stock. The $11.0 million deduction in fiscal year 2004 for stock-based compensation expense determined under the fair value based method includes a $105,000 pro-forma after-tax non-cash charge related to the conversion to a single class of common stock. See “note 2” for further discussion of the conversion.

(2) Conversion to One Class of Common Stock

On October 22, 2003, the Board of Directors approved the conversion of all of the issued shares of Class A common stock into Class B common stock on a one share-for-one share basis in accordance with the terms of the company’s certificate of incorporation. The conversion became effective after the close of business on November 5, 2003. Following the conversion, all outstanding options to purchase shares of Class A common stock became options to purchase an equal number of shares of Class B common stock. On January 22, 2004, all shares of Class B common stock were redesignated as common stock. The single class of common stock continues to trade on the New York Stock Exchange under the symbol “ACV.”

The company accounts for stock compensation expense in accordance with APB Opinion No. 25. Under these rules, the conversion to one class of common stock requires the company to recognize a non-cash charge from the remeasurement of the intrinsic value of all Class A stock options outstanding on the conversion date. A portion of this non-cash charge was recognized on the conversion date for vested stock options and the remaining non-cash charges related to unvested stock options and restricted shares will be recognized over the remaining vesting periods. As a result, the company will record a non-cash charge against pre-tax earnings of approximately $104.0 million ($67.6 million after taxes), of which $85.6 million ($55.6 million after taxes) was recognized in fiscal year 2004 and $18.4 million ($12.0 million after taxes) will be recognized over the following three fiscal years in diminishing amounts. The non-cash charges reduce operating earnings, provision for income taxes, net earnings and basic and diluted net earnings per share. The balance sheet effects of the options remeasurement increased total stockholders’ equity by $30.0 million in fiscal year 2004 and resulted in the recognition of a deferred tax asset of the same amount. Thereafter, the remaining non-cash charges will increase total stockholders’ equity and result in the recognition of additional deferred tax assets of $6.4 million over the following three fiscal years in diminishing amounts.

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company and Subsidiaries

(3) Accrued Expenses

Accrued expenses consist of the following:

(In thousands)	2004	2003
Compensation and benefits	$121,101	106,318
Advertising and promotions	53,272	43,202
Other	77,619	73,340

	$251,992	222,860

(4) Long-Term Debt and Other Financing Arrangements

Long-term debt, exclusive of current maturities, consists of the following:

(In thousands)	2004	2003
8.25% notes due November, 2005	$—	200,000
6.375% debentures due June, 2028	120,000	120,000
Other	1,246	587

	$121,246	320,587

Maturities of long-term debt for the next five fiscal years are as follows (in thousands): 2005- $545; 2006 - $547; 2007 - $399; 2008 - $211; 2009 - $89; 2010 and later - $120,000.

The company has $120 million of 6.375% debentures outstanding due June 15, 2028. The debentures are subject to repayment, in whole or in part, on June 15, 2008 at the option of the holders. In addition, the company has the option to redeem the debentures at any time, in whole or in part, at a price equal to 100% of the principal amount plus accrued interest and, if applicable, a make-whole premium.

In August, 2004, the company amended its existing $300 million revolving credit facility and extended it for five years until August 31, 2009. The facility, which had no borrowings outstanding at September 30, 2004 or 2003, has an interest rate based on a fixed spread over LIBOR and may be drawn in U.S. dollars or certain foreign currencies.

The $300 million revolving credit facility imposes restrictions on such items as total debt, liens, interest expense and rent expense. At September 30, 2004, the company was in compliance with the covenants of the revolving credit facility.

In September, 2004, the company redeemed its $200 million of 8.25% senior notes due November 1, 2005 under the redemption provisions of the notes. In connection with the buyback, the company recorded a pre-tax charge in fiscal year 2004 of $12.6 million ($8.2 million after taxes) or 9 cents per basic and diluted net earnings per share consisting primarily of a make-whole premium. As part of the redemption, the company also paid $6.1 million of interest accrued through the redemption date that was originally due to be paid in fiscal year 2005.

In May, 2002, the company entered into an interest rate swap agreement with a notional amount of $100 million in order to convert a portion of its fixed rate 8.25% senior notes into a variable rate obligation. In July, 2002, the company terminated the interest rate swap resulting in a gain of $2.8 million, which was being amortized over the remaining term of the 8.25% senior notes as a reduction of interest expense. The remaining unamortized gain of $1.0 million was recognized as a reduction of the charge related to the redemption of the 8.25% senior notes in September, 2004.

At September 30, 2004 and 2003, the company had no off-balance sheet financing arrangements other than operating leases incurred in the ordinary course of business as disclosed in “note 9.”

(5) Stockholders’ Equity

Following the conversion to one class of common stock discussed in “note 2,” the company has one class of common stock that is listed on the New York Stock Exchange under the symbol “ACV.”

Cash dividends for common stock in fiscal years 2004, 2003 and 2002 were $33.5 million or $.37 per share, $23.7 million or $.27 per share and $20.4 million or $.235 per share, respectively.

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company and Subsidiaries

In July, 2002, the Board of Directors authorized the company to purchase up to 2,384,150 shares of Class A common stock. As of October 22, 2003, the company had purchased 331,700 Class A shares under the authorization at a total cost of $15.1 million. On October 22, 2003, the Board of Directors authorized the company to purchase up to 2,052,450 shares of Class B common stock. This authorization replaced the Class A share repurchase program. A total of 2,052,450 shares remain available for purchase under the program as of September 30, 2004.

On January 21, 2004, the Board of Directors approved a 3-for-2 stock split in the form of a 50% stock dividend. The additional shares were distributed February 20, 2004 to shareholders of record at the close of business on February 2, 2004. The stock dividend was distributed on outstanding shares and not on shares held in treasury. All share and per share information in this report, except for treasury shares, has been restated to reflect the 50% stock dividend.

On January 22, 2004, shareholders approved amendments to the company’s certificate of incorporation that eliminated Class A common stock from the authorized capital of the company and redesignated the Class B common stock as common stock. As a result of these amendments, the company has 300,000,000 shares of authorized common stock. The newly designated common stock continues to trade on the New York Stock Exchange under the symbol “ACV.”

During fiscal years 2004, 2003 and 2002, the company acquired $40.1 million, $2.9 million and $28.3 million, respectively, of common stock surrendered by employees in connection with the exercises of stock options and the payment of withholding taxes as provided under the terms of certain incentive plans. Shares acquired under these plans are not subject to the company’s stock repurchase program.

(6) Stock Option and Restricted Stock Plans

At the annual stockholders’ meeting in January, 2003, shareholders approved two new stock option plans. Under the new plans, the company is authorized to issue non-qualified stock options to employees and non-employee directors to purchase a limited number of shares of the company’s common stock at a price not less than the fair market value of the stock on the date of grant. Generally, options under the plans expire ten years from the date of grant and are exercisable on a cumulative basis in four equal annual increments commencing one year after the date of grant. A total of 9.23 million shares have been authorized to be issued under the plans, of which 5.85 million shares remain available for future grants at September 30, 2004.

The weighted average fair value of options at the date of grant in fiscal years 2004, 2003 and 2002 was $9.98, $8.75 and $5.89 per option, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003	2002
Expected life	5 years	5 years	5 years
Volatility	23.3%-24.2%	24.8%-25.3%	25.5%
Risk-free interest rate	2.8%-3.7%	3.0%-3.2%	3.5%-4.5%
Dividend yield	0.7%-1.0%	0.8%	0.8%-1.0%

Summarized information on the company’s outstanding stock options at September 30, 2004 is as follows (options in thousands):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Average Remaining Contractual Life	Weighted Average Option Price	Number of Options	Weighted Average Option Price
$7.90-$8.92	72	1.0 year	$8.83	72	$8.83
$13.17-$15.46	513	4.5 years	$13.64	508	$13.64
$16.63-$17.46	958	5.8 years	$16.69	950	$16.69
$19.63-$21.77	1,497	7.0 years	$21.76	934	$21.76
$25.76-$28.30	42	7.6 years	$27.29	20	$27.25
$31.70-$34.23	1,673	8.3 years	$34.19	787	$34.21
$37.26-$41.49	1,625	9.0 years	$39.57	395	$39.53
$49.07	8	9.8 years	$49.07	—	—

	6,388			3,666

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company and Subsidiaries

Stock option activity under the plans is summarized as follows (options in thousands):

	Number of Options	Weighted Average Option Price
Outstanding at September 30, 2001	8,295	$14.12

Granted	2,592	$21.87
Exercised	(2,730)	$13.47
Canceled	(106)	$17.42

Outstanding at September 30, 2002	8,051	$16.79

Granted	1,886	$34.19
Exercised	(1,460)	$15.41
Canceled	(238)	$19.78

Outstanding at September 30, 2003	8,239	$20.94

Granted	1,667	$39.64
Exercised	(3,241)	$15.95
Canceled	(277)	$27.66

Outstanding at September 30, 2004	6,388	$28.06

Exercisable at September 30:
2002	4,373	$15.00
2003	5,001	$17.46
2004	3,666	$23.68

At the annual stockholders’ meeting in January, 2003, shareholders also approved a new restricted stock plan. Under the new plan, the company is authorized to grant up to 900,000 restricted shares of common stock to employees. The restricted shares generally vest on a cumulative basis in four equal annual installments commencing two years after the date of grant. The total value of restricted shares is recorded as unearned compensation at the time of grant based on the fair market value of the shares on the date of grant. The unearned compensation balance is amortized into expense over the vesting period. During fiscal year 2004, employees were granted 21,475 restricted shares at a weighted average fair value of $39.92 per share on the date of grant.

At September 30, 2004, there were 269,058 restricted shares outstanding, including restricted shares from a previous plan, and 865,625 shares remained authorized for future issuance under the new plan. The unamortized balance of restricted shares is included in unearned compensation, a separate component of stockholders’ equity, and was $3.5 million at September 30, 2004.

(7) Business Segments and Geographic Area Information

Effective October 1, 2002, the company’s Global Consumer Products business was reorganized into two divisions. A new division, Alberto-Culver Consumer Products Worldwide, includes the former Alberto-Culver North America business segment and the former Alberto-Culver International business segment excluding the operations of Cederroth International. This division includes developing, manufacturing, distributing and marketing branded consumer products worldwide and the manufacturing of custom label products for other companies. The second division is Cederroth International, which manufactures, markets and distributes beauty and health care products throughout Scandinavia and in certain parts of Europe. For reporting purposes, these two divisions are included in the Global Consumer Products segment.

In fiscal year 2004, the company changed the segment reporting for its Beauty Supply Distribution business by reporting its Sally Beauty Supply and Beauty Systems Group divisions as two separate segments. Sally Beauty Supply, a domestic and international chain of cash-and-carry outlets, offers professional beauty supplies to both salon professionals and retail customers. Beauty Systems Group, a full-service beauty supply distributor, offers professional brands directly to salons through its own sales force and professional-only stores in exclusive geographical territories in North America.

Prior year information for the business segments has been reclassified to conform to the new presentation of three segments.

The accounting policies of the segments are the same as described in the summary of significant accounting policies in “note 1.” The company accounts for sales between segments as if the sales were to a third party, however, sales between segments are eliminated in consolidation.

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company and Subsidiaries

Segment data for the years ended September 30, 2004, 2003 and 2002 is as follows:

Business Segments Information

(In thousands)	2004	2003	2002
Net sales:
Global Consumer Products	$1,185,905	1,098,328	1,015,997
Beauty Supply Distribution:
Sally Beauty Supply	1,296,057	1,207,881	1,132,347
Beauty Systems Group	801,610	616,128	534,705

Total	2,097,667	1,824,009	1,667,052
Eliminations	(25,576)	(30,920)	(32,073)

	$3,257,996	2,891,417	2,650,976

Earnings before provision for income taxes:
Global Consumer Products	$116,385	102,553	87,780
Beauty Supply Distribution:
Sally Beauty Supply	151,811	137,561	131,477
Beauty Systems Group	70,895	55,864	41,273

Total	222,706	193,425	172,750

Segment operating profit	339,091	295,978	260,530
Unallocated expenses, net (*)	(16,977)	(22,187)	(26,102)
Non-cash charge related to conversion to one class of common stock (note 2)	(85,602)	—	—
Gain on sale of business (note 8)	10,147	—	—
Charge related to redemption of senior notes (note 4)	(12,589)	—	—
Interest expense, net of interest income	(21,426)	(22,391)	(22,636)

	$212,644	251,400	211,792

Identifiable assets:
Global Consumer Products	$814,897	753,444	689,269
Beauty Supply Distribution:
Sally Beauty Supply	465,813	475,672	421,805
Beauty Systems Group	600,629	426,729	413,221

Total	1,066,442	902,401	835,026
Corporate (**)	177,441	289,764	205,196

	$2,058,780	1,945,609	1,729,491

Depreciation and amortization expense:
Global Consumer Products	$24,203	24,369	22,428
Beauty Supply Distribution:
Sally Beauty Supply	15,596	14,904	15,982
Beauty Systems Group	8,205	6,638	5,990

Total	23,801	21,542	21,972
Corporate	3,138	2,916	2,814

	$51,142	48,827	47,214

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company and Subsidiaries

(In thousands)	2004	2003	2002
Capital expenditures:
Global Consumer Products	$22,599	27,168	32,319
Beauty Supply Distribution:
Sally Beauty Supply	40,241	26,180	15,575
Beauty Systems Group	11,721	8,003	7,570

Total	51,962	34,183	23,145
Corporate	170	—	—

	$74,731	61,351	55,464

(*)	“Unallocated expenses, net” principally consists of general corporate expenses.
(**)	Corporate identifiable assets are primarily cash, cash equivalents and equipment.

Geographic data for the years ended September 30, 2004, 2003 and 2002 is as follows:

Geographic Area Information (In thousands)	2004	2003	2002
Net sales (*):
United States	$2,478,020	2,209,431	2,093,514
Foreign	794,513	691,391	569,338
Eliminations	(14,537)	(9,405)	(11,876)

	$3,257,996	2,891,417	2,650,976

Segment operating profit:
United States	$265,800	238,543	213,010
Foreign	73,291	57,435	47,520

	$339,091	295,978	260,530

Identifiable assets:
United States	$1,320,930	1,136,521	1,084,552
Foreign	560,409	519,324	439,743
Corporate (**)	177,441	289,764	205,196

	$2,058,780	1,945,609	1,729,491

(*)	Net sales are attributable to individual countries based on the location of the customers.
(**)	Corporate identifiable assets are primarily cash, cash equivalents and equipment.

(8) Acquisitions and Sale of Business

On December 1, 2003, the company acquired the net assets of West Coast Beauty Supply, a full-service distributor of professional beauty products, in order to expand the geographic area served by Beauty Systems Group. The total amount paid for the acquisition was $123.5 million. In addition, approximately $13.8 million may be paid over future periods in accordance with the purchase agreement. Goodwill of $89.7 million, including the $13.8 million of future payments, was recorded as a result of the acquisition and is expected to be deductible for income tax purposes. The acquisition was accounted for using the purchase method and, accordingly, the results of operations of West Coast Beauty Supply have been included in the consolidated financial statements from the date of acquisition. West Coast Beauty Supply is included in the company’s Beauty Systems Group segment.

The following table provides pro-forma results for the fiscal years ended September 30, 2004 and 2003 as if West Coast Beauty Supply had been acquired on October 1, 2002. Anticipated cost savings and other effects of the planned integration of West Coast Beauty Supply are not included in the pro-forma results. The pro-forma amounts presented are not necessarily indicative of the results that would have occurred had the acquisition been completed as of October 1, 2002, nor are the pro-forma amounts necessarily indicative of future results.

(In thousands)	2004	2003
Pro-forma net sales	$3,288,412	3,083,399
Pro-forma net earnings	$142,478	165,698
Pro-forma net earnings per share
Basic	$1.58	1.89
Diluted	$1.55	1.84

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company and Subsidiaries

The pro-forma amounts for fiscal 2004 include the non-cash charge related to the conversion to one class of common stock (note 2), the gain on the sale of Indola, the tax benefit from the liquidation of certain foreign legal entities related to the sale of the Indola business and the charge for the redemption of $200 million of 8.25% senior notes (note 4). In total, these non-core items reduced fiscal 2004 net earnings by $53.7 million and basic and diluted net earnings per share by 60 cents and 59 cents, respectively.

In addition to West Coast Beauty Supply, the company made other acquisitions during fiscal years 2004, 2003 and 2002 which individually were insignificant to the consolidated financial statements. The total amount of cash paid and common stock issued for these other acquisitions in fiscal years 2004, 2003 and 2002 were $34.9 million, $2.1 million and $120.1 million, respectively. These acquisitions were accounted for using the purchase method and, accordingly, the results of operations of the acquired businesses have been included in the consolidated financial statements from the dates of acquisition. Total goodwill of $19.4 million, $1.4 million and $92.0 million was recorded in fiscal years 2004, 2003 and 2002, respectively, as a result of these acquisitions. In respect thereto, the company acquired $13.0 million, $390,000 and $3.9 million of trade names with indefinite lives in fiscal years 2004, 2003 and 2002, respectively.

In June, 2004, the company sold its Indola European professional hair care business. As a result of the sale, the company recorded a $10.1 million gain ($5.7 million after taxes) in the third quarter of fiscal 2004 which increased basic and diluted net earnings per share by 6 cents. In September, 2004, the company completed the liquidation of two foreign legal entities related to the Indola business and, as a result, recognized a tax benefit of $4.4 million in fiscal 2004 which increased basic and diluted earnings per share by 5 cents.

(9) Lease Commitments

The major portion of the company’s leases are for Sally Beauty Supply and Beauty Systems Group stores. Other leases cover certain manufacturing and warehousing properties, office facilities and data processing equipment. At September 30, 2004, future minimum payments under non-cancelable leases by fiscal year are as follows:

(In thousands)	Operating Leases	Capital Leases
2005	$93,461	575
2006	80,255	584
2007	62,714	394
2008	46,207	199
2009	27,822	80
2010 and later	66,523	—

Total minimum lease payments	$376,982	1,832

Total rental expense for operating leases amounted to $119.0 million in 2004, $102.0 million in 2003 and $92.3 million in 2002. Certain leases require the company to pay real estate taxes, insurance, maintenance and special assessments.

(10) Income Taxes

The provision for income taxes consists of the following:

(In thousands)	2004	2003	2002
Current:
Federal	$59,945	71,057	67,802
Foreign	20,997	16,255	9,193
State	7,399	5,572	3,143

	88,341	92,884	80,138

Deferred:
Federal	(16,931)	(2,805)	(9,364)
Foreign	(1,052)	(264)	3,008
State	516	(568)	345

	(17,467)	(3,637)	(6,011)

	$70,874	89,247	74,127

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company and Subsidiaries

The difference between the United States statutory federal income tax rate and the effective income tax rate is summarized below:

	2004	2003	2002
U.S. statutory income tax rate	35.0%	35.0%	35.0%
Effect of foreign income tax rates	(3.8)	(.3)	(1.0)
State income taxes, net of federal tax benefit	2.4	1.3	1.1
Tax exempt interest income	(.4)	(.3)	(.3)
Other, net	.1	(.2)	.2

Effective income tax rate	33.3%	35.5%	35.0%

In September, 2004, the company completed the liquidation of two foreign legal entities related to the Indola business sold in June, 2004 and, as a result, recognized a tax benefit of $4.4 million. This tax benefit, which is included in the above table under “effect of foreign income tax rates,” reduced the company’s effective income tax rate by 2.1% in 2004.

Significant components of the company’s deferred tax assets and liabilities at September 30, 2004 and 2003 are as follows:

(In thousands)	2004	2003
Deferred tax assets attributable to:
Non-cash charge related to conversion to one class of common stock	$22,372	—
Foreign loss carryforwards	15,313	8,374
Accrued expenses	15,135	17,987
Long-term liabilities	11,368	10,962
Inventory adjustments	6,850	5,035
Other	1,596	2,561
Valuation allowance	(15,313)	(8,374)

Total deferred tax assets	57,321	36,545

Deferred tax liabilities attributable to:
Depreciation and amortization	58,473	53,176
State income taxes	622	106

Total deferred tax liabilities	59,095	53,282

Net deferred tax liabilities	$1,774	16,737

Other current assets at September 30, 2004 and 2003 include $22.0 million and $23.0 million, respectively, of net deferred tax assets. Management believes that it is more likely than not, that results of future operations will generate sufficient taxable income to realize the deferred tax assets, net of the valuation allowance.

The non-cash charge related to the conversion to one class of common stock resulted in the recognition of a deferred tax asset of $30.0 million. During fiscal year 2004, this deferred tax asset was reduced by $7.6 million of current tax benefits recognized upon the exercise of stock options subsequent to the conversion, resulting in a deferred tax asset of $22.4 million at September 30, 2004. The tax benefit realized upon the exercise of stock options is recorded in additional paid-in capital and totaled $21.3 million, $8.3 million and $11.3 million in fiscal years 2004, 2003 and 2002, respectively.

Domestic earnings before provision for income taxes were $144.3 million, $203.5 million and $171.1 million in fiscal years 2004, 2003 and 2002, respectively. Foreign operations had earnings before provision for income taxes of $68.3 million, $47.9 million and $40.7 million in fiscal years 2004, 2003 and 2002, respectively.

Undistributed earnings of the company’s foreign operations amounting to $236.9 million at September 30, 2004 are intended to remain permanently invested to finance future growth and expansion. Accordingly, no U.S. income taxes have been provided on those earnings at September 30, 2004.

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company and Subsidiaries

(11) Quarterly Financial Data

Unaudited quarterly consolidated statement of earnings information for the fiscal years ended September 30, 2004 and 2003 is summarized below (in thousands, except per share amounts):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2004:
Net sales	$764,751	819,321	823,224	850,700
Gross profit	$382,033	417,511	418,957	428,973
Net earnings	$1,741	40,585	51,464	47,980
Net earnings per share:
Basic	$.02	.45	.57	.53
Diluted	$.02	.44	.56	.52

2003:
Net sales	$696,776	706,956	736,057	751,628
Gross profit	$344,488	357,888	364,168	375,623
Net earnings	$36,016	37,855	42,564	45,718
Net earnings per share:
Basic	$.41	.43	.49	.52
Diluted	$.40	.42	.47	.51

Fiscal 2004 net earnings and basic and diluted net earnings per share include the following non-core items:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Non-cash charge related to conversion to one class of common stock (note 2):
Net earnings	$(41,060)	(5,265)	(5,050)	(4,266)
Net earnings per share:
Basic	$(.46)	(.06)	(.05)	(.05)
Diluted	$(.45)	(.06)	(.05)	(.05)

Gain on the sale of business (note 8):
Net earnings	$—	—	5,745	—
Net earnings per share:
Basic	$—	—	.06	—
Diluted	$—	—	.06	—

Charge related to the redemption of senior notes (note 4):
Net earnings	$—	—	—	(8,183)
Net earnings per share:
Basic	$—	—	—	(.09)
Diluted	$—	—	—	(.09)

Tax benefit from liquidation of certain Indola foreign legal entities (note 8):
Net earnings	$—	—	—	4,402
Net earnings per share:
Basic	$—	—	—	.05
Diluted	$—	—	—	.05

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Alberto-Culver Company:

We have audited the accompanying consolidated balance sheets of Alberto-Culver Company and Subsidiaries as of September 30, 2004 and 2003 and the related consolidated statements of earnings, cash flows and stockholders’ equity for each of the years in the three-year period ended September 30, 2004. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alberto-Culver Company and Subsidiaries as of September 30, 2004 and 2003 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

KPMG LLP

Chicago, Illinois

November 30, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Alberto-Culver Company and Subsidiaries

Description of Business

Alberto-Culver Company and its consolidated subsidiaries (company) operate two businesses: Global Consumer Products and Beauty Supply Distribution. The Global Consumer Products business consists of two divisions: (1) Alberto-Culver Consumer Products Worldwide, which develops, manufactures, distributes and markets branded beauty care products as well as branded food and household products in the United States and more than 120 other countries, and (2) Cederroth International, which manufactures, markets and distributes beauty and health care products throughout Scandinavia and in Europe. For reporting purposes, these two divisions are included in the Global Consumer Products segment. The company’s Beauty Supply Distribution business includes two segments: (1) Sally Beauty Supply, a domestic and international chain of cash-and-carry outlets offering professional beauty supplies to both salon professionals and retail consumers, and (2) Beauty Systems Group (BSG), a full-service beauty supply distributor offering professional brands directly to salons through its own sales force and professional-only stores in exclusive geographical territories in North America.

Overview

The company had four non-core items impacting its financial results in fiscal year 2004: a non-cash charge related to the company’s conversion to one class of common stock; a gain from the sale of its Indola European professional hair care business; a tax benefit from the liquidation of certain Indola foreign legal entities and a charge related to the early redemption of its $200 million of 8.25% senior notes. “Net earnings excluding non-core items,” “basic net earnings per share excluding non-core items” and “diluted net earnings per share excluding non-core items” are used in the “Results of Operations” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A). These measures are “non-GAAP financial measures” as defined by Regulation G of the Securities and Exchange Commission. Management uses these non-GAAP financial measures to evaluate the performance of the company and believes the presentation of these amounts provides the reader with information necessary to analyze the company’s normal operations for the periods presented. Reconciliations of these measures to their most directly comparable financial measures under generally accepted accounting principles (GAAP) in the United States are provided in the “Reconciliation of Non-GAAP Financial Measures” section of MD&A.

On October 22, 2003, the Board of Directors approved the conversion of all of the issued shares of Class A common stock into Class B common stock on a one share-for-one share basis in accordance with the terms of the company’s certificate of incorporation. The conversion became effective after the close of business on November 5, 2003. The single class of common stock continues to trade on the New York Stock Exchange under the symbol “ACV.” Following the conversion, all outstanding options to purchase shares of Class A common stock became options to purchase an equal number of shares of Class B common stock.

The company accounts for stock compensation expense in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.” Under these rules, the conversion to one class of common stock requires the company to recognize a non-cash charge from the remeasurement of the intrinsic value of all Class A stock options outstanding on the conversion date. A portion of this non-cash charge was recognized on the conversion date for vested stock options and the remaining non-cash charges related to unvested stock options and restricted shares will be recognized over the remaining vesting periods. As a result, the company will record a non-cash charge against pre-tax earnings of approximately $104.0 million ($67.6 million after taxes), of which $85.6 million ($55.6 million after taxes) or 62 cents and 61 cents per basic and diluted net earnings per share, respectively, was recognized in fiscal year 2004, and $18.4 million ($12.0 million after taxes) will be recognized over the following three fiscal years in diminishing amounts. The non-cash charges reduce operating earnings, provision for income taxes, net earnings and basic and diluted net earnings per share. The balance sheet effect of the options remeasurement increased total stockholders’ equity by $30.0 million in fiscal year 2004 and resulted in the recognition of a deferred tax asset of the same amount. Thereafter, the remaining non-cash charges will increase total stockholders’ equity and result in the recognition of additional deferred tax assets of $6.4 million over the following three fiscal years in diminishing amounts.

In June, 2004, the company sold its Indola European professional hair care business. As a result of the sale, the company recorded a $10.1 million gain ($5.7 million after taxes) or 6 cents per basic and diluted net earnings per share in fiscal 2004. In September, 2004, the company completed the liquidation of two foreign legal entities related to the divested Indola business and, as a result, recognized a tax benefit of $4.4 million or 5 cents per basic and diluted net earnings per share in fiscal year 2004.

In September, 2004, the company redeemed its $200 million of 8.25% senior notes due November 1, 2005 under the redemption provisions of the notes. In connection with the buyback, the company recorded a pre-tax charge in fiscal year 2004 of $12.6 million ($8.2 million after taxes) or 9 cents per basic and diluted net earnings per share consisting primarily of a make-whole premium. As part of the redemption, the company also paid $6.1 million of interest accrued through the redemption date that was originally scheduled to be paid in fiscal year 2005.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Alberto-Culver Company and Subsidiaries

On January 21, 2004, the Board of Directors approved a 3-for-2 stock split in the form of a 50% stock dividend. The additional shares were distributed February 20, 2004 to shareholders of record at the close of business on February 2, 2004. The stock dividend was distributed on outstanding shares and not on shares held in the treasury. All share and per share information in this report, except for treasury shares, has been restated to reflect the 50% stock dividend.

On January 22, 2004, shareholders approved amendments to the company’s certificate of incorporation that eliminated Class A common stock from the authorized capital of the company’s charter and redesignated the Class B common stock as common stock. As a result of these amendments, the company has 300,000,000 shares of authorized common stock. The newly designated common stock continues to trade on the New York Stock Exchange under the symbol “ACV.”

Results of Operations

Fiscal year 2004 marked the company’s thirteenth consecutive year of record sales and record net earnings excluding non-core items. Net sales for the year ended September 30, 2004 were $3.26 billion, an increase of 12.7% over the prior year. Fiscal year 2003 net sales of $2.89 billion increased 9.1% from $2.65 billion in 2002. Foreign exchange rates increased fiscal year 2004 and 2003 sales by 2.5% and 2.0%, respectively. Organic sales, which exclude the effects of foreign exchange rates, acquisitions and divestitures, grew 5.0% in fiscal year 2004. See the “Reconciliation of Non-GAAP Financial Measures” section of MD&A for a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures under GAAP in the United States.

Net earnings of $141.8 million in 2004 decreased 12.6% from the prior year’s net earnings of $162.2 million. Basic net earnings per share of $1.57 in fiscal year 2004 were 28 cents or 15.1% lower than 2003. Diluted net earnings per share decreased 14.4% to $1.54 in fiscal year 2004 from $1.80 in fiscal year 2003. Non-core items reduced net earnings by $53.7 million, basic net earnings per share by 60 cents and diluted net earnings per share by 59 cents in fiscal year 2004.

Net earnings excluding non-core items were $195.4 million in 2004 or 20.5% higher than the prior year’s net earnings of $162.2 million. Basic net earnings per share excluding non-core items were $2.17 in fiscal 2004, which was 32 cents or 17.3% higher than fiscal 2003. Diluted net earnings per share excluding non-core items increased 18.3% to $2.13 from $1.80 in fiscal 2003.

Sales of Global Consumer Products in fiscal year 2004 increased 8.0% to $1.19 billion from $1.10 billion in 2003. The effect of foreign exchange rates increased sales by 4.6% compared to the prior year. The remaining 2004 sales increase was primarily due to higher sales of: TRESemmé shampoos, conditioners and styling products (2.3%), principally due to the initial launch of TRESemmé in the U.K., increased advertising and improved shelf presence at major customers; Alberto VO5 shampoos and conditioners (1.0%), mainly due to the introduction of new products; and St. Ives apricot scrubs, lotions and body washes (0.8%), primarily due to the launch of new products and increased advertising. Sales of Global Consumer Products in fiscal year 2003 increased 8.1% to $1.10 billion from $1.02 billion in 2002. The effect of foreign exchange rates increased sales by 3.9% compared to the prior year. The remaining 2003 sales increase was primarily due to higher sales of: St. Ives apricot scrubs, lotions and body washes (1.8%), mainly due to new product launches and increased advertising; TRESemmé shampoos, conditioners and styling products (1.4%), principally due to increased advertising and improved shelf presence at major customers; TCB and Motions ethnic hair care products (0.4%), principally due to distribution in new foreign markets; and Mrs. Dash salt-free seasonings (0.3%), mainly due to new product introductions.

Sales of the Beauty Supply Distribution business, composed of Sally Beauty Supply and Beauty Systems Group, were $2.10 billion in 2004, $1.82 billion in 2003 and $1.67 billion in 2002, representing increases of 15.0% in fiscal year 2004 and 9.4% in fiscal year 2003.

Sales of Sally Beauty Supply increased to $1.30 billion in fiscal year 2004 compared to $1.21 billion in 2003. The sales increase of 7.3% in 2004 was attributable to the opening of new stores including 83 net new stores during the current year (3.2%), the impact of foreign exchange rates (1.1%) and the growth of its existing business which primarily represents same store sales. Sales of Sally Beauty Supply increased to $1.21 billion in fiscal year 2003 compared to $1.13 billion in 2002. The sales increase of 6.7% in 2003 was attributable to the opening of new stores including 95 net new stores during the current year (3.0%), the impact of foreign exchange rates (0.8%) and the growth of its existing business which primarily represents same store sales. The number of Sally Beauty stores totaled 2,355 at September 30, 2004 compared to 2,272 and 2,177 at the end of fiscal years 2003 and 2002, respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Alberto-Culver Company and Subsidiaries

Sales of BSG increased to $802 million in fiscal year 2004 compared to $616 million in 2003. The sales increase of 30.1% in 2004 was attributable to acquisitions (25.6%), the opening of new stores including 26 net new stores during the current year (1.5%), the impact of foreign exchange rates (1.2%) and the growth of its existing business which primarily represents same store sales. Sales of BSG increased to $616 million in fiscal year 2003 compared to $535 million in 2002. The sales increase of 15.2% in 2003 was attributable to acquisitions (10.5%), the opening of new stores including eight net new stores during the current year (1.8%), the impact of foreign exchange rates (1.0%) and the growth of its existing business which primarily represents same store sales. The number of BSG stores was 692, including 145 franchise stores, at September 30, 2004 compared to 543 and 535 at the end of fiscal years 2003 and 2002, respectively.

Cost of products sold as a percentage of sales was 49.4% in fiscal year 2004 compared to 50.1% in 2003 and 50.7% in 2002. The lower cost of products sold percentage in fiscal year 2004 was primarily due to improved vendor pricing for Sally Beauty Supply and BSG and improvements for Global Consumer Products, principally attributable to cost savings programs including savings from such areas as vendor price reductions and manufacturing efficiencies. The lower cost of products sold percentage in fiscal year 2003 was primarily due to improvements for Global Consumer Products principally attributable to cost savings programs, such as the savings from global sourcing of materials, vendor price reductions and manufacturing efficiencies, along with increased sales of higher margin products, including St. Ives skin care products and Sally Beauty Supply’s improved vendor pricing and lower store inventory shrinkage. These improvements were partially offset by an increase in BSG’s cost of products sold percentage due to the inclusion of the operations of Armstrong-McCall for a full year in fiscal year 2004.

Advertising, marketing, selling and administrative expenses increased 13.4% in fiscal year 2004 and 8.8% in 2003. The increases in fiscal years 2004 and 2003 primarily resulted from the higher selling and administrative costs associated with the growth of the Sally Beauty Supply and BSG businesses, including the acquisition of West Coast Beauty Supply in December, 2003, and higher expenditures for advertising and marketing.

Advertising and marketing expenditures were $254.1 million, $212.4 million and $189.1 million in fiscal years 2004, 2003 and 2002, respectively. The 19.6% increase in fiscal year 2004 was mainly attributable to Alberto-Culver Consumer Products Worldwide’s increased advertising in North America (5.5%), mainly due to the launch of the Alberto VO5 Nourishing Oasis line of shampoos and conditioners, and in the U.K. (4.3%), primarily related to the launch of TRESemmé hair care products, higher retail advertising by Sally Beauty Supply (4.1%) and the effect of foreign exchange rates (3.1%). The fiscal year 2003 increase of 12.3% primarily resulted from Sally Beauty Supply’s increased retail advertising (7.4%), increased advertising in North America for St. Ives skin care products (3.3%) and the effect of foreign exchange rates (2.5%).

Interest expense, net of interest income, was $21.4 million, $22.4 million and $22.6 million in fiscal years 2004, 2003 and 2002, respectively. Interest expense was $25.7 million in fiscal years 2004 and 2003 and $26.0 million in 2002. Interest income was $4.3 million in fiscal year 2004 and $3.4 million in fiscal years 2003 and 2002. The increase in interest income in 2004 was principally due to higher investment balances in fiscal year 2004. The redemption of the $200 million, 8.25% senior notes in September, 2004 is expected to lower net interest expense in fiscal year 2005 by approximately $12.7 million.

The provision for income taxes as a percentage of earnings before income taxes was 33.3% in 2004, 35.5% in 2003 and 35.0% in 2002. The September, 2004 liquidation of two foreign legal entities related to the Indola business sold in 2004 reduced the 2004 tax rate by 2.1%. Other factors which influenced the effective tax rates for those years are described in “note 10” to the consolidated financial statements.

Financial Condition

Working capital at September 30, 2004 was $586.0 million, a decrease of $114.0 million from the prior year’s working capital of $700.0 million. The resulting current ratio was 2.10 to 1.00 at September 30, 2004 compared to 2.50 to 1.00 last year. The decrease in working capital in fiscal year 2004 was primarily due to cash outlays for the redemption of $200 million of 8.25% senior notes, the acquisitions of West Coast Beauty Supply and Pantresse, capital expenditures and cash dividends, partially offset by net working capital generated from operations and the proceeds from the sale of Indola.

Cash, cash equivalents and short-term investments decreased $168.3 million during fiscal year 2004 primarily due to the buyback of $200 million of 8.25% senior notes ($213.3 million), acquisitions ($158.5 million), capital expenditures ($74.7 million) and cash dividends ($33.5 million), partially offset by cash flows from operating activities ($259.3 million) and cash received from the sale of Indola ($33.0 million).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Alberto-Culver Company and Subsidiaries

Accounts receivable, less allowance for doubtful accounts, increased 10.6% to $250.0 million from $226.1 million last year primarily due to higher sales in the fourth quarter of fiscal year 2004, receivables related to acquired businesses and the weakening of the U.S. dollar versus certain foreign currencies, partially offset by the reduction of receivables as a result of the divestiture of Indola. The allowance for doubtful accounts decreased $6.3 million in fiscal year 2004 primarily due to the write-off of fully-reserved receivable balances in Sweden, the U.S. and Asia, lower bad debt provisions in Asia and the U.S. and lower allowances as the result of the divestiture of Indola.

Inventories increased $95.7 million to $626.8 million at September 30, 2004. Sally Beauty Supply and BSG inventories increased $75.2 million primarily due to the acquisition of West Coast Beauty Supply and inventories related to new stores. Inventories for Global Consumer Products were $21.1 million higher principally due to higher finished goods inventories mainly to support product launches and anticipated first quarter 2005 promotions, increased raw material and work-in-process inventories primarily to meet production capacity needs and the effects of foreign exchange rates, partially offset by lower inventories related to the divested Indola business.

Net property, plant and equipment increased $29.6 million to $293.9 million at September 30, 2004. The increase resulted primarily from expenditures for additional Sally Beauty Supply and BSG stores, office facilities, warehouse expansions, machinery and equipment and information systems, partially offset by depreciation during fiscal year 2004.

Goodwill increased $112.5 million during fiscal year 2004 mainly due to the acquisitions of West Coast Beauty Supply and Pantresse and the effects of foreign exchange rates.

Trade names increased $13.5 million to $98.0 million at September 30, 2004 primarily due to the acquisitions of Pantresse and a nutritional supplement product line in Norway.

Accounts payable of $259.0 million at September 30, 2004 increased $38.4 million compared to 2003 primarily due to the operations of West Coast Beauty Supply, which was acquired in December, 2003, higher inventory payables and the timing of vendor payments.

Accrued expenses increased 13.1% to $252.0 million at September 30, 2004 from $222.9 million last year. The increase was primarily attributable to the acquisition of West Coast Beauty Supply in December, 2003, higher accruals for insurance and employee benefits and the effects of foreign exchange rates.

Long-term debt decreased $199.3 million mainly due to the buyback of $200 million of 8.25% senior notes in September, 2004 under the redemption provisions of the notes.

Income taxes payable and deferred income taxes decreased $16.8 million to $44.7 million at September 30, 2004 mainly due to the deferred tax asset recognized on the non-cash charge related to the conversion to one class of common stock.

Other liabilities were $67.6 million at September 30, 2004, an increase of $10.0 million compared to last year. The increase was primarily due to deferred payments on the acquisition of West Coast Beauty Supply.

Common stock increased $6.6 million in fiscal 2004 as a result of the reclassification from retained earnings of the par value of the additional shares issued for the 3-for-2 stock split in the form of a 50% stock dividend in February, 2004.

Additional paid-in capital increased $108.9 million to $324.7 million at September 30, 2004 primarily due to $85.2 million of additional paid-in capital associated with the conversion to a single class of common stock and additional paid-in capital from the exercise of employee stock options.

Accumulated other comprehensive income (loss) – foreign currency translation decreased $22.6 million to $18.1 million from $40.7 million last year. The decrease was attributable to the weakening of the U.S. dollar versus certain foreign currencies, primarily the Swedish krona, Euro, British pound, Canadian dollar and Australian dollar and the write-off of the cumulative foreign currency translation loss as the result of the liquidation of two foreign legal entities related to the Indola business sold in fiscal year 2004.

Liquidity and Capital Resources

The company’s primary sources of cash over the past three years have been from funds provided by operating activities which provided cash of $259.3 million, $218.6 million and $231.7 million in fiscal years 2004, 2003 and 2002, respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Alberto-Culver Company and Subsidiaries

The company has obtained long-term financing as needed to fund acquisitions and other growth opportunities. Funds also may be obtained prior to their actual need in order to take advantage of opportunities in the debt markets. In August, 2004, the company amended its existing $300 million revolving credit facility and extended it for five years until August 31, 2009. The facility, which had no borrowings outstanding at September 30, 2004 or 2003, may be drawn in U.S. dollars or certain foreign currencies. Under debt covenants, the company has sufficient flexibility to incur additional borrowings as needed.

In September, 2004, the company redeemed its $200 million of 8.25% senior notes due November 1, 2005 under the redemption provisions of the notes. In connection with the buyback, the company recorded a charge in fiscal year 2004 of $12.6 million ($8.2 million after taxes). As a result of the redemption, the company expects that net interest expense in fiscal year 2005 will be reduced by approximately $12.7 million.

The primary uses of cash during the three-year period ended September 30, 2004 were $270.2 million for acquisitions, $213.3 million for the redemption of the $200 million of 8.25% senior notes including the make-whole premium, $191.5 million for capital expenditures and $77.6 million for cash dividends.

Compared to 2002, cash dividends per share increased 72.1% over the three-year period ended September 30, 2004. Cash dividends paid on common stock were $.37 per share in 2004, $.27 per share in 2003 and $.235 per share in 2002.

The company anticipates that cash flows from operations and available credit will be sufficient to fund operating requirements in future years. During fiscal year 2005, the company expects that cash will continue to be used for acquisitions, capital expenditures, new product development, market expansion and dividend payments. The company may also purchase shares of its common stock depending on market conditions. During fiscal years 2003 and 2002, the company purchased $7.8 million and $7.3 million, respectively, of its common stock under programs authorized by its Board of Directors. No shares of common stock have been purchased since March, 2003. At September 30, 2004, a total of 2,052,450 shares remain available for purchase under a stock buyback program authorized by the Board of Directors in October, 2003. During fiscal years 2004, 2003 and 2002 the company also acquired $40.1 million, $2.9 million and $28.3 million, respectively, of common shares surrendered by employees in connection with the exercises of stock options and the payment of withholding taxes as provided under the terms of certain incentive plans. Shares acquired under these plans are not subject to the company’s stock repurchase program.

The company’s primary contractual cash obligations are long-term debt and operating leases. A major portion of the operating leases are for Sally Beauty Supply and BSG stores, which typically are located in strip shopping centers. The operating leases allow the company to expand its business to new locations without making significant up-front cash outlays for land and buildings.

The following table is a summary of contractual cash obligations and commitments outstanding by future payment dates as of September 30, 2004:

	Payments Due by Fiscal Year
(In thousands)	2005	2006	2007	2008	2009 and Later	Total
Long-term debt, including current maturities (1)	$545	547	399	211	120,089	121,791
Operating leases (2)	93,461	80,255	62,714	46,207	94,345	376,982
Purchase obligations (3)	40,423	14,868	14,868	14,868	58,234	143,261
Other long-term obligations (4)	9,902	9,058	7,627	2,295	20,681	49,563

Total	$144,331	104,728	85,608	63,581	293,349	691,597

(1)	The company’s $120.0 million of 6.375% debentures are due in June, 2028, but are subject to repayment, at the option of the holders, in June, 2008.
(2)	In accordance with GAAP in the United States, these obligations are not reflected in the accompanying consolidated balance sheets.
(3)	Purchase obligations include capital expenditures and other legally binding agreements entered into by the company to purchase goods or services that specify fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.
(4)	Other long-term obligations represent commitments under various acquisition-related agreements including non-compete, consulting and severance agreements and executive deferred compensation agreements. These obligations are included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Alberto-Culver Company and Subsidiaries

At September 30, 2004 and 2003, the company had no off-balance sheet financing arrangements other than operating leases incurred in the ordinary course of business as disclosed in “note 9.”

At September 30, 2004, the company had $23.9 million in outstanding standby letters of credit related to various insurance programs. The company does not have other unconditional purchase obligations or significant other commercial commitments.

The company is in compliance with all covenants and other requirements of its revolving credit agreement and 6.375% debentures. Additionally, the revolving credit agreement and the indenture for the 6.375% debentures do not include credit rating triggers or subjective clauses that would accelerate maturity dates.

Inflation

The company was not significantly affected by inflation during the past three years. Management continuously attempts to resist cost increases and counteract the effects of inflation through productivity improvements, cost reduction programs, price increases and the introduction of higher margin products within the constraints of the highly competitive markets in which the company operates.

Market Risk

As a multinational corporation that manufactures and markets products in countries throughout the world, the company is subject to certain market risks including foreign currency fluctuations, interest rates and government actions. The company considers a variety of practices to manage these market risks, including, when deemed appropriate, the occasional use of derivative financial instruments. The company uses derivative financial instruments only for risk management and does not use them for trading or speculative purposes. As of September 30, 2004, the company had no material derivative financial instruments outstanding.

The company is exposed to potential gains or losses from foreign currency fluctuations affecting net investments and earnings denominated in foreign currencies. The company’s primary exposures are to changes in exchange rates for the U.S. dollar versus the Swedish krona, British pound sterling, Canadian dollar, Euro, Australian dollar, Argentine peso and Mexican peso.

The company’s various currency exposures often offset each other providing a natural hedge against currency risk. Periodically, specific foreign currency transactions (e.g., inventory purchases, intercompany transactions, etc.) are hedged with forward contracts to reduce the foreign currency risk. Gains and losses on these foreign currency hedges are included in the basis of the underlying hedged transactions. As of September 30, 2004, the company had no material outstanding foreign currency contracts.

The company considers combinations of fixed rate and variable rate debt, along with varying maturities, in its management of interest rate risk. At September 30, 2004, the company had no variable rate long-term debt outstanding.

The company has periodically used interest rate swaps to manage interest rate risk on debt securities. These instruments allow the company to exchange variable rate debt into fixed rate or fixed rate debt into variable rate. Interest rate differentials paid or received on these arrangements are recognized as adjustments to interest expense over the life of the agreement. At September 30, 2004, the company had no interest rate swaps outstanding.

The company’s quantitative information on market risk as of September 30, 2004 is as follows (in thousands):

Expected Maturities	Long-Term Fixed Rate Debt*
2005	$545
2006	547
2007	399
2008	211
Thereafter	120,089

Total	$121,791

Fair value	$128,005

*	The company’s $120.0 million of 6.375% debentures are due in June, 2028, but are subject to repayment, at the option of the holders, in June, 2008. The average interest rate for the total debt of $121.8 million is 6.43%. The company had no short-term borrowings outstanding at September 30, 2004.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Alberto-Culver Company and Subsidiaries

The company is exposed to credit risk on certain assets, primarily cash equivalents, short-term investments and accounts receivable. The credit risk associated with cash equivalents and short-term investments is mitigated by the company’s policy of investing in a diversified portfolio of securities with high credit ratings.

The company provides credit to customers in the ordinary course of business and performs ongoing credit evaluations. The company’s exposure to concentrations of credit risk with respect to trade receivables is mitigated by the company’s broad customer base. Although Wal-Mart is a significant customer of the company’s Global Consumer Products segment, sales to Wal-Mart were less than 10% of the company’s consolidated net sales in fiscal year 2004. The company believes its allowance for doubtful accounts is sufficient to cover customer credit risks.

New Accounting Standard

In January, 2003, the FASB’s Emerging Issues Task Force (EITF) finalized Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,” which addresses the accounting by a customer for consideration given by a vendor. EITF Issue No. 02-16 standardizes the accounting treatment for these types of arrangements by requiring that consideration received from a vendor be reflected as a reduction in the purchase price of the item, except for reimbursement of specific, incremental expenses incurred by the customer to sell a vendor’s products, which should be reflected as a reduction in the applicable expense item (“Issue 1”). EITF Issue No. 02-16 also requires that rebates or refunds from vendors that are earned based upon a specified level of purchases, or continued purchases over a specified period of time, should be accrued if it is probable they will be earned and can be estimated (“Issue 2”). As required by EITF Issue No. 02-16, the company implemented Issue 1 in the second quarter of fiscal year 2003 and Issue 2 for arrangements entered into or modified after November 21, 2002. The adoption of EITF No. 02-16 did not have a material effect on the company’s consolidated financial statements.

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

Sales Incentives – Sales incentives primarily include consumer coupons and trade promotion activities such as advertising allowances, off-shelf displays, customer specific coupons, new item distribution allowances, listing fees and temporary price reductions. The company records accruals for sales incentives based on estimates of the ultimate cost of each program. The company tracks its commitments for sales incentive programs and, using historical experience, records an accrual at the end of each period for the estimated incurred, but unpaid costs of these programs. Actual costs differing from estimated costs could significantly affect these estimates and the related accruals.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Alberto-Culver Company and Subsidiaries

Reconciliation of Non-GAAP Financial Measures

Reconciliations of “net earnings excluding non-core items,” “basic net earnings per share excluding non-core items” and “diluted net earnings per share excluding non-core items” to their most directly comparable financial measures under GAAP in the United States for fiscal years ended September 30, 2004, 2003 and 2002 are as follows:

(In thousands, except per share data)	2004	2003	2002
Net earnings, as reported	$141,770	162,153	137,665
Non-cash charge related to conversion to one class of common stock, net of income taxes	55,641	—	—
Gain on the sale of Indola, net of income taxes	(5,745)	—	—
Charge related to redemption of senior notes, net of income taxes	8,183	—	—
Tax benefit from liquidation of certain Indola foreign legal entities	(4,402)	—	—

Net earnings excluding non-core items	$195,447	162,153	137,665

Basic net earnings per share, as reported	$1.57	1.85	1.60
Non-cash charge related to conversion to one class of common stock, net of income taxes	.62	—	—
Gain on the sale of Indola, net of income taxes	(.06)	—	—
Charge related to redemption of senior notes, net of income taxes	.09	—	—
Tax benefit from liquidation of certain Indola foreign legal entities	(.05)	—	—

Basic net earnings per share excluding non-core items	$2.17	1.85	1.60

Diluted net earnings per share, as reported	$1.54	1.80	1.55
Non-cash charge related to conversion to one class of common stock, net of income taxes	.61	—	—
Gain on the sale of Indola, net of income taxes	(.06)	—	—
Charge related to redemption of senior notes, net of income taxes	.09	—	—
Tax benefit from liquidation of certain Indola foreign legal entities	(.05)	—	—

Diluted net earnings per share excluding non-core items	$2.13	1.80	1.55

A reconciliation of “organic sales growth” to its most directly comparable financial measure under GAAP in the United States for fiscal year ended September 30, 2004 is as follows:

Net sales growth, as reported	12.7%
Impact of foreign exchange rates	(2.5)
Impact of acquisitions	(5.7)
Impact of divestiture	0.5

Organic sales growth	5.0%

Management uses these non-GAAP financial measures to evaluate the performance of the company and believes the presentation of these amounts provides the reader with information necessary to analyze the company’s normal operations for the periods presented.

Market Price of Common Stock and Cash Dividends Per Share

Alberto-Culver Company and Subsidiaries

The high and low sales prices of the company’s common stock on the New York Stock Exchange and cash dividends per share in each quarter of fiscal years 2004 and 2003 are as follows (as adjusted for the 50% stock dividend in February, 2004):

	Market Price Range				Cash Dividends Per Share
	2004		2003
	High	Low	High	Low	2004	2003
Common Stock (NYSE Symbol ACV):
First Quarter	$42.93	39.23	35.37	32.01	$.07	.06
Second Quarter	$46.95	39.51	35.42	31.39	.10	.07
Third Quarter	$50.28	43.81	34.63	31.62	.10	.07
Fourth Quarter	$52.30	41.66	39.51	33.73	.10	.07

					$.37	.27

Stockholders of record, which excludes a large number of stockholders with shares held in “street name,” totaled 1,428 as of November 12, 2004.

The following trademarks and servicemarks owned by Alberto-Culver Company and its subsidiaries appear in this report: Alberto VO5, Andrew Collinge, Armstrong-McCall, Beauty Systems Group, Beyond the Zone, BSG, Cederroth International, CPR, Critical Protection & Repair, Grilling Blends, Indola, Ion, Just For Me, Motions, Mrs. Dash, Nourishing Oasis, Pro-Line, Sally, Sally Beauty, Sally Beauty Supply, Salvequick, Samarin, Silk Elements, Soft & Beautiful, St. Ives, St. Ives Swiss Formula, Static Guard, TCB, TRESemmé, TRES Two, Victory, West Coast Beauty Supply, Whipped Silk, Veritas and VO5.

The following are trademarks and servicemarks of other companies which appear in this report: Allure (Advance Magazine Publishers Inc.), Body Shop (The Body Shop International, Plc), Chanel (Chanel, Inc.), Claire’s (Claire’s Boutiques, Inc.), Clairol (The Procter & Gamble Company), Cosmopolitan (Hearst Communications, Inc.), Coty (Coty US, LLC), Farouk (Farouk Systems, Inc.), Glamour (Advance Magazine Publishers, Inc.), Graham Webb (Graham Webb International, L.P.), L’Oreal (L’Oreal S.A.), Mary Kay (Mary Kay, Inc.), Matrix (L’Oreal USA Creative, Inc.), Paul Mitchell (John Paul Mitchell Systems), Redken (L’Oreal USA Creative, Inc.), Revlon (Revlon Consumer Products Corporation), Rusk (Conair Corporation), Sebastian (Sebastian International, Inc.), Self (Advance Magazine Publishers, Inc.), Shiseido (Shiseido Company Ltd.), TIGI (Toni & Guy (USA) Limited), Wal-Mart (Wal-Mart Stores, Inc.) and Wella (The Wella Corporation).