Form 10-K, Exhibit 13
period 2005-09-30
ALBERTO CULVER CO
filed 2005-12-09
CIK 3327

EXHIBIT 13

PORTIONS OF ANNUAL REPORT TO STOCKHOLDERS FOR THE YEAR ENDED SEPTEMBER 30, 2005

Consolidated Statements of Earnings

Alberto-Culver Company & Subsidiaries

	Year ended September 30,
(In thousands, except per share data)	2005	2004	2003
Net sales	$3,531,231	3,257,996	2,891,417
Cost of products sold	1,757,734	1,610,522	1,449,250

Gross profit	1,773,497	1,647,474	1,442,167
Advertising, marketing, selling and administrative expenses	1,426,788	1,325,360	1,168,376
Non-cash charge related to conversion to one class of common stock (note 2)	14,507	85,602	—
Gain on sale of business (note 8)	—	(10,147)	—

Operating earnings	332,202	246,659	273,791
Interest expense, net of interest income of $2,869 in 2005, $4,318 in 2004 and $3,352 in 2003	7,739	21,426	22,391
Charge related to redemption of senior notes (note 4)	—	12,589	—

Earnings before provision for income taxes	324,463	212,644	251,400
Provision for income taxes	113,562	70,874	89,247

Net earnings	$210,901	141,770	162,153

Net earnings per share:
Basic	$2.31	1.57	1.85
Diluted	$2.27	1.54	1.80

Weighted average shares outstanding:
Basic	91,451	90,026	87,527
Diluted	92,838	91,832	89,957

Cash dividends per share	$.445	.37	.27

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

Alberto-Culver Company & Subsidiaries

	September 30,
(In thousands, except share data)	2005	2004
Assets
Current assets:
Cash and cash equivalents	$103,691	99,035
Short-term investments	64,800	102,854
Receivables, less allowance for doubtful accounts of $6,139 at September 30, 2005 and $12,860 at September 30, 2004	285,940	250,008
Inventories:
Raw materials	46,495	47,615
Work-in-process	6,795	6,970
Finished goods	636,402	572,249

Total inventories	689,692	626,834
Other current assets	45,501	39,702

Total current assets	1,189,624	1,118,433
Property, plant and equipment:
Land	19,836	16,474
Buildings and leasehold improvements	237,366	212,238
Machinery and equipment	452,775	403,079

Total property, plant and equipment	709,977	631,791
Accumulated depreciation	374,577	337,890

Property, plant and equipment, net	335,400	293,901
Goodwill	551,157	467,809
Trade names	136,369	97,983
Other assets	89,573	80,654

Total assets	$2,302,123	2,058,780

Liabilities and Stockholders’ Equity
Current liabilities:
Current maturities of long-term debt	$809	545
Accounts payable	261,327	258,983
Accrued expenses	252,523	251,992
Income taxes	21,271	20,914

Total current liabilities	535,930	532,434
Long-term debt	124,084	121,246
Deferred income taxes	33,105	23,759
Other liabilities	77,382	67,635
Stockholders’ equity:
Common stock, par value $.22 per share, authorized 300,000,000 shares; issued 98,470,287 at September 30, 2005 and 2004	21,663	21,663
Additional paid-in capital	346,827	324,674
Retained earnings	1,307,282	1,137,161
Unearned compensation	(3,427)	(3,835)
Accumulated other comprehensive loss – foreign currency translation	(15,099)	(18,136)

	1,657,246	1,461,527
Less treasury stock, at cost (6,479,162 shares at September 30, 2005 and 7,706,052 shares at September 30, 2004)	(125,624)	(147,821)

Total stockholders’ equity	1,531,622	1,313,706

Total liabilities and stockholders’ equity	$2,302,123	2,058,780

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Alberto-Culver Company & Subsidiaries

	Year ended September 30,
(In thousands)	2005	2004	2003
Cash Flows from Operating Activities:
Net earnings	$210,901	141,770	162,153
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	53,984	47,583	45,791
Amortization of other assets and unearned compensation	6,542	3,559	3,036
Non-cash charge related to conversion to one class of common stock, net of deferred tax benefit of $5,078 in 2005 and $29,961 in 2004 (note 2)	9,429	55,641	—
Gain on sale of business, net of taxes (note 8)	—	(5,745)	—
Charge related to redemption of senior notes, net of taxes (note 4)	—	8,183	—
Deferred income taxes	12,128	12,494	(3,637)
Cash effects of changes in (excluding acquisitions and divestitures):
Receivables, net	(29,627)	(19,798)	(6,236)
Inventories	(36,874)	(56,417)	3,459
Other current assets	(2,227)	(2,372)	2,852
Accounts payable and accrued expenses	(16,208)	48,657	(715)
Income taxes	3,921	19,950	14,447
Other assets	(7,355)	(3,714)	(1,242)
Other liabilities	4,827	(289)	4,869

Net cash provided by operating activities	209,441	249,502	224,777

Cash Flows from Investing Activities:
Proceeds from sales (payments for purchases) of short-term investments, net of purchases of $264,956 in 2005 and $1,001,715 in 2004, net of sales of $683,204 in 2003	38,054	140,271	(107,325)
Capital expenditures	(91,019)	(74,731)	(61,351)
Payments for purchased businesses, net of acquired companies’ cash	(157,159)	(158,474)	(1,574)
Proceeds from sale of business (note 8)	—	33,037	—
Proceeds from disposals of assets	9,568	5,654	1,632

Net cash used by investing activities	(200,556)	(54,243)	(168,618)

Cash Flows from Financing Activities:
Short-term borrowings	—	—	(2,710)
Proceeds from issuance of long-term debt	40,469	411	762
Repayments of long-term debt	(40,670)	(291)	(1,260)
Redemption of senior notes (note 4)	—	(213,281)	—
Change in book cash overdraft	14,262	9,846	(6,214)
Proceeds from exercises of stock options	26,322	25,491	20,792
Cash dividends paid	(40,780)	(33,490)	(23,746)
Stock purchased for treasury	(2,010)	(13,872)	(9,003)

Net cash used by financing activities	(2,407)	(225,186)	(21,379)

Effect of foreign exchange rate changes on cash and cash equivalents	(1,822)	1,939	10,558

Net increase (decrease) in cash and cash equivalents	4,656	(27,988)	45,338
Cash and cash equivalents at beginning of year	99,035	127,023	81,685

Cash and cash equivalents at end of year	$103,691	99,035	127,023

Supplemental Cash Flow Information:
Cash paid for:
Interest	$9,928	32,062	24,981
Income taxes	$103,342	70,485	82,425

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Stockholders’ Equity

Alberto-Culver Company & Subsidiaries

	Number of Shares		Dollars
(In thousands)	Common Stock Issued	Treasury Stock	Common Stock Issued	Additional Paid-in Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders’ Equity
Balance at September 30, 2002	97,810	(10,145)	$15,031	$205,470	$897,106	$(5,849)	$(77,603)	$(171,696)	$862,459

Comprehensive income:
Net earnings					162,153				162,153
Foreign currency translation							36,908		36,908

Total					162,153		36,908		199,061
Cash dividends					(23,746)				(23,746)
Stock options exercised		973		8,337				20,788	29,125
Stock issued pursuant to employee incentive plans, net		45		1,363				883	2,246
Stock issued for acquisition		12		259				282	541
Restricted stock issued, net		(7)		348		(84)		(264)	—
Restricted stock amortization						1,446			1,446
Stock purchased for treasury		(228)						(9,003)	(9,003)

Balance at September 30, 2003	97,810	(9,350)	15,031	215,777	1,035,513	(4,487)	(40,695)	(159,010)	1,062,129

Comprehensive income:
Net earnings					141,770				141,770
Foreign currency translation							18,314		18,314

Total					141,770		18,314		160,084
Stock dividend	660		6,632		(6,632)				—
Cash dividends					(33,490)				(33,490)
Stock options exercised		2,278		22,076				24,679	46,755
Stock issued pursuant to employee incentive plans, net		23		841				533	1,374
Restricted stock issued, net		(11)		573		(361)		(212)	—
Restricted stock amortization						1,374			1,374
Directors’ deferred compensation		5		192		(361)		61	(108)
Conversion to one class of common stock				85,215					85,215
Liquidation of certain foreign legal entities							4,245		4,245
Stock purchased for treasury		(651)						(13,872)	(13,872)

Balance at September 30, 2004	98,470	(7,706)	21,663	324,674	1,137,161	(3,835)	(18,136)	(147,821)	1,313,706

Comprehensive income:
Net earnings					210,901				210,901
Foreign currency translation							3,037		3,037

Total					210,901		3,037		213,938
Cash dividends					(40,780)				(40,780)
Stock options exercised		1,233		6,260				23,449	29,709
Stock issued pursuant to employee incentive plans, net		27		681				531	1,212
Restricted stock issued, net		12		705		(932)		227	—
Restricted stock amortization						1,414			1,414
Directors’ deferred compensation						(74)			(74)
Conversion to one class of common stock				14,507					14,507
Stock purchased for treasury		(45)						(2,010)	(2,010)

Balance at September 30, 2005	98,470	(6,479)	$21,663	$346,827	$1,307,282	$(3,427)	$(15,099)	$(125,624)	$1,531,622

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

Alberto-Culver Company & Subsidiaries

(1) Description of Business and Summary of Significant Accounting Policies

Description of Business

Alberto-Culver Company and its subsidiaries (the company) operate two businesses: Global Consumer Products and Beauty Supply Distribution. The Global Consumer Products business consists of two divisions: (1) Alberto-Culver Consumer Products Worldwide, which develops, manufactures, distributes and markets branded beauty care products as well as branded food and household products in the United States and more than 100 other countries, and (2) Cederroth International, which manufactures, markets and distributes beauty and health care products throughout Scandinavia and in Europe. For reporting purposes, these two divisions are included in the Global Consumer Products segment. The company’s Beauty Supply Distribution business includes two segments: (1) Sally Beauty Supply, a domestic and international chain of cash-and-carry stores offering professional beauty supplies to both salon professionals and retail consumers, and (2) Beauty Systems Group, a full-service beauty supply distributor offering professional brands directly to salons through its own sales force and professional-only stores in exclusive geographical territories in North America.

Principles of Consolidation and Use of Estimates

The consolidated financial statements include the accounts of Alberto-Culver Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain amounts for prior periods have been reclassified to conform to the current year’s presentation.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Actual results may differ from those estimates. Management believes these estimates and assumptions are reasonable.

Financial Instruments

All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. These investments are stated at cost which approximates market value.

The company regularly invests in auction rate securities (ARS) which typically are bonds with 20 to 30 year maturities that have interest rates which reset at short intervals through an auction process. Prior to March 31, 2005, the company had consistently classified these investments as cash equivalents. As a result of interpretations on the balance sheet classification of ARS that were released during the second quarter of fiscal year 2005, the company has changed its previous practice and has classified $64.8 million and $102.9 million of ARS as available for sale short-term investments at September 30, 2005 and 2004, respectively. In addition, “Proceeds from sales (payments for purchases) of short-term investments” is included in the consolidated statements of cash flows to reflect the purchase and sale of ARS during the periods presented.

The carrying amounts of short-term investments, accounts receivable, accounts payable and short-term borrowings approximate fair value due to the short maturities of these financial instruments.

The fair value of long-term debt, including current maturities, was approximately $125.4 million at September 30, 2005. Fair value estimates are calculated using the present value of the projected debt cash flows based on the current market interest rates of comparable debt instruments.

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded for the value of sales to customers and do not bear interest. The receivables are stated net of the allowance for doubtful accounts and other allowances such as estimated cash discounts. In the consolidated statements of earnings, bad debt expense is included in the category of advertising, marketing, selling and administrative expenses and changes in other allowances are included as components of net sales. Trade accounts receivable were $257.1 million and $230.6 million at September 30, 2005 and 2004, respectively.

The determination of the allowance for doubtful accounts requires management to estimate future collections of trade accounts receivable. Management records the allowance for doubtful accounts based on historical collection statistics and current customer credit information.

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

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company & Subsidiaries

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

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation is recorded primarily on the straight-line method over the estimated useful lives of the respective classes of assets. Buildings and building improvements are depreciated over periods of 20 to 40 years. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the assets or the lives of the related leases. The depreciation of machinery and equipment is over periods of two to fifteen years. Expenditures for maintenance and repairs are expensed as incurred.

In February, 2005, the Securities and Exchange Commission (SEC) issued a letter expressing its interpretations of certain lease accounting issues relating to the amortization of leasehold improvements, the recognition of rent expense when leases have rent holidays and allowances received by tenants for leasehold improvements. As a result of a review of its historical lease accounting practices, the company found some deviations to these interpretations and recorded a pre-tax, non-cash charge in the second quarter of fiscal year 2005 of $2.45 million ($1.6 million after taxes) which reduced basic and diluted net earnings per share by two cents. In addition, net leasehold improvements were increased by $2.0 million and other liabilities were increased by $4.5 million.

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

The changes in the carrying amounts of goodwill by operating segment for the fiscal years ended September 30, 2005 and 2004 are as follows:

(In thousands)	Global Consumer Products	Sally Beauty Supply	Beauty Systems Group	Total
Balance at September 30, 2003	$142,440	9,150	203,695	355,285

Additions, net of purchase price adjustments	19,070	100	89,914	109,084
Foreign currency translation	1,492	25	1,923	3,440

Balance at September 30, 2004	163,002	9,275	295,532	467,809

Additions, net of purchase price adjustments	36,386	839	45,318	82,543
Foreign currency translation	(1,781)	(25)	2,611	805

Balance at September 30, 2005	$197,607	10,089	343,461	551,157

The $19.1 million increase in Global Consumer Products’ goodwill in fiscal year 2004 was mainly attributable to the acquisition of Pantresse in January, 2004. The $89.9 million increase in Beauty Systems Group’s goodwill in fiscal year 2004 was primarily due to the acquisition of West Coast Beauty Supply in December, 2003. The $36.4 million increase in Global Consumer Products’ goodwill in fiscal year 2005 was mainly attributable to the acquisition of Nexxus Products Company (Nexxus) in May, 2005. The $45.3 million increase in Beauty Systems Group’s goodwill in fiscal year 2005 was primarily due to the acquisition of CosmoProf in December, 2004.

Indefinite-lived trade names by operating segment at September 30, 2005 and 2004 are as follows:

(In thousands)	2005	2004
Global Consumer Products	$105,756	93,470
Sally Beauty Supply	613	613
Beauty Systems Group	30,000	3,900

	$136,369	97,983

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company & Subsidiaries

The increase in Global Consumer Products’ trade names was mainly attributable to the acquisition of Nexxus. The increase in Beauty Systems Group’s trade names was primarily due to the acquisition of CosmoProf and the finalization of the purchase price allocation related to the December, 2003 acquisition of West Coast Beauty Supply.

Foreign Currency

Foreign currency balance sheet accounts are translated at the rates of exchange in effect at the balance sheet date. Results of operations denominated in foreign currencies are translated using the average exchange rates during the period. Foreign currency transaction gains and losses are included in the consolidated statements of earnings and were not significant in any period presented.

Revenue Recognition

The company recognizes revenue on merchandise shipped to customers when title and risk of loss pass to the customer. The company’s Sally Beauty Supply and Beauty Systems Group segments also recognize revenue when a customer consummates a point-of-sale transaction in a store. Provisions for sales returns and cash discounts are made at the time sales are recorded. Sales returns and allowances were approximately 2% of net sales in fiscal years 2005, 2004 and 2003.

Sales Incentives

Sales incentives include consumer coupons and trade promotion activities such as advertising allowances, off-shelf displays, customer specific coupons, new item distribution allowances, listing fees and temporary price reductions. Sales incentives amounted to $179.7 million, $165.5 million and $135.8 million in fiscal years 2005, 2004 and 2003, respectively, and were classified as reductions of net sales in the consolidated statements of earnings.

The company records accruals for sales incentives based on estimates of the ultimate cost of each program. The company tracks its commitments for sales incentive programs and, using historical experience, records an accrual at the end of each period for the estimated incurred, but unpaid cost of these programs.

Shipping and Handling

Shipping and handling costs are included in advertising, marketing, selling and administrative expenses in the consolidated statements of earnings and amounted to $182.8 million, $155.3 million and $134.9 million in fiscal years 2005, 2004 and 2003, respectively.

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

Advertising and Marketing

Advertising and marketing costs are expensed as incurred and amounted to $260.6 million in 2005, $254.1 million in 2004 and $212.4 million in 2003.

Research and Development

Research and development costs are expensed as incurred and amounted to $13.4 million in 2005, $11.7 million in 2004 and $10.9 million in 2003.

Weighted Average Shares Outstanding

The following table provides information about basic and diluted weighted average shares outstanding:

(In thousands)	2005	2004	2003
Basic weighted average shares outstanding	91,451	90,026	87,527
Assumed exercise of stock options	1,252	1,527	2,001
Assumed vesting of restricted stock	135	279	429

Diluted weighted average shares outstanding	92,838	91,832	89,957

Stock options for 38,000 shares in 2005 and 8,000 shares in 2004 were excluded from the computation of diluted net earnings per share since the options’ exercise prices were greater than the average market price, and therefore the options were anti-dilutive. No stock options were anti-dilutive in 2003.

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company & Subsidiaries

Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are estimated to be recovered or settled. The effect on deferred tax assets and liabilities resulting from a change in tax rates is recognized in earnings in the period that the tax enactment occurs.

Stock-Based Compensation

SFAS No. 123, “Accounting for Stock-Based Compensation,” requires either the adoption of a fair value based method of accounting for stock-based compensation or the continuance of the intrinsic value method with pro-forma disclosures as if the fair value method was adopted. The company has elected to continue measuring compensation expense for its stock-based plans using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and, accordingly, no compensation cost related to stock options has been recognized in the consolidated statements of earnings, except for the non-cash charge related to the conversion to one class of common stock discussed in “note 2.”

Had compensation expense for stock option plans been determined based upon the fair value of stock options on the dates of grant and recognized on a straight-line basis over the vesting period consistent with SFAS No. 123, the company’s pro-forma net earnings and net earnings per share for the fiscal years ended September 30, 2005, 2004 and 2003 would have been as follows (in thousands, except per share amounts):

	2005	2004	2003
Reported net earnings:	$210,901	141,770	162,153
Add: Stock-based compensation expense included in reported net earnings, net of related income tax effects	10,349	56,534	933
Less: Stock-based compensation expense determined under the fair value based method for all awards, net of related income tax effects	(10,464)	(12,159)	(8,731)

Pro-forma net earnings	$210,786	186,145	154,355

Basic net earnings per share:
As reported	$2.31	1.57	1.85
Pro-forma	$2.30	2.07	1.76
Diluted net earnings per share:
As reported	$2.27	1.54	1.80
Pro-forma	$2.28	2.04	1.73

The $10.3 million and $56.5 million additions to reported net earnings in fiscal years 2005 and 2004, respectively, for stock-based compensation expense include the $9.4 million and $55.6 million, respectively, after-tax non-cash charges related to the conversion to a single class of common stock. The $10.5 million and $12.2 million deductions in fiscal years 2005 and 2004, respectively, for stock-based compensation expense determined under the fair value based method include $22,000 and $105,000, respectively, of pro-forma after-tax non-cash charges related to the conversion to a single class of common stock. See “note 2” for further discussion of the conversion.

In January, 2004, the company amended the retirement provisions of its stock option plans to change the definition of retirement and allow for the continuation of vesting after retirement. As a result of implementation guidance provided in SFAS No. 123(R), “Share-Based Payment,” and other minor adjustments, the company has modified its pro-forma disclosures for fiscal years 2004 and 2003.

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company & Subsidiaries

In December, 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” which replaces SFAS No. 123 and supersedes APB Opinion No. 25. The Statement requires that the cost resulting from all share-based compensation arrangements, such as the company’s stock option and restricted stock plans, be recognized in the financial statements based on their fair value. The provisions of SFAS No. 123(R), as amended by the SEC on April 15, 2005, are effective for the company at the beginning of fiscal year 2006. SFAS No. 123(R) requires companies to adopt its provisions prospectively by recognizing compensation expense for the unvested portion of previously granted awards and all new awards granted after the adoption date over the respective vesting periods. SFAS No. 123(R) also allows companies the alternative to restate previously issued financial statements for all years beginning after December 15, 1994. The company expects to adopt SFAS No. 123(R) prospectively, and estimates that it will reduce fiscal year 2006 net earnings by between $9 million and $11 million and basic and diluted net earnings per share by ten to twelve cents. The adoption of SFAS No. 123(R) will not affect the company’s net cash flows.

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

The company accounts for stock compensation expense in accordance with APB Opinion No. 25. Under these rules, the conversion to one class of common stock requires the company to recognize non-cash charges from the remeasurement of the intrinsic value of all Class A stock options outstanding on the conversion date. A portion of the non-cash charges was recognized on the conversion date for vested stock options and the remaining non-cash charges related to unvested stock options and restricted shares are being recognized over the remaining vesting periods. As a result, the company has recorded non-cash charges against pre-tax earnings of $100.1 million, of which $85.6 million ($55.6 million after taxes) was recognized in fiscal year 2004 and $14.5 million ($9.4 million after taxes) was recognized in fiscal year 2005. The non-cash charges reduced operating earnings, provision for income taxes, net earnings and basic and diluted net earnings per share. The balance sheet effects of the options remeasurement increased total stockholders’ equity by $30.0 million in fiscal year 2004 and $5.1 million in fiscal year 2005, and resulted in the recognition of deferred tax assets of the same amounts. Effective October 1, 2005, the company will adopt SFAS No. 123(R) pertaining to the expensing of stock options and, accordingly, the amount of the non-cash charge impacting future periods will be reduced to nearly zero.

(3) Accrued Expenses

Accrued expenses consist of the following:

(In thousands)	2005	2004
Compensation and benefits	$118,146	125,682
Advertising and promotions	59,533	58,128
Other	74,844	68,182

	$252,523	251,992

(4) Long-Term Debt and Other Financing Arrangements

Long-term debt, exclusive of current maturities, consists of the following:

(In thousands)	2005	2004
6.375% debentures due June, 2028	$120,000	120,000
Other	4,084	1,246

	$124,084	121,246

Maturities of long-term debt for the next five fiscal years are as follows (in thousands): 2006 - $809; 2007 - $658; 2008 - $120,490;

2009 - $273; 2010 - $175; 2011 and later - $2,488.

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company & Subsidiaries

The company has $120 million of 6.375% debentures outstanding due June 15, 2028. The debentures are subject to repayment, in whole or in part, on June 15, 2008 at the option of the holders. In addition, the company has the option to redeem the debentures at any time, in whole or in part, at a price equal to 100% of the principal amount plus accrued interest and, if applicable, a make-whole premium. In the maturities of long-term debt included above, the timing of the principal payments on the $120.0 million debentures assumes the holders will require repayment of the debentures in June, 2008.

The company has a $300 million revolving credit facility which expires August 31, 2009. The facility, which had no borrowings outstanding at September 30, 2005 or 2004, has an interest rate based on a fixed spread over LIBOR and may be drawn in U.S. dollars or certain foreign currencies. In addition, the facility imposes restrictions on such items as total debt, liens, interest expense and rent expense.

At September 30, 2005, the company was in compliance with the covenants and other requirements of the 6.375% debentures and the $300 million revolving credit facility.

In September, 2004, the company redeemed its $200 million of 8.25% senior notes due November 1, 2005 under the redemption provisions of the notes. In connection with the buyback, the company recorded a pre-tax charge in fiscal year 2004 of $12.6 million ($8.2 million after taxes) or nine cents per basic and diluted net earnings per share consisting primarily of a make-whole premium. As part of the redemption, the company also paid $6.1 million of interest accrued through the redemption date that was originally due to be paid in fiscal year 2005.

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

At September 30, 2005 and 2004, the company had no off-balance sheet financing arrangements other than operating leases incurred in the ordinary course of business as disclosed in “note 9” and outstanding standby letters of credit related to various insurance programs which totaled $29.1 million and $23.9 million, respectively, at September 30, 2005 and 2004.

(5) Stockholders’ Equity

Following the conversion to one class of common stock discussed in “note 2,” the company has one class of common stock that is listed on the New York Stock Exchange under the symbol “ACV.”

Cash dividends for common stock in fiscal years 2005, 2004 and 2003 were $40.8 million or $.445 per share, $33.5 million or $.37 per share and $23.7 million or $.27 per share, respectively.

On April 28, 2005, the Board of Directors authorized the company to purchase up to 5,000,000 shares of common stock. This authorization increased a previous share repurchase program that had 2,052,450 remaining authorized shares. No shares have been purchased under the new program as of September 30, 2005.

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

During fiscal years 2005, 2004 and 2003, the company acquired $2.6 million, $40.1 million and $2.9 million, respectively, of common stock surrendered by employees in connection with the exercises of stock options and the payment of withholding taxes as provided under the terms of certain incentive plans. Shares acquired under these plans are not subject to the company’s stock repurchase program.

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company & Subsidiaries

(6) Stock Option and Restricted Stock Plans

At the annual stockholders’ meeting in January, 2003, shareholders approved two new stock option plans. Under the new plans, the company is authorized to issue non-qualified stock options to employees and non-employee directors to purchase a limited number of shares of the company’s common stock at a price not less than the fair market value of the stock on the date of grant. Generally, options under the plans expire ten years from the date of grant and are exercisable on a cumulative basis in four equal annual increments commencing one year after the date of grant. A total of 9.2 million shares have been authorized to be issued under the plans, of which 4.5 million shares remain available for future grants at September 30, 2005.

The weighted average fair value of options at the date of grant in fiscal years 2005, 2004 and 2003 was $9.39, $9.98 and $8.75 per option, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2005	2004	2003
Expected life	3.5-5 years	5 years	5 years
Volatility	20.0%	23.3%-24.2%	24.8%-25.3%
Risk-free interest rate	3.3%-3.8%	2.8%-3.7%	3.0%-3.2%
Dividend yield	0.9%	0.7%-1.0%	0.8%

Summarized information on the company’s outstanding stock options at September 30, 2005 is as follows (options in thousands):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Average Remaining Contractual Life	Weighted Average Option Price	Number of Options	Weighted Average Option Price
$7.90-$8.92	9	0.1 year	$8.86	9	$8.86
$13.17-$15.46	306	3.4 years	$13.65	304	$13.65
$16.63-$17.46	598	4.7 years	$16.71	593	$16.71
$19.63-$21.77	1,143	6.0 years	$21.76	1,139	$21.76
$25.76-$28.30	41	6.6 years	$27.33	30	$27.33
$31.70-$34.23	1,444	7.3 years	$34.19	1,010	$34.20
$37.26-$43.83	2,908	8.5 years	$41.65	1,020	$40.97
$49.07-$53.73	38	9.2 years	$52.76	2	$49.07

	6,487	7.7 years	$32.79	4,107	$28.29

Stock option activity under the plans is summarized as follows (options in thousands):

	Number of Options	Weighted Average Option Price
Outstanding at September 30, 2002	8,051	$16.79

Granted	1,886	$34.19
Exercised	(1,460)	$15.41
Canceled	(238)	$19.78

Outstanding at September 30, 2003	8,239	$20.94

Granted	1,667	$39.64
Exercised	(3,241)	$15.95
Canceled	(277)	$27.66

Outstanding at September 30, 2004	6,388	$28.06

Granted	1,522	$43.95
Exercised	(1,247)	$21.62
Canceled	(176)	$36.65

Outstanding at September 30, 2005	6,487	$32.79

Exercisable at September 30:
2003	5,001	$17.46
2004	3,666	$23.68
2005	4,107	$28.29

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company & Subsidiaries

At the annual stockholders’ meeting in January, 2003, shareholders also approved a new restricted stock plan. Under the new plan, the company is authorized to grant up to 900,000 restricted shares of common stock to employees. The restricted shares generally vest on a cumulative basis in four equal annual installments commencing two years after the date of grant. The total value of restricted shares is recorded as unearned compensation at the time of grant based on the fair market value of the shares on the date of grant. The unearned compensation balance is amortized into expense over the vesting period. During fiscal year 2005, employees were granted 35,000 restricted shares at a weighted average fair market value of $44.13 per share on the date of grant.

At September 30, 2005, there were 167,654 restricted shares outstanding, including restricted shares from a previous plan, and 839,493 shares remained authorized for future issuance under the new plan. The unamortized balance of restricted shares is included in unearned compensation, a separate component of stockholders’ equity, and was $3.0 million and $3.5 million at September 30, 2005 and 2004, respectively.

(7) Business Segments and Geographic Area Information

The company’s Global Consumer Products business is organized into two divisions: (1) Alberto-Culver Consumer Products Worldwide, which develops, manufactures, distributes and markets branded beauty care products as well as branded food and household products in the United States and more than 100 other countries, and (2) Cederroth International, which manufactures, markets and distributes beauty and health care products throughout Scandinavia and in Europe. For reporting purposes, these two divisions are included in the Global Consumer Products segment.

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

Segment data for the years ended September 30, 2005, 2004 and 2003 is as follows:

Business Segments Information

(In thousands)	2005	2004	2003
Net sales:
Global Consumer Products	$1,306,305	1,185,905	1,098,328
Beauty Supply Distribution:
Sally Beauty Supply	1,358,899	1,296,057	1,207,881
Beauty Systems Group	895,408	801,610	616,128

Total	2,254,307	2,097,667	1,824,009
Eliminations	(29,381)	(25,576)	(30,920)

	$3,531,231	3,257,996	2,891,417

Earnings before provision for income taxes:
Global Consumer Products	$131,548	116,385	102,553
Beauty Supply Distribution:
Sally Beauty Supply	168,663	151,811	137,561
Beauty Systems Group	55,584	70,895	55,864

Total	224,247	222,706	193,425

Segment operating profit	355,795	339,091	295,978
Unallocated expenses, net *	(9,086)	(16,977)	(22,187)
Non-cash charge related to conversion to one class of common stock (note 2)	(14,507)	(85,602)	—
Gain on sale of business (note 8)	—	10,147	—
Charge related to redemption of senior notes (note 4)	—	(12,589)	—
Interest expense, net of interest income	(7,739)	(21,426)	(22,391)

	$324,463	212,644	251,400

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company & Subsidiaries

(In thousands)	2005	2004	2003
Identifiable assets:
Global Consumer Products	$928,399	814,897	753,444
Beauty Supply Distribution:
Sally Beauty Supply	465,091	465,813	475,672
Beauty Systems Group	726,182	600,629	426,729

Total	1,191,273	1,066,442	902,401
Corporate **	182,451	177,441	289,764

	$2,302,123	2,058,780	1,945,609

Depreciation and amortization expense:
Global Consumer Products	$22,984	24,203	24,369
Beauty Supply Distribution:
Sally Beauty Supply	20,506	15,596	14,904
Beauty Systems Group	13,400	8,205	6,638

Total	33,906	23,801	21,542
Corporate	3,636	3,138	2,916

	$60,526	51,142	48,827

Capital expenditures:
Global Consumer Products	$38,783	22,599	27,168
Beauty Supply Distribution:
Sally Beauty Supply	33,358	40,241	26,180
Beauty Systems Group	18,878	11,721	8,003

Total	52,236	51,962	34,183
Corporate	—	170	—

	$91,019	74,731	61,351

*	“Unallocated expenses, net” principally consists of general corporate expenses.
**	Corporate identifiable assets are primarily cash, cash equivalents, short-term investments and equipment.

Geographic data for the years ended September 30, 2005, 2004 and 2003 is as follows:

Geographic Area Information

(In thousands)	2005	2004	2003
Net sales *:
United States	$2,664,889	2,478,020	2,209,431
Foreign	876,691	794,513	691,391
Eliminations	(10,349)	(14,537)	(9,405)

	$3,531,231	3,257,996	2,891,417

Identifiable assets:
United States	$1,507,755	1,320,930	1,136,521
Foreign	611,917	560,409	519,324
Corporate **	182,451	177,441	289,764

	$2,302,123	2,058,780	1,945,609

*	Net sales are attributable to individual countries based on the location of the customer.
**	Corporate identifiable assets are primarily cash, cash equivalents, short-term investments and equipment.

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company & Subsidiaries

(8) Acquisitions and Sale of Business

On December 1, 2003, the company acquired the net assets of West Coast Beauty Supply, a full-service distributor of professional beauty products, in order to expand the geographic area served by Beauty Systems Group. The total amount paid for the acquisition was $128.1 million. In addition, approximately $9.2 million is expected to be paid over the next two fiscal years in accordance with the purchase agreement. Goodwill of $80.2 million, including the $9.2 million of future payments, a trade name of $6.4 million and other intangible assets of $8.7 million were recorded as a result of the acquisition and are expected to be deductible for income tax purposes. The acquisition was accounted for using the purchase method and, accordingly, the results of operations of West Coast Beauty Supply have been included in the consolidated financial statements from the date of acquisition. West Coast Beauty Supply is included in the company’s Beauty Systems Group segment.

The following table provides pro-forma results for the fiscal years ended September 30, 2004 and 2003 as if West Coast Beauty Supply had been acquired on October 1, 2002. Anticipated cost savings and other effects of the planned integration of West Coast Beauty Supply are not included in the pro-forma results. The pro-forma amounts presented are not necessarily indicative of the results that would have occurred had the acquisition been completed as of October 1, 2002, nor are the pro-forma amounts necessarily indicative of future results. Pro-forma information for the fiscal year ended September 30, 2005 is not provided since West Coast Beauty Supply’s results of operations are included for the full year.

(In thousands)	2004	2003
Pro-forma net sales	$3,288,412	3,083,399
Pro-forma net earnings	$142,478	165,698
Pro-forma net earnings per share:
Basic	$1.58	1.89
Diluted	$1.55	1.84

The pro-forma amounts for fiscal year 2004 include the non-cash charge related to the conversion to one class of common stock (note 2), the gain on the sale of Indola, the tax benefit from the liquidation of certain foreign legal entities related to the sale of the Indola business and the charge for the redemption of $200 million of 8.25% senior notes (note 4). In total, these non-core items reduced fiscal year 2004 net earnings by $53.7 million and basic and diluted net earnings per share by 60 cents and 59 cents, respectively.

On December 31, 2004, the company acquired CosmoProf, a full-service distributor of professional beauty products, in order to further expand the geographic area served by Beauty Systems Group. The total purchase price was $91.2 million, with $84.8 million of this amount paid at closing. The remaining $6.4 million of the purchase price was paid in the third and fourth quarters of fiscal year 2005 upon finalization of the closing balance sheet. Goodwill of $54.8 million, trade names of $19.7 million and other intangible assets of $4.9 million were recorded as a result of the acquisition, substantially all of which are expected to be deductible for tax purposes. The acquisition was accounted for using the purchase method and, accordingly, the results of operations of CosmoProf are included in the consolidated financial statements from the date of acquisition. CosmoProf is included in the company’s Beauty Systems Group segment. Pro-forma information for CosmoProf is not provided since it is not material to the company’s consolidated results of operations.

On May 18, 2005, the company acquired substantially all the assets of Nexxus. The company expects the Nexxus line of hair care products to expand its market share in the hair care category and provide higher profit margins. The total amount paid for the acquisition was $46.5 million. Additional consideration of up to $55.0 million may be paid over the next ten years based on a percentage of sales of Nexxus branded products in accordance with the purchase agreement. Such additional consideration will be accrued in the period the company becomes obligated to pay the amounts and will increase the amount of goodwill resulting from the acquisition. Through September 30, 2005, no additional consideration was owed. Goodwill of $27.7 million, a trade name of $12.6 million and other intangible assets of $2.0 million have been recorded as a result of the acquisition and are expected to be deductible for tax purposes. The acquisition was accounted for using the purchase method and, accordingly, the results of operations of Nexxus have been included in the consolidated financial statements from the date of acquisition. Nexxus is included in the company’s Global Consumer Products segment. Pro-forma information for Nexxus is not provided since it is not material to the company’s consolidated results of operations.

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company & Subsidiaries

In addition to the acquisitions discussed above, the company made other acquisitions during fiscal years 2005, 2004 and 2003 which individually were insignificant to the consolidated financial statements. The total amount of cash paid and common stock issued for these other acquisitions in fiscal years 2005, 2004 and 2003 was $14.9 million, $34.9 million and $2.1 million, respectively. These acquisitions were accounted for using the purchase method and, accordingly, the results of operations of the acquired businesses have been included in the consolidated financial statements from the dates of acquisition. Total goodwill of $9.5 million, $19.4 million and $1.4 million was recorded in fiscal years 2005, 2004 and 2003, respectively, as a result of these acquisitions. In respect thereto, the company acquired $1.3 million, $13.0 million and $390,000 of trade names with indefinite lives in fiscal years 2005, 2004 and 2003, respectively.

In June, 2004, the company sold its Indola European professional hair care business. As a result of the sale, the company recorded a $10.1 million gain ($5.7 million after taxes) in the third quarter of fiscal year 2004 which increased basic and diluted net earnings per share by six cents. In September, 2004, the company completed the liquidation of two foreign legal entities related to the Indola business and, as a result, recognized a tax benefit of $4.4 million in fiscal year 2004 which increased basic and diluted net earnings per share by five cents.

(9) Lease Commitments

The major portion of the company’s leases are for Sally Beauty Supply and Beauty Systems Group stores. Other leases cover certain manufacturing and warehousing properties, office facilities and data processing equipment. Certain of the company’s leases include renewal options and escalation clauses. At September 30, 2005, future minimum payments under non-cancelable operating leases by fiscal year are as follows:

(In thousands)
2006	$103,540
2007	85,406
2008	67,062
2009	47,699
2010	30,613
2011 and later	55,353

Total minimum lease payments	$389,673

Total rental expense for operating leases amounted to $132.7 million in 2005, $119.0 million in 2004 and $102.0 million in 2003. Certain leases require the company to pay real estate taxes, insurance, maintenance and special assessments.

(10) Income Taxes

The provision for income taxes consists of the following:

(In thousands)	2005	2004	2003
Current:
Federal	$75,491	59,945	71,057
Foreign	23,341	20,997	16,255
State	7,680	7,399	5,572

	106,512	88,341	92,884

Deferred:
Federal	11,500	(16,931)	(2,805)
Foreign	(2,952)	(1,052)	(264)
State	(1,498)	516	(568)

	7,050	(17,467)	(3,637)

	$113,562	70,874	89,247

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company & Subsidiaries

The difference between the U.S. statutory federal income tax rate and the effective income tax rate is summarized below:

	2005	2004	2003
U.S. statutory income tax rate	35.0%	35.0%	35.0%
Effect of foreign income tax rates	(.8)	(3.8)	(.3)
State income taxes, net of federal tax benefit	1.2	2.4	1.3
Tax exempt interest income	(.2)	(.4)	(.3)
Other, net	(.2)	.1	(.2)

Effective income tax rate	35.0%	33.3%	35.5%

In September, 2004, the company completed the liquidation of two foreign legal entities related to the Indola business sold in June, 2004 and, as a result, recognized a tax benefit of $4.4 million. This tax benefit, which is included in the above table under “effect of foreign income tax rates,” reduced the company’s effective income tax rate by 2.1% in 2004.

Significant components of the company’s deferred tax assets and liabilities at September 30, 2005 and 2004 are as follows:

(In thousands)	2005	2004
Deferred tax assets attributable to:
Non-cash charge related to conversion to one class of common stock	$17,657	22,372
Foreign loss carryforwards	14,961	15,313
Accrued expenses	20,712	15,135
Long-term liabilities	10,869	11,368
Inventory adjustments	4,083	6,850
Other	2,971	974

Total gross deferred tax assets	71,253	72,012
Valuation allowance	(14,329)	(15,313)

Net deferred tax assets	56,924	56,699

Deferred tax liabilities attributable to depreciation and amortization	65,234	58,473

Net deferred tax liabilities	$8,310	1,774

Other current assets at September 30, 2005 and 2004 include $24.8 million and $22.0 million, respectively, of net deferred tax assets. Management believes that it is more likely than not that results of future operations will generate sufficient taxable income to realize the deferred tax assets, net of the valuation allowance.

The non-cash charge related to the conversion to one class of common stock resulted in the recognition of a deferred tax asset of $5.1 million and $30.0 million in fiscal years 2005 and 2004, respectively. During fiscal years 2005 and 2004, the deferred tax asset was reduced by $9.8 million and $7.6 million, respectively, for current tax benefits recognized upon the exercise of stock options subsequent to the conversion, resulting in a deferred tax asset of $17.7 million at September 30, 2005.

The tax benefit realized upon the exercise of stock options is recorded in additional paid-in capital and totaled $3.4 million, $21.3 million and $8.3 million in fiscal years 2005, 2004 and 2003, respectively.

Domestic earnings before provision for income taxes were $261.3 million, $144.3 million and $203.5 million in fiscal years 2005, 2004 and 2003, respectively. Foreign operations had earnings before provision for income taxes of $63.2 million, $68.3 million and $47.9 million in fiscal years 2005, 2004 and 2003, respectively.

Undistributed earnings of the company’s foreign operations amounting to $262.1 million at September 30, 2005 are intended to remain permanently invested to finance future growth and expansion. Accordingly, no U.S. income taxes have been provided on those earnings at September 30, 2005.

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company & Subsidiaries

(11) Quarterly Financial Data (Unaudited)

Unaudited quarterly consolidated statement of earnings information for the fiscal years ended September 30, 2005 and 2004 is summarized below (in thousands, except per share amounts):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2005:
Net sales	$847,534	884,075	898,879	900,743
Gross profit	$426,061	445,883	449,548	452,005
Net earnings	$49,418	49,078	53,437	58,968
Net earnings per share:
Basic *	$.54	.54	.58	.64
Diluted *	$.53	.53	.57	.63

2004:
Net sales	$764,751	819,321	823,224	850,700
Gross profit	$382,033	417,511	418,957	428,973
Net earnings	$1,741	40,585	51,464	47,980
Net earnings per share:
Basic	$.02	.45	.57	.53
Diluted	$.02	.44	.56	.52

*	The sum of the quarterly per share amounts does not equal the annual per share amounts due to changes in weighted average shares outstanding during the year and rounding.

Fiscal year 2005 quarterly net earnings and basic and diluted net earnings per share include the following non-core expense item:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Non-cash charge related to conversion to one class of common stock (note 2):
Net earnings	$(2,464)	(2,332)	(2,392)	(2,241)
Net earnings per share:
Basic	$(.03)	(.02)	(.03)	(.03)
Diluted	$(.03)	(.02)	(.03)	(.03)

Notes to the Consolidated Financial Statements (continued)

Alberto-Culver Company & Subsidiaries

Fiscal year 2004 quarterly net earnings and basic and diluted net earnings per share include the following non-core income (expense) items:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Non-cash charge related to conversion to one class of common stock (note 2):
Net earnings	$(41,060)	(5,265)	(5,050)	(4,266)
Net earnings per share:
Basic	$(.46)	(.06)	(.05)	(.05)
Diluted	$(.45)	(.06)	(.05)	(.05)

Gain on the sale of business (note 8):
Net earnings	$—	—	5,745	—
Net earnings per share:
Basic	$—	—	.06	—
Diluted	$—	—	.06	—

Charge related to the redemption of senior notes (note 4):
Net earnings	$—	—	—	(8,183)
Net earnings per share:
Basic	$—	—	—	(.09)
Diluted	$—	—	—	(.09)

Tax benefit from liquidation of certain Indola foreign legal entities (note 8):
Net earnings	$—	—	—	4,402
Net earnings per share:
Basic	$—	—	—	.05
Diluted	$—	—	—	.05

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Alberto-Culver Company:

We have audited the accompanying consolidated balance sheets of Alberto-Culver Company and Subsidiaries as of September 30, 2005 and 2004, and the related consolidated statements of earnings, cash flows and stockholders’ equity for each of the years in the three-year period ended September 30, 2005. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alberto-Culver Company and Subsidiaries as of September 30, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the company’s internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 8, 2005 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

KPMG LLP
Chicago, Illinois
December 8, 2005

Management’s Report on Internal Control over Financial Reporting

Management of Alberto-Culver Company and its subsidiaries (the company) is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, management assessed the effectiveness of the company’s internal control over financial reporting as of September 30, 2005 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the company’s internal control over financial reporting was effective as of September 30, 2005.

Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of September 30, 2005 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Howard B. Bernick	/s/ William J. Cernugel
Howard B. Bernick	William J. Cernugel
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

December 8, 2005

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders

Alberto-Culver Company:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Alberto-Culver Company and Subsidiaries maintained effective internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alberto-Culver Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Alberto-Culver Company and Subsidiaries maintained effective internal control over financial reporting as of September 30, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Alberto-Culver Company and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alberto-Culver Company and Subsidiaries as of September 30, 2005 and 2004, and the related consolidated statements of earnings, cash flows and stockholders’ equity for each of the years in the three-year period ended September 30, 2005, and our report dated December 8, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

KPMG LLP
Chicago, Illinois
December 8, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Alberto-Culver Company & Subsidiaries

Description of Business

Alberto-Culver Company and its subsidiaries (the company) operate two businesses: Global Consumer Products and Beauty Supply Distribution. The Global Consumer Products business consists of two divisions: (1) Alberto-Culver Consumer Products Worldwide, which develops, manufactures, distributes and markets branded beauty care products as well as branded food and household products in the United States and more than 100 other countries, and (2) Cederroth International, which manufactures, markets and distributes beauty and health care products throughout Scandinavia and in Europe. For reporting purposes, these two divisions are included in the Global Consumer Products segment. The company’s Beauty Supply Distribution business includes two segments: (1) Sally Beauty Supply, a domestic and international chain of cash-and-carry stores offering professional beauty supplies to both salon professionals and retail consumers, and (2) Beauty Systems Group (BSG), a full-service beauty supply distributor offering professional brands directly to salons through its own sales force and professional-only stores in exclusive geographical territories in North America.

Overview

The company’s financial results in fiscal years 2005 and 2004 were impacted by non-cash charges related to the company’s conversion to one class of common stock, which is considered a non-core item. The company had three additional non-core items affecting its financial results in fiscal year 2004: a gain from the sale of its Indola European professional hair care business; a tax benefit from the liquidation of certain Indola foreign legal entities and a charge related to the early redemption of its $200 million of 8.25% senior notes. “Net earnings excluding non-core items,” “basic net earnings per share excluding non-core items” and “diluted net earnings per share excluding non-core items” are used in the “Results of Operations” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A). These measures are “non-GAAP financial measures” as defined by Regulation G of the Securities and Exchange Commission (SEC). The non-cash charges and the charge related to the redemption of senior notes relate to changes in the capital structure of the company rather than the normal operations of the company’s core businesses. The gain on the sale of Indola and the subsequent tax benefit from the liquidation of certain Indola foreign legal entities represent the effects of a specific divestiture transaction rather than the normal ongoing operations of the company’s businesses. Management uses these non-GAAP financial measures to evaluate the performance of the company and believes the presentation of these amounts provides the reader with information necessary to analyze the company’s normal operations for the periods presented. Reconciliations of these measures to their most directly comparable financial measures under U.S. generally accepted accounting principles (GAAP) are provided in the “Reconciliation of Non-GAAP Financial Measures” section of MD&A.

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

The company accounts for stock compensation expense in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.” Under these rules, the conversion to one class of common stock requires the company to recognize non-cash charges from the remeasurement of the intrinsic value of all Class A stock options outstanding on the conversion date. A portion of the non-cash charges was recognized on the conversion date for vested stock options and the remaining non-cash charges related to unvested stock options and restricted shares are being recognized over the remaining vesting periods. As a result, the company has recorded non-cash charges against pre-tax earnings of $100.1 million, of which $85.6 million ($55.6 million after taxes) or 62 cents and 61 cents per basic and diluted net earnings per share, respectively, was recognized in fiscal year 2004 and $14.5 million ($9.4 million after taxes) or ten cents per basic and diluted net earnings per share was recognized in fiscal year 2005. The non-cash charges reduced operating earnings, provision for income taxes, net earnings and basic and diluted net earnings per share. The balance sheet effect of the options remeasurement increased total stockholders’ equity by $30.0 million in fiscal year 2004 and $5.1 million in fiscal year 2005, and resulted in the recognition of deferred tax assets of the same amounts. Effective October 1, 2005, the company will adopt Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment,” pertaining to the expensing of stock options and, accordingly, the amount of the non-cash charge impacting future periods will be reduced to nearly zero.

In June, 2004, the company sold its Indola European professional hair care business. As a result of the sale, the company recorded a $10.1 million gain ($5.7 million after taxes) or six cents per basic and diluted net earnings per share in fiscal year 2004. In September, 2004, the company completed the liquidation of two foreign legal entities related to the divested Indola business and, as a result, recognized a tax benefit of $4.4 million or five cents per basic and diluted net earnings per share in fiscal year 2004.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

Alberto-Culver Company & Subsidiaries

In September, 2004, the company redeemed its $200 million of 8.25% senior notes due November 1, 2005 under the redemption provisions of the notes. In connection with the buyback, the company recorded a pre-tax charge in fiscal year 2004 of $12.6 million ($8.2 million after taxes) or nine cents per basic and diluted net earnings per share consisting primarily of a make-whole premium. As part of the redemption, the company also paid $6.1 million of interest accrued through the redemption date that was originally scheduled to be paid in fiscal year 2005.

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

In February, 2005, the SEC issued a letter expressing its interpretations of certain lease accounting issues relating to the amortization of leasehold improvements, the recognition of rent expense when leases have rent holidays and allowances received by tenants for leasehold improvements. As a result of a review of its historical lease accounting practices, the company found some deviations to these interpretations and recorded a pre-tax, non-cash charge in the second quarter of fiscal year 2005 of $2.45 million ($1.6 million after taxes) which reduced basic and diluted net earnings per share by two cents. In addition, net leasehold improvements were increased by $2.0 million and other liabilities were increased by $4.5 million.

The company regularly invests in auction rate securities (ARS) which typically are bonds with 20 to 30 year maturities that have interest rates which reset at short intervals through an auction process. Prior to March 31, 2005, the company had consistently classified these investments as cash equivalents. As a result of interpretations on the balance sheet classification of ARS that were released during the second quarter of fiscal year 2005, the company has changed its previous practice and has classified $64.8 million and $102.9 million of ARS as available for sale short-term investments at September 30, 2005 and 2004, respectively. In addition, “Proceeds from sales (payments for purchases) of short-term investments” is included in the consolidated statements of cash flows to reflect the purchase and sale of ARS during the periods presented.

Results of Operations

Fiscal year 2005 marked the company’s fourteenth consecutive year of record sales and record net earnings excluding non-core items. Net sales for the year ended September 30, 2005 were $3.53 billion, an increase of 8.4% over the prior year. Fiscal year 2004 net sales of $3.26 billion increased 12.7% from $2.89 billion in 2003. Foreign exchange rates increased fiscal year 2005 and 2004 sales by 1.2% and 2.5%, respectively. Organic sales, which exclude the effects of foreign exchange rates, acquisitions and divestitures, grew 4.6% and 5.0% in fiscal years 2005 and 2004, respectively. Management uses organic sales growth, a non-GAAP financial measure, to evaluate the operating results of the company and believes the presentation of organic sales growth provides the reader with information necessary to analyze the company’s operations for the periods presented. See the “Reconciliation of Non-GAAP Financial Measures” section of MD&A for a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures under GAAP.

Net earnings of $210.9 million in 2005 increased 48.8% from the prior year’s net earnings of $141.8 million. Basic net earnings per share of $2.31 in fiscal year 2005 were 74 cents or 47.1% higher than 2004. Diluted net earnings per share increased 47.4% to $2.27 in fiscal year 2005 from $1.54 in fiscal year 2004. Fiscal year 2004 net earnings decreased 12.6% from net earnings of $162.2 million in 2003. Basic net earnings per share of $1.57 in fiscal year 2004 were 28 cents or 15.1% lower than 2003. Diluted net earnings per share decreased 14.4% in fiscal year 2004 from $1.80 in 2003. Non-core items reduced net earnings by $9.4 million and basic and diluted net earnings per share by ten cents in fiscal year 2005 and reduced net earnings by $53.7 million, basic net earnings per share by 60 cents and diluted net earnings per share by 59 cents in fiscal year 2004.

Net earnings excluding non-core items were $220.3 million in 2005 or 12.7% higher than the prior year’s net earnings of $195.4 million. Basic net earnings per share excluding non-core items were $2.41 in fiscal year 2005, which was 24 cents or 11.1% higher than fiscal year 2004. Diluted net earnings per share excluding non-core items increased 11.3% to $2.37 from $2.13 in fiscal year 2004. Net earnings excluding non-core items in 2004 were 20.5% higher than fiscal year 2003 net earnings of $162.2 million. Basic net earnings per share excluding non-core items were $2.17 in fiscal year 2004, which was 32 cents or 17.3% higher than fiscal year 2003. Diluted net earnings per share excluding non-core items of $2.13 in fiscal year 2004 increased 18.3% from $1.80 in the prior year.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

Alberto-Culver Company & Subsidiaries

Sales of Global Consumer Products in fiscal year 2005 increased 10.2% to $1.31 billion from $1.19 billion in 2004. The effect of foreign exchange rates increased sales by 2.4% compared to the prior year. The remaining 2005 sales increase was primarily due to higher sales of: TRESemmé shampoos, conditioners and styling products (8.0%), principally due to its launch in the United Kingdom during the fourth quarter of fiscal year 2004 and continued growth in the United States; and Alberto VO5 shampoos and conditioners (1.1%), mainly resulting from the launch of the red styling line in the U.S. In addition, acquisitions, including Nexxus in May, 2005, added approximately 1.2% to sales for fiscal year 2005. These increases were partially offset by the loss of sales resulting from the divestiture of the Indola European professional hair care business in June, 2004 (3.2%). Sales of Global Consumer Products in fiscal year 2004 increased 8.0% from $1.10 billion in 2003. The effect of foreign exchange rates increased sales by 4.6%. The remaining 2004 sales increase was primarily due to higher sales of: TRESemmé shampoos, conditioners and styling products (2.3%), principally due to the launch of TRESemmé in the U.K. and increased advertising and improved shelf presence at major customers; Alberto VO5 shampoos and conditioners (1.0%), mainly due to the introduction of new products; and St. Ives Apricot Scrubs, lotions and body washes (0.8%), primarily due to the launch of new products and increased advertising.

Sales of the Beauty Supply Distribution business, composed of Sally Beauty Supply and BSG, were $2.25 billion in 2005, $2.10 billion in 2004 and $1.82 billion in 2003, representing increases of 7.5% in fiscal year 2005 and 15.0% in fiscal year 2004.

Sales of Sally Beauty Supply increased to $1.36 billion in fiscal year 2005 compared to $1.30 billion in 2004. The sales increase of 4.8% in 2005 was attributable to the opening of new stores including 62 net new stores during the current year (2.2%), the impact of foreign exchange rates (0.3%) and the growth of its existing business which primarily represents same store sales. Sales of Sally Beauty Supply in fiscal year 2004 increased 7.3% from $1.21 billion in 2003. The increase was attributable to the opening of new stores including 83 net new stores during 2004 (3.2%), the impact of foreign exchange rates (1.1%) and the growth of its existing business. The number of Sally Beauty stores totaled 2,419 at September 30, 2005 compared to 2,355 and 2,272 at the end of fiscal years 2004 and 2003, respectively.

Sales of BSG increased to $895 million in fiscal year 2005 compared to $802 million in 2004. The sales increase of 11.7% in 2005 was attributable to acquisitions (13.6%), the opening of new stores including 37 net new stores during the current year (1.3%) and the impact of foreign exchange rates (0.9%). These increases were partially offset by a decrease in sales for existing BSG store business and lower sales by its professional distributor sales consultants, principally resulting from certain suppliers’ decisions to begin selling their products directly to salons. Sales of BSG in fiscal year 2004 increased 30.1% from $616 million in 2003. The increase was attributable to acquisitions (25.6%), the opening of new stores including 26 net new stores during 2004 (1.5%), the impact of foreign exchange rates (1.2%) and the growth of its existing business which primarily represents same store sales. The number of BSG stores was 822, including 155 franchise stores, at September 30, 2005 compared to 692 and 543 at the end of fiscal years 2004 and 2003, respectively.

Cost of products sold as a percentage of sales was 49.8% in fiscal year 2005 compared to 49.4% in 2004 and 50.1% in 2003. The higher cost of products sold percentage in fiscal year 2005 was primarily attributable to higher material costs, increased use of special packs, increased trade spending (which reduced net sales) and product mix for Global Consumer Products, partially offset by improved vendor pricing and lower store inventory shrinkage for Sally Beauty Supply and BSG. The lower cost of products sold percentage in fiscal year 2004 was primarily due to improved vendor pricing for Sally Beauty Supply and BSG and cost reductions for Global Consumer Products, principally attributable to cost savings programs including savings from such areas as vendor price reductions and manufacturing efficiencies.

Advertising, marketing, selling and administrative expenses increased 7.7% in fiscal year 2005 and 13.4% in 2004. The increases in fiscal years 2005 and 2004 primarily resulted from the higher selling and administrative costs associated with the growth of the Sally Beauty Supply and BSG businesses, including the acquisition of CosmoProf in December, 2004 and West Coast Beauty Supply in December, 2003, and higher expenditures for advertising and marketing as discussed below. In addition, a portion of the increase in fiscal year 2005 relates to the $2.45 million lease accounting adjustment discussed in the “Overview” section of MD&A.

Advertising and marketing expenditures were $260.6 million, $254.1 million and $212.4 million in fiscal years 2005, 2004 and 2003, respectively. The 2.5% increase in fiscal year 2005 was mainly attributable to Alberto-Culver Consumer Products Worldwide’s increased advertising in the U.K. (3.5%), primarily related to television advertising for TRESemmé hair care products, increased advertising in North America for Mrs. Dash (0.8%) and the effect of foreign exchange rates (1.6%). These increases were partially offset by decreased advertising in North America for St. Ives (2.5%) and lower advertising due to the divestiture of the Indola European professional hair care business (1.3%). The fiscal year 2004 increase of 19.6% was mainly attributable to Alberto-Culver Consumer Products Worldwide’s increased advertising in North America (5.5%), mainly due to the launch of the Alberto VO5 Nourishing Oasis line of shampoos and conditioners, and in the U.K. (4.3%), primarily related to the launch of TRESemmé hair care products, higher retail advertising by Sally Beauty Supply (4.1%) and the effect of foreign exchange rates (3.1%).

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

Alberto-Culver Company & Subsidiaries

Interest expense, net of interest income, was $7.7 million, $21.4 million and $22.4 million in fiscal years 2005, 2004 and 2003, respectively. Interest expense was $10.6 million in fiscal year 2005 and $25.7 million in fiscal years 2004 and 2003. Interest income was $2.9 million in fiscal year 2005, $4.3 million in fiscal year 2004 and $3.4 million in fiscal year 2003. The reduction in interest expense in fiscal year 2005 was primarily due to the redemption of the $200 million, 8.25% senior notes in September, 2004. The reduction in interest income in 2005 was principally due to lower cash and investment balances in fiscal year 2005.

The provision for income taxes as a percentage of earnings before income taxes was 35.0% in 2005, 33.3% in 2004 and 35.5% in 2003. In fiscal year 2004, the liquidation of two foreign legal entities related to the divested Indola business reduced the effective income tax rate by 2.1%. Other factors which influenced the effective tax rates for those years are described in “note 10” to the consolidated financial statements.

Financial Condition

Working capital at September 30, 2005 was $653.7 million, an increase of $67.7 million from the prior year’s working capital of $586.0 million. The resulting current ratio was 2.22 to 1.00 at September 30, 2005 compared to 2.10 to 1.00 last year. The increase in working capital in fiscal year 2005 was primarily related to working capital generated from operations, partially offset by cash outlays for acquisitions, capital expenditures and cash dividends.

Cash, cash equivalents and short-term investments decreased $33.4 million during fiscal year 2005 primarily due to cash outlays for acquisitions ($157.2 million), capital expenditures ($91.0 million) and cash dividends ($40.8 million), partially offset by cash inflows from operating activities ($209.4 million) and cash received from exercises of employee stock options ($26.3 million).

Receivables, less allowance for doubtful accounts, increased 14.4% to $285.9 million from $250.0 million last year primarily due to a $19.8 million increase in gross trade receivables resulting from higher sales in the fourth quarter of fiscal year 2005, the timing of customer payments and receivables related to acquired businesses. Other receivables increased $9.4 million in fiscal year 2005 principally due to the timing of collections from vendors under various advertising and volume purchase programs for Beauty Supply Distribution and the transfer of all raw materials and packaging in Australia to a co-packer following the closure of the company’s Australian manufacturing facility. The allowance for doubtful accounts decreased $6.7 million in fiscal year 2005 primarily due to the write-off of fully reserved receivable balances in Asia and lower bad debt provisions for Global Consumer Products.

Inventories increased $62.9 million to $689.7 million at September 30, 2005. Sally Beauty Supply and BSG inventories increased $41.6 million primarily due to the acquisition of CosmoProf, inventories related to new stores and strategic inventory purchases related to favorable pricing from vendors. Inventories for Global Consumer Products were $19.6 million higher principally due to higher finished goods inventories to support product launches and promotions and the acquisition of Nexxus.

Other current assets increased $5.8 million to $45.5 million at September 30, 2005 primarily due to higher deferred income taxes.

Net property, plant and equipment increased $41.5 million to $335.4 million at September 30, 2005. The increase resulted primarily from expenditures for additional Sally Beauty Supply and BSG stores, office facilities, warehouse expansions, fixed assets of acquired companies and additional leasehold improvements resulting from the lease accounting adjustment discussed in the “Overview” section of MD&A, partially offset by depreciation during fiscal year 2005.

Goodwill increased $83.3 million during fiscal year 2005 mainly due to the acquisitions of CosmoProf and Nexxus.

Trade names increased $38.4 million to $136.4 million at September 30, 2005 primarily due to the acquisitions of CosmoProf and Nexxus and the finalization of the purchase price allocation related to the acquisition of West Coast Beauty Supply, partially offset by the effects of foreign exchange rates.

Other assets were $89.6 million at September 30, 2005, an increase of $8.9 million compared to last year. The increase was mainly due to intangible assets related to acquisitions.

Long-term debt increased $2.8 million in fiscal year 2005 mainly due to long-term debt assumed by the company as a result of an acquisition.

Income taxes payable and deferred income taxes increased $9.7 million to $54.4 million at September 30, 2005 mainly due to higher taxable earnings, partially offset by the deferred tax asset recognized on the non-cash charge related to the conversion to one class of common stock and tax benefits realized from the exercise of employee stock options.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

Alberto-Culver Company & Subsidiaries

Other liabilities were $77.4 million at September 30, 2005, an increase of $9.7 million compared to last year. The increase was primarily due to obligations related to the Nexxus acquisition, deferred compensation and deferred rent recorded as part of the lease accounting adjustment discussed in the “Overview” section of MD&A.

Additional paid-in capital increased $22.2 million to $346.8 million at September 30, 2005 primarily due to $14.5 million of additional paid-in capital associated with the conversion to a single class of common stock and additional paid-in capital from the exercise of employee stock options.

Accumulated other comprehensive loss – foreign currency translation decreased $3.0 million to $15.1 million from $18.1 million last year. The decrease was attributable to the weakening of the U.S. dollar versus certain foreign currencies, primarily the Canadian dollar, Australian dollar and Mexican peso.

Liquidity and Capital Resources

The company’s primary source of cash over the past three years has been from funds provided by operating activities which provided cash of $209.4 million, $249.5 million and $224.8 million in fiscal years 2005, 2004 and 2003, respectively.

The company has obtained long-term financing as needed to fund acquisitions and other growth opportunities. Funds also may be obtained prior to their actual need in order to take advantage of opportunities in the debt markets. In August, 2004, the company amended its existing $300 million revolving credit facility and extended it for five years until August 31, 2009. The facility, which had no borrowings outstanding at September 30, 2005 or 2004, may be drawn in U.S. dollars or certain foreign currencies. Under debt covenants, the company has sufficient flexibility to incur additional borrowings as needed.

In September, 2004, the company redeemed its $200 million of 8.25% senior notes due November 1, 2005 under the redemption provisions of the notes. In connection with the buyback, the company recorded a charge in fiscal year 2004 of $12.6 million ($8.2 million after taxes).

The primary uses of cash during the three-year period ended September 30, 2005 were $317.2 million for acquisitions, $213.3 million for the redemption of the $200 million of 8.25% senior notes including the make-whole premium, $227.1 million for capital expenditures and $98.0 million for cash dividends.

Compared to 2002, cash dividends per share increased 89.4% over the three-year period ended September 30, 2005. Cash dividends paid on common stock were $.445 per share in 2005, $.37 per share in 2004 and $.27 per share in 2003.

The company anticipates that cash flows from operations and available credit will be sufficient to fund operating requirements in future years. During fiscal year 2006, the company expects that cash will continue to be used for acquisitions, capital expenditures, new product development, market expansion and dividend payments. The company may also purchase shares of its common stock depending on market conditions.

On April 28, 2005, the Board of Directors authorized the company to purchase up to 5,000,000 shares of common stock. This authorization increased the previous share repurchase program that had 2,052,450 remaining authorized shares. No shares have been purchased under the new program as of September 30, 2005. Purchases of the company’s common stock may be made through the open market and/or private transactions depending on various factors including market conditions, share price and other alternative uses of cash such as acquisitions. During fiscal year 2003, the company purchased $7.8 million of its common stock under previous programs authorized by its Board of Directors. No shares of common stock were purchased in fiscal years 2005 and 2004. During fiscal years 2005, 2004 and 2003, the company also acquired $2.6 million, $40.1 million and $2.9 million, respectively, of common stock surrendered by employees in connection with the exercises of stock options and the payment of withholding taxes as provided under the terms of certain incentive plans. Shares acquired under these plans are not subject to the company’s stock repurchase program.

The company’s primary contractual cash obligations are operating leases, long-term debt and purchase obligations. A major portion of the operating leases are for Sally Beauty Supply and BSG stores, which typically are located in strip shopping centers. The operating leases allow the company to expand its business to new locations without making significant up-front cash outlays for land and buildings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

Alberto-Culver Company & Subsidiaries

The following table is a summary of contractual cash obligations and commitments outstanding by future payment dates at September 30, 2005:

	Payments Due by Period
(In thousands)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt, including capital lease and interest obligations (1)	$8,596	134,463	672	3,279	147,010
Operating leases (2)	103,540	152,468	78,312	55,353	389,673
Purchase obligations (3)	29,664	31,474	31,474	30,163	122,775
Other long-term obligations (4)	11,397	12,947	6,737	22,909	53,990

Total	$153,197	331,352	117,195	111,704	713,448

(1)	The company’s $120.0 million of 6.375% debentures are due in June, 2028, but are subject to repayment, at the option of the holders, in June, 2008. In the above amounts, the timing of the principal and interest payments on the $120.0 million debentures assumes the holders will require repayment of the debentures in June, 2008.
(2)	In accordance with GAAP, these obligations are not reflected in the accompanying consolidated balance sheets.
(3)	Purchase obligations include capital expenditures and other legally binding agreements entered into by the company to purchase goods or services that specify fixed or minimum quantities to be purchased or fixed, minimum or variable price provisions.
(4)	Other long-term obligations principally represent commitments under various acquisition-related agreements including non-compete, consulting and severance agreements and deferred compensation arrangements. These obligations are included in accrued expenses and other liabilities in the accompanying consolidated balance sheets. The above amounts do not include additional consideration of up to $55.0 million that may be paid over the next ten years based on a percentage of sales of Nexxus branded products in accordance with the Nexxus purchase agreement.

At September 30, 2005 and 2004, the company had no off-balance sheet financing arrangements other than operating leases incurred in the ordinary course of business as disclosed in “note 9” to the consolidated financial statements and outstanding standby letters of credit related to various insurance programs which totaled $29.1 million and $23.9 million, respectively, at September 30, 2005 and 2004. The company does not have other unconditional purchase obligations or significant other commercial commitments.

The company is in compliance with the covenants and other requirements of its revolving credit agreement and 6.375% debentures. Additionally, the revolving credit agreement and the 6.375% debentures do not include credit rating triggers or subjective clauses that would accelerate maturity dates.

Inflation

The company was not significantly affected by inflation during the past three years. Management attempts to resist cost increases and counteract the effects of inflation through productivity improvements, cost reduction programs, price increases and the introduction of higher margin products within the constraints of the highly competitive markets in which the company operates.

Market Risk

As a multinational corporation that manufactures and markets products in countries throughout the world, the company is subject to certain market risks including foreign currency fluctuations, interest rates and government actions. The company considers a variety of practices to manage these market risks, including, when deemed appropriate, the occasional use of derivative financial instruments. The company uses derivative financial instruments only for risk management and does not use them for trading or speculative purposes. At September 30, 2005, the company had no material derivative financial instruments outstanding.

The company is exposed to potential gains or losses from foreign currency fluctuations affecting net investments and earnings denominated in foreign currencies. The company’s primary exposures are to changes in exchange rates for the U.S. dollar versus the Swedish krona, British pound sterling, Canadian dollar, Euro, Australian dollar, Argentine peso and Mexican peso.

The company’s various currency exposures often offset each other providing a natural hedge against currency risk. Periodically, specific foreign currency transactions (e.g., inventory purchases, intercompany transactions, etc.) are hedged with forward contracts to reduce the foreign currency risk. Gains and losses on these foreign currency hedges are included in the basis of the underlying hedged transactions. At September 30, 2005, the company had no material outstanding foreign currency contracts.

The company considers combinations of fixed rate and variable rate debt, along with varying maturities, in its management of interest rate risk. At September 30, 2005, the company had no variable rate long-term debt outstanding.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

Alberto-Culver Company & Subsidiaries

The company has periodically used interest rate swaps to manage interest rate risk on debt securities. These instruments allow the company to exchange fixed rate debt into variable rate or variable rate debt into fixed rate. Interest rate differentials paid or received on these arrangements are recognized as adjustments to interest expense over the life of the agreement. At September 30, 2005, the company had no interest rate swaps outstanding.

The company’s quantitative information on market risk at September 30, 2005 is as follows (in thousands):

Expected Maturities	Long-Term Fixed Rate Debt*
2006	$809
2007	658
2008	120,490
2009	273
Thereafter	2,663

Total**	$124,893

Fair value	$125,438

*	The company’s $120.0 million of 6.375% debentures are due in June, 2028, but are subject to repayment, at the option of the holders, in June, 2008. In the above amounts, the timing of the principal payments on the $120.0 million debentures assumes the holders will require repayment of the debentures in June, 2008.
**	The average interest rate for total debt of $124.9 million was 6.36%. The company had no short-term borrowings outstanding at September 30, 2005.

The company is exposed to credit risk on certain assets, primarily cash equivalents, short-term investments and accounts receivable. The credit risk associated with cash equivalents and short-term investments is mitigated by the company’s policy of investing in a diversified portfolio of securities with high credit ratings.

The company provides credit to customers in the ordinary course of business and performs ongoing credit evaluations. The company’s exposure to concentrations of credit risk with respect to trade receivables is mitigated by the company’s broad customer base. Although Wal-Mart is a significant customer of the company’s Global Consumer Products segment, sales to Wal-Mart were less than 10% of the company’s consolidated net sales in fiscal year 2005. The company believes its allowance for doubtful accounts is sufficient to cover customer credit risks.

New Accounting Standard

In December, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), “Share-Based Payment,” which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25. The Statement requires that the cost resulting from all share-based compensation arrangements, such as the company’s stock option and restricted stock plans, be recognized in the financial statements based on their fair value. The provisions of SFAS No. 123(R), as amended by the SEC on April 15, 2005, are effective for the company at the beginning of fiscal year 2006. SFAS No. 123(R) requires companies to adopt its provisions prospectively by recognizing compensation expense for the unvested portion of previously granted awards and all new awards granted after the adoption date over the respective vesting periods. SFAS No. 123(R) also allows companies the alternative to restate previously issued financial statements for all years beginning after December 15, 1994. The company expects to adopt SFAS No. 123(R) prospectively, and estimates that it will reduce fiscal year 2006 net earnings by between $9 million and $11 million and basic and diluted net earnings per share by ten to twelve cents. The adoption of SFAS No. 123(R) will not affect the company’s net cash flows.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Actual results may differ from these estimates. Management believes these estimates and assumptions are reasonable.

Accounting policies are considered critical when they require management to make assumptions about matters that are highly uncertain at the time the accounting estimate is made and when different estimates that management reasonably could have used have a material impact on the presentation of the company’s financial condition, changes in financial condition or results of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

Alberto-Culver Company & Subsidiaries

The company’s critical accounting policies relate to the calculation and treatment of sales incentives, allowance for doubtful accounts, valuation of inventories and income taxes.

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

Allowance for Doubtful Accounts – The allowance for doubtful accounts requires management to estimate future collections of trade accounts receivable. Management records allowances for doubtful accounts based on historical collection statistics and current customer credit information. These estimates could be significantly affected as a result of actual collections differing from historical statistics or changes in a customer’s credit status.

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

Income Taxes – The company records tax provisions in its consolidated financial statements based on an estimation of current income tax liabilities. The development of these provisions requires judgments about tax issues, potential outcomes and timing. If the company prevails in tax matters for which provisions have been established or is required to settle matters in excess of established provisions, the company’s effective tax rate for a particular period could be significantly affected.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are estimated to be recovered or settled. Management believes that it is more likely than not that results of future operations will generate sufficient taxable income to realize the company’s deferred tax assets, net of the valuation allowance currently recorded. In the future, if the company determines that certain deferred tax assets will not be realizable, the related adjustments could significantly affect the company’s effective tax rate at that time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)

Alberto-Culver Company & Subsidiaries

Reconciliation of Non-GAAP Financial Measures

Reconciliations of “net earnings excluding non-core items,” “basic net earnings per share excluding non-core items” and “diluted net earnings per share excluding non-core items” to their most directly comparable financial measures under GAAP for the fiscal years ended September 30, 2005, 2004 and 2003 are as follows:

(In thousands, except per share data)	2005	2004	2003
Net earnings, as reported	$210,901	141,770	162,153
Non-cash charge related to conversion to one class of common stock, net of income taxes	9,429	55,641	—
Gain on the sale of Indola, net of income taxes	—	(5,745)	—
Charge related to redemption of senior notes, net of income taxes	—	8,183	—
Tax benefit from liquidation of certain Indola foreign legal entities	—	(4,402)	—

Net earnings excluding non-core items	$220,330	195,447	162,153

Basic net earnings per share, as reported	$2.31	1.57	1.85
Non-cash charge related to conversion to one class of common stock, net of income taxes	.10	.62	—
Gain on the sale of Indola, net of income taxes	—	(.06)	—
Charge related to redemption of senior notes, net of income taxes	—	.09	—
Tax benefit from liquidation of certain Indola foreign legal entities	—	(.05)	—

Basic net earnings per share excluding non-core items	$2.41	2.17	1.85

Diluted net earnings per share, as reported	$2.27	1.54	1.80
Non-cash charge related to conversion to one class of common stock, net of income taxes	.10	.61	—
Gain on the sale of Indola, net of income taxes	—	(.06)	—
Charge related to redemption of senior notes, net of income taxes	—	.09	—
Tax benefit from liquidation of certain Indola foreign legal entities	—	(.05)	—

Diluted net earnings per share excluding non-core items	$2.37	2.13	1.80

A reconciliation of “organic sales growth” to its most directly comparable financial measure under GAAP for the fiscal years ended September 30, 2005 and 2004 is as follows:

	2005	2004
Net sales growth, as reported	8.4%	12.7%
Impact of foreign exchange rates	(1.2)	(2.5)
Impact of acquisitions	(3.8)	(5.7)
Impact of divestiture	1.2	0.5

Organic sales growth	4.6%	5.0%

Management uses these non-GAAP financial measures to evaluate the performance of the company and believes the presentation of these amounts provides the reader with information necessary to analyze the company’s normal operations for the periods presented.

Market Price of Common Stock and Cash Dividends Per Share

Alberto-Culver Company & Subsidiaries

The high and low sales prices of the company’s common stock on the New York Stock Exchange and cash dividends per share in each quarter of fiscal years 2005 and 2004 are as follows (as adjusted for the 50% stock dividend in February, 2004):

					Cash Dividends Per Share
	Market Price Range
	2005		2004
	High	Low	High	Low	2005	2004
Common Stock (NYSE Symbol ACV):
First Quarter	$48.84	41.61	42.93	39.23	$.100	.070
Second Quarter	$56.31	46.40	46.95	39.51	.115	.100
Third Quarter	$48.38	41.70	50.28	43.81	.115	.100
Fourth Quarter	$47.12	42.17	52.30	41.66	.115	.100

					$.445	.370

Stockholders of record, which excludes a large number of stockholders with shares held in “street name,” totaled 1,243 as of November 11, 2005.

Certifications

Howard B. Bernick and William J. Cernugel have provided certifications to the Securities and Exchange Commission as required by Section 302 of the Sarbanes-Oxley Act of 2002. These certifications are included as Exhibits 31(a) and 31(b) in the company’s Form 10-K for the year ended September 30, 2005.

As required by the New York Stock Exchange (NYSE), on February 23, 2005, Howard B. Bernick submitted his annual certification to the NYSE that stated he was not aware of any violation by the Company of the NYSE corporate governance listing standards.

The following trademarks and servicemarks owned by Alberto-Culver Company and its subsidiaries appear in this report: Alberto V05, Apricot Radiance, Beauty Systems Group, Beyond the Zone, BSG, Cederroth, Comb Thru, CosmoProf, Curvaceous Curls!, Daily Hair Recovery, FresH2O, Grip! It, Heat Protexx, Humectress, Ion, Max! Hold, Miracle! Mist, Moisture Milks, Motions, Motions At Home, Mrs. Dash, Nexxus, Nourishing Oasis, Obey! and Play, Pantresse, Play! It Again, Power! Control, Pro-Line, Quick! Hold, Real Clean!, Sally, Sally Beauty, Sally Beauty Supply, Salon Herbals, Shape! Up, Shear Beauty, Shower Works, Silk Elements, Smoothing! Soufflé, St. Ives, St. Ives Apricot Scrub, Therappe, TRESemmé, TRES Two, West Coast Beauty Supply, Whipped! Volume and VO5.

The following are trademarks and servicemarks of other companies which appear in this report: Allure (Advance Magazine Publishers Inc.), Clairol (The Procter & Gamble Company), Cosmopolitan (Hearst Communications, Inc.), Graham Webb (Graham Webb International, L.P.), Indola (Henkel KGAA), L’Oreal (L’Oreal S.A.), Matrix (L’Oreal USA Creative, Inc.), Paul Mitchell (John Paul Mitchell Systems), Redken (L’Oreal USA Creative, Inc.), Revlon (Revlon Consumer Products Corporation), Sebastian (Sebastian International, Inc.), Seventeen (Hearst Communications, Inc.), Shape (Weider Publications, Inc.), Wal-Mart (Wal-Mart Stores, Inc.) and Wella (The Wella Corporation).

Selected Financial Data

Alberto-Culver Company & Subsidiaries

Year ended September 30,
(In thousands, except per share data)	2005		2004		2003	2002	2001	2000		1999	1998	1997		1996	1995	1994	1993		1992
Operating Results:
Net sales	$3,531,231		3,257,996		2,891,417	2,650,976	2,379,117	2,137,737		1,882,719	1,743,955	1,694,728		1,523,939	1,297,589	1,150,514	1,093,330		1,038,096
Cost of products sold	1,757,734		1,610,522		1,449,250	1,342,964	1,217,233	1,120,079		990,568	916,499	896,152		816,343	689,793	605,900	572,770		541,153
Interest expense	10,608		25,744		25,743	26,013	27,309	23,747		14,849	12,170	11,826		15,905	9,946	8,630	9,661		11,665
Earnings before provision for income taxes (1)	324,463	(2)	212,644	(3)	251,400	211,792	167,236	154,281	(4)	133,783	132,378	136,121	(5)	100,014	84,242	71,078	65,129		61,356
Provision for income taxes	113,562	(2)	70,874	(3)	89,247	74,127	56,860	51,097	(4)	47,493	49,311	50,704	(5)	37,270	31,591	27,010	23,857		22,740
Net earnings (1)	210,901	(2)	141,770	(3)	162,153	137,665	110,376	103,184	(4)	86,290	83,067	85,417	(5)	62,744	52,651	44,068	41,272		38,616
Net earnings per share (1)(6):
Basic	2.31	(2)	1.57	(3)	1.85	1.60	1.31	1.23	(4)	1.02	.97	1.02	(5)	.75	.63	.52	.48		.45
Diluted	2.27	(2)	1.54	(3)	1.80	1.55	1.27	1.22	(4)	1.01	.92	.94	(5)	.70	.62	.52	.48		.45

Weighted Average Shares Outstanding (6):
Basic	91,451		90,026		87,527	86,070	84,264	83,685		84,567	85,268	83,951		83,357	83,145	84,095	86,042		85,089
Diluted	92,838		91,832		89,957	88,821	86,757	84,615		85,743	93,630	95,066		94,164	85,580	84,125	86,151		85,089

Shares Outstanding at Year End (6):
Common Stock	91,991		90,764		88,460	87,269	85,242	83,909		83,588	85,817	84,215		83,445	83,189	83,040	85,095		85,643

Financial Condition:
Current ratio	2.22 to 1		2.10 to 1		2.50 to 1	2.14 to 1	2.25 to 1	2.17 to 1		1.92 to 1	1.89 to 1	1.86 to 1		1.79 to 1	2.28 to 1	1.86 to 1	2.05 to 1		1.88 to 1
Working capital	$653,694		585,999		699,980	523,770	486,646	399,748		309,153	277,940	269,007		226,123	301,706	185,747	205,050		193,080
Cash, cash equivalents and short-term investments	168,491		201,889		370,148	217,485	202,839	114,951		57,816	73,305	87,600		71,557	146,985	50,362	73,947		80,158
Property, plant and equipment, net	335,400		293,901		264,335	247,850	235,822	240,091		238,753	223,476	190,998		175,920	157,791	132,881	124,449		121,703
Total assets	2,302,123		2,058,780		1,945,609	1,729,491	1,516,501	1,385,598		1,181,494	1,065,343	998,056		908,412	814,757	610,208	593,046		610,400
Long-term debt	124,084		121,246		320,587	320,181	321,183	340,948		225,173	171,760	149,441		161,548	183,094	42,976	80,184		84,549
Stockholders’ equity	1,531,622		1,313,706		1,062,129	862,459	736,009	632,260		565,780	531,150	495,001		424,242	370,574	326,970	298,857		286,222
Cash dividends	40,780		33,490		23,746	20,351	18,215	16,182		14,394	13,220	10,909		9,724	8,590	7,708	7,893	(7)	6,665
Cash dividends per share (6)	.4450		.3700		.2700	.2350	.2150	.1933		.1700	.1533	.1300		.1167	.1033	.0917	.0917	(7)	.0783

(1)	The company implemented the FASB’s Statement of Financial Accounting Standards (SFAS) No. 142 ,”Goodwill and Other Intangible Assets,” in fiscal year 2002 and, accordingly, discontinued the amortization of goodwill and trade names. In accordance with SFAS No. 142, earnings before provision for income taxes, net earnings and net earnings per share for fiscal years 1992 through 2001 have not been restated and, therefore, include the amortization of goodwill and trade names.
(2)	Fiscal year 2005 includes a non-cash charge related to the conversion to one class of common stock which reduced earnings before provision for income taxes by $14.5 million, net earnings by $9.4 million and basic and diluted net earnings per share by ten cents.
(3)	Fiscal year 2004 includes the following non-core items, which reduced earnings before provision for income taxes by $88.0 million, net earnings by $53.7 million and basic and diluted net earnings per share by 60 cents and 59 cents, respectively:
*	Non-cash charge related to the conversion to one class of common stock which reduced earnings before provision for income taxes by $85.6 million, net earnings by $55.6 million and basic and diluted net earnings per share by 62 cents and 61 cents, respectively.
*	Gain from the sale of the company’s Indola European professional business which increased earnings before provision for income taxes by $10.1 million, net earnings by $5.7 million and basic and diluted net earnings per share by six cents.
*	Charge related to the early redemption of the company’s $200 million of 8.25% senior notes which reduced earnings before provision for income taxes by $12.6 million, net earnings by $8.2 million and basic and diluted net earnings per share by nine cents.
*	Tax benefit from the liquidation of certain Indola foreign legal entities which reduced the provision for income taxes by $4.4 million and increased net earnings by $4.4 million and basic and diluted net earnings per share by five cents.
(4)	Fiscal year 2000 includes a non-recurring gain from the sale of a trademark. The non-recurring gain increased earnings before income taxes by $9.3 million, net earnings by $6.0 million and basic and diluted net earnings per share by seven cents.
(5)	Fiscal year 1997 includes a non-recurring gain from an insurance settlement for the loss of the company’s corporate airplane. The non-recurring gain increased earnings before income taxes by $15.6 million, net earnings by $9.8 million and basic and diluted net earnings per share by twelve cents and ten cents, respectively.
(6)	Net earnings per share, shares outstanding and cash dividends per share have been restated to reflect the 100% stock dividend on the company’s outstanding shares in February, 1997 and the 3-for-2 stock split in the form of a 50% stock dividend on outstanding shares in February, 2004.
(7)	Cash dividends paid in fiscal 1993 included a one-time extraordinary dividend of approximately one cent per share in recognition of the company surpassing one billion dollars in sales for the fiscal year ended September 30, 1992.